Filed Pursuant to Rule 424(b)(3)
Registration No. 333-231306

HomeFed Corporation

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

May 20, 2019

Dear Fellow Stockholder:

We cordially invite you to attend a special meeting of stockholders of HomeFed Corporation, a Delaware corporation, which we refer to as HomeFed, to be held on June 28, 2019, at 12:00 P.M. Pacific time, at the offices of HomeFed, 1903 Wright Place, Suite 220, Carlsbad, CA 92008, which we refer to as the special meeting. As previously announced, on April 12, 2019, HomeFed entered into an Agreement and Plan of Merger, which, as amended from time to time, including pursuant to Amendment No. 1 to Agreement and Plan of Merger, dated as of May 2, 2019, we refer to as the merger agreement, with Jefferies Financial Group Inc., a New York corporation, which we refer to as Jefferies, and Heat Merger Sub, LLC, a Delaware limited liability company and wholly-owned subsidiary of Jefferies, which we refer to as Merger Sub. Pursuant to the merger agreement, HomeFed will be merged with and into Merger Sub, which we refer to as the merger, with Merger Sub surviving the merger as a wholly-owned subsidiary of Jefferies. At the special meeting, you will be asked to consider and vote on a proposal to adopt the merger agreement.

If the merger is completed, each share of HomeFed common stock, par value $0.01 per share, which we refer to as HomeFed common stock, issued and outstanding immediately prior to the effective time of the merger (other than shares of HomeFed common stock owned by HomeFed, Jefferies or any of its subsidiaries (including Merger Sub) or dissenting stockholders, which we refer to as excluded shares) will be converted into the right to receive a number of validly issued, fully paid and nonassessable shares of Jefferies common stock equal to the exchange ratio of 2.0, which we refer to as the exchange ratio (which we refer to as the merger consideration). No fractional shares of Jefferies common stock will be issued upon the conversion of the shares of HomeFed common stock, and each HomeFed stockholder who would otherwise have been entitled to receive a fraction of a share of Jefferies common stock (after taking into account all shares of HomeFed common stock exchanged by such holder) will receive, in lieu thereof, cash (without interest) in an amount equal to such fractional amount multiplied by the last reported sale price of shares of Jefferies common stock on the New York Stock Exchange, which we refer to as the NYSE (as reported in The Wall Street Journal or, if not reported therein, in another authoritative source mutually selected by Jefferies and HomeFed) on the last complete trading day prior to the date of the effective time. Shares of Jefferies common stock are listed on the NYSE under the symbol “JEF.”

We encourage you to obtain current quotes for shares of Jefferies common stock, given that the merger consideration is payable in shares of Jefferies common stock.

The merger cannot be completed unless HomeFed stockholders adopt the merger agreement, which requires the affirmative vote at the special meeting of (i) the holders of a majority of the outstanding shares of HomeFed common stock entitled to vote at the special meeting and (ii) the holders of a majority of the outstanding shares of HomeFed common stock entitled to vote at the special meeting not owned, directly or indirectly, by (x) Jefferies or any of its affiliates or (y) any director of HomeFed who is a director or employee of Jefferies or a Section 16 officer pursuant to Rule 16a-1(f) of the Exchange Act of HomeFed. We refer to such holders listed in (ii) other than those listed in (x) and (y), as the public stockholders. All holders of record of HomeFed common stock as of the close of business on May 16, 2019, the record date for the special meeting, are entitled to vote at the special meeting.

A failure to vote or an abstention has the same effect as voting your shares of HomeFed common stock “AGAINST” the adoption of the merger agreement. Jefferies has entered into a voting agreement with HomeFed pursuant to which Jefferies has agreed, among other things, to vote, or cause to be voted, all of the shares of HomeFed common stock beneficially owned by Jefferies (constituting approximately 70% of the issued and outstanding shares of HomeFed common stock as of May 16, 2019, the latest practicable date before the filing of this proxy statement/prospectus) in favor of the adoption of the merger agreement and certain other matters, on the terms and subject to the conditions set forth in the voting agreement. Even if you plan to attend the special meeting in person, HomeFed requests that you complete, sign, date and return, as promptly as possible, the enclosed proxy or voting instruction card in the accompanying prepaid reply envelope or submit your proxy by telephone or the Internet prior to the special meeting to ensure that your shares of HomeFed common stock will be represented at the special meeting if you are unable to attend. If you hold your shares in “street name” through a bank, brokerage firm or other nominee, you should follow the procedures provided by your bank, brokerage firm or other nominee to vote your shares. If you are a record holder, or hold a legal proxy executed in your favor from a record holder, you may also attend the special meeting in person and cast your vote at the meeting there provided that you bring government-issued picture identification. For instructions on voting in person, refer to the section entitled “Information About The Special Meeting—Voting in Person” beginning on page 57 of the accompanying proxy statement/prospectus.

YOUR PROXY IS BEING SOLICITED BY THE HOMEFED BOARD. AFTER CONSIDERATION, THE HOMEFED BOARD, FOLLOWING THE UNANIMOUS RECOMMENDATION OF A SPECIAL COMMITTEE

OF THE HOMEFED BOARD, COMPRISED ENTIRELY OF NON-MANAGEMENT INDEPENDENT DIRECTORS WHO ARE NOT AFFILIATED WITH JEFFERIES, WHICH WE REFER TO AS THE SPECIAL COMMITTEE, HAS DETERMINED THAT THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT ARE IN THE BEST INTERESTS OF HOMEFED’S PUBLIC STOCKHOLDERS, AND HAS FURTHER APPROVED, ADOPTED AND DECLARED ADVISABLE THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT, INCLUDING THE MERGER, AND DIRECTED THAT THE MERGER AGREEMENT BE SUBMITTED TO HOMEFED STOCKHOLDERS. THE HOMEFED BOARD, FOLLOWING THE UNANIMOUS RECOMMENDATION OF THE SPECIAL COMMITTEE, RECOMMENDS THAT YOU VOTE “FOR” THE ADOPTION OF THE MERGER AGREEMENT AND “FOR” ADJOURNMENTS OF THE SPECIAL MEETING FROM TIME TO TIME, IF NECESSARY OR APPROPRIATE AS DETERMINED IN THE DISCRETION OF THE SPECIAL COMMITTEE, INCLUDING TO SOLICIT ADDITIONAL PROXIES IF THERE ARE INSUFFICIENT VOTES AT THE TIME OF THE SPECIAL MEETING TO ADOPT THE MERGER AGREEMENT OR IF A QUORUM IS NOT PRESENT AT THE SPECIAL MEETING. THE SPECIAL COMMITTEE AND THE HOMEFED BOARD MADE THEIR DETERMINATIONS AFTER EVALUATING THE MERGER IN CONSULTATION WITH HOMEFED’S MANAGEMENT AND LEGAL AND FINANCIAL ADVISORS AND CONSIDERING A NUMBER OF FACTORS.

In considering the recommendation of the special committee and the HomeFed board, you should be aware that directors and executive officers of HomeFed may have certain interests in the merger that may be different from, or in addition to, the interests of HomeFed stockholders generally. See the section entitled “The Merger—Interests of HomeFed’s Directors and Executive Officers in the Merger” beginning on page 39 of the accompanying proxy statement/prospectus for a more detailed description of these interests.

In particular, we urge you to read carefully the section entitled “Risk Factors” beginning on page 51 of the accompanying proxy statement/prospectus. If you have any questions regarding the accompanying proxy statement/prospectus, you may contact HomeFed’s proxy solicitor, Innisfree M&A Incorporated, at the telephone numbers below.

Banks and Brokerage Firms Call Collect: (212) 750-5833

Stockholders Call Toll Free: (877) 687-1875

We urge you to read carefully and in its entirety the accompanying proxy statement/prospectus, including the Annexes and the documents incorporated by reference.

On behalf of the board of directors of HomeFed, thank you for your consideration and continued support.

Sincerely,

Chris Foulger

President

HomeFed Corporation

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THE MERGER OR OTHER TRANSACTIONS DESCRIBED IN THE ATTACHED PROXY STATEMENT/PROSPECTUS OR THE SECURITIES TO BE ISSUED PURSUANT TO THE MERGER UNDER THE ATTACHED PROXY STATEMENT/PROSPECTUS NOR HAVE THEY DETERMINED IF THE ATTACHED PROXY STATEMENT/PROSPECTUS IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The accompanying proxy statement/prospectus is dated May 20, 2019 and is first being mailed to HomeFed stockholders on or about May 21, 2019.

HomeFed Corporation

1903 Wright Place, Ste. 220

Carlsbad, California 92008

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

Dear Fellow Stockholder:

You are cordially invited to attend a special meeting of HomeFed Corporation’s stockholders, which we refer to as the special meeting. The special meeting will be held on June 28, 2019, at 12:00 P.M. Pacific time, at the offices of HomeFed, 1903 Wright Place, Suite 220, Carlsbad, CA 92008, to consider and vote on the following matters:

1. a proposal to adopt the Agreement and Plan of Merger, dated as of April 12, 2019, as it may be amended from time to time, including pursuant to Amendment No. 1 to Agreement and Plan of Merger, dated as of May 2, 2019, which, as amended, we refer to as the merger agreement (except where the context otherwise requires), by and among HomeFed Corporation, a Delaware corporation which we refer to as HomeFed, Jefferies Financial Group Inc., a New York corporation which we refer to as Jefferies, and Heat Merger Sub, LLC, a Delaware limited liability company and a wholly-owned subsidiary of Jefferies, which we refer to as Merger Sub (a copy of the merger agreement (as amended) is attached as Annex A to the accompanying proxy statement/prospectus); and

2. a proposal to approve adjournments of the special meeting from time to time, if necessary or appropriate as determined in the discretion of the special committee of the board of directors of HomeFed, comprised entirely of non-management independent directors who are not affiliated with Jefferies, which we refer to as the special committee, including to solicit additional proxies if there are insufficient votes at the time of the special meeting to adopt the merger agreement or if a quorum is not present at the special meeting.

The record date for the special meeting is May 16, 2019. Only stockholders of record as of the close of business on May 16, 2019 are entitled to notice of, and to vote at, the special meeting. All stockholders of record as of that date are cordially invited to attend the special meeting in person.

Your vote is very important, regardless of the number of shares of HomeFed common stock, which we refer to as the HomeFed common stock, that you own. The merger cannot be completed unless HomeFed stockholders adopt the merger agreement, which requires the affirmative vote at the special meeting of (i) the holders of a majority of the outstanding shares of HomeFed common stock entitled to vote at the special meeting and (ii) the holders of a majority of the outstanding shares of HomeFed common stock entitled to vote at the special meeting not owned, directly or indirectly, by (x) Jefferies or any of its affiliates or (y) any director of HomeFed who is a director or employee of Jefferies or a Section 16 officer pursuant to Rule 16a-1(f) of the Exchange Act of HomeFed. We refer to such holders listed in (ii), other than those listed in (x) and (y), as the public stockholders and to such approvals in (i) and (ii) as the HomeFed requisite stockholder approvals.

If you hold your shares in “street name” through a bank, brokerage firm or other nominee, you should follow the procedures provided by your bank, brokerage firm or other nominee to vote your shares.

Your proxy is being solicited by the board of directors of HomeFed, which we refer to as the HomeFed board. After consideration, the HomeFed board, following the unanimous recommendation of a special committee of the HomeFed board, comprised entirely of non-management independent directors who are not affiliated with Jefferies, which we refer to as the special committee, has determined that the merger agreement and the transactions contemplated by the merger agreement are in the best interests of HomeFed’s public stockholders, and has further approved, adopted and declared advisable the merger agreement and the transactions contemplated by the merger agreement, including the merger, and directed that the merger agreement be submitted to HomeFed stockholders. The HomeFed board, following the unanimous recommendation of the special committee, recommends that you vote “FOR” the adoption of the merger agreement and “FOR” adjournments of the special meeting from time to time, if necessary or appropriate as determined in the discretion of the special committee, including to solicit additional proxies if there are insufficient votes at the time of the special meeting to adopt the merger agreement or if a quorum is not present at the special meeting. The special committee and the HomeFed board made their determinations after evaluating the merger in consultation with HomeFed’s management and legal and financial advisors and considering a number of factors.

If you are a HomeFed stockholder on the record date, you may attend the special meeting and vote in person. Please note, however, that if your shares of HomeFed common stock are held of record by a bank, broker or other nominee and you wish to vote at the special meeting, you must obtain a “legal proxy,” executed in your favor from such bank, broker or other nominee who is the holder of record of your shares of HomeFed common stock in order to vote your shares of HomeFed common stock in person at the special meeting.

If you plan to attend the special meeting, you must hold your shares of HomeFed common stock in your own name or have a letter from the record holder of your shares of HomeFed common stock confirming your ownership. In addition, you must bring a form of personal photo identification with you in order to be admitted to the meeting. HomeFed reserves the right to refuse admittance to anyone without proper proof of share ownership or without proper photo identification. Whether or not you intend to be present at the special meeting, you are urged to complete, sign, date and return the enclosed proxy card to HomeFed in the enclosed postage-paid envelope or submit a proxy through the Internet or by telephone as described on the enclosed instructions as soon as possible. This will not prevent you from voting in person at the special meeting, but will assure that your vote is counted if you are unable to attend. If you are then present at the special meeting and wish to vote your shares of HomeFed common stock in person, your original proxy may be revoked by voting at the special meeting.

EVEN IF YOU PLAN TO ATTEND THE SPECIAL MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN, AS PROMPTLY AS POSSIBLE, THE ENCLOSED PROXY CARD OR VOTING INSTRUCTION CARD IN THE ACCOMPANYING PREPAID REPLY ENVELOPE, OR SUBMIT YOUR PROXY BY TELEPHONE OR THE INTERNET. IF YOU ATTEND THE SPECIAL MEETING AND VOTE IN PERSON, YOUR VOTE BY BALLOT WILL REVOKE ANY PROXY PREVIOUSLY SUBMITTED.

By Order of the Board of Directors,

Roland Kelly

Corporate Secretary

HomeFed Corporation

Carlsbad, California

Dated: May 20, 2019

REFERENCES TO ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates important business and financial information about HomeFed and Jefferies from other documents that HomeFed and Jefferies have filed with the U.S. Securities and Exchange Commission, which we refer to as the SEC, and that are contained in or incorporated by reference into this proxy statement/prospectus. For a listing of documents incorporated by reference into this proxy statement/prospectus, please see the section entitled “Where You Can Find More Information” beginning on page 110 of this proxy statement/prospectus. This information is available for you to review at the SEC’s public reference room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, and through the SEC’s website at www.sec.gov.

You may request copies of this proxy statement/prospectus and any of the documents incorporated by reference into this proxy statement/prospectus or other information concerning HomeFed, without charge, by written or telephonic request directed to HomeFed Corporation, Attention: Roland Kelly, Corporate Secretary, 1903 Wright Place, Ste. 220, Carlsbad, California 92008, Telephone: (760) 918-8200); through the HomeFed website at www.homefedcorporation.com; or HomeFed’s proxy solicitor, Innisfree M&A Incorporated, banks and brokers call collect: (212) 750-5833 and stockholders call toll free: (877) 687-1875.

You may also request a copy of this proxy statement/prospectus and any of the documents incorporated by reference into this proxy statement/prospectus or other information concerning Jefferies, without charge, by written or telephonic request directed to Jefferies Financial Group Inc., Attention: Investor Relations, 520 Madison Avenue, New York, New York 10022, Telephone: (212) 460-1900; through the Jefferies’ website at www.jefferies.com; or from the SEC through the SEC website at the address provided above.

In order for you to receive timely delivery of the documents in advance of the special meeting to be held on June 28, 2019, you must request the information no later than five business days prior to the date of the special meeting, being June 21, 2019. We are not incorporating the contents of the websites of the SEC, HomeFed, Jefferies or any other entity into this proxy statement/prospectus. We are providing information about how you can obtain certain documents that are incorporated by reference into this proxy statement/prospectus at these websites only for your convenience.

ABOUT THIS PROXY STATEMENT/PROSPECTUS

This proxy statement/prospectus, which forms part of a registration statement on Form S-4 filed with the SEC by Jefferies (File No. 333-231306), constitutes a prospectus of Jefferies for purposes of the Securities Act of 1933, as amended, which we refer to as the Securities Act, with respect to the shares of Jefferies common stock, par value $1.00 per share, to be issued in connection with the transactions contemplated by the merger agreement and certain other transaction agreements contemplated by the merger agreement, which we refer to as the other transaction agreements. This proxy statement/prospectus also constitutes a proxy statement of HomeFed under Section 14(a) of the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act. It also constitutes a notice of meeting with respect to the special meeting, at which HomeFed stockholders will be asked to consider and vote on the adoption of the merger agreement.

Jefferies has supplied all information contained or incorporated by reference into this proxy statement/prospectus relating to Jefferies and Merger Sub, and HomeFed has supplied all such information relating to HomeFed.

You should rely only on the information contained in or incorporated by reference into this proxy statement/prospectus. Jefferies and HomeFed have not authorized anyone to provide you with information that is different from or in addition to that contained in or incorporated by reference into this proxy statement/prospectus. This proxy statement/prospectus is dated May 20, 2019, and you should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than such date. Further, you should not assume that the information incorporated by reference into this proxy statement/prospectus is accurate as of any date other than the date of the incorporated document. Neither the mailing of this proxy statement/prospectus to HomeFed stockholders nor the issuance by Jefferies of its shares of Jefferies common stock pursuant to the merger agreement will create any implication to the contrary.

This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction in which or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.

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QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING

The following questions and answers are intended to briefly address some commonly asked questions regarding the merger, the merger agreement and the special meeting. These questions and answers may not address all questions that may be important to you as a HomeFed stockholder. To better understand the merger, the merger agreement and the special meeting, please carefully read this entire proxy statement/prospectus, including the annexes and other documents incorporated by reference herein. You may obtain the information incorporated by reference into this proxy statement/prospectus without charge by following the instructions under the section entitled “Where You Can Find More Information” beginning on page 110 of this proxy statement/prospectus.

About the Merger

Q:	What is the merger?

A:

HomeFed, Jefferies and Merger Sub have entered into an Agreement and Plan of Merger, dated as of April 12, 2019, as amended by Amendment No. 1 to Agreement and Plan of Merger, dated as of May 2, 2019, which, as amended, we refer to as the merger agreement (except where the context otherwise requires). A copy of the merger agreement (as amended) is attached as Annex A to this proxy statement/prospectus and is incorporated by reference herein. The merger agreement contains the terms and conditions of the proposed business combination, in which HomeFed will be merged with and into Merger Sub, which we refer to as the merger, with Merger Sub surviving the merger as a wholly-owned subsidiary of Jefferies, which we refer to as the surviving company.

Q:	Why am I receiving this proxy statement/prospectus and proxy or voting instruction card?

A:

HomeFed is sending these materials to the holders, whom we refer to collectively as HomeFed stockholders, of its common stock, par value $0.01 per share, which we refer to as the HomeFed common stock, to help them decide how to vote their shares of HomeFed common stock with respect to the merger and other matters to be considered at the special meeting. The merger cannot be completed unless HomeFed stockholders adopt the merger agreement, which requires the affirmative vote at the special meeting of (i) the holders of a majority of the outstanding shares of HomeFed common stock entitled to vote at the special meeting and (ii) the holders of a majority of the outstanding shares of HomeFed common stock entitled to vote at the special meeting not owned, directly or indirectly, by (x) Jefferies or any of its affiliates or (y) any director of HomeFed who is a director or employee of Jefferies or a Section 16 officer pursuant to Rule 16a-1(f) of the Exchange Act of HomeFed. We refer to the holders of shares of HomeFed common stock other than those set forth in (x) and (y) of clause (ii) above, as the public stockholders and to such approvals in (i) and (ii) as the HomeFed requisite stockholder approvals. HomeFed stockholders are also being asked to approve adjournments of the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to adopt the merger agreement or if a quorum is not present at the special meeting.

This proxy statement/prospectus includes important information about the merger, the merger agreement and the special meeting. HomeFed stockholders should read this information carefully and in its entirety. The enclosed voting materials allow stockholders to vote their shares without attending the special meeting in person.

This proxy statement/prospectus constitutes both a proxy statement of HomeFed and a prospectus of Jefferies. It is a proxy statement of HomeFed because the HomeFed board of directors, which we refer to as the HomeFed board, is soliciting proxies from its stockholders. It is a prospectus because Jefferies will issue shares of its common stock in exchange for outstanding shares of HomeFed common stock in the merger.

Q:	What will I receive if the merger is completed?

A:

If the merger is completed, HomeFed’s stockholders (other than Jefferies and HomeFed stockholders who assert and exercise their appraisal rights in accordance with the DGCL) will have the right to receive, in exchange for each share of HomeFed common stock that they own immediately prior to the effective time of the merger, a number of validly issued, fully paid and nonassessable shares of Jefferies common stock equal to the exchange ratio of 2.0, which we refer to as the exchange ratio (which we refer to as the merger consideration).

Q:	What happens if I am eligible to receive a fraction of a share of Jefferies common stock as part of the merger consideration?

A:

No fractional shares of Jefferies common stock will be issued upon the conversion of the shares of HomeFed common stock, and each HomeFed stockholder who would otherwise have been entitled to receive a fraction of a share of Jefferies common stock (after taking into account all shares of HomeFed common stock exchanged by such holder) will receive, in lieu thereof, cash (without interest) in an amount equal to such fractional amount multiplied by the last reported sale price of shares of Jefferies common stock on the New York Stock Exchange, which we refer to as the NYSE (as reported in The Wall Street Journal or, if not reported therein, in another authoritative source mutually selected by Jefferies and HomeFed) on the last complete trading day prior to the date of the effective time.

Q:	What equity stake will HomeFed stockholders hold in Jefferies immediately following the merger?

A:

Based on the number of issued and outstanding shares of Jefferies common stock and HomeFed common stock as of May 16, 2019, holders of HomeFed common stock (other than excluded shares) would receive, in the aggregate, approximately 3% of the issued and outstanding shares of Jefferies common stock immediately following the closing of the merger and the public stockholders would receive, in the aggregate, approximately 3% of the issued and outstanding shares of Jefferies common stock immediately following the closing of the merger.

Q:	What will holders of HomeFed equity compensation awards receive in the merger?

A:

Each option to acquire shares of HomeFed common stock, which we refer to as a HomeFed stock option, whether vested or unvested, that is outstanding and unexercised immediately prior to the effective time will be, automatically and without any action on the part of the holder, assumed by Jefferies and converted into an option, which we refer to as a Jefferies stock option, to purchase that number of shares of Jefferies common stock (rounded down to the nearest whole share) equal to the product obtained by multiplying (A) the total number of shares of HomeFed common stock subject to such HomeFed stock option immediately prior to the effective time by (B) the exchange ratio of 2.0, at a per-share exercise price (rounded up to the nearest whole cent) equal to the quotient obtained by dividing (x) the exercise price per share of HomeFed common stock at which such HomeFed stock option was exercisable immediately prior to the effective time by (y) the exchange ratio. Except as otherwise provided in the merger agreement, each such Jefferies stock option will continue to have, and will be subject to, the same terms and conditions (including the applicable vesting conditions) as applied to the corresponding HomeFed stock option immediately prior to the effective time. As contemplated by HomeFed’s Amended and Restated 1999 Stock Incentive Plan, all HomeFed stock options held by non-employee directors who will no longer continue to provide services to HomeFed following the closing of the merger, will, in accordance with their existing terms, be exercisable for the shorter of three years or their remaining terms, as to all shares of HomeFed common stock covered by such options, whether or not vested at the date their director service terminates. For additional information on the HomeFed stock options, see the section entitled “The Merger Agreement—Treatment of HomeFed Stock Options” beginning on page 63 of this proxy statement/prospectus.

Additionally, each potential award of restricted stock units corresponding to shares of HomeFed common stock under HomeFed’s 2017 RSU opportunity plan, which we refer to as the HomeFed RSU opportunity award, that is outstanding immediately prior to the effective time will, as of the effective time, automatically and without any action on the part of the holder thereof, be assumed by Jefferies and converted into a

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potential award of restricted stock units corresponding to shares (or, if applicable, a range of a number of shares) of Jefferies common stock, which we refer to as the Jefferies RSU opportunity award, with respect to a number of shares of Jefferies common stock (rounded to the nearest whole share) equal to the product obtained by multiplying (i) the number of shares of HomeFed common stock subject to such HomeFed RSU opportunity award immediately prior to the effective time by (B) the exchange ratio. Except as otherwise provided in the merger agreement, each such Jefferies RSU opportunity award will continue to have, and will be subject to, the same terms and conditions (including the applicable vesting conditions) as applied to the corresponding HomeFed RSU opportunity award immediately prior to the effective time. For additional information on the HomeFed RSU opportunity awards, see the section entitled “The Merger Agreement—Treatment of HomeFed RSU Opportunity Awards” beginning on page 63 of this proxy statement/prospectus.

Q:	If I do not vote in favor the adoption of the merger agreement, do I have appraisal rights?

A:

Under Section 262 of the General Corporation Law of the State of Delaware, which we refer to as the DGCL, HomeFed stockholders of record who do not vote in favor of the proposal to adopt the merger agreement and otherwise comply with the requirements set forth in Section 262 of the DGCL will be entitled to seek appraisal and obtain payment in cash for the judicially determined fair value of their shares of HomeFed common stock in connection with the merger, if the merger is completed. This value could be more than, less than or the same as the implied value of the merger consideration for HomeFed common stock. The relevant provisions of the DGCL are included as Annex E to this proxy statement/prospectus. We encourage you to read these provisions carefully and in their entirety. Moreover, due to the complexity of the procedures for exercising the right to seek appraisal, HomeFed stockholders who are considering exercising such rights are encouraged to seek the advice of legal counsel. Failure to strictly comply with these provisions will result in a loss of the right of appraisal. An executed proxy card that does not contain voting instructions will, unless revoked, be voted in favor of the proposal to adopt the merger agreement.

Therefore, a HomeFed stockholder who submits a proxy and who wishes to exercise appraisal rights must mark “AGAINST” or “ABSTAIN” with respect to the proposal to adopt the merger agreement. HomeFed stockholders who wish to exercise their appraisal rights and hold shares in the name of a bank, broker, trust or other nominee must instruct their bank, broker, trust or other nominee to take the steps necessary to enable them to demand appraisal for their shares.

Q:	What are the conditions to the completion of the merger?

A:

In addition to the adoption of the merger agreement by HomeFed stockholders as described above, closing of the merger is subject to the satisfaction or, to the extent permitted by applicable law, waiver of a number of other conditions, including, (i) approval of the HomeFed requisite stockholder approvals, (ii) approval for listing on the NYSE of shares of Jefferies common stock issuable as merger consideration or as Jefferies stock options or Jefferies RSU opportunity awards pursuant to the merger agreement, (iii) the absence of any applicable law or order that prohibits completion of the merger, (iv) the registration statement on Form S-4 filed by Jefferies, of which this proxy statement/prospectus forms a part, being declared effective by the SEC, (v) receipt by Jefferies and HomeFed of a written tax opinion from Weil, Gotshal & Manges LLP, in form and substance reasonably acceptable to Jefferies and HomeFed, that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code, (vi) performance in all material respects of the obligations required to be performed by the other party pursuant to the merger agreement at or prior to the completion of the merger and (vii) the accuracy of certain representations and warranties made in the merger agreement by the other party, subject to certain materiality qualifications. For a more complete summary of the conditions that must be satisfied or waived prior to closing of the merger, see the section entitled “The Merger Agreement—Conditions to Completion of the Merger” beginning on page 75 of this proxy statement/prospectus.

Q:	What are the material United States federal income tax consequences of the merger to HomeFed stockholders?

A:

It is intended that, for United States federal income tax purposes, the merger will qualify as a “reorganization,” which we refer to as the intended tax treatment, within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, which we refer to as the Internal Revenue Code, and it is a condition to closing of the merger that Jefferies and HomeFed receive a tax opinion from Weil, Gotshal & Manges LLP, in form and substance reasonably acceptable to Jefferies and HomeFed, that the merger will so qualify. Assuming the merger qualifies for the intended tax treatment, a U.S. holder of shares of HomeFed common stock generally will not recognize any gain or loss for United States federal income tax purposes upon the exchange of such holder’s shares of HomeFed common stock for shares of Jefferies common stock in the merger, except for any gain or loss recognized with respect to cash received in lieu of a fractional share of Jefferies common stock.

For a more detailed discussion of the material United States federal income tax consequences of the merger, please carefully review the information set forth in the section entitled “Material United States Federal Income Tax Consequences” beginning on page 85 of this proxy statement/prospectus.

The tax consequences of the merger to any particular stockholder will depend on that stockholder’s particular facts and circumstances. Accordingly, you are urged to consult your own tax advisor as to the specific tax consequences of the merger.

Q:	Will my shares of Jefferies common stock acquired in the merger receive a dividend?

A:

After the closing of the merger, as a Jefferies shareholder, you will receive the same dividends on shares of Jefferies common stock that all other Jefferies shareholders will receive with respect to any dividend record date that occurs after the effective time.

Former HomeFed stockholders who hold a certificate (or evidence of shares of HomeFed common stock in book-entry form) that immediately prior to the effective time represented shares of HomeFed common stock, each of which we refer to as a certificate, will not be entitled to be paid dividends otherwise payable on the shares of Jefferies common stock into which their shares of HomeFed common stock are exchangeable until they surrender their HomeFed certificates according to the instructions provided to them. Upon surrender of any such certificate (or shares of HomeFed common stock held in book-entry form), there will be paid to the holder of the certificate representing whole shares of Jefferies common stock issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of any cash payable in lieu of a fractional share of shares of Jefferies common stock to which such holder is entitled and the amount of dividends or other distributions with a record date after the effective time thus far paid with respect to such whole shares of Jefferies common stock and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the effective time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such whole shares of Jefferies common stock. Jefferies most recently paid a quarterly dividend on February 28, 2019 in an amount equal to $0.125 per share of Jefferies common stock.

All future Jefferies dividends will remain subject to approval by the board of directors of Jefferies, which we refer to as the Jefferies board.

Q:	What will happen to HomeFed as a result of the merger?

A:

If the merger is completed, HomeFed will be merged with and into Merger Sub, with Merger Sub continuing as the surviving company. HomeFed will no longer be a public company, its shares will cease to be quoted on the OTCQB Marketplace and its shares will be deregistered under the Exchange Act. HomeFed stockholders of record at the time of the merger will be entitled to receive the merger consideration.

Q:	When do you expect the merger to be completed?

A:

Subject to the satisfaction or waiver of the closing conditions described under the section entitled “The Merger Agreement—Conditions to Completion of the Merger” beginning on page 75 of this proxy statement/prospectus, including the adoption of the merger agreement by HomeFed stockholders at the special meeting, HomeFed and Jefferies expect that the merger will be completed within six months from the signing of the merger agreement. However, it is possible that factors outside the control of both companies could result in the merger being completed at a different time or not at all. See the section entitled “The Merger Agreement—Conditions to Completion of the Merger” beginning on page 75 of this proxy statement/prospectus.

Q:	What happens if the conditions to the merger are not satisfied or waived by October 12, 2019?

A:

Under the terms of the merger agreement, if the conditions to the merger are not satisfied or waived by October 12, 2019, which we refer to as the end date, then either HomeFed or Jefferies may terminate the merger agreement, provided that (i) the terminating party has complied with its obligations under the merger agreement and (ii) the right to terminate the merger agreement is not available to any party if the failure of the merger to occur on or before the end date is a proximate result of a breach of the merger agreement by that party.

In the event the merger is not completed for any reason, HomeFed stockholders will not receive any merger consideration for their shares of HomeFed common stock in connection with the merger. Instead, all HomeFed stockholders will continue to own their shares of HomeFed common stock, all HomeFed stock options and HomeFed RSU opportunity awards will continue to vest on their applicable vesting schedules and shares of HomeFed common stock will continue to be quoted on the OTCQB Marketplace.

About the Special Meeting

Q:	What am I being asked to vote on at the special meeting?

A:

You are being asked to consider and vote on (i) a proposal to adopt the merger agreement and (ii) a proposal to approve adjournments of the special meeting from time to time, if necessary or appropriate as determined in the discretion of the special committee, including to solicit additional proxies if there are insufficient votes at the time of the special meeting to adopt the merger agreement or if a quorum is not present at the special meeting.

Q:	What is the vote required to approve each proposal at the HomeFed special meeting?

A:

The merger cannot be completed unless HomeFed stockholders adopt the merger agreement, which requires the affirmative vote at the special meeting of (i) the holders of a majority of the outstanding shares of HomeFed common stock entitled to vote at the special meeting and (ii) the holders of a majority of the outstanding shares of HomeFed common stock entitled to vote at the special meeting not owned, directly or indirectly, by (x) Jefferies or any of its affiliates or (y) any director of HomeFed who is a director or employee of Jefferies or a Section 16 officer pursuant to Rule 16a-1(f) of the Exchange Act of HomeFed. We refer to such holders listed in (ii), other than those listed in (x) and (y), as the public stockholders and to such approvals in (i) and (ii) as the HomeFed requisite stockholder approvals. If you fail to submit a valid proxy or vote in person at the special meeting, or abstain, or if your shares of HomeFed common stock are held through a bank, brokerage firm or other nominee and you do not instruct your bank, brokerage firm or other nominee, as applicable, to vote your shares of HomeFed common stock, this has the same effect as voting your shares of HomeFed common stock “AGAINST” the adoption of merger agreement.

If a quorum is present, the proposal to approve adjournments of the special meeting from time to time, if necessary or appropriate as determined in the discretion of the special committee, requires the affirmative vote of a majority of the votes cast at the special meeting by HomeFed stockholders. If you abstain or if you fail to submit a valid proxy or to vote in person at the special meeting or if your shares of HomeFed common stock are held through a bank, brokerage firm or other nominee and you do not instruct your bank, brokerage firm or other nominee to vote your shares of HomeFed common stock, your shares of HomeFed common stock will not be voted, but, if a quorum is present, this will not have an effect on the vote to adjourn the special meeting from time to time, if necessary or appropriate as determined in the discretion of the special committee.

Jefferies has entered into a voting agreement with HomeFed pursuant to which Jefferies has agreed, among other things, to vote, or cause to be voted, all of the shares of HomeFed common stock beneficially owned by Jefferies (constituting approximately 70% of the issued and outstanding shares of HomeFed common stock as of May 16, 2019, the latest practicable date before the filing of this proxy statement/prospectus) in favor of the adoption of the merger agreement and certain other matters, on the terms and subject to the conditions set forth in the voting agreement.

See the section entitled “Information About the Special Meeting—Vote Required” beginning on page 57 of this proxy statement/prospectus.

Q:	What constitutes a quorum for the special meeting?

A:

The presence, in person or represented by proxy, of the holders of record of a majority of the issued and outstanding shares of the capital stock of HomeFed entitled to vote at the special meeting constitutes a quorum for the purposes of the special meeting. A quorum is necessary to transact business at the special meeting. The HomeFed bylaws provides that if a quorum has not been obtained, the holders of a majority of such shares that are present or represented by proxy may adjourn the meeting from time to time, until a quorum has been obtained. As a result of the voting agreement between HomeFed and Jefferies, a quorum for the special meeting will be obtained. If a quorum is not present and you abstain, this has the same effect as a vote against such adjournment. Because it is expected that all proposals to be voted on at the special meeting will be “non-routine” matters, banks, brokerage firms and other nominees will not have discretionary authority to vote on any matter at the meeting. Thus, if you do not provide instructions to your bank, brokerage firm or other nominee, your shares will not be counted as present at the meeting and will have no effect on the vote to adjourn the meeting.

Q:	How does the HomeFed board recommend that I vote at the special meeting?

A:

The HomeFed board, following the unanimous recommendation of the special committee, recommends that you vote “FOR” the adoption of the merger agreement and “FOR” adjournments of the special meeting from time to time, if necessary or appropriate as determined in the discretion of the special committee, including to solicit additional proxies if there are insufficient votes at the time of the special meeting to adopt the merger agreement or if a quorum is not present at the special meeting. See the section entitled “The Merger—Recommendation of the Special Committee; HomeFed’s Reasons for the Merger” beginning on page 26 of this proxy statement/prospectus.

Q:	Do directors and executive officers of HomeFed have certain interests in the merger that may be different from or in addition to those of HomeFed stockholders generally?

A:

Yes. Directors and executive officers of HomeFed have certain interests in the merger that may be different from or in addition to those of HomeFed stockholders generally. The HomeFed board was aware of and considered these interests, among other matters, in reaching its decisions to (i) determine that the merger agreement and the transactions contemplated thereby, including the merger, are in the best interests of HomeFed and its public stockholders, (ii) approve, adopt and declare advisable the merger agreement and the transaction contemplated thereby, including the merger, (iii) direct that the merger agreement and the merger be submitted to a vote of HomeFed stockholders and (iv) resolve to recommend the adoption of the merger agreement by HomeFed stockholders. See the section entitled “The Merger—Interests of

HomeFed’s Directors and Executive Officers in the Merger” beginning on page 39 of this proxy statement/prospectus for a more detailed description of these interests.

Q:	Who can vote at the special meeting?

A:

All holders of record of shares of HomeFed common stock as of the close of business on May 16, 2019, the record date for the special meeting, which we refer to as the record date, are entitled to receive notice of, and to vote at, the special meeting. On the record date, there were 15,500,246 shares of HomeFed common stock outstanding and entitled to vote at the special meeting. You will have one vote for each share of HomeFed common stock that you owned on the record date on all matters properly coming before the special meeting.

Q:	How do I vote?

A:	If you are a stockholder of record, you may have your shares of HomeFed common stock voted on the matters to be presented at the special meeting in any of the following ways:

•

over the Internet, by accessing the Internet website specified on the enclosed proxy card. The control number provided on your proxy card is designed to verify your identity when voting by Internet. Proxies delivered over the Internet must be submitted by 11:59 p.m. Eastern time on June 27, 2019. Please be aware that if you vote over the Internet, you may incur costs such as Internet access charges for which you will be responsible;

•	by calling the toll-free telephone number shown on the enclosed proxy card. Proxies given by telephone must be submitted by 11:59 p.m. Eastern time on June 27, 2019;

•	by completing, signing, dating and returning the enclosed proxy card in the accompanying prepaid reply envelope; or

•

in person—you may attend the special meeting and cast your vote there or by proxy appointed by instrument in writing, subscribed by such HomeFed stockholder or by such HomeFed stockholder’s duly authorized attorney-in-fact.

After carefully reading and considering the information contained in this proxy statement/prospectus, please submit your proxy as soon as possible so that your shares will be represented at the special meeting. Please follow the instructions set forth on the proxy card or on the voting instruction form provided by the record holder if your shares are held in the name of your bank, brokerage firm or other nominee. Please note that if you are a beneficial owner and wish to vote in person at the special meeting, you must obtain a legal proxy from your bank, brokerage firm or other nominee.

Q:	What happens if I sell my shares of HomeFed common stock before the special meeting?

A:

The record date is earlier than both the date of the special meeting and the effective time. If you transfer your shares of HomeFed common stock after the record date but before the special meeting, you will, unless the transferee requests a proxy from you, retain your right to vote at the special meeting but will transfer the right to receive the merger consideration to the person to whom you transfer your shares. In order to receive the merger consideration, you must hold your shares at the effective time.

Q:	Are any HomeFed stockholders already obligated to vote in favor of the merger?

A:

Yes. HomeFed entered into a voting agreement with Jefferies, which we refer to as the voting agreement. Jefferies is the beneficial owner of 10,852,123 shares of HomeFed common stock, which we refer to as the covered shares, which represents approximately 70% of the outstanding shares of HomeFed common stock. Jefferies has agreed to vote, or cause to be voted, all of the shares of HomeFed common stock beneficially

x

owned by it in favor of the adoption of the merger agreement. The voting agreement terminates automatically upon the earliest to occur of (i) the effective time, (ii) the valid termination of the merger agreement, (iii) a change in recommendation by the HomeFed board or the date on which the parties agree in writing to terminate the voting agreement. The voting agreement is attached to this proxy statement/prospectus as Annex B. For a further discussion of the voting agreement, see “Other Transaction Agreements—The Voting Agreement” beginning on page 79 of this proxy statement/prospectus.

Q:	When and where is the special meeting?

A:

The special meeting will be held on June 28, 2019, at 12:00 p.m. Pacific time, at the offices of HomeFed, 1903 Wright Place, Suite 220, Carlsbad, CA 92008. If you are a HomeFed stockholder on the record date, you may attend the special meeting and vote in person. Please note, however, that if your shares of HomeFed common stock are held of record by a bank, broker or other nominee and you wish to vote at the special meeting, you must obtain a “legal proxy,” executed in your favor from such bank, broker or other nominee who is the holder of record of your shares of HomeFed common stock in order to vote your shares of HomeFed common stock in person at the special meeting. For additional information about the special meeting, see the section entitled “Information About the Special Meeting” beginning on page 56 of this proxy statement/prospectus.

Q:	If my shares of HomeFed common stock are held in “street name” by my bank, brokerage firm or other nominee, will my bank, brokerage firm or other nominee automatically vote those shares for me?

A:

If your shares are held by a bank, brokerage firm or other nominee, you are considered the beneficial owner of shares held in “street name,” and your bank, brokerage firm or other nominee is considered the stockholder of record with respect to those shares. Your bank, brokerage firm or other nominee will send you, as the beneficial owner, a package describing the procedure for voting your shares. You should follow the instructions provided by them to vote your shares. You are invited to attend the special meeting; however, you may not vote these shares in person at the special meeting unless you obtain a “legal proxy” from your bank, brokerage firm or other nominee that holds your shares, giving you the right to vote the shares at the special meeting.

Your bank, brokerage firm or other nominee will only be permitted to vote your shares of HomeFed common stock if you instruct your bank, brokerage firm or other nominee how to vote. You should follow the procedures provided by your bank, brokerage firm or other nominee regarding the voting of your shares of HomeFed common stock. Under NYSE rules, brokerage firms and other nominees who hold shares of HomeFed common stock in street name for their customers have authority to vote on “routine” proposals when they have not received instructions from beneficial owners. However, banks, brokerage firms and other nominees are precluded from exercising their voting discretion with respect to non-routine matters, such as the adoption of the merger agreement and adjournments of the special meeting from time to time, if necessary or appropriate as determined in the discretion of the special committee, including to solicit additional proxies if there are insufficient votes at the time of the special meeting to adopt the merger agreement or if a quorum is not present at the special meeting. As a result, absent specific instructions from the beneficial owner of such shares, banks, brokerage firms and other nominees are not empowered to vote such shares.

The effect of not instructing your bank, broker or other nominee how you wish your shares to be voted will be the same as voting your shares “AGAINST” the adoption of the merger agreement, and will not have an effect on the proposal to approve the vote to adjourn the special meeting from time to time, if a quorum is present, if necessary or appropriate as determined in the discretion of the special committee.

Q:	How many votes do I have?

A:

Each HomeFed stockholder is entitled to one vote for each share of HomeFed common stock held of record as of the record date. As of the close of business on the record date, there were 15,500,246 outstanding shares of HomeFed common stock.

Q:	If a stockholder gives a proxy, how are the shares of HomeFed common stock voted?

A:

Regardless of the method by which you choose to vote, the individuals named on the enclosed proxy card will vote your shares of HomeFed common stock in the way that you indicate. When completing the Internet process or the proxy card, you may specify whether your shares of HomeFed common stock should be voted “FOR” or “AGAINST” or to “ABSTAIN” from voting on all, some or none of the specific items of business to come before the special meeting.

Q:	What will happen if I sign and return my proxy or voting instruction card without indicating how to vote?

A:

If you sign and return your proxy or voting instruction card without indicating how to vote on any particular proposal, the HomeFed common stock represented by your proxy will be voted as recommended by the HomeFed board with respect to that proposal. As of the date of this proxy statement/prospectus, the HomeFed board, following the unanimous recommendation of the special committee, recommends that HomeFed stockholders vote “FOR” the adoption of the merger agreement and “FOR” adjournments of the special meeting from time to time, if necessary or appropriate as determined in the discretion of the special committee, including to solicit additional proxies if there are insufficient votes at the time of the special meeting to adopt the merger agreement or if a quorum is not present at the special meeting

Q:	Can I change my vote after I have delivered my proxy or voting instruction card?

A:

Yes. Any stockholder giving a proxy has the power to revoke it at any time before it is exercised. HomeFed stockholders of record may revoke their proxy by signing, dating and returning a duly executed proxy bearing a later date (including by means of an Internet or telephone vote) or filing an instrument of revocation with HomeFed’s Corporate Secretary at HomeFed Corporation, Attention: Roland Kelly, Corporate Secretary, 1903 Wright Place, Ste. 220, Carlsbad, California 92008, Telephone: (760) 918-8200. Stockholders of record may also revoke a proxy by attending the special meeting and voting in person. Attendance at the special meeting alone will not revoke any proxy. If not revoked, the proxy will be voted at the special meeting in accordance with your instructions.

If your shares are held in an account at a bank, brokerage firm or other nominee and you have delivered your voting instruction card to your broker, bank or other nominee, you should contact your bank, brokerage firm or other nominee to change your vote.

Q:	What should I do if I receive more than one set of voting materials?

A:

If you hold shares of HomeFed common stock in “street name” and also directly as a record holder or otherwise or if you hold shares of HomeFed common stock in more than one brokerage account, you may receive more than one set of voting materials relating to the special meeting. Please complete, sign, date and return each proxy card (or cast your vote by Internet or telephone as provided on your proxy card) in order to ensure that all of your shares of HomeFed common stock are voted. If you hold your shares in “street name” through a bank, brokerage firm or other nominee, you should follow the procedures provided by your bank, brokerage firm or other nominee to vote your shares.

Q:	If I hold physical certificates representing my shares of HomeFed common stock, should I send in my certificates now?

A:

No, please do NOT return your certificate(s) with your proxy. If the merger agreement is adopted by HomeFed stockholders and the merger is completed, and if you hold physical certificates, you will be sent a letter of transmittal promptly after the effective time describing how you may exchange your shares of HomeFed common stock for the merger consideration.

Q:	Where can I find the voting results of the special meeting?

A:

The preliminary voting results will be announced at the special meeting. In addition, within four business days following certification of the final voting results, HomeFed intends to file the final voting results with the SEC on a Current Report on Form 8-K.

Q:	Do Jefferies shareholders have to vote on anything in connection with the merger?

A:

No, Jefferies shareholders do not have to vote in connection with the merger. Accordingly, Jefferies shareholders will not vote on adoption of the merger agreement or the other proposals contained in this proxy statement/prospectus.

Q:	Who can help answer any other questions I have?

A:

If you have additional questions about the merger, need assistance in submitting your proxy or voting your shares of HomeFed common stock, or need additional copies of this proxy statement/prospectus or the enclosed proxy card, please contact Innisfree M&A Incorporated, HomeFed’s proxy solicitor, at the telephone numbers below.

Banks and Brokerage Firms Call Collect: (212) 750-5833

Stockholders Call Toll Free: (877) 687-1875

Q:	Are there any risks associated with the merger that I should consider in deciding how to vote?

A:

Yes. There are a number of risks related to the merger that are discussed in this proxy statement/prospectus and in the documents incorporated by reference or referred to in this proxy statement/prospectus. Please read and carefully consider the detailed description of the risks described in the section entitled “Risk Factors” beginning on page 51 of this proxy statement/prospectus and in HomeFed’s and Jefferies’ SEC filings incorporated by reference herein and referred to in the section entitled “Where You Can Find More Information” beginning on page 110 of this proxy statement/prospectus.

Q:	Who can attend the special meeting?

A:

If you are a HomeFed stockholder on the record date, you may attend the special meeting and vote in person. All attendees will be required to provide a government-issued, current form of photo identification. Please note, however, that if your shares of HomeFed common stock are held of record by a bank, broker or other nominee and you wish to vote at the special meeting, you must obtain a “legal proxy,” executed in your favor from such bank, broker or other nominee who is the holder of record of your shares of HomeFed common stock in order to vote your shares of HomeFed common stock in person at the special meeting.

SUMMARY

The following summary highlights selected information in this proxy statement/prospectus and may not contain all the information that may be important to you as a HomeFed stockholder. Accordingly, Jefferies and HomeFed encourage you to read carefully this entire proxy statement/prospectus, its annexes and the documents referred to in this proxy statement/prospectus. Each item in this summary includes a page reference directing you to a more complete description of that topic. You may obtain the information incorporated by reference into this proxy statement/prospectus without charge by following the instructions under the section entitled “Where You Can Find More Information” beginning on page 110 of this proxy statement/prospectus.

The Parties to the Merger

HomeFed Corporation

1903 Wright Place, Suite 220

Carlsbad, CA 92008

(760) 918-8200

HomeFed is a developer and owner of residential and mixed-use real estate projects in California, Virginia, South Carolina, Florida, Maine and New York. After many years in the entitlement process, the majority of its assets are now either operating real estate or entitled land ready for sale. HomeFed also from time to time investigates and pursues the acquisition of new real estate projects, both residential and commercial. HomeFed’s home page on the Internet is www.homefedcorporation.com. The information provided on HomeFed’s website is not part of this proxy statement/prospectus and is not incorporated herein by reference.

Shares of HomeFed common stock are quoted on the OTCQB Marketplace under the symbol “HOFD.”

Jefferies Financial Group Inc.

520 Madison Avenue

New York, NY 10022

(212) 460-1900

Jefferies, formerly known as Leucadia National Corporation, is a diversified financial services company engaged in investment banking and capital markets, asset management and direct investing. Jefferies Group LLC, Jefferies’ largest subsidiary, is the largest independent full-service global investment banking firm headquartered in the U.S. Jefferies Group retains a credit rating separate from Jefferies and remains a U.S. SEC reporting company. Jefferies has a workforce of approximately 4,700 employees in the Americas, Europe and Asia. Jefferies’ home page on the Internet is www.jefferies.com. The information provided on Jefferies’ website is not part of this proxy statement/prospectus and is not incorporated herein by reference.

Share of Jefferies common stock are listed on the NYSE under the symbol “JEF.”

Heat Merger Sub, LLC

c/o Jefferies Financial Group Inc.

520 Madison Avenue

New York, NY 10022

(212) 460-1900

Merger Sub was formed on April 9, 2019, for the purpose of effecting the merger. To date, Merger Sub has not conducted any activities other than those incidental to its formation and the matters contemplated by the Merger

Agreement in connection with the merger. By operation of the completion of the merger, HomeFed will be merged with and into Merger Sub, and Merger Sub will be the surviving company and a wholly-owned subsidiary of Jefferies. On or after the effective date, Merger Sub will change its name to HomeFed LLC.

The Merger and the Merger Agreement

The terms and conditions of the merger are contained in the merger agreement (as amended), a copy of which is attached as Annex A to this proxy statement/prospectus. We encourage you to read the merger agreement carefully and in its entirety, as it is the legal document that governs the merger.

If the merger is completed, HomeFed will be merged with and into Merger Sub, with Merger Sub continuing as the surviving company and a wholly-owned subsidiary of Jefferies. Following the effective time, HomeFed will no longer be a public company, its shares will cease to be quoted on the OTCQB Marketplace and it will be deregistered under the Exchange Act. Stockholders of record at the time of the merger will be entitled to receive the merger consideration.

Treatment of HomeFed Equity Awards in the Merger

Treatment of HomeFed Stock Options

Each HomeFed stock option, whether vested or unvested, that is outstanding and unexercised immediately prior to the effective time will be, automatically and without any action on the part of the holder, assumed by Jefferies and converted into a Jefferies stock option to purchase that number of shares of Jefferies common stock (rounded down to the nearest whole share) equal to the product obtained by multiplying (A) the total number of shares of HomeFed common stock subject to such HomeFed stock option immediately prior to the effective time by (B) the exchange ratio, at a per-share exercise price (rounded up to the nearest whole cent) equal to the quotient obtained by dividing (x) the exercise price per share of HomeFed common stock at which such HomeFed stock option was exercisable immediately prior to the effective time by (y) the exchange ratio. Except as otherwise provided in the merger agreement, each such Jefferies stock option will continue to have, and will be subject to, the same terms and conditions (including the applicable vesting conditions) as applied to the corresponding HomeFed stock option immediately prior to the effective time.

See the section entitled “The Merger Agreement—Treatment of HomeFed Stock Options” beginning on page 63 of this proxy statement/prospectus.

Treatment of HomeFed RSU Opportunity Awards

Each HomeFed RSU opportunity award that is outstanding immediately prior to the effective time will, as of the effective time, automatically and without any action on the part of the holder thereof, be assumed by Jefferies and converted into a Jefferies RSU opportunity award with respect to a number of shares (or, if applicable, a range of a number of shares) of Jefferies common stock (rounded to the nearest whole share) equal to the product obtained by multiplying (i) the number of shares of HomeFed common stock subject to such HomeFed RSU opportunity award immediately prior to the effective time by (B) the exchange ratio. Except as otherwise provided in the merger agreement, each such Jefferies RSU opportunity award will continue to have, and will be subject to, the same terms and conditions (including the applicable vesting conditions) as applied to the corresponding HomeFed RSU opportunity award immediately prior to the effective time.

See the section entitled “The Merger Agreement—Treatment of HomeFed RSU Opportunity Awards” beginning on page 63 of this proxy statement/prospectus.

Financing Related to the Merger

Jefferies estimates that the total amount of funds required to pay fees and expenses related to the merger will be approximately $3 million. Jefferies expects this amount to be funded through cash on hand.

Plans for HomeFed Following the Merger

Following completion of the merger, it is expected that HomeFed will remain a developer and owner of residential and mixed-use real estate projects. By operation of the completion of the merger, HomeFed will be merged with and into Merger Sub, and Merger Sub will be the surviving company and a wholly-owned subsidiary of Jefferies. On or after the effective date, Merger Sub will change its name to HomeFed LLC.

See “The Merger—Plans for HomeFed Following the Merger” beginning on page 39 of this proxy statement/prospectus.

Merger Consideration

Upon completion of the merger, at the effective time, by virtue of the merger and without any action on the part of HomeFed, Jefferies, Merger Sub or the holders of any shares of HomeFed common stock or Merger Sub limited liability company interests, each share of HomeFed common stock issued and outstanding immediately prior to the effective time (other than excluded shares) will be automatically canceled and converted into the right to receive a number of validly issued, fully paid and nonassessable shares of Jefferies common stock equal to the exchange ratio of 2.0, which we refer to as the exchange ratio (which we refer to as the merger consideration).

However, no fractional shares of Jefferies common stock will be issued upon the conversion of the shares of HomeFed common stock, and each HomeFed stockholder who would otherwise have been entitled to receive a fraction of a share of Jefferies common stock (after taking into account all shares of HomeFed common stock exchanged by such holder) will receive, in lieu thereof, cash (without interest) in an amount equal to such fractional amount multiplied by the last reported sale price of shares of Jefferies common stock on the NYSE (as reported in The Wall Street Journal or, if not reported therein, in another authoritative source mutually selected by Jefferies and HomeFed) on the last complete trading day prior to the date of the effective time. Shares of Jefferies common stock are listed on the NYSE under the symbol “JEF.”

If, between the date of the merger agreement and the effective time, the outstanding shares of Jefferies common stock or HomeFed common stock has changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination, consolidation or exchange of shares, or any similar event has occurred (whether by merger, consolidation, conversion or otherwise), or there occurs a record date with respect to any of the foregoing, then any number or amount contained therein which is based upon the number of shares of Jefferies common stock or HomeFed common stock, as the case may be, will be appropriately adjusted to provide to Jefferies and HomeFed stockholders the same economic effect as contemplated by the merger agreement prior to such event; provided, that it will not be construed to permit Jefferies or HomeFed to take any action with respect to its securities that is prohibited by the terms of the merger agreement.

Recommendation of the Special Committee; HomeFed’s Reasons for the Merger

On April 12, 2019, the special committee unanimously determined based upon the facts and circumstances it deemed relevant, reasonable or appropriate, including the advice of its legal and financial advisors, that the merger agreement and the transactions contemplated thereby, including the merger, are fair and reasonable to, and in the best interests of, HomeFed and its public stockholders, and approved the merger agreement and the transactions contemplated thereby, including the merger, on the terms and subject to the conditions set forth in the merger agreement. The special committee recommended that the HomeFed board approve the merger agreement and the transactions contemplated thereby, including the merger, and recommends that the public stockholders approve the merger agreement and the transactions contemplated thereby, including the merger.

Interests of HomeFed’s Directors and Executive Officers in the Merger

The directors and executive officers of HomeFed may have certain interests in the merger that may be different from or in addition to those of HomeFed stockholders generally. The HomeFed board and the special committee were aware of and considered these interests, among other matters, in reaching its decisions to (i) determine that the merger agreement and the transactions contemplated thereby, including the merger, are in the best interests of HomeFed and its public stockholders, (ii) approve, adopt and declare advisable the merger agreement and the transaction contemplated thereby, including the merger, (iii) direct that the merger agreement and the merger be submitted to a vote of HomeFed stockholders and (iv) resolve to recommend the adoption of the merger agreement by HomeFed stockholders. See the section entitled “The Merger—Interests of HomeFed’s Directors and Executive Officers in the Merger” beginning on page 39 of this proxy statement/prospectus.

Listing of Shares of Jefferies Common Stock

Jefferies has agreed to use its reasonable best efforts to cause the shares of Jefferies common stock to be issued in the merger and the shares of Jefferies common stock to be issued under Jefferies equity awards to be issued in accordance with the terms of the merger agreement to be approved for listing on the NYSE, subject to official notice of issuance, prior to the closing of the merger.

Cessation of Quoting and Deregistration of HomeFed Common Stock

Prior to the closing, HomeFed has agreed to use its commercially reasonable efforts to cause (a) the retirement of HomeFed’s ticker symbol and (b) HomeFed’s common stock to cease being quoted on the OTCQB Marketplace, in each case effective as of the closing, including by (i) timely filing with FINRA an issuer company-related action notification form in accordance with FINRA Rule 6490, and (ii) sending an email notification to OTC Markets at issuers@otcmarkets.com containing the press release announcing the merger and the transactions contemplated by the merger agreement.

Following the effective time, HomeFed will cease to be registered under the Exchange Act (via termination of registration pursuant to Section 12(g) of the Exchange Act).

Opinion of the Special Committee’s Financial Advisor

On May 2, 2019, Houlihan Lokey Capital, Inc., which we refer to as Houlihan Lokey, verbally rendered its opinion to the special committee (which was subsequently confirmed in writing by delivery of Houlihan Lokey’s written opinion addressed to the special committee dated May 2, 2019), as to the fairness, from a financial point of view, to the holders of HomeFed common stock (other than HomeFed, Jefferies or any of their respective subsidiaries and affiliates, which we refer to as excluded persons), of the exchange ratio provided for in the merger pursuant to the merger agreement, as amended.

Houlihan Lokey’s opinion was directed to the special committee (in its capacity as such) and only addressed the fairness, from a financial point of view, to the holders of HomeFed common stock (other than the excluded persons), of the exchange ratio provided for in the merger pursuant to the merger agreement, as amended, and did not address any other aspect or implication of the merger or any other agreement, arrangement or understanding. The summary of Houlihan Lokey’s opinion in this proxy statement/prospectus is qualified in its entirety by reference to the full text of its written opinion, which is attached as Annex D to this proxy statement/prospectus and describes the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in connection with the preparation of its opinion. However, neither Houlihan Lokey’s opinion nor the summary of its opinion and the related analyses set forth in this proxy statement/prospectus are intended to be, and do not constitute, advice or a recommendation to the special committee, the board of directors, any security holder of HomeFed or Jefferies or any other person as to how to act or vote with respect to any matter relating to the merger or otherwise. See “The Merger—Opinion of the Special Committee’s Financial Advisor.”

Certain Financial Projections of HomeFed

In connection with the merger, HomeFed provided selected, non-public financial projections prepared by HomeFed’s senior management to the special committee, in connection with the special committee’s consideration of the merger, and to its financial advisor, Houlihan Lokey, in connection with its financial analyses. For a description of certain financial projections of HomeFed, see “The Merger—Certain Financial Projections of HomeFed” beginning on page 37 of this proxy statement/prospectus.

Information About the Special Meeting

Time, Place and Purpose of the Special Meeting

The special meeting to consider and vote on the adoption of the merger agreement, which we refer to as the special meeting, will be held on June 28, 2019, at 12:00 P.M. Pacific time, at the offices of HomeFed, 1903 Wright Place, Suite 220, Carlsbad, CA 92008.

At the special meeting, HomeFed stockholders will be asked to consider and vote on (i) a proposal to adopt the merger agreement and (ii) a proposal to approve adjournments of the special meeting from time to time, if necessary or appropriate as determined by the special committee, including to solicit additional proxies if there are insufficient votes at the time of the special meeting to adopt the merger agreement or if a quorum is not present at the special meeting.

Record Date and Quorum

You are entitled to receive notice of, and to vote at, the special meeting if you are a holder of record of shares of HomeFed common stock as of the close of business on May 16, 2019, the record date.

On the record date, there were 15,500,246 shares of HomeFed common stock outstanding and entitled to vote. As a HomeFed stockholder, you will have one vote for each share of HomeFed common stock that you owned on the record date on all matters properly coming before the special meeting.

The presence, in person or represented by proxy, of the holders of record of a majority of the issued and outstanding shares of the capital stock of HomeFed entitled to vote at the meeting constitutes a quorum for the purposes of the special meeting. A quorum is necessary to transact business at the special meeting.

Additionally, the HomeFed bylaws provide that if a quorum has not been obtained, the holders of a majority of such shares that are present or represented by proxy may adjourn the meeting from time to time, until a quorum has been obtained. If a quorum is not present and you abstain, this has the same effect as a vote against such adjournment. Because it is expected that all proposals to be voted on at the special meeting will be “non-routine” matters, banks, brokerage firms and other nominees will not have discretionary authority to vote on any matter at the meeting. Thus, if you do not provide instructions to your bank, brokerage firm or other nominee, your shares will not be counted as present at the meeting and will have no effect on the vote to adjourn the meeting.

As a result of the voting agreement between HomeFed and Jefferies, a quorum for the special meeting will be obtained.

Vote Required

The merger cannot be completed unless HomeFed stockholders adopt the merger agreement, which requires the affirmative vote of (i) the holders of a majority of the outstanding shares of HomeFed common stock entitled to vote at the special meeting and (ii) the holders of a majority of the outstanding shares of HomeFed common stock entitled to vote at the special meeting not owned, directly or indirectly, by (x) Jefferies or any of its affiliates or (y) by any director of HomeFed who is a director or employee of Jefferies or a Section 16 officer pursuant to Rule 16a-1(f) of the Exchange Act of HomeFed, at the special meeting. We refer to such holders listed in (ii), other than those listed in (x) and (y), as the public stockholders and to such approvals in (i) and (ii) as the HomeFed requisite stockholder approvals. All holders of record of HomeFed common stock as of the close of business on May 16, 2019, the record date for the special meeting, are entitled to vote at the special meeting. For the adoption of the merger agreement, you may vote “FOR,” “AGAINST” or “ABSTAIN.” Votes to abstain will not be counted as votes cast in favor of the adoption of the merger agreement, but will count for the purpose of determining whether a quorum has been obtained. If you fail to submit a valid proxy or to vote in person at the special meeting, if you abstain or if your shares of HomeFed common stock are held through a bank, brokerage firm or other nominee and you do not instruct your bank, brokerage firm or other nominee, as applicable, to vote your shares of HomeFed common stock it has the same effect as voting your shares of HomeFed common stock “AGAINST” the adoption of the merger agreement.

If a quorum is present, the proposal to approve adjournments of the special meeting from time to time, if necessary or appropriate as determined by the special committee requires the affirmative vote of a majority of the votes cast at the special meeting by HomeFed stockholders. If you abstain or if you fail to submit a valid proxy or to vote in person at the special meeting or if your shares of HomeFed common stock are held through a bank, brokerage firm or other nominee and you do not instruct your bank, brokerage firm or other nominee, as applicable, to vote your shares of HomeFed common stock, your shares of HomeFed common stock will not be voted, but, if a quorum is present, this will not have an effect on the vote to adjourn the special meeting from time to time, if necessary or appropriate as determined by the special committee.

As of the close of business on the record date, the directors and executive officers of HomeFed beneficially owned and were entitled to vote, in the aggregate, 887,713 shares of HomeFed common stock representing 5.7% of the outstanding voting power of HomeFed stockholders as of the close of business on the record date. We currently expect that the directors and executive officers of HomeFed will vote their shares of HomeFed common stock “FOR” the adoption of the merger agreement and “FOR” adjournments of the special meeting from time to time, if necessary or appropriate as determined by the special committee, including to solicit additional proxies if there are insufficient votes at the time of the special meeting to adopt the merger agreement or if a quorum is not present at the special meeting, although none of them has entered into any agreements obligating him or her to do so.

Proxies and Revocations

Any stockholder of record entitled to vote at the special meeting may submit a proxy over the Internet, by telephone, by returning the enclosed proxy card in the accompanying prepaid reply envelope or may vote in person by appearing at the special meeting. If your shares of HomeFed common stock are held in “street name” through a bank, brokerage firm or other nominee, you should instruct your bank, brokerage firm or other nominee on how to vote your shares of HomeFed common stock using the instructions provided by your bank, brokerage firm or other nominee. If you fail to submit a proxy or to vote in person at the special meeting, or if you hold your shares through a bank, brokerage firm or other nominee and do not instruct your bank, brokerage firm or other nominee, as applicable, to vote your shares, your shares of HomeFed common stock will not be voted on the adoption of the merger agreement, which has the same effect as voting your shares “AGAINST” the adoption of the merger agreement, and your shares of HomeFed common stock will not be voted on and will not have an effect on the proposal to approve the vote to adjourn the special meeting from time to time, if a quorum is present, if necessary or appropriate as determined by the special committee.

If you vote by proxy, regardless of the method you choose to vote, the individuals named on the enclosed proxy card, and each of them, with full power of substitution, will vote your shares of HomeFed common stock in the way that you indicate. When completing the Internet or telephone voting process or the proxy card, you may specify whether your shares of HomeFed common stock should be voted “FOR” or “AGAINST” or to “ABSTAIN” from voting on all, some or none of the specific items of business to come before the special meeting.

If you sign and return your proxy or voting instruction card without indicating how to vote on any particular proposal, the HomeFed common stock represented by your proxy will be voted as recommended by the HomeFed board with respect to that proposal. As of the date of this proxy statement/prospectus, the HomeFed board, following the unanimous recommendation of the special committee, recommends that HomeFed stockholders vote “FOR” the adoption of the merger agreement and “FOR” adjournments of the special meeting from time to time, if necessary or appropriate as determined by the special committee, including to solicit additional proxies if there are insufficient votes at the time of the special meeting to adopt the merger agreement or if a quorum is not present at the special meeting.

Any stockholder giving a proxy has the power to revoke it at any time before it is exercised. HomeFed stockholders of record may revoke their proxy by signing, dating and returning a duly executed proxy bearing a later date (including by means of an Internet or telephone vote) or filing an instrument of revocation with HomeFed’s Corporate Secretary at HomeFed Corporation, Attention: Roland Kelly, Corporate Secretary, HomeFed Corporation, 1903 Wright Place, Ste. 220, Carlsbad, California 92008, Telephone: (760) 918-8200. Stockholders of record may also revoke a proxy by attending the special meeting and voting in person. Attendance at the special meeting alone will not revoke any proxy. If not revoked, the proxy will be voted at the special meeting in accordance with your instructions.

If your shares are held in an account at a bank, brokerage firm or other nominee and you have delivered your voting instruction card to your broker, bank or other nominee, you should contact your bank, brokerage firm or other nominee to change your vote.

Voting Agreement

Pursuant to the voting agreement, Jefferies irrevocably agreed, among other things, to (a) to appear (in person or by proxy) at any meeting of HomeFed stockholders or otherwise cause the covered shares to be counted as present for the purpose of calculating a quorum and (b) to vote, or cause to be voted, the covered shares or cause the covered shares to be voted (in person or by proxy) (i) in favor of the merger and the approval and adoption of the merger agreement and the transactions contemplated by the merger agreement, including any amendment to the merger agreement, (ii) in favor of the approval of any proposal to adjourn or postpone any meeting of HomeFed stockholders to a later date (as determined in good faith by the special committee) if there are not sufficient votes for adoption of the merger agreement on the date on which such meeting is held, (iii) against any proposal, action or agreement that would reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of HomeFed contained in the merger agreement or of Jefferies contained in the voting agreement, (iv) against any action, proposal, transaction or agreement that would reasonably be expected to impede, delay or adversely affect the consummation of the merger or the fulfillment of any of HomeFed’s, Jefferies’ or Merger Sub’s conditions under the merger agreement, any of the other transactions contemplated by the merger agreement or change in any manner the voting rights of any class of shares of HomeFed (including any amendments to HomeFed’s Restated Certificate of Incorporation, which we refer to as the HomeFed charter, or HomeFed’s Amended and Restated Bylaws, which we refer to as the HomeFed bylaws), and (v) against any acquisition proposal, the definition of which is found on page 69 of this proxy statement/prospectus.

The voting agreement terminates automatically, without any action on the part of any party, upon the earliest to occur of: (i) the effective time, (ii) valid termination of the merger agreement; (iii) a change in recommendation by the HomeFed board or; (iv) the date on which the parties agree in writing to terminate the voting agreement.

For a further discussion of the voting agreement, see “Other Transaction Agreements—The Voting Agreement” beginning on page 79 of this proxy statement/prospectus.

Waiver and Amendment No. 1 to Stockholders Agreement

In connection with the execution of the merger agreement, on April 12, 2019, HomeFed entered into a waiver and amendment no.1 to the stockholders agreement, which we refer to as the waiver and amendment agreement, to amend certain terms of the stockholders agreement between HomeFed and Jefferies, dated as of March 28, 2014, which we refer to as the original stockholders agreement.

The waiver and amendment agreement, among other things, allows Jefferies to vote the shares of HomeFed common stock owned by Jefferies in favor of adopting the merger agreement.

For a further discussion of the waiver and amendment agreement, see “Other Transaction Agreements—Waiver and Amendment No. 1 to Stockholders Agreement” beginning on page 81 of this proxy statement/prospectus.

Regulatory Approvals

Jefferies and HomeFed have determined that the filing of notification and report forms under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, 15 U.S.C. § 18a, which we refer to as HSR Act, will not be necessary to complete the merger because Jefferies already holds more than 50% of HomeFed’s voting securities. Therefore, the acquisition of HomeFed’s outstanding voting securities is exempt both under Section (c)(3) of the HSR Act, 15 U.S.C. § 18a(c)(3), and Section 802.30 of the HSR Rules, 16 C.F.R. § 802.30.

Conditions to the Completion of the Merger

Each party’s obligation to consummate the merger is subject to the satisfaction or waiver, to the extent applicable, at or prior to the closing of the merger of certain conditions:

•	the HomeFed requisite stockholder approvals must have been obtained (and such condition cannot be waived by any person including HomeFed, Jefferies or Merger Sub, in any circumstances);

•

shares of Jefferies common stock issuable as merger consideration pursuant to the merger agreement and the shares of Jefferies common stock to be issued under Jefferies equity awards to be issued in accordance with the merger agreement have been approved for listing on the NYSE and subject to official notice of issuance;

•	no supranational, national, federal, state, provincial, municipal, local or foreign government, governmental or quasi-governmental entity, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, court, arbitral body or other tribunal, each of which we refer to as a governmental entity, of competent jurisdiction has enacted, issued, promulgated, enforced or entered any law or order (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits the consummation of the merger and the other transactions contemplated by the merger agreement;

•

the registration statement on Form S-4 filed by Jefferies with respect to the shares of Jefferies common stock to be issued in the merger, of which this proxy statement/prospectus forms a part, must have become effective under the Securities Act and must not be the subject of any stop order suspending its effectiveness or any proceedings initiated or threatened for that purpose by the SEC; and

•

Jefferies and HomeFed must have received a written opinion from Weil, Gotshal & Manges LLP, in form and substance reasonably acceptable to Jefferies and HomeFed, to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code.

The obligations of Jefferies and Merger Sub to effect the merger also are subject to the satisfaction or waiver by Jefferies and Merger Sub at or prior to the closing of the merger of certain conditions:

•

the representations and warranties of HomeFed with respect to HomeFed’s organization, standing and power; organizational documents; corporate authorization; brokers’ fees and expenses; and takeover laws must, both on the date of the merger agreement and the date of the closing of the merger, are true and correct in all material respects;

•

the representations and warranties of HomeFed with respect to HomeFed’s capitalization, both on the date of the merger agreement and the date of the closing of the merger (except for any representations and warranties that expressly relate to a specified date, which representation and warranty shall have been true and correct as of such specified date), are true and correct subject to de minimis inaccuracies in the aggregate;

•

other than as described above, the other representations and warranties of HomeFed in the merger agreement (without giving effect to any references to any HomeFed material adverse effect or other qualifications based upon the concept of materiality or similar phrases contained therein) must be true and correct, both on the date of the merger agreement and on the date of the closing of the merger (unless such representation or warranty speaks as of a particular date, in which case such representation or warranty must be true and correct as of such earlier date), unless the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has not had and would not be reasonably be likely to have a HomeFed material adverse effect;

•	the performance, in all material respects, by HomeFed of its obligations under the merger agreement at or prior to the closing of the merger;

•

after the date of the merger agreement, there must not have occurred any change, event, circumstance or development that has or would reasonably be likely to result in a HomeFed material adverse effect; and

•

Jefferies must have received a certificate signed by an executive officer of HomeFed certifying that the above conditions with respect to the accuracy of representations and warranties, performance of the obligations of HomeFed, and no material adverse effect have been satisfied.

HomeFed’s obligation to effect the merger is also subject to the satisfaction or waiver by HomeFed at or prior to the closing of the merger of the following additional conditions:

•

certain representations and warranties of Jefferies and Merger Sub with respect to Jefferies’ corporate existence and power, corporate authorization and no vote of Jefferies’ shareholders/required approval must, both on the date of the merger agreement and the date of the closing of the merger (unless such representation or warranty speaks as of a particular date, in which case such representation or warranty must be true and correct as of such earlier date), are true and correct;

•

after the date of the merger agreement, there must not have occurred any change, event, circumstance or development that has or would reasonably be likely to result in a Jefferies material adverse effect; and

•

HomeFed must have received a certificate signed by executive officers of each of Jefferies and Merger Sub certifying that the above conditions with respect to the accuracy of representations and warranties, performance of the obligations of Jefferies and Merger Sub, and no material adverse effect have been satisfied.

No Solicitation or Negotiation of Acquisition Proposals

The merger agreement provides that, except as expressly permitted by the merger agreement, HomeFed will not, and will use reasonable best efforts to cause its and the HomeFed subsidiaries’ directors, officers and employees not to, and will instruct its representatives not to, directly or indirectly:

•

solicit, initiate, knowingly encourage or knowingly facilitate any inquiries or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, an acquisition proposal;

•	participate in any discussions or negotiations with any person relating to any acquisition proposal; or

•	provide any non-public information or data concerning HomeFed or any of its subsidiaries to any person in connection with any acquisition proposal.

The merger agreement provides that an acquisition proposal means (i) any proposal, offer, inquiry or indication of interest from any person or group (as defined in or under Section 13 of the Exchange Act) relating to a merger, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, share exchange, business combination, joint venture, partnership, dissolution, liquidation, spin-off, extraordinary dividend or similar transaction involving HomeFed or any of its subsidiaries which is structured to permit such person or group to, directly or indirectly, acquire beneficial ownership of 20% or more of the outstanding shares of HomeFed common stock, or 20% or more of the consolidated net revenues, net income or total assets of HomeFed and (ii) any acquisition by any person or group resulting in, or proposal, offer, inquiry or indication of interest, which if consummated would result in, any Person becoming the beneficial owner of, directly or indirectly, in one or a series of related transactions, 20% or more of the outstanding shares of HomeFed common stock, or 20% or more of the consolidated net revenues, net income or total assets of HomeFed, in each case, other than the transactions contemplated by the merger agreement.

Fiduciary Exception

Prior to the time, but not after, the HomeFed requisite stockholder approvals have been obtained, HomeFed may, in response to an unsolicited acquisition proposal:

•

provide access to non-public information regarding HomeFed or any of its subsidiaries to the person who made such acquisition proposal; provided that such information has previously been made available to Jefferies or is provided to Jefferies promptly following the time such information is made available to such person and that, prior to furnishing any such material non-public information, HomeFed receives from the person making such acquisition proposal an executed confidentiality agreement (it being understood that such confidentiality agreement need not include any standstill and need not prohibit the making or amending of an acquisition proposal), and

•	engage or participate in any discussions or negotiations with any such person regarding such acquisition proposal if, and only if, prior to taking any action described above, the special committee determines in good faith after consultation with outside counsel and an independent financial advisor of nationally recognized reputation that (A) that such acquisition proposal either constitutes a superior proposal or could reasonably be expected to result in a superior proposal and (B) the failure to take such action would reasonably be expected to be inconsistent with the directors’ fiduciary duties to the public stockholders under applicable law. Notwithstanding anything to the contrary in the merger agreement, the special committee will be permitted to engage in discussions regarding an acquisition proposal solely to clarify the terms thereof.

The merger agreement provides that a superior proposal means any bona fide binding written offer (not solicited by or on behalf of HomeFed or any of its subsidiaries or any of their respective representatives in material violation of the merger agreement made by a third-party after the date of the merger agreement that, if consummated, would result in such third-party (or its shareholders) owning, directly or indirectly, a majority of the outstanding shares of HomeFed common stock (or of the stock of the surviving entity in a merger or the direct or indirect parent of the surviving entity in a merger) or a majority of the assets of HomeFed and its subsidiaries, taken as a whole, which the special committee determines in good faith after consultation with outside counsel and an independent financial advisor of nationally recognized reputation to be (i) more favorable to the public stockholders from a financial point of view than the merger (taking into account all of the terms and conditions of such proposal and the merger agreement (including any changes to the financial terms of the merger agreement proposed by Jefferies in response to such offer or otherwise)) and (ii) but for the voting control of Jefferies and its affiliates with respect to HomeFed, reasonably capable of being completed, taking into account all financial, legal, regulatory and other aspects of such proposal and such other factors that the special committee deems appropriate.

No Change in Recommendation or Alternative Acquisition Agreement

Subject to certain exceptions described below, the HomeFed board and each committee of the HomeFed board, including the special committee, may not:

•

withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify), in a manner adverse to Jefferies, the HomeFed recommendation or approve, recommend or otherwise declare advisable any alternative acquisition proposal or make or authorize the making of any public statement (oral or written) that has the substantive effect of such a withdrawal, qualification or modification, which we refer to as a change in recommendation;

•

cause or permit HomeFed or any of its subsidiaries to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement, lease agreement or other agreement (other than a confidentiality agreement entered into in compliance with the merger agreement) relating to any acquisition proposal; or

•	approve or recommend, or publicly propose to enter into an alternative acquisition agreement.

Fiduciary Exception

Notwithstanding these restrictions, at any time before the HomeFed requisite stockholder approvals have been obtained, the special committee or the HomeFed board (upon recommendation of the special committee) may, make a change in recommendation, if and only if:

•	HomeFed has:

•

provided to Jefferies three business days’ prior written notice, which states (i) that it has received a written acquisition proposal that constitutes a superior proposal, and (ii) the material terms and conditions of the acquisition proposal (including the consideration offered therein and the identity of the person or group making the acquisition proposal), and has contemporaneously provided an unredacted copy of an alternative acquisition agreement and all other documents (other than immaterial documents) related to the superior proposal (it being understood and agreed that any amendment to the financial terms or any other material term or condition of such superior proposal will require a new notice and an additional two business day period) and

•

prior to making such a change in recommendation, (x) used commercially reasonable efforts to engage in good faith with Jefferies (to the extent Jefferies wished to engage) during such notice period, which may be on a non-exclusive basis, to consider adjustments to the terms and conditions of the merger agreement such that the alternative acquisition agreement ceases to constitute a superior proposal, or (y) in determining whether to make a change in recommendation, the HomeFed board and the special committee will take into account any changes to the terms of the merger agreement proposed by Jefferies and any other information provided by Jefferies in response to such notice; and

•

the special committee determined in good faith after consultation with outside counsel and an independent financial advisor of nationally recognized reputation that, in light of such superior proposal and taking into account any revised terms proposed by Jefferies, such superior proposal continued to constitute a superior proposal and that the failure to make such change in recommendation would reasonably be expected to be inconsistent with the directors’ fiduciary duties to the public stockholders under applicable law.

Notwithstanding these restrictions, at any time prior to the time HomeFed requisite stockholder approvals have been obtained, the HomeFed board or the special committee, may make a change in recommendation upon the occurrence of any intervening event (as defined below) if and only if:

•

HomeFed has (A) provided to Jefferies three business days’ prior written notice, which (1) sets forth in reasonable detail information describing the intervening event and the rationale for the change in recommendation and the rationale for the change in recommendation and (2) states expressly that, subject to the paragraph below, the HomeFed board or the special committee has determined to effect a change in recommendation and (B) prior to making such a change in recommendation, used commercially reasonable efforts to engage in good faith with Jefferies (to the extent Jefferies wished to engage) during such three-business day period to consider adjustments to the terms and conditions of the merger agreement in such a manner that the failure of the HomeFed board or the special committee to make a change in recommendation in response to the intervening event in accordance with the paragraph below would no longer reasonably be expected to be inconsistent with the directors’ fiduciary duties to the public stockholders under applicable law; and

•

the HomeFed board or the special committee has determined in good faith, after consultation with its outside legal counsel, that in light of such intervening event and taking into account any revised terms proposed by Jefferies, the failure to make a change in recommendation would reasonably be expected to be inconsistent with the directors’ fiduciary duties to the public stockholders under applicable law.

An “intervening event” means a material event, effect, fact, development or occurrence that (i) was not known to the special committee prior to the execution of the merger agreement (or if known the material consequences of which were not known or reasonably foreseeable), which becomes known to the special committee prior to the receipt of the HomeFed requisite stockholder approvals and (ii) does not relate to an acquisition proposal; provided, that any matter that may not be considered in determining whether a Jefferies material adverse effect has occurred may not be considered in determining whether an intervening event has occurred.

Termination of the Merger Agreement

The merger agreement may be terminated and the merger may be abandoned at any time prior to the effective time, whether before or after the HomeFed requisite stockholder approvals have been obtained:

•	by mutual written consent of Jefferies and HomeFed;

•	by either Jefferies or HomeFed if:

•

the merger has not been consummated by October 12, 2019, which we refer to as the end date, provided that (i) the terminating party has complied with its obligations under the merger agreement and (ii) the right to terminate the merger agreement is not available to any party if the failure of the merger to occur on or before the end date is a proximate result of a breach of the merger agreement by that party; or

•

the HomeFed requisite stockholder approvals are not obtained at a meeting duly convened (unless such HomeFed stockholder meeting has been adjourned or postponed, in which case at the final adjournment or postponement thereof) provided, however, that Jefferies will not have the right to terminate the merger agreement pursuant to this section if the failure to obtain the HomeFed requisite stockholder approvals is due to the failure of one or more parties to the voting agreement to vote shares of HomeFed common stock in accordance with the terms of such agreement;

•	by HomeFed (provided that HomeFed is not then in material breach of its obligations under the merger agreement) if:

•

at any time prior to the effective time, Jefferies or Merger Sub breaches or fails to perform any of its covenants or agreements contained in the merger agreement, or any of the representations or warranties of Jefferies or Merger Sub contained therein fails to be true and correct, which breach or failure (i) would give rise to the failure of a condition to the obligation of HomeFed to close the merger would not be satisfied and such breach is not reasonably capable of being cured by the end date or is not cured by Jefferies or Merger Sub, as the case may be, within 60 days after receiving written notice from HomeFed;

•	by Jefferies (provided that neither of Jefferies nor Merger Sub is then in material breach of its obligations under the merger agreement) if:

•

at any time prior to the effective time, HomeFed breaches or fails to perform any of its covenants or agreements contained in the merger agreement, or any of the representations or warranties of HomeFed contained in the merger agreement are not true and correct, which breach or failure (i) would give rise to the failure of a condition to the obligation of Jefferies to close the merger would not be satisfied and (ii) such breach is not reasonably capable of being cured by the end date or is not cured by HomeFed, within 60 days after receiving written notice from Jefferies; and

•

by Jefferies, in the event that (i) a change in recommendation has occurred or (ii) HomeFed fails to include its recommendation of the merger agreement in this proxy statement/prospectus, which effects a change in recommendation; provided that termination pursuant to the terms of the merger agreement may be exercised only prior to the HomeFed requisite stockholder approvals being obtained.

Effect of Termination

In the event the merger agreement is terminated by either Jefferies or HomeFed, in accordance with the section entitled “Termination of the Merger Agreement” above, the merger agreement will become void and have no effect, and there will be no liability or obligation on HomeFed, Jefferies or Merger Sub.

Accounting Treatment

Jefferies prepares its financial statements in accordance with accounting principles generally accepted in the United States of America, which we refer to as GAAP. The merger will be accounted for using the acquisition method of accounting. Jefferies will be treated as the acquiror for accounting purposes.

See the section entitled “The Merger—Accounting Treatment” beginning on page 44 of this proxy statement/prospectus for more information on the accounting treatment of the merger.

Stockholder Appraisal Rights

HomeFed stockholders of record who do not vote in favor of the proposal to adopt the merger agreement and otherwise comply with the requirements set forth in Section 262 of the DGCL will be entitled to seek appraisal and obtain payment in cash for the judicially determined fair value of their shares of HomeFed common stock in connection with the merger, if the merger is completed. This value could be more than, less than or the same as the implied value of the merger consideration for HomeFed common stock. The relevant provisions of the DGCL are included as Annex E to this proxy statement/prospectus. We encourage you to read these provisions carefully and in their entirety. Moreover, due to the complexity of the procedures for exercising the right to seek appraisal, HomeFed stockholders who are considering exercising such rights are encouraged to seek the advice of legal counsel. Failure to strictly comply with these provisions will result in a loss of the right of appraisal. An executed proxy card that does not contain voting instructions will, unless revoked, be voted in favor of the proposal to adopt the merger agreement. See the section entitled “Stockholder Appraisal Rights” beginning on page 102 of this proxy statement/prospectus for more information on stockholder appraisal rights.

Material United States Federal Income Tax Consequences

It is intended that, for United States federal income tax purposes, the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code, and it is a condition to closing of the merger that Jefferies and HomeFed receive a tax opinion from Weil, Gotshal & Manges LLP, in form and substance reasonably acceptable to Jefferies and HomeFed, that the merger will so qualify. Assuming the merger qualifies for the intended tax treatment, a U.S. holder of shares of HomeFed common stock generally will not recognize any gain or loss for United States federal income tax purposes upon the exchange of such holder’s shares of HomeFed common stock for shares of Jefferies common stock in the merger, except for any gain or loss recognized with respect to cash received in lieu of a fractional share of Jefferies common stock.

For a more detailed discussion of the material United States federal income tax consequences of the merger, please carefully review the information set forth in the section entitled “Material United States Federal Income Tax Consequences” beginning on page 85 of this proxy statement/prospectus.

The tax consequences of the merger to any particular stockholder will depend on that stockholder’s particular facts and circumstances. Accordingly, you are urged to consult your own tax advisor as to the specific tax consequences of the merger.

Comparison of Stockholders’ Rights

Upon completion of the merger, HomeFed stockholders receiving the merger consideration will become Jefferies shareholders and their rights will be governed by the governing corporate documents of Jefferies. HomeFed stockholders will have, in some respects, different rights once they become Jefferies shareholders due to differences between the governing corporate documents of each of the entities. These differences are described in detail in the section entitled “Comparison of Stockholders’ Rights” beginning on page 88 of this proxy statement/prospectus.

Summary of Risk Factors

You should consider carefully all of the risk factors together with all of the other information included in this proxy statement/prospectus before deciding how to vote. Risks relating to the merger and ownership of the businesses of HomeFed and Jefferies are described in the section titled “Risk Factors” beginning on page 51 of this proxy statement/prospectus. Some of the risks include, but are not limited to, those described below:

•

The market price of shares of Jefferies common stock after completion of the merger will continue to fluctuate, and may be affected by factors different from those affecting shares of HomeFed’s common stock currently.

•	After completion of the merger, Jefferies may fail to realize the anticipated benefits of the merger, which could adversely affect the value of shares of Jefferies common stock.

•	Completion of the merger is subject to conditions and if these conditions are not satisfied or waived, the merger will not be completed.

•	HomeFed’s directors and executive officers have interests in the merger that may be different from your interests as a HomeFed stockholder.

•	The merger agreement contains provisions that could discourage a potential competing acquiror of HomeFed.

•	Failure to complete the merger could negatively impact the stock price and the future business and financial results of Jefferies and HomeFed.

•	The shares of Jefferies common stock to be received by HomeFed stockholders as a result of the merger have rights different from the shares of HomeFed common stock.

•	After the merger, HomeFed stockholders will have a significantly lower ownership and voting interest in Jefferies than they currently have in HomeFed and will exercise less influence over management.

THE MERGER

This section describes the merger. The description in this section and elsewhere in this proxy statement/prospectus is qualified in its entirety by reference to the complete text of the merger agreement as amended by Amendment No. 1 to Agreement and Plan of Merger, a copy of which is attached as Annex A and is incorporated by reference into this proxy statement/prospectus. This summary does not purport to be complete and may not contain all the information about the merger that is important to you. You are encouraged to read the merger agreement carefully and in its entirety. This section is not intended to provide you any factual information about HomeFed or Jefferies. Such information can be found elsewhere in this proxy statement/prospectus and in the public filings HomeFed and Jefferies make with the SEC, as described in the section entitled “Where You Can Find More Information” beginning on page 110 of this proxy statement/prospectus.

Merger Consideration

Upon completion of the merger, at the effective time, by virtue of the merger and without any action on the part of HomeFed, Jefferies, Merger Sub or the holders of any shares of HomeFed common stock or Merger Sub limited liability company interests, each share of HomeFed common stock issued and outstanding immediately prior to the effective time (other than excluded shares) will be converted into the right to receive a number of validly issued, fully paid and nonassessable shares of Jefferies common stock equal to the exchange ratio of 2.0, which we refer to as the exchange ratio (which we refer to as the merger consideration). No fractional shares of Jefferies common stock will be issued upon the conversion of the shares of HomeFed common stock, and each HomeFed stockholder who would otherwise have been entitled to receive a fraction of a share of Jefferies common stock (after taking into account all shares of HomeFed common stock exchanged by such holder) will receive, in lieu thereof, cash (without interest) in an amount equal to such fractional amount multiplied by the last reported sale price of shares of Jefferies common stock on the New York Stock Exchange, which we refer to as the NYSE (as reported in The Wall Street Journal or, if not reported therein, in another authoritative source mutually selected by Jefferies and HomeFed) on the last complete trading day prior to the date of the effective time. Shares of Jefferies common stock are listed on the NYSE under the symbol “JEF.”

If, between the date of the merger agreement and the effective time, the outstanding shares of Jefferies common stock or HomeFed common stock has changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination, consolidation or exchange of shares, or any similar event has occurred (whether by merger, consolidation, conversion or otherwise), or there occurs a record date with respect to any of the foregoing, then any number or amount contained therein which is based upon the number of shares of Jefferies common stock or HomeFed common stock, as the case may be, will be appropriately adjusted to provide to Jefferies and HomeFed stockholders the same economic effect as contemplated by the merger agreement prior to such event; provided, that it will not be construed to permit Jefferies or HomeFed to take any action with respect to its securities that is prohibited by the terms of the merger agreement.

HomeFed Stock Options

Each HomeFed stock option, whether vested or unvested, that is outstanding and unexercised immediately prior to the effective time will be, automatically and without any action on the part of the holder, assumed by Jefferies and converted into an option, which we refer to as a Jefferies stock option, to purchase that number of shares of Jefferies common stock (rounded down to the nearest whole share) equal to the product obtained by multiplying (A) the total number of shares of HomeFed common stock subject to such HomeFed stock option immediately prior to the effective time by (B) the exchange ratio, at a per-share exercise price (rounded up to the nearest whole cent) equal to the quotient obtained by dividing (x) the exercise price per share of HomeFed common stock at which such HomeFed stock option was exercisable immediately prior to the effective time by (y) the exchange ratio. Except as otherwise provided in the merger agreement, each such Jefferies stock option will continue to have, and will be subject to, the same terms and conditions (including the applicable vesting conditions) as applied to the corresponding HomeFed stock option immediately prior to the effective time.

See the section entitled “The Merger Agreement—Treatment of HomeFed Stock Options” beginning on page 63 of this proxy statement/prospectus.

HomeFed RSU Opportunity Awards

Each HomeFed RSU opportunity award that is outstanding immediately prior to the effective time will, as of the effective time, automatically and without any action on the part of the holder thereof, be assumed by Jefferies and converted into a Jefferies RSU opportunity award with respect to a number of shares (or, if applicable, a range of a number of shares) of Jefferies common stock (rounded to the nearest whole share) equal to the product obtained by multiplying (i) the number of shares of HomeFed common stock subject to such HomeFed RSU opportunity award immediately prior to the effective time by (B) the exchange ratio. Except as otherwise provided in the merger agreement, each such Jefferies RSU opportunity award will continue to have, and will be subject to, the same terms and conditions (including the applicable vesting conditions) as applied to the corresponding HomeFed RSU opportunity award immediately prior to the effective time.

See the section entitled “The Merger Agreement—Treatment of HomeFed RSU Opportunity Awards” beginning on page 63 of this proxy statement/prospectus.

Effects of the Merger

If the conditions to closing the merger are satisfied or waived (to the extent waiver is permitted by applicable law) and the merger is completed, HomeFed will be merged with and into Merger Sub, with Merger Sub continuing as the surviving company of the merger and a wholly-owned subsidiary of Jefferies.

If the merger is completed, HomeFed’s stockholders (other than Jefferies and HomeFed stockholders who assert and exercise their appraisal rights in accordance with the DGCL) will have the right to receive, in exchange for each share of HomeFed common stock that they own immediately prior to the effective time of the merger, a number of validly issued, fully paid and nonassessable shares of Jefferies common stock equal to the exchange ratio. In addition, each HomeFed RSU opportunity award that is outstanding immediately prior to the effective time of the merger will, as of the effective time of the merger, be assumed by Jefferies and converted into a Jefferies opportunity award with respect to a number of shares (or, if applicable, a range of a number of shares) of Jefferies common stock (rounded to the nearest whole share) equal to the product obtained by multiplying (i) the number of shares of HomeFed common stock subject to such HomeFed RSU opportunity award immediately prior to the effective time of the merger by (ii) the exchange ratio. Each Jefferies RSU opportunity award will continue to have, and will be subject to, the same terms and conditions (including the applicable vesting conditions) as applied to the corresponding HomeFed RSU opportunity award immediately prior to the effective time of the merger.

On May 15, 2019, the closing sales price of shares of HomeFed’s common stock on the OTCQB was $37.80 per share and the closing sales price of shares of Jefferies’ common stock on the NYSE was $18.92 per share. Following the merger, HomeFed’s stockholders will not own any shares of capital stock of HomeFed and, accordingly, will cease to have any rights as a stockholder of HomeFed other than to receive the merger consideration to which it is entitled or, if applicable, rights to appraisal under the DGCL.

Following the merger, Jefferies and its shareholders, including, stockholders of HomeFed who receive shares of Jefferies common stock in the merger, will be entitled to 100% of the benefits and bear 100% of the risks and detriments with respect to the ownership of HomeFed, including rewards relating to the earnings, appreciation and growth of HomeFed and risks relating to HomeFed’s operations and investments and any decrease in the value of HomeFed.

Shares of HomeFed common stock are quoted on the OTCQB Marketplace under the symbol “HOFD.” If the merger is completed, HomeFed will no longer be a public company, its shares will cease to be quoted on the

OTCQB Marketplace and it will no longer be required to file periodic and other reports and statements with the SEC or to comply with certain other rules and regulations promulgated by the SEC and applicable to companies which have publicly held equity securities, including the Sarbanes-Oxley Act of 2002. This may result in the elimination of the costs and certain of the time and other constraints currently imposed upon HomeFed and its management. However, following the merger, Merger Sub will continue to be a subsidiary of Jefferies, which is a public company and subject to the above-described disclosure requirements and other rules and regulations of the SEC. In addition, following consummation of the merger, the reporting obligations under Section 16 of the Exchange Act for HomeFed’s directors, officers and principal stockholders, in their capacities as such, will cease but will, if they are directors, officers or principal shareholders of Jefferies, continue with respect to Jefferies.

See “Material United States Federal Income Tax Consequences” below for information regarding the material United States federal income tax consequences of the merger.

Background of the Merger

In February 2014, Jefferies entered into a purchase agreement with HomeFed to contribute to HomeFed certain of Jefferies’ real estate subsidiaries, investments and $12.5 million in cash in exchange for shares of HomeFed common stock. Upon the closing of that transaction, Jefferies’ ownership of HomeFed common stock increased from approximately 31% to approximately 65% of the outstanding shares. In connection with that transaction, Jefferies entered into a stockholders agreement, pursuant to which, among other things, Jefferies agreed (i) that to the extent its beneficial ownership of HomeFed common stock exceeds 45% of the outstanding voting securities of HomeFed, Jefferies will only vote such number of shares of HomeFed common stock equal to 81.8% of HomeFed’s outstanding voting securities not held by Jefferies and any additional shares of HomeFed common stock beneficially owned by Jefferies in excess of that number will not be voted and will be deemed non-voting shares and (ii) not to acquire any additional securities of HomeFed, unless approved by the HomeFed board upon recommendation of the independent directors of HomeFed and, in the case of a transaction subject to Rule 13e-3 of the Exchange Act, unless any such transaction is conditioned upon the vote of a majority of the shares held by the public stockholders of HomeFed.

In March 2017, Jefferies proposed a transaction to purchase shares of HomeFed common stock from a former HomeFed director. In response, the HomeFed board formed a special committee of independent directors, which we refer to as the special committee, comprised of Timothy M. Considine and Michael A. Lobatz to, among other things, make recommendations to HomeFed’s board concerning the proposed transaction as well as any future transaction involving Jefferies that would require approval of the independent directors of HomeFed under the stockholders agreement or a waiver of the common stock transfer restrictions set forth in HomeFed’s certificate of incorporation.

Between March and August 2017, the special committee considered and recommended approval by the HomeFed board of Jefferies’ purchases of shares of HomeFed common stock from current and former officers and directors of HomeFed. Based upon the special committee’s recommendation, the HomeFed board approved the purchases and, as a result of these purchases, Jefferies became the beneficial owner of approximately 70% of the outstanding shares of HomeFed common stock.

In September 2017, Mr. Considine wrote a letter to Joseph Steinberg, chairman of Jefferies’ board of directors and chairman of the HomeFed board, stating Mr. Considine’s view that HomeFed should be merged into Jefferies and cease to be a separate public company. Mr. Considine noted a number of potential advantages associated with such a transaction in addition to a number of challenges facing HomeFed as a separate public company, including the limited liquidity of HomeFed common stock. In such letter, Mr. Considine suggested an exchange ratio of approximately two shares of Jefferies common stock for each share of HomeFed common stock Jefferies did not own.

In December 2017, the members of the special committee indicated to the other members of the HomeFed board their interest in exploring a transaction of the nature described by Mr. Considine in his September 2017 letter.

The HomeFed board then confirmed the authorization previously given the special committee and expanded the special committee’s authority to include the exclusive power and authority to review, evaluate and propose the terms and conditions of, and determine the advisability of, potential transactions involving Jefferies as well as alternatives to such transactions.

In January 2018, the special committee met to consider proposing to Jefferies a transaction whereby Jefferies would acquire, in exchange for shares of Jefferies common stock, a number of shares of HomeFed common stock that would increase Jefferies’ current ownership in HomeFed from approximately 70% to no less than 80%, such that the United States federal tax returns of HomeFed and Jefferies would be consolidated. At this meeting, the special committee determined to explore a potential strategic transaction with Jefferies and strategic alternatives to such potential transaction and approved the retention by HomeFed of Sheppard, Mullin, Richter & Hampton LLP, which we refer to as Sheppard Mullin, as special counsel to HomeFed for a potential strategic transaction, with such firm reporting for such matter solely to the special committee, and also the retention by the special committee of the law firms of Selzer Caplan McMahon Vitek, which we refer to as SCMV, and Morris, Nichols, Arsht & Tunnell LLP, which we refer to as MNAT.

During February and March 2018, the special committee interviewed potential financial advisors to represent the special committee in a potential strategic transaction, and the special committee selected Houlihan Lokey Capital, Inc., which we refer to as Houlihan Lokey, subject to negotiation of a satisfactory engagement agreement.

On March 15, 2018, Jimmy Hallac, a managing director of Jefferies and a member of the HomeFed board, advised a representative of Sheppard Mullin that Jefferies was not interested at that time in a strategic transaction to increase its ownership in HomeFed. As a result, the special committee determined to pause its process for exploring a potential strategic transaction with Jefferies and strategic alternatives to such potential transaction. The special committee did not enter into an engagement letter with Houlihan Lokey at this time.

From time to time throughout 2018, Mr. Steinberg and other representatives of Jefferies had conversations with a representative of Beck, Mack & Oliver LLP, which we refer to as BMO and which owned approximately 9% of the outstanding shares of HomeFed common stock, concerning the possibility of a transaction whereby Jefferies would acquire all of the shares of HomeFed common stock that it did not already own for consideration consisting of Jefferies common stock. However, these discussions did not progress beyond preliminary discussions because BMO and Jefferies were too far apart with respect to an appropriate exchange ratio.

In early February 2019, Mr. Steinberg and Richard Handler, chief executive officer of Jefferies, met with a representative of BMO. The representative of BMO encouraged Jefferies to make a proposal, subject to the terms of the stockholders’ agreement, whereby Jefferies would acquire all of the shares of HomeFed common stock that it did not already own for an exchange ratio of two shares of Jefferies common stock for each share of HomeFed common stock and indicated that BMO would support such a transaction. The representative of BMO also asked Mr. Steinberg if he, in his personal capacity as a beneficial owner of HomeFed common stock, would also support such a transaction, and Mr. Steinberg said he would. The representative of BMO also indicated that he had been in contact with a representative of an investment adviser firm that advises accounts holding a substantial number of shares of HomeFed common stock, which we refer to as Advisor A, and the representative of Advisor A indicated that Advisor A, too, would support such a transaction.

On February 13, 2019, the special committee was advised that discussions between the representatives of Jefferies and the representative of BMO had occurred. The special committee met that day, and instructed Sheppard Mullin to contact legal counsel for Jefferies to request more information about the potential transaction discussed between the representatives of Jefferies and the representative of BMO and to confirm, that in light of the December 2017 authorizing resolutions for the special committee, the special committee would have the exclusive power and authority to negotiate the terms and conditions of a potential transaction between HomeFed and Jefferies as well as alternatives to such a transaction. A representative of Sheppard Mullin conveyed such message to legal counsel representing Jefferies on February 14, 2019.

On February 19, 2019, Jefferies issued a press release announcing its proposal to acquire the remaining shares of HomeFed common stock not already owned by Jefferies for consideration of two shares of Jefferies common stock for each share of HomeFed common stock to be acquired by Jefferies. We refer in this discussion to this proposal as the proposed transaction. The press release also stated that the proposed transaction included a condition that would require the approval of a majority of the outstanding shares of HomeFed common stock not already owned by Jefferies (or its affiliates), in addition to any other vote required by applicable law.

On February 20, 2019, Jefferies filed an amendment to its Schedule 13D for HomeFed describing the proposed transaction and also indicating that the proposed transaction would require the recommendation of the special committee under the stockholders agreement between HomeFed and Jefferies. On the same date, HomeFed filed a Form 8-K acknowledging the proposed transaction and indicating that the special committee would review the proposed transaction.

On February 25, 2019, at a meeting of the HomeFed board, the HomeFed board confirmed that (a) the special committee was authorized to take any and all actions, and to exercise all of the authority, granted to the special committee in the resolutions of the HomeFed board in December 2017, and (b) the special committee’s scope of authority included considering whether to approve, negotiate, or reject the proposed transaction. At such meeting, Mr. Steinberg detailed the prior conversations he had had with the representative of BMO about the potential transaction. Mr. Steinberg also confirmed, at the request of the special committee, that he would not, without the approval of the special committee, have substantive communications with public stockholders about the proposed transaction until definitive agreements with respect to the proposed transaction are reached or until the potential transaction is abandoned. At this meeting, the HomeFed board also approved the compensation of the special committee members, none of which was contingent on approving the proposed transaction or any other transaction, described in the section titled “The Merger—Interests of HomeFed’s Directors and Executive Officers in the Merger”.

On February 25, 2019, outside legal counsel for Jefferies, Weil, Gotshal & Manges LLP, which we refer to as Weil, sent Sheppard Mullin a draft agreement and plan of merger, which we refer to as the merger agreement, and a draft voting agreement for Jefferies, which we refer to as the voting agreement. Weil sent Sheppard Mullin a draft Waiver and Amendment No. 1 to Stockholders Agreement, which we refer to as the stockholders agreement amendment, on March 1, 2019.

On March 4, 2019, at a meeting of the special committee, the special committee reviewed written disclosures from Houlihan Lokey concerning Houlihan Lokey’s independence with respect to advising the special committee in connection with the proposed transaction, including that Houlihan Lokey has performed advisory services for Jefferies or its affiliates since February 2017 and the aggregate fees that Houlihan Lokey had received for performing such services. Following discussion, the special committee concluded that Houlihan Lokey could serve as the independent financial advisor to the special committee, approved the terms of Houlihan Lokey’s engagement agreement and entered into the engagement agreement with Houlihan Lokey. The special committee also discussed the comments of its legal advisors to the draft merger agreement. The special committee requested that Sheppard Mullin clarify with legal counsel for Jefferies that the proposed transaction would be subject to a non-waivable condition that the proposed transaction be approved by a majority of the outstanding shares of HomeFed common stock not held by Jefferies or its affiliates. Legal counsel for Jefferies so confirmed by email sent to Sheppard Mullin on March 5, 2019.

On March 6, 2019, the special committee held a meeting, attended by representatives of Houlihan Lokey. Sheppard Mullin, MNAT and SCMV to discuss the proposed transaction.

On March 6, 2019, Sheppard Mullin sent a revised draft of the merger agreement to Weil, and on March 10, 2019, Weil sent a revised draft of the merger agreement back to Sheppard Mullin. In the March 10, 2019 draft, Jefferies (a) had accepted, among other things, certain proposed revisions to the termination provisions of the merger agreement and proposed provisions regarding the special committee’s power and authority with respect to the merger agreement, (b) had rejected, among other things, the special committee’s requests regarding a proposed termination right of HomeFed in the event that the special committee or the HomeFed board of directors effected a change in recommendation under the merger agreement, and (c) had reserved on other points pending further developments.

On March 14, 2019, representatives of Sheppard Mullin and Weil discussed various open issues in the merger agreement, including, among other things, the merger consideration to HomeFed stockholders, the circumstances under which the special committee could change its recommendation and a termination right in favor of HomeFed upon a change in recommendation by the special committee.

On March 15, 2019, the special committee held a meeting, attended by representatives of Houlihan Lokey, Sheppard Mullin, MNAT and SCMV. Representatives of Houlihan Lokey reviewed with the special committee certain preliminary financial observations relating to Jefferies and the proposed transaction based on publicly available information. Representatives of Houlihan Lokey reported on conversations that had occurred, at the direction of the special committee, between representatives of Houlihan Lokey and the chief financial officer and other representatives of the management team of Jefferies regarding Jefferies business, operations and financial condition. Representatives of Houlihan Lokey noted that Jefferies had declined to provide financial projections for Jefferies. In addition, representatives of Houlihan Lokey reported on conversations which representatives of Houlihan Lokey had participated in at the direction of the special committee, with certain other representatives of Jefferies regarding the proposed transaction, in which such representatives of Jefferies had indicated that Jefferies was not interested in selling its interest in HomeFed, either directly or indirectly, via a sale of HomeFed as a whole, and that no one had approached Jefferies in at least the last two years about purchasing HomeFed or Jefferies’ interest therein. The special committee noted that (i) such statements were consistent with statements made over time by members of the HomeFed board that are also officers or directors of Jefferies, and (ii) it had been more than three weeks since Jefferies had publicly announced the proposed transaction, and no one had approached the special committee members or HomeFed’s management about an alternative transaction. Accordingly, the special committee members determined that contacting third parties regarding a potential sale of HomeFed at this time was not likely to yield any additional strategic alternatives to the proposed transaction. On the basis of publicly available information related to Jefferies common stock, including, among other things, trading activity related thereto, the special committee determined that the Jefferies common stock to be received by HomeFed stockholders in the proposed transaction could reasonably be considered a cash equivalent to such stockholders once received. However, the special committee noted that, given the fixed exchange ratio with no collar or other value protections, HomeFed’s stockholders would be subject to volatility in the price of Jefferies common stock, which would have an implication on the implied value of the consideration, until closing. The special committee further noted that Jefferies and HomeFed are in dissimilar industries, and that while certain HomeFed stockholders, including BMO, are also holders of Jefferies common stock and may have a tolerance for volatility in Jefferies common stock through the closing date, other HomeFed stockholders may not, in the absence of the proposed transaction, be otherwise subject or willing to be subjected to either industry-specific or company-specific volatility in Jefferies common stock during that period.

On March 18, 2019, at a meeting of the special committee attended by representatives of Houlihan Lokey, Sheppard Mullin, MNAT and SCMV, the special committee discussed, with the assistance of its advisors, certain strategic alternatives to the proposed transaction. While other alternatives were considered, the special committee believed that the “status quo” was the most likely strategic alternative to a transaction where Jefferies acquired the remaining HomeFed common stock it did not already own. The special committee discussed certain potential structuring considerations, including available mechanisms to protect HomeFed stockholders from volatility in the value of Jefferies common stock until closing. The special committee also discussed the relative stock price movements of HomeFed and Jefferies and the relative stock price movements of HomeFed and other public companies in the homebuilding and real estate development industry, noting that unlike Jefferies and certain other public companies, the market price of HomeFed common stock had not recovered since declining in late 2018.

On March 19, 2019, at the direction of the special committee, a representative of Houlihan Lokey spoke to the BMO representative who had spoken to Mr. Steinberg and other representatives of Jefferies in February 2019. In such call, the BMO representative confirmed the account of his conversations that Mr. Steinberg had provided to HomeFed’s board of directors on February 25, 2019, including that the BMO representative had indicated its willingness to vote in favor of the proposed transaction at the proposed exchange ratio of two shares of Jefferies common stock for each share of HomeFed common stock.

On March 22, 2019, at a meeting of the special committee attended by representatives of Houlihan Lokey, Sheppard Mullin, MNAT and SCMV, representatives of Houlihan Lokey reviewed with the special committee the proposed transaction and its preliminary financial analysis regarding HomeFed. Representatives of Houlihan Lokey also reviewed with the special committee certain preliminary financial observations relating to Jefferies based on publicly available information. The special committee also reviewed and discussed certain pre-tax financial projections of HomeFed prepared by HomeFed management.

On March 23, 2019, at the direction of the special committee, a representative of Houlihan Lokey spoke to the representative of Advisor A who had previously spoken with the representative of BMO during the February 2019 discussions between representatives of BMO and Jefferies. In such call, the representative of Advisor A indicated its willingness to recommend to the accounts advised by Advisor A that such accounts should vote in favor of the proposed transaction at the proposed exchange ratio of two shares of Jefferies common stock for each share of HomeFed common stock. The representative of Advisor A further indicated that he viewed Jefferies’ common stock as a cash equivalent because of its liquidity, and he indicated concern that the price of Jefferies’ common stock had decreased since announcement of the proposed transaction on February 19, 2019 (the closing price of Jefferies common stock was $18.47 as reported by the New York Stock Exchange on March 22, 2019). The representative of Advisor A further encouraged the representative of Houlihan Lokey to communicate to the special committee Advisor A’s view that the special committee should attempt to negotiate for a structural mechanism that would improve the transaction value in the event the price of Jefferies common stock remained lower than the price of such stock prevailing when the proposed transaction was announced.

On March 25, 2019, at a meeting of the special committee, attended by representatives of Houlihan Lokey, Sheppard Mullin, MNAT and SCMV, the special committee continued its review of Houlihan Lokey’s preliminary financial analysis related to HomeFed discussed at the March 22, 2019 meeting and also reviewed certain pre-tax financial projections of HomeFed prepared by HomeFed management in conjunction therewith. After further discussion of the proposed transaction, the special committee determined to make a proposal to Jefferies to set the exchange ratio for each share of HomeFed common stock to that number of shares of Jefferies common stock that would be valued at $42.00 at closing, based on a calculation methodology to be determined. The special committee believed that such transaction structure would provide greater certainty of value at closing to HomeFed stockholders and would also allow HomeFed greater ability to compromise in the merger agreement on the circumstances under which the special committee could change its recommendation and the merger agreement termination right that the special committee had requested upon a change in the special committee’s recommendation. Representatives of Houlihan Lokey and Sheppard Mullin conveyed the special committee’s proposal, including the special committee’s positions on the merger agreement described in the prior sentence, to a Jefferies representative and Jefferies legal counsel in a telephone call later that day.

On March 26, 2019, the representative of Jefferies who spoke the previous day with representatives of Houlihan Lokey and Sheppard Mullin obtained permission from one member of the special committee for another representatives of Jefferies to contact the representative of BMO, and such other representative of Jefferies did so. In the discussion between such other representative of Jefferies and the representative of BMO, the representative of BMO indicated that BMO continued to be willing to vote in favor of the proposed exchange ratio of two shares of Jefferies common stock for each share of HomeFed common stock.

At a special committee meeting held later the same day, the special committee determined that Jefferies should be advised not have any further discussions with BMO. Sheppard Mullin then spoke to legal counsel for Jefferies to state the special committee’s view that there should be no further contact by anyone affiliated with Jefferies with any HomeFed stockholder not affiliated with Jefferies without approval of the special committee.

On March 27, 2019, a representative of Jefferies communicated to a representative of Houlihan Lokey that Jefferies had rejected the special committee’s March 25, 2019 proposal. The representative of Jefferies explained that Jefferies rejected the proposal because, among other things, (a) Mr. Considine had written a letter to Jefferies in September 2017 that referenced an approximate exchange ratio of two shares of Jefferies common stock for each share of HomeFed common stock and (b) Jefferies believed that BMO was willing to support the proposed transaction with the originally proposed exchange ratio. The special committee met that day to discuss Jefferies’ response and determined to continue discussion at one or more upcoming special committee meetings.

On March 28, 2019, Jefferies announced its earnings for its first quarter of fiscal 2019. Jefferies common stock closed at $18.83 per share on the New York Stock Exchange on that day, up $0.13 from the prior day’s closing price.

At meetings of the special committee on March 29, 2019 and April 2, 2019, the special committee discussed further potential proposals to Jefferies, and on April 2, 2019, determined to propose to Jefferies an exchange ratio of two shares of Jefferies common stock for each share of HomeFed common stock but with a collar that would (a) increase the exchange ratio to the number of shares of Jefferies common stock with a value of $38.00 if the price of Jefferies common stock was below $19.00 and (b) decrease the exchange ratio to the number of shares of Jefferies common stock with a value of $42.00 if the price of Jefferies common stock was above $21.00, in each case at the closing of the proposed transaction based on a calculation methodology to be determined. Representatives of Houlihan Lokey and Sheppard Mullin conveyed the special committee’s proposal to representatives of Jefferies in a telephone call later on April 2, 2019.

On April 3, 2019, a representative of Jefferies communicated to a representative of Houlihan Lokey that Jefferies was willing to modify its proposal to offer HomeFed stockholders an election to receive for each share of HomeFed common stock either (a) $38.00 in cash or (b) two shares of Jefferies common stock, provided that if the value of Jefferies common stock is greater than $21.00 per share at the closing of the proposed transaction, the exchange ratio would be decreased to the number of shares of Jefferies common stock with a value of $42.00 at the closing of the proposed transaction, based on a calculation methodology to be determined.

On April 4, 2019, at a meeting of the special committee, the special committee discussed Jefferies’ proposal, and determined to authorize Sheppard Mullin to attempt to negotiate a final merger agreement and ancillary agreements based on Jefferies’ latest proposal.

Between April 4, 2019 and April 11, 2019, Sheppard Mullin and Weil continued negotiations on the merger agreement and ancillary agreements. In such negotiations, Jefferies and the special committee agreed upon the calculation methodology for the final exchange ratio, particularly that HomeFed stockholders who do not timely elect cash or stock will receive the higher valued consideration, determined based on the calculation methodology described under “The Merger Agreement—Effects of the Merger; Organizational Documents; Officers and Directors” below.

On April 12, 2019, the special committee held a meeting, attended by representatives of Houlihan Lokey, Sheppard Mullin, MNAT and SCMV, to review the terms of the merger agreement and the ancillary agreements, and to consider the approval of the transactions contemplated thereby. Representatives of Sheppard Mullin discussed, among other things, the terms of the merger agreement and the ancillary agreements. Representatives of Houlihan Lokey reviewed and discussed with the special committee its financial analysis of HomeFed, the proposed transaction and certain financial observations related to Jefferies based on publicly available information. Representatives of Houlihan Lokey stated that while Houlihan Lokey provided various financial observations relating to Jefferies based on publicly available information, Houlihan Lokey did not perform valuation analyses on Jefferies and that Houlihan Lokey had assumed, with the consent of the special committee, that the market price of Jefferies common stock as of April 10, 2019 was a reasonable indication of its value.

Following discussion, at the request of the special committee, Houlihan Lokey rendered an oral opinion to the special committee (which was confirmed by delivery of a written opinion, dated April 12, 2019, to the special committee) to the effect that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered and limitations and qualifications set forth therein, the merger consideration to be received by the holders of HomeFed common stock (other than the Excluded Persons, as defined below), taken in the aggregate, in the proposed transaction pursuant to the draft of the merger agreement dated April 12, 2019, was fair to such holders from a financial point of view (the “April 12 Opinion”). For purposes of Houlihan Lokey’s April 12 Opinion, the term “Excluded Persons” referred to HomeFed, Jefferies or any of their respective subsidiaries and affiliates.

Following further discussion and consideration, including with respect to the reasons for the merger detailed under “The Merger—Recommendation of the Special Committee; HomeFed’s Reasons for the Merger” below, the special committee adopted resolutions determining that (a) the merger, the merger agreement and the transactions contemplated thereby are fair to and in the best interests of HomeFed and the public stockholders, (b) the special committee approves, and recommends that the HomeFed board approve, the merger, the merger agreement and the transactions contemplated thereby and recommend that HomeFed’s stockholders approve and adopt the same and (c) the special committee recommends that the public stockholders approve and adopt the merger, the merger agreement and the transactions contemplated thereby.

Thereafter, on April 12, 2019, the HomeFed board held a meeting at which the special committee made its recommendation to the HomeFed board in favor of the proposed transaction, and thereafter the HomeFed board adopted resolutions determining that the merger agreement and the merger and the other transactions contemplated by the merger agreement are fair to, advisable and in the best interests of HomeFed and its stockholders and that the merger, the merger agreement and the transactions contemplated thereby are approved, adopted and declared advisable. The HomeFed board further directed that the merger agreement be submitted for approval and adoption by HomeFed’s stockholders and recommended that such stockholders vote in favor of adoption of the merger agreement and any other matters related to the foregoing that may require the approval of HomeFed’s stockholders. Three directors, Messrs. Steinberg and Hallac and Brian Friedman, abstained from voting due to their affiliation with Jefferies.

Following the close of trading on the New York Stock Exchange on April 12, 2019, the merger agreement was executed, and early in the morning on April 15, 2019, the transaction was publicly announced.

On April 15, 2019, the representatives of BMO and Advisor A who had previously spoken with members of the special committee communicated to representatives of both Jefferies and HomeFed that they preferred the originally proposed fixed exchange ratio of two shares of Jefferies common stock for each share of HomeFed common stock to the consideration set forth in the merger agreement dated April 12, 2019, which would decrease the exchange ratio if the value of Jefferies common stock is greater than $21.00 per share at the closing of the proposed transaction, but would also provide an election to stockholders to receive $38.00 in cash in lieu of Jefferies shares, regardless of their value.

At a meeting of the special committee on April 16, 2019, the special committee authorized representatives of Jefferies to speak to the public stockholders.

Between April 17, 2019 and April 25, 2019, the representatives of BMO and Advisor A who had previously spoken with members of the special committee engaged in separate discussions with members of the special committee and with representatives of Jefferies. In those discussions, the representatives of BMO and Advisor A continued to express a preference for the originally proposed fixed exchange ratio of two shares of Jefferies common stock for each share of HomeFed common stock to the consideration set forth in the merger agreement. The representatives of BMO and Advisor A also expressed to the members of special committee that they had collectively been in contact with in excess of 70% of the public stockholders, all of which: (a) had expressed the same view on the merger consideration; (b) understood the risk that the value of Jefferies common stock could decline below $19.00 per share before the closing of the proposed transaction, resulting in the public stock holders receiving merger consideration valued at less than $38.00 per HomeFed share; (c) were willing to accept the unlimited risk of declines in the value of Jefferies common stock before the closing of the proposed transaction; and (d) were willing to trade-off any downside protection on the value of Jefferies common stock in order to remove the downward adjustment on the exchange ratio in the event that the value of Jefferies common stock is greater than $21.00 per share at closing of the proposed transaction. These representatives of BMO and Advisor A did not indicate how any of the public stockholders they been in contact with would vote on the proposed transaction.

At a meeting of the special committee on April 27, 2019, the special committee determined to request that Jefferies agree to remove the adjustment on the exchange ratio in the event that the value of Jefferies common stock is greater than $21.00 per share at the closing of the proposed transaction without altering the $38.00 per share cash election, or propose another alternative to protect public stockholders from declines in the value of Jefferies common stock prior to the closing of the proposed transaction. Later that day, a member of the special committee spoke to Mr. Hallac concerning this request.

On April 29, 2019, a representative of Jefferies advised a representative of Sheppard Mullin that Jefferies was willing to amend the merger agreement to provide for a fixed exchange ratio of two shares of Jefferies common stock for each share of HomeFed common stock but without the $38.00 per share cash election. Further, Jefferies was unwilling to consider any other form of protections from a decline in the value of Jefferies common stock prior to the closing of the proposed transaction. At a meeting of the special committee later that day, the special committee determined to proceed with an amendment to the merger agreement to provide for a fixed exchange ratio of two shares of Jefferies common stock for each share of HomeFed common stock and remove the cash election.

Later in the day on April 29, 2019, Weil sent Sheppard Mullin a draft amendment to the merger agreement, which we refer to as the amendment. On May 1, 2019, Sheppard Mullin sent a revised draft of the amendment back to Weil, and later on May 1, 2019, Weil sent a further revised draft of the amendment back to Sheppard Mullin.

On May 2, 2019, the special committee held a meeting, attended by representatives of Houlihan Lokey, Sheppard Mullin, MNAT and SCMV, to review the terms of the amendment, and to consider the approval of the transactions contemplated thereby. Representatives of Sheppard Mullin discussed, among other things, the terms of the amendment. Representatives of Houlihan Lokey reviewed and discussed with the special committee its financial analyses of HomeFed, the proposed transaction and certain financial observations related to Jefferies based on publicly available information, as described in more detail under “The Merger—Opinion of the Special Committee’s Financial Advisor—Financial Analyses” below. Representatives of Houlihan Lokey stated that while Houlihan Lokey provided various financial observations relating to Jefferies based on publicly available information, Houlihan Lokey did not perform valuation analyses on Jefferies and that Houlihan Lokey had assumed, with the consent of the special committee, that the market price of Jefferies common stock as of April 30, 2019 was a reasonable indication of its value.

Following discussion, at the request of the special committee, Houlihan Lokey rendered an oral opinion to the special committee (which was confirmed by delivery of a written opinion, dated May 2, 2019, to the special committee) to the effect that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered and limitations and qualifications set forth therein, the exchange ratio provided for in the transaction pursuant to the draft of the merger agreement, as amended, was fair to holders of HomeFed common stock (other than the Excluded Persons) from a financial point of view. For purposes of Houlihan Lokey’s opinion, the term “Excluded Persons” refers to HomeFed, Jefferies or any of their respective subsidiaries and affiliates.

Following further discussion and consideration, including with respect to the reasons for the merger detailed under “The Merger—Recommendation of the Special Committee; HomeFed’s Reasons for the Merger” below, the special committee adopted resolutions determining that (a) the merger, the merger agreement as amended by the amendment and the transactions contemplated thereby are fair to and in the best interests of HomeFed and the public stockholders, (b) the special committee approves, and recommends that the HomeFed board approve, the merger, the merger agreement as amended by the amendment and the transactions contemplated thereby and recommend that HomeFed’s stockholders approve and adopt the same and (c) the special committee recommends that the public stockholders approve and adopt the merger, the merger agreement as amended by the amendment and the transactions contemplated thereby.

Thereafter, on May 2, 2019, the HomeFed board held a meeting at which the special committee made its recommendation to the HomeFed board in favor of the proposed transaction reflected in the amendment, and thereafter the HomeFed board adopted resolutions determining that the merger agreement as amended by the amendment and the merger and the other transactions contemplated by the merger agreement as amended by the amendment are fair to, advisable and in the best interests of HomeFed and its stockholders and that the merger, the merger agreement as amended by the amendment and the transactions contemplated thereby are approved, adopted and declared advisable. The HomeFed board further directed that the merger agreement as amended by the amendment be submitted for approval and adoption by HomeFed’s stockholders and recommended that such stockholders vote in favor of adoption of the merger agreement as amended by the amendment and any other matters related to the foregoing that may require the approval of HomeFed’s stockholders. Three directors, Messrs. Steinberg, Friedman and Hallac, abstained from voting due to their affiliation with Jefferies.

Following the close of trading on the New York Stock Exchange on May 2, 2019, the amendment was executed, and early in the morning on May 3, 2019, the amendment was publicly announced.

Recommendation of the Special Committee; HomeFed’s Reasons for the Merger

The special committee consists of two independent directors: Timothy M. Considine and Michael A. Lobatz. The HomeFed board authorized the special committee to (i) review, evaluate, consider and negotiate the proposed transaction, (ii) make such recommendations to the Board as it deems appropriate, including whether or not the Board should approve any such transaction, and (iii) do all things that may, in the judgment of its members, be deemed necessary, appropriate or advisable to assist the HomeFed board in carrying out its responsibilities with respect to such transaction.

HomeFed retained Sheppard, Mullin, Richter & Hampton LLP as its legal counsel, reporting to the special committee, Selzer Caplan McMahon Vitek, and Morris, Nichols, Arsht & Tunnell LLP as additional legal counsel for the special committee, and Houlihan Lokey Capital, Inc., which we refer to as Houlihan Lokey, as its financial advisor. The special committee oversaw the performance of due diligence by HomeFed management and its legal advisors and, with the assistance of its advisors, conducted an extensive review and evaluation of the proposed transaction, including withholding its approval and maintaining the status quo, and conducted negotiations with Jefferies and its representatives with respect to the merger agreement.

The special committee considered the benefits of the merger agreement and the transactions contemplated thereby as well as the associated risks, and on May 2, 2019, unanimously (i) determined, based upon the facts and circumstances it deemed relevant, reasonable or appropriate, including the advice of its legal and financial advisors, that the merger agreement and the transactions contemplated thereby, including the merger, are fair and reasonable to, and in the best interests of, HomeFed and its public stockholders, (ii) approved the merger agreement and the transactions contemplated thereby, including the merger, on the terms and subject to the conditions set forth in the merger agreement, (iii) recommended that the HomeFed board approve the merger agreement and the transactions contemplated thereby, including the merger and (iv) recommends that the public stockholders approve the merger agreement and the transactions contemplated thereby, including the merger.

Based upon such recommendation, the HomeFed board unanimously (i) determined that the merger agreement and the transactions contemplated thereby, including the merger, are fair and reasonable to, and in the best interests of HomeFed and its public stockholders, (ii) approved the merger agreement and the transactions contemplated thereby, including the merger, on the terms and subject to the conditions set forth in the merger agreement and (iii) resolved to recommend that the public stockholders approve the merger agreement and the transactions contemplated thereby, including the merger, and directed that the merger agreement be submitted to the public stockholders for their approval at a special meeting of stockholders.

The special committee consulted with its legal and financial advisors and considered many factors in making its determination and approvals, and the related recommendation to the HomeFed board. The special committee considered the following factors to be generally positive or favorable in making its determination and approvals with respect to the merger, and its related recommendation to the HomeFed board:

•

the merger agreement provides that each issued and outstanding share of HomeFed common stock, other than shares of HomeFed common stock owned by HomeFed, Jefferies or any of its subsidiaries (including Merger Sub) or dissenting stockholders will be entitled to receive, a number of validly issued, fully paid and nonassessable shares of Jefferies common stock equal to the exchange ratio of 2.0, which we refer to as the exchange ratio (which we refer to as the merger consideration);

•

the exchange ratio represents a premium to the public stockholders of 20.1% based on the respective closing prices of shares of HomeFed common stock and shares of Jefferies common stock on February 19, 2019 (the last trading day before Jefferies’ public announcement of its initial proposal to acquire all of the outstanding shares of HomeFed common stock that Jefferies and its subsidiaries did not already own);

•

on the basis of the special committee’s negotiations described in “The Merger—Background of the Merger” beginning on page 18 of this proxy statement/prospectus, the belief that the special committee had negotiated the highest exchange ratio to which Jefferies would agree;

•	the merger consideration is expected generally to be non-taxable to the public stockholders;

•

the shares of Jefferies common stock that the public stockholders will receive in the merger have substantially greater liquidity than HomeFed common stock because the shares of Jefferies common stock are listed on the New York Stock Exchange, because the average daily trading volume of shares of Jefferies common stock is significantly greater than the average daily trading volume of shares of HomeFed common stock and because Jefferies has a broader investor base and much larger public float;

•	the special committee believes that the merger presents the best opportunity to maximize value for the public stockholders and is superior to HomeFed remaining as a standalone public entity;

•

the special committee’s view that HomeFed’s fair value as an independent company is primarily a reflection of its existing real property investments, based on (a) HomeFed’s relatively limited access to capital to finance further large-scale development of its existing properties and acquire new properties, (b) a limited track record of full investment realizations, and (c) a diverse portfolio not characterized by a unifying investment thesis;

•

the financial analysis reviewed by Houlihan Lokey with the special committee as well as the oral opinion of Houlihan Lokey rendered to the special committee on May 2, 2019 (which was subsequently confirmed in writing by delivery of Houlihan Lokey’s written opinion addressed to the special committee dated May 2, 2019), as to the fairness, from a financial point of view, to the holders of HomeFed common stock (other than the excluded persons), of the exchange ratio provided for in the merger pursuant to the merger agreement, as amended. (For the opinion and the various assumptions made, procedures followed, matters considered and limitations on the opinion that the special committee received from Houlihan Lokey, see Annex D and the section titled “The Merger – Opinion of the Special Committee’s Financial Advisor” beginning on page 30 of this proxy statement/prospectus.)

•

the merger provides the public stockholders with an equity ownership in Jefferies, which will provide such stockholders with an opportunity to participate in the business of Jefferies as well as providing them with a number of other benefits, including:

•	a business that generates diverse and historically reliable cash flows;

•	a strong balance sheet and improved credit profile;

•	greater access to capital to finance development of existing properties and growth; and

•	increased opportunity for further meaningful capital appreciation as Jefferies advances a greater portfolio of strategic opportunities.

•

the belief that potential alternative transactions involving third parties would not be achievable due to Jefferies’ control of HomeFed and its ownership of approximately 70% of the outstanding HomeFed common stock;

•

the terms and conditions of the merger were determined through arm’s-length negotiations between Jefferies and the special committee and their respective representatives and advisors, with input from holders of a majority of the shares held by the public stockholders;

•	the terms of the merger agreement, principally:

•

limited closing conditions, including the absence of any required regulatory approvals or third-party consents or the concurrent closing of any other related transactions, and limited exceptions to those closing conditions;

•	the limited nature of the operational representations and warranties given by HomeFed; and

•	the lack of any break-up fee payable by HomeFed for termination of the merger agreement in accordance with its terms.

In addition to the factors described above, the special committee also considered a number of factors relating to the procedural safeguards involved in the negotiation of the merger agreement, including those discussed below, each of which supported its determination and approvals with respect to the merger:

•	the special committee had no obligation to recommend any transaction, including the proposal put forth by Jefferies;

•

the special committee’s retention and supervision of experienced financial and legal advisors with knowledge of Jefferies’ and HomeFed’s industries generally, and Jefferies and HomeFed particularly, as well as substantial experience advising other companies with respect to transactions similar to the merger;

•	the special committee consisted solely of independent directors that are not officers of Jefferies or HomeFed;

•

the members of the special committee have each served on the HomeFed board for more than 23 years and are familiar with, and understand, the businesses, assets, liabilities, results of operations, financial condition and competitive positions and prospects of HomeFed;

•	the compensation of the members of the special committee was in no way contingent on their approving the merger;

•	the merger agreement:

•

provides that Jefferies may not revoke or diminish the authority of the special committee or remove or cause the removal of any director of HomeFed that is a member of the special committee either as a director or as a member of such committee;

•	requires that any amendment to, waiver of any provision of or the termination of the merger agreement be approved by the special committee; and

•

provides that to the fullest extent permitted by law, the special committee has the sole power and authority to take the following actions for and on behalf of HomeFed and the HomeFed board: (i) approve or adopt any amendment or waiver of any provision of the transaction agreements, (ii) make any decisions or determinations, or authorize the taking of any actions, by or on behalf of HomeFed or the HomeFed board under or with respect to the transaction agreements (including without limitation, pursuing any action or litigation with respect to breaches of the merger agreement on behalf of HomeFed) and (iii) delegate any of the foregoing authority to any agent of HomeFed;

•

the members of the special committee have not been requested to serve on Jefferies’ board of directors following the merger and intend to resign from the HomeFed board concurrently with the closing of the merger; and

•

while the special committee was aware that Jefferies, as the party controlling HomeFed, controlled the delivery and presentation of information the special committee received for purposes of evaluating the merger and the fairness of the merger consideration, Jefferies indicated to the special committee that it was not aware of any material facts with respect to HomeFed or the merger that were not disclosed to the special committee.

The special committee considered the followings factors to be generally negative or unfavorable in making its determination and approvals with respect to the merger and the related recommendation to the HomeFed board:

•	the exchange ratio is fixed and has no collar or other value protections; accordingly, HomeFed’s stockholders are subject to volatility in the value of Jefferies common stock until closing;

•

Jefferies and HomeFed are in dissimilar industries, and while holders of a majority of the shares held by public stockholders have indicated to the special committee (directly or through a representative) their tolerance for volatility in the value of Jefferies common stock through the closing date, other public stockholders may not, in the absence of the merger, be otherwise subject or willing to be subjected to either industry-specific or company-specific volatility in Jefferies common stock during the period before the closing of the merger;

•

because Jefferies indicated that it was not willing to sell its HomeFed shares, the special committee did not conduct an auction process or other solicitation of interest from third parties for the acquisition of HomeFed;

•	the risk that the potential benefits sought in the merger, and in particular appreciation in the value of Jefferies’ common stock, might not be fully realized;

•

the merger may not be completed in a timely manner or at all, which could result in significant costs and disruption to HomeFed’s normal business and may result in a decline in the trading price of HomeFed common stock;

•

certain terms of the merger agreement, principally (i) the limited pre-closing restrictions on Jefferies with regard to its business, (ii) the Jefferies board is not required to maintain its approval of the merger and (iii) certain limitations on the special committee’s ability to change its recommendation to the public stockholders.

•

the special committee did not have ultimate authority to determine whether to proceed with the merger, which was also subject to the approval of the full HomeFed board following the special committee’s recommendation that the HomeFed board approve the merger;

•	public stockholders will be foregoing any benefits that would have been realized by remaining stockholders of HomeFed on a stand-alone basis;

•	litigation may occur in connection with the merger and such litigation may increase the costs associated with the merger and result in a diversion of management focus; and

•

the directors of HomeFed who are directors or employees of Jefferies or executive officers of HomeFed may have interests in the merger that are different from, or in addition to, the interest of HomeFed stockholders generally, including the public stockholders.

The foregoing discussion of the information and factors considered by the special committee is not intended to be exhaustive, but includes material factors the special committee considered. In view of the variety of factors considered in connection with its evaluation of the merger and the complexity of these matters, the special committee did not find it useful and did not attempt to quantify or assign any relative or specific weights to the various factors considered in making its determination and recommendation. In addition, each of the members of the special committee may have given differing weights to different factors. Overall, the special committee believed that the positive factors supporting the merger outweighed the negative factors it considered.

The explanation of the reasoning of the special committee and certain information presented in this section are forward-looking in nature and, therefore, the information should be read in light of the factors discussed in the sections titled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” beginning on pages 50 and 51, respectively, of this proxy statement/prospectus.

Opinion of the Special Committee’s Financial Advisor

On May 2, 2019, Houlihan Lokey Capital, Inc., which we refer to as Houlihan Lokey, verbally rendered its opinion to the special committee (which was subsequently confirmed in writing by delivery of Houlihan Lokey’s written opinion addressed to the special committee dated May 2, 2019), as to the fairness, from a financial point of view, to the holders of HomeFed common stock (other than the excluded persons), of the exchange ratio provided for in the merger pursuant to the merger agreement, as amended.

Houlihan Lokey’s opinion was directed to the special committee (in its capacity as such) and only addressed the fairness, from a financial point of view, to the holders of HomeFed common stock (other than the excluded persons), of the exchange ratio provided for in the merger pursuant to the merger agreement, as amended, and did not address any other aspect or implication of the merger or any other agreement, arrangement or understanding. The summary of Houlihan Lokey’s opinion in this proxy statement/prospectus is qualified in its entirety by reference to the full text of its written opinion, which is attached as Annex D to this proxy statement/prospectus and describes the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in connection with the preparation of its opinion. However, neither Houlihan Lokey’s opinion nor the summary of its opinion and the related analyses set forth in this proxy statement/prospectus are intended to be, and do not constitute, advice or a recommendation to the special committee, the board of directors, any security holder of HomeFed or Jefferies or any other person as to how to act or vote with respect to any matter relating to the merger or otherwise.

In arriving at its opinion, Houlihan Lokey, among other things:

1.	reviewed the merger agreement;

2.	reviewed a draft dated May 1, 2019 of the amendment to the merger agreement, by and among HomeFed, Jefferies and Merger Sub, which we refer to as the amendment;

3.

reviewed certain publicly available business and financial information relating to HomeFed and Jefferies that Houlihan Lokey deemed to be relevant, including certain publicly available research analyst estimates with respect to the future financial performance of Jefferies;

4.

reviewed certain information relating to the historical, current and future operations, financial condition and prospects of HomeFed made available to Houlihan Lokey by HomeFed, including financial projections prepared by and discussed with the management of HomeFed relating to HomeFed for the fiscal years ending 2019 through 2038;

5.	reviewed certain information relating to the historical and current operations and financial condition of Jefferies made available to Houlihan Lokey by Jefferies;

6.	considered the publicly available financial terms of certain real estate transactions that Houlihan Lokey deemed to be relevant in evaluating certain of the real estate assets owned by HomeFed;

7.

spoke with certain members of the management of HomeFed and certain of its representatives and advisors regarding the business, operations, financial condition and prospects of HomeFed and Jefferies, the merger and related matters;

8.

spoke with certain members of the management of Jefferies and certain of its representatives and advisors regarding the business, operations and financial condition of Jefferies, the merger and related matters;

9.	reviewed the current and historical market prices and trading volume for certain of HomeFed’s and Jefferies’ publicly traded securities;

10.

reviewed a representation addressed to Houlihan Lokey from the senior management of HomeFed which contains, among other things, confirmation regarding the accuracy of financial information and data relating to HomeFed provided to, or discussed with, Houlihan Lokey by or on behalf of HomeFed; and

11.	conducted such other financial studies, analyses and inquiries and considered such other information and factors as Houlihan Lokey deemed appropriate.

Houlihan Lokey relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to it, discussed with or reviewed by it, or publicly available, and did not assume any responsibility with respect to such data, material and other information. In addition, management of HomeFed advised Houlihan Lokey, and Houlihan Lokey assumed, that the financial projections reviewed by Houlihan Lokey were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management as to the future financial results and condition of HomeFed, and Houlihan Lokey did not express any opinion with respect to such projections or the assumptions on which they are based. As the special committee and the board of directors were aware, neither the management of Jefferies nor the management of HomeFed provided Houlihan Lokey with, and Houlihan Lokey did not have access to, financial forecasts relating to Jefferies prepared by the management of Jefferies or the management of HomeFed. Houlihan Lokey relied upon and assumed, without independent verification, that there has been no change in the businesses, assets, liabilities, financial condition, results of operations, cash flows or prospects of HomeFed or Jefferies since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to Houlihan Lokey that would be material to its analyses or opinion, and that there is no information or any facts that would make any of the information reviewed by Houlihan Lokey incomplete or misleading. With the consent of the special committee, for purposes of Houlihan Lokey’s financial analyses and opinion, Houlihan Lokey assumed that the closing price of Jefferies common stock on April 30, 2019 provides a reasonable basis upon which to evaluate the fair value of Jefferies and Jefferies common stock as of the date of the opinion.

Houlihan Lokey relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the merger agreement identified in item 1 above, the amendment identified in item 2 above and all other related documents and instruments that are referred to therein are true and correct, (b) each party to the merger agreement, the amendment and other related documents and instruments will fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the merger will be satisfied without waiver thereof, and (d) the merger will be consummated in a timely manner in accordance with the terms described in the merger agreement, the amendment and other related documents and instruments, without any amendments or modifications thereto. Houlihan Lokey also assumed, with the consent of the special committee, that the merger would qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code. Houlihan Lokey relied upon and assumed, without independent verification, that (i) the merger will be consummated in a manner that complies in all respects with all applicable federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the merger will be obtained and that no delay, limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would result in the disposition of any assets of HomeFed or Jefferies, or otherwise have an effect on the merger, or HomeFed or Jefferies or any expected benefits of the merger that would be material to Houlihan Lokey’s analyses or opinion. In addition, Houlihan Lokey relied upon and assumed, without independent verification, that the final form of the amendment will not differ in any respect from the draft of the amendment identified above. As the special committee and the board of directors were aware, Houlihan Lokey was provided with limited information relating to Jefferies by the management of, or advisors to, Jefferies. Houlihan Lokey assumed that, were Houlihan Lokey to have more fulsome information relating to Jefferies, any information received from such parties would not materially affect or change its opinion.

Furthermore, in connection with its opinion, Houlihan Lokey was not requested to make, and did not make, any independent appraisal of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of HomeFed, Jefferies or any other party. Houlihan Lokey did not estimate, and expressed no opinion regarding, the liquidation value of any entity or business. Houlihan undertook no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which HomeFed or Jefferies is or may be a party or is or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which HomeFed or Jefferies is or may be a party or is or may be subject.

Houlihan Lokey was not requested to, and did not, initiate or participate in any discussions or negotiations with, or solicit any indications of interest from, third parties with respect to the merger, the securities, assets, businesses or operations of HomeFed or any other party, or any alternatives to the merger. Houlihan Lokey’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Houlihan Lokey as of, the date of the opinion. Houlihan Lokey did not undertake, and is under no obligation, to update, revise, reaffirm or withdraw its opinion, or otherwise comment on or consider events occurring or coming to Houlihan Lokey’s attention after the date of the opinion. Houlihan Lokey did not express any opinion as to what the value of HomeFed common stock or Jefferies common stock actually would be when exchanged or issued, respectively, pursuant to the merger or the price or range of prices at which HomeFed common stock or Jefferies common stock may be purchased or sold, or otherwise be transferable, at any time. Houlihan Lokey assumed that Jefferies common stock to be issued in the merger to the stockholders of HomeFed will be listed on the New York Stock Exchange. Subsequent events that could materially affect the conclusion set forth in Houlihan Lokey’s opinion include, without limitation: changes in industry performance or market conditions; changes to the businesses, financial condition and results of operations of HomeFed or Jefferies; changes in the terms of the merger; and the failure to consummate the merger within a reasonable period of time.

Houlihan Lokey’s opinion was furnished for the use of the special committee (in its capacity as such) in connection with its evaluation of the merger and may not be used for any other purpose without Houlihan Lokey’s prior written consent, provided that the board of directors may rely on Houlihan Lokey’s opinion in connection with its consideration of the special committee’s recommendation to the board of directors and its evaluation and approval of a merger. Neither Houlihan Lokey’s opinion nor the summary of its opinion and the related analyses set forth in this proxy statement/prospectus are intended to be, and do not constitute, advice or a recommendation to the special committee, the board of directors, any security holder of HomeFed or Jefferies or any other party as to how to act or vote with respect to any matter relating to the merger or otherwise.

Houlihan Lokey’s opinion only addressed whether, as of the date of the opinion, the exchange ratio provided for in the merger pursuant to the merger agreement, as amended, was fair to the holders of Company Common Stock (other than the excluded persons) from a financial point of view, and did not address any other aspect or implication of the merger or any agreement, arrangement or understanding entered into in connection therewith or otherwise. Houlihan Lokey was not requested to opine as to, and its opinion did not express an opinion as to or otherwise address, among other things: (i) the underlying business decision of the special committee, the board of directors, HomeFed, Jefferies, their respective security holders or any other party to proceed with or effect the merger, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the merger or otherwise (other than the exchange ratio to the extent expressly specified herein), (iii) the fairness of any portion or aspect of the merger to the holders of any class of securities, creditors or other constituencies of HomeFed, Jefferies, or to any other party, except if and only to the extent expressly set forth in the last sentence of Houlihan Lokey’s opinion, (iv) the relative merits of the merger as compared to any alternative business strategies or transactions that might be available for HomeFed, Jefferies or any other party, (v) the fairness of any portion or aspect of the merger to any one class or group of HomeFed’s, Jefferies’ or any other party’s security holders or other constituents vis-à-vis any other class or group of HomeFed’s, Jefferies’ or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration amongst or within such classes or groups of security holders or other constituents), (vi) whether or not HomeFed, Jefferies, their respective security holders or any other party is receiving or paying reasonably equivalent value in the merger, (vii) the solvency, creditworthiness or fair value of HomeFed, Jefferies or any other participant in the merger, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, or (viii) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the merger, any class of such persons or any other party, relative to the exchange ratio or otherwise. Furthermore, no opinion, counsel or interpretation was intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. Houlihan Lokey assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, Houlihan Lokey relied, with the consent of the special committee, on the assessments by the special committee, the board of directors, HomeFed, Jefferies and their respective advisors, as to all legal, regulatory, accounting, insurance, tax and other similar matters with respect to HomeFed, Jefferies and the merger or otherwise.

In performing its analyses, Houlihan Lokey considered general business, economic, industry and market conditions, financial and otherwise, and other matters, as they existed on, and could be evaluated as of, the date of its opinion. No company, transaction or business considered in Houlihan Lokey’s analyses for comparative purposes or otherwise is identical to HomeFed, any of its underlying real estate assets or the proposed merger and an evaluation of the results of those analyses is not entirely mathematical. As a consequence, mathematical derivations (such as the high, low, mean and median) of financial data are not by themselves meaningful and were considered in conjunction with experience and the exercise of judgment. The estimates contained in the financial forecasts prepared by the management of HomeFed and the implied reference range values indicated by Houlihan Lokey’s analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, any analyses relating to the value of assets, businesses or securities do not purport to be appraisals or to be determinative of the prices at which businesses or securities actually may be sold, which may depend on a variety of factors, many of which are beyond the control of HomeFed. Much of the information used in, and accordingly the results of, Houlihan Lokey’s analyses are inherently subject to substantial uncertainty.

Houlihan Lokey’s opinion was only one of many factors considered by the special committee and the board of directors in evaluating the proposed merger. Neither Houlihan Lokey’s opinion nor its analyses were determinative of the exchange ratio or of the views of the special committee, the board of directors or management with respect to the merger or the exchange ratio. Under the terms of its engagement by HomeFed, neither Houlihan Lokey’s opinion nor any other advice or services rendered by it in connection with the proposed merger or otherwise, should be construed as creating, and Houlihan Lokey should not be deemed to have, any fiduciary duty to, or agency relationships with, the special committee, the board of directors, HomeFed, Jefferies, any security holder or creditor of HomeFed or Jefferies or any other person, regardless of any prior or ongoing advice or relationships. The type and amount of consideration payable in the merger were determined through negotiation between the special committee of HomeFed and Jefferies, and the decision to enter into the merger agreement was solely that of the special committee and the board of directors.

Financial Analyses

In preparing its opinion to the special committee, Houlihan Lokey performed a variety of analyses, including those described below. The summary of Houlihan Lokey’s analyses is not a complete description of the analyses underlying Houlihan Lokey’s opinion. The preparation of such an opinion is a complex process involving various quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytical methods employed and the adaptation and application of these methods to the unique facts and circumstances presented. As a consequence, neither Houlihan Lokey’s opinion nor its underlying analyses are readily susceptible to summary description. Houlihan Lokey arrived at its opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any individual analysis, methodology or factor. While the results of each analysis were taken into account in reaching Houlihan Lokey’s overall conclusion with respect to fairness, Houlihan Lokey did not make separate or quantifiable judgments regarding individual analyses. Accordingly, Houlihan Lokey believes that its analyses and the following summary must be considered as a whole and that selecting portions of its analyses, methodologies and factors, without considering all analyses, methodologies and factors, could create a misleading or incomplete view of the processes underlying Houlihan Lokey’s analyses and opinion.

The following is a summary of the material financial analyses performed by Houlihan Lokey in connection with the preparation of its opinion and reviewed with the special committee on May 2, 2019. The order of the analyses does not represent relative importance or weight given to those analyses by Houlihan Lokey.

The estimates of the future financial and operating performance of HomeFed relied upon for the financial analyses described below were based on HomeFed Projections.

Sum of the Parts Build Up Analysis

Houlihan Lokey performed a sum of the parts build up analysis for HomeFed based on HomeFed’s existing real estate portfolio. Using certain information provided by HomeFed management on each of HomeFed’s existing investments and publicly available information regarding the financial terms of certain real estate transactions that were deemed to be relevant, Houlihan Lokey performed analyses resulting in an implied value reference range for each of HomeFed’s real estate investments on an unlevered basis. Houlihan Lokey performed discounted cash flow analyses in arriving at an implied value reference range for most of the real estate assets and relied upon other approaches (comparable land sales analysis for certain land assets and historical cost basis for recently acquired assets) for the remaining real estate investments.

Houlihan Lokey used discrete discount rate ranges for each discounted cash flow analysis depending on the real estate investment. Houlihan Lokey then calculated a gross asset value reference range (on an unlevered basis) of $606.8 million to $791.2 million by adding together the estimated implied value reference ranges of the real estate assets of HomeFed, and an implied net asset value reference range of $542.6 million to $739.3 million by adjusting the gross asset value reference range for unallocated project-level general and administrative expenses through 2038 based on projections provided by HomeFed management, discounted to present value based on a discount rate range of 9.50% to 13.50%. Houlihan Lokey then adjusted the implied net asset value reference range to account for taxes on the differential between such range and HomeFed’s tax basis in its real estate investments, as provided by HomeFed management (based on a 28.9% blended federal and state corporate tax rate, net of a tax credit carryforward of $30.9 million, per HomeFed management), resulting in an implied net after-tax asset value reference range of $531.9 million to $671.7 million. Houlihan Lokey then calculated implied equity value per share reference ranges for HomeFed by making certain adjustments to the implied net after-tax asset value reference range to capture outstanding indebtedness, and cash and cash equivalents, as of March 31, 2019, of $123.5 million and $78.0 million, respectively, and estimated environmental remediation liability as of March 31, 2019 of $1.5 million, in each case based on discussions with and guidance from HomeFed management. In addition, Houlihan Lokey made an adjustment to the implied net after-tax asset value reference range to capture potential for recovery of the $15.7 million pre-impairment book value of the Avila Ranch Pacho investment. HomeFed management has projected that HomeFed will not generate any future cash flows from its investment in Avila Ranch Pacho due to the circumstances that led to the impairment of the entire carrying value of the associated leasehold interest in the third quarter of 2018 as disclosed in HomeFed’s Form 10-K for the year ended December 31, 2018; however, given that there is some potential of a recovery at some point in the future, the pre-impairment book value was used as a basis on which to evaluate the leasehold interest based on confirmation from HomeFed’s management that such assumption was not unreasonable. The sum of the parts build-up analysis assumed 15.5 million outstanding shares of HomeFed common stock on a fully diluted basis, as provided by HomeFed management. The sum of the parts build-up analysis indicated an implied value reference range of $32.30 to $41.32 per share of HomeFed common stock, as compared to the proposed merger consideration of $41.14 per share (calculated based on the closing price per share of Jefferies common stock of $20.57 on April 30, 2019 and the exchange ratio in the merger of 2.0).

Consolidated Levered Discounted Cash Flow Analysis

Houlihan Lokey performed a consolidated levered discounted cash flow analysis of HomeFed by calculating the estimated net present value of the projected levered, after-tax free cash flows of HomeFed based on HomeFed Projections. The net present values of HomeFed’s projected levered future cash flows were calculated using discount rates ranging from 10% to 14%. This analysis resulted in an implied net after-tax asset value reference range of $403.8 million to $522.9 million. Houlihan Lokey then calculated implied values per share for HomeFed by, among other things, making certain adjustments to the implied net asset value reference range to capture cash and cash equivalents of $78 million as of March 31, 2019, and estimated environmental remediation liability as of March 31, 2019 of $1.5 million, in each case based on discussions with and guidance from HomeFed management. In addition, Houlihan Lokey made an adjustment to the implied net after-tax asset value reference range to capture potential for recovery of the $15.7 million pre-impairment book value of the Avila Ranch Pacho investment. HomeFed management has projected that HomeFed will not generate any future cash flows from its investment in Avila Ranch Pacho due to the circumstances that led to the impairment of the entire carrying value of the associated leasehold interest in the third quarter of 2018 as disclosed in HomeFed’s Form 10-K for the year ended December 31, 2018; however, given that there is some potential of a recovery at some point in the future, the pre-impairment book value was used as a basis on which to evaluate the leasehold interest based on confirmation from HomeFed’s management that such assumption was not unreasonable. The consolidated levered discounted cash flow analysis assumed 15.5 million outstanding shares of HomeFed common stock on a fully diluted basis, as provided by HomeFed management. The consolidated levered discounted cash flow analysis indicated an implied value reference range of $32.00 to $39.69 per share of HomeFed common stock, as compared to the proposed merger consideration of $41.14 per share (calculated based on the closing price per share of Jefferies common stock of $20.57 on April 30, 2019 and the exchange ratio in the merger of 2.0).

Miscellaneous

Houlihan Lokey was engaged by the special committee to act as its financial advisor in connection with, and participated in certain of the negotiations leading to, the merger and will receive a fee for such services, a portion of which is contingent upon the consummation of the merger. In addition Houlihan Lokey was engaged by the special committee to provide financial advisory services, including an opinion to the special committee as to the fairness, from a financial point of view, to the holders of HomeFed common stock (other than the excluded persons), of the exchange ratio provided for in the merger pursuant to the merger agreement, as amended. The special committee engaged Houlihan Lokey based on Houlihan Lokey’s experience and reputation. Houlihan Lokey is regularly engaged to provide financial advisory services in connection with mergers and acquisitions, financings, and financial restructurings. Pursuant to its engagement by the special committee, Houlihan Lokey is entitled to receive $1,550,000 for its services, $500,000 of which became payable upon the execution of Houlihan Lokey’s engagement letter, $500,000 of which became payable upon the delivery of a prior opinion by Houlihan Lokey on April 12, 2019, $175,000 of which became payable upon the delivery of Houlihan Lokey’s opinion on May 2, 2019 and the balance of which is payable and contingent upon the successful completion of the merger. HomeFed has also agreed to reimburse Houlihan Lokey for certain expenses and to indemnify Houlihan Lokey, its affiliates and certain related parties against certain liabilities and expenses, including certain liabilities under the federal securities laws, arising out of or related to Houlihan Lokey’s engagement.

In the ordinary course of business, certain of Houlihan Lokey’s employees and affiliates, as well as investment funds in which they may have financial interests or with which they may co-invest, may acquire, hold or sell, long or short positions, or trade, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, HomeFed, Jefferies, or any other party that may be involved in the merger and their respective affiliates or security holders or any currency or commodity that may be involved in the merger.

Houlihan Lokey and/or certain of its affiliates have in the past provided and are currently providing financial advisory and/or other financial or consulting services to certain affiliates of Jefferies, for which Houlihan Lokey and/or its affiliates have received, and may receive, compensation, including, among other things, having provided certain valuation services for financial reporting purposes to such affiliates. Houlihan Lokey has received less than $550,000 in fees, in the aggregate, since February 2017 from Jefferies and/or its affiliates. Houlihan Lokey and certain of its affiliates may provide investment banking, financial advisory and/or other financial or consulting services to HomeFed, Jefferies, other participants in the merger or certain of their respective affiliates or security holders in the future, for which Houlihan Lokey and its affiliates may receive compensation. In addition, Houlihan Lokey and certain of its affiliates and certain of its respective employees may have committed to invest in private equity or other investment funds managed or advised by Jefferies, other participants in the merger or certain of their respective affiliates or security holders, and in portfolio companies of such funds, and may have co-invested with Jefferies, other participants in the merger or certain of their respective affiliates or security holders, and may do so in the future. Furthermore, in connection with bankruptcies, restructurings, distressed situations and similar matters, Houlihan Lokey and certain of its affiliates may have in the past acted, may currently be acting and may in the future act as financial advisor to debtors, creditors, equity holders, trustees, agents and other interested parties (including, without limitation, formal and informal committees or groups of creditors) that may have included or represented and may include or represent, directly or indirectly, or may be or have been adverse to, HomeFed, Jefferies, other participants in the merger or certain of their respective affiliates or security holders, for which advice and services Houlihan Lokey and its affiliates have received and may receive compensation.

Certain Financial Projections of HomeFed

HomeFed does not as a matter of course make public projections as to future performance. However, in connection with the merger, HomeFed provided selected, non-public financial projections prepared by HomeFed’s senior management to the special committee, in connection with the special committee’s consideration of the merger, and to its financial advisor, Houlihan Lokey, in connection with its financial analyses described above under “The Merger—Opinion of the Special Committee’s Financial Advisor” beginning on page 30 of this proxy statement/prospectus. These projections are shown on a cash flow basis, and not on an accrual basis, for simplification purposes. A summary of these projections has been provided to give HomeFed’s stockholders access to certain nonpublic information provided to the special committee and Houlihan Lokey. The inclusion of these projections in this proxy statement/prospectus does not constitute an admission or representation by HomeFed that the projections are material. These financial projections constitute forward-looking statements. See “Cautionary Statement Regarding Forward-Looking Statements.”

HomeFed advised the recipients of the financial projections that such projections are subjective in many respects. The financial projections are based on a variety of estimates and assumptions made by HomeFed’s senior management regarding HomeFed’s business, industry performance, general business, economic, market and financial conditions and other matters, many of which are difficult to predict and are beyond HomeFed’s control.

The financial projections were prepared by HomeFed’s senior management based on the best information available to HomeFed’s senior management at the time of their preparation. The financial projections, however, are not actual results and should not be relied upon as being necessarily indicative of actual future results, and readers of this proxy statement/prospectus are cautioned not to place undue reliance on this information. Neither HomeFed’s independent auditors, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the financial projections set forth below, nor have they expressed any opinion or any other form of assurance with respect thereto. The financial projections were not prepared with a view toward public disclosure or compliance with generally accepted accounting principles in the United States, which we refer to as GAAP, the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Except as required by law, HomeFed does not intend to update these financial projections or to make other projections public in the future.

In addition, because the financial projections cover multiple years, such information by its nature becomes less predictive with each successive year and becomes subject to increasing uncertainty in the years beyond 2019. While presented with numeric specificity, the assumptions upon which the financial projections were based necessarily involve judgments with respect to, among other things, future economic and competitive conditions, many of which are difficult to predict accurately and are beyond the control of HomeFed’s senior management. See the risk factors included in HomeFed’s most recent filings on Form 10-Q and Form 10-K. Also, the economic and business environments can and do change quickly, which add a significant level of unpredictability and execution risk. It is expected that differences between actual and projected results will occur, and actual results may be materially greater or less than those contained in the projections. There can be no assurance that the projections, or the assumptions underlying the projections, will be realized. Accordingly, readers of this proxy statement/prospectus are cautioned not to place undue reliance on the financial projections included in this proxy statement/prospectus.

The financial projections included the following (unaudited):

	Projected Fiscal Year Ending December 31,
	(dollars in millions)
	2019E [1]	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E
Revenues, Net	$129.7	$192.1	$171.8	$138.7	$185.9	$196.9	$214.4	$263.8	$204.6	$171.4
Growth %	51.9%	-10.0%	-10.6%	-19.2%	34.0%	5.9%	8.9%	23.0%	-22.4%	-16.2%
Operating Expenses / Development Costs	(162.5)	(163.1)	(94.8)	(131.6)	(111.5)	(95.6)	(115.2)	(112.0)	(114.0)	(143.6)
General & Administrative Expenses [2]	(10.4)	(13.6)	(14.0)	(14.4)	(14.8)	(15.3)	(15.7)	(16.2)	(16.7)	(17.2)
Interest & Fees Outflow	(8.3)	(20.1)	(13.1)	(4.1)	(5.3)	(5.5)	(4.8)	(3.9)	(3.6)	(3.5)

Pre-Tax Levered Cash Flows Before Financing	($51.6)	($4.7)	$49.8	($11.4)	$54.3	$80.5	$78.7	$131.6	$70.3	$7.1
Taxes [3]	(0.2)	(3.4)	(3.5)	(2.6)	(4.0)	(4.4)	(10.3)	(19.1)	(13.9)	(9.3)

After-Tax Levered Cash Flows Before Financing	($51.8)	($8.1)	$46.3	($14.0)	$50.3	$76.1	$68.5	$112.6	$56.4	($2.2)
Loan Proceeds Inflow	110.2	142.5	19.5	15.6	0.0	0.0	0.0	0.0	0.0	0.0
Loan Principal Repayment	0.0	(58.8)	(1.1)	(11.1)	(1.5)	(126.6)	(1.6)	(135.7)	(1.8)	(1.9)
Other	27.2	(0.1)	0.0	0.0	0.0	0.0	0.0	(0.1)	0.0	0.0

Levered Free Cash Flows	$85.6	$75.5	$64.8	($9.5)	$48.8	($50.5)	$66.8	($23.2)	$54.6	($4.1)

	Projected Fiscal Year Ending December 31,
	2029E	2030E	2031E	2032E	2033E	2034E	2035E	2036E	2037E	2038E
Revenues, Net	$393.7	$403.9	$220.4	$230.1	$233.8	$535.2	$31.3	$7.1	$7.4	$7.6
Growth %	129.7%	2.6%	-45.4%	4.4%	1.6%	128.9%	-94.2%	-77.2%	3.0%	3.0%
Operating Expenses / Development Costs	(208.3)	(131.2)	(101.4)	(104.0)	(72.6)	(49.2)	(10.5)	(1.0)	(1.1)	(0.5)
General & Administrative Expenses [2]	(17.7)	(18.2)	(18.8)	(19.4)	(9.7)	(4.8)	(2 4)	(1.9)	(1 5)	(1.2)
Interest & Fees Outflow	(3.4)	(3.3)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Pre-Tax Levered Cash Flows Before Financing	$164.3	$251.1	$100.2	$106.7	$151.6	$481.2	$18.4	$4.2	$4.7	$5.8
Taxes [3]	(36.7)	(42.0)	(15.5)	(17.3)	(21.1)	(96.8)	(2.8)	(0.0)	(0.1)	(0.2)

After-Tax Levered Cash Flows Before Financing	$127.6	$209.2	$84.8	$89.4	$130.4	$384.4	$15.6	$4.2	$4.6	$5.6
Loan Proceeds Inflow	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Loan Principal Repayment	(2.0)	(69.2)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	(11.2)	(0.0)

Levered Free Cash Flows	$125.6	$139.9	$84.8	$89.4	$130.4	$384.4	$15.6	$4.2	($6.6)	$5.6

Note: E refers to Estimated. Figures are shown on a cash flow basis, and not on an accrual basis, for simplification purposes.

1.	Represents HomeFed’s senior management’s projections for period beginning on April 1, 2019 and ending on December 31, 2019.
2.	Includes corporate overhead as well as certain unallocated project level expenses.
3.	Reflects 28.9% effective tax rate.

You should not regard the inclusion of these projections in this proxy statement/prospectus as an indication that HomeFed, Jefferies or any of their respective affiliates, advisors or other representatives considered or consider the projections to be necessarily predictive of actual future events. None of HomeFed, Jefferies or any of their respective affiliates, advisors or other representatives has made or makes any representations regarding the ultimate performance of HomeFed compared to the information contained in the projections. HomeFed has not made and makes no representation to Jefferies or any HomeFed stockholder in the merger agreement or otherwise concerning the financial projections or regarding HomeFed’s ultimate performance compared to the information contained in these financial projections or that the projected results will be achieved.

Certain HomeFed Unaudited Prospective Financial Information

The prospective financial information included in this proxy statement/prospectus has been prepared by, and is the responsibility of, HomeFed’s management. PricewaterhouseCoopers LLP has not audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the accompanying prospective financial information and, accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto. The PricewaterhouseCoopers LLP report included in this proxy statement/prospectus relates to HomeFed’s previously issued financial statements. It does not extend to the prospective financial information and should not be read to do so.

Plans for HomeFed Following the Merger

By operation of the completion of the merger, HomeFed will be merged with and into Merger Sub, and Merger Sub will be the surviving company and a wholly-owned subsidiary of Jefferies. On or after the effective date, Merger Sub will change its name to HomeFed LLC. For more information, refer to the section entitled “The Merger Agreement—Effects of the Merger; Organizational Documents; Officers and Directors” beginning on page 62 of this proxy statement/prospectus. Following completion of the merger, it is expected that HomeFed will remain a developer and owner of residential and mixed-use real estate projects.

Financing Related to the Merger

Jefferies estimates that the total amount of funds required to pay fees and expenses related to the merger will be approximately $3 million. Jefferies expects this amount to be funded through cash on hand.

Interests of HomeFed’s Directors and Executive Officers in the Merger

HomeFed’s directors and executive officers may have certain interests in the merger and the other transactions contemplated by the merger agreement that may be different from, or in addition to, the interests of HomeFed stockholders generally, as more fully described below. The HomeFed board and the special committee were aware of and considered these interests to the extent such interests existed at the time, among other matters, in evaluating and overseeing the negotiation of the merger agreement, in approving the merger, the merger agreement (including the execution, delivery and performance thereof) and the transactions contemplated by the merger agreement and in recommending that the proposal to adopt the merger agreement be adopted by HomeFed stockholders.

Except as otherwise specifically noted, for purposes of quantifying the potential payments and benefits described in this section, the following assumptions were used:

•	the relevant per share equity award consideration is $39.00, which is the closing price of HomeFed common stock on April 29, 2019;

•

the effective time is June 1, 2019, which is the assumed date of the effective time of the transactions solely for purposes of the disclosure in this section, which we refer to as the assumed effective time; and

•

employment of each executive officer of HomeFed is terminated without “cause” or due to the executive officer’s resignation for “good reason” (as each such term is defined in the relevant plan(s) and/or agreement(s)), in each case, immediately following the assumed effective time.

Executive Officers of HomeFed

The officers of HomeFed immediately prior to the effective time will be the officers of the surviving company until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be, in accordance with the limited liability company agreement of the surviving company.

Stock Ownership

As of the record date of the special meeting, HomeFed directors, executive officers and their spouses beneficially own 887,713 shares of HomeFed common stock. The directors and executive officers of HomeFed will receive the same consideration in the merger for their shares as will other stockholders of HomeFed. See the section entitled “Certain Beneficial Owners of HomeFed Common Stock” beginning on page 106 of this proxy statement/prospectus.

Treatment of Outstanding Equity Awards

Each HomeFed stock option, whether vested or unvested, that is outstanding and unexercised immediately prior to the effective time will be, automatically and without any action on the part of the holder, assumed by Jefferies and converted into a Jefferies stock option to purchase that number of shares of Jefferies common stock (rounded down to the nearest whole share) equal to the product obtained by multiplying (A) the total number of shares of HomeFed common stock subject to such HomeFed stock option immediately prior to the effective time by (B) the exchange ratio, at a per-share exercise price (rounded up to the nearest whole cent) equal to the quotient obtained by dividing (x) the exercise price per share of HomeFed common stock at which such HomeFed stock option was exercisable immediately prior to the effective time by (y) the exchange ratio. Except as otherwise provided in the merger agreement, each such Jefferies stock option will continue to have, and will be subject to, the same terms and conditions (including the applicable vesting conditions) as applied to the corresponding HomeFed stock option immediately prior to the effective time. As contemplated by HomeFed’s Amended and Restated 1999 Stock Incentive Plan, all HomeFed stock options held by non-employee directors who will no longer continue to provide services to HomeFed following the closing of the merger, will be exercisable for the shorter of three years or their remaining terms, as to all shares of HomeFed common stock covered by such options, whether or not vested at the date their director service terminates. See the section entitled “The Merger Agreement—Treatment of HomeFed Stock Options” beginning on page 63 of this proxy statement/prospectus.

Each HomeFed RSU opportunity award that is outstanding immediately prior to the effective time will, as of the effective time, automatically and without any action on the part of the holder thereof, be assumed by Jefferies and converted into a Jefferies RSU opportunity award with respect to a number of shares (or, if applicable, a range of a number of shares) of Jefferies common stock (rounded to the nearest whole share) equal to the product obtained by multiplying (i) the number of shares of HomeFed common stock subject to such HomeFed RSU opportunity award immediately prior to the effective time by (B) the exchange ratio. Except as otherwise provided in the merger agreement, each such Jefferies RSU opportunity award will continue to have, and will be subject to, the same terms and conditions (including the applicable vesting conditions) as applied to the corresponding HomeFed RSU opportunity award immediately prior to the effective time. See the section entitled “The Merger Agreement—Treatment of HomeFed RSU Opportunity Award” beginning on page 63 of this proxy statement/prospectus.

Treatment of Outstanding Equity Awards—Summary Tables

Non-Employee Directors

The following table sets forth the outstanding HomeFed stock option awards held by each of HomeFed’s non-employee directors as of the expected effective time and the estimated intrinsic value of HomeFed stock option awards. HomeFed stock options granted to non-employee directors become exercisable at the rate of 25% per year, commencing one year after the date of grant. Upon termination of director services in connection with the contemplated transaction, all unvested HomeFed stock options will vests. Depending on when the effective time occurs, certain of these equity awards may vest prior to the actual effective time in accordance with their terms and independent of the occurrence of the merger. All share numbers have been rounded to the nearest whole number.

Non-Employee Director Equity Summary Table

Non-Employee Directors	Number of Vested Stock Options (#)	Value of Vested Stock Options ($)(1)	Number of Unvested Stock Options (#)	Value of Unvested Stock Options ($)(1)
Patrick Bienvenue	2,500	0	2,500	0
Tim Considine	2,500	0	2,500	0
Brian Friedman	2,500	0	2,500	0
Jimmy Hallac	250	0	1,750	0
Michael Lobatz	2,500	0	2,500	0
Joseph Steinberg	2,500	0	2,500	0

(1)	Determined by subtracting the strike price of each option from $39.00 and multiplying by the number of shares of HomeFed common stock subject to the option.

Executive Officers

The following table sets forth the outstanding vested stock option awards held by each of HomeFed’s executive officers as of the assumed effective time and the estimated value of such stock options. No executive officer held any other vested equity awards as of the assumed effective time. All share numbers have been rounded to the nearest whole number.

Executive Officer Vested Equity Awards Summary Table

Executive Officers	Number of Vested Stock Options (#)(1)	Value of Vested Stock Options ($)(1)
Paul Borden	17,500	0
Chris Foulger	3,125	0
Kent Aden	3,125	0
Erin Ruhe	3,125	0

(1)	Determined by subtracting the strike price of each option from $39.00 and multiplying by the number of shares of HomeFed common stock subject to the option.

The following table sets forth the unvested HomeFed stock options, time-vesting RSUs, and performance-vesting RSUs held by such executive officer as of the assumed effective time and the estimated value of such awards. Under the terms of the equity awards, upon any termination of employment, all unvested equity awards will be forfeited. Options granted to executive officers become exercisable at the rate of 25% per year, commencing one year after the date of grant. Performance-based RSUs will grant based on the degree of achievement of performance during a performance period ending on December 31, 2019 and 50% of such RSUs will vest on December 31, 2020 and 50% will vest on December 31, 2021, provided that the officer remains employed through the term of vesting. Depending on when the effective time occurs, certain of these equity awards may vest, be exercised and/or cancelled, in each case, prior to the actual effective time in accordance with their terms and independent of the occurrence of the transactions. All share numbers have been rounded to the nearest whole number.

Executive Officer Unvested Equity Awards Summary Table

Executive Officers	Number of Unvested Stock Options (#)	Value of Unvested Stock Options ($)(1)	Number of Performance- Based RSUs (#)(3) (Range)	Value of Performance- Based RSUs ($)(2) (Range)	Estimated Total Value of Unvested Equity Awards ($) (Range)
Paul Borden	2,500	0	9,000 - 12,000	$351,000 - $468,000	$351,000 - $468,000
Chris Foulger	9,375	0	18,000 - 24,000	$702,000 - $936,000	$702,000 - $936,000
Kent Aden	9,375	0	13,500 - 18,000	$526,000 - $702,000	$526,000 - $702,000
Erin Ruhe	9,375	0	9,000 - 12,000	$351,000 - $468,000	$351,000 - $468,000

(1)	Determined by subtracting the strike price of each option from $39.00 and multiplying by the number of shares of HomeFed common stock subject to the option.
(2)	Determined by multiplying $39.00 by the number of RSUs.
(3)	Represents the number range of performance-based RSUs which may potentially be granted (or awarded) upon achievement of performance conditions.

Change of Control Severance Benefits for Executive Officers

HomeFed does not maintain any executive severance policy pursuant to which its executive officers may receive severance benefits.

Employment Arrangements

No executive officer is a party to any employment agreement, other than Paul J. Borden. Under the terms of his employment agreement, if his employment is terminated by HomeFed without cause (as defined in his employment agreement), he will continue to receive the following entitlements: (i) annual salary through December 31, 2019; (ii) automobile costs through December 31, 2019; (iii) travel costs pursuant through the date of termination and (iv) tax gross up for automobile cost reimbursements and pre-termination travel reimbursement, bonus for calendar years 2018 and 2019. Assuming the merger closes on June 1, 2019 and Mr. Borden’s employment terminates on such date by HomeFed without cause, the estimated value of severance compensation and benefits which will be payable/provided under his employment agreement is $253,258.

Arrangements with Jefferies

At this time, the HomeFed board is not aware of any arrangements between executive officers and Jefferies, but such arrangements may be put in place prior to the consummation of the merger.

Indemnification and Insurance

The merger agreement provides that for a period of six years from the effective time, Jefferies will, and will cause the surviving company to, maintain in effect (to the fullest extent permitted under applicable law) the exculpation, indemnification and advancement of expenses provisions of HomeFed’s and any HomeFed subsidiary’s organizational documents in effect immediately prior to the effective time or in any agreement, to which HomeFed or any of its subsidiaries is a party, in each case in effect immediately prior to the effective time and will not amend, repeal or otherwise modify any such provisions or the exculpation, indemnification or advancement of expenses provisions of the surviving company’s organizational documents in any manner that would adversely affect the rights thereunder of any individual who immediately before the effective time was a company indemnified party, except that all rights to indemnification in respect of any action pending or asserted or any claim made within such period will continue until the disposition of such action or resolution of such claim.

From and after the effective time, Jefferies will, and will cause the surviving company to, indemnify and hold harmless each HomeFed indemnified party with respect to all acts or omissions by them in their capacity as a HomeFed indemnified party or taken at the request of HomeFed or any of its subsidiaries at any time prior to the effective time to the fullest extent that HomeFed or the subsidiary for which they were acting in such capacity would have been permitted to indemnify and hold harmless such individuals by applicable law (including with respect to advancement of expenses).

The merger agreement also provides that for a period of six years from the effective time, Jefferies will cause to be maintained in effect the coverage provided by the policies of directors’ and officers’ liability insurance and fiduciary liability insurance in effect as of the effective time by HomeFed and its subsidiaries from a carrier with comparable or better credit ratings to HomeFed’s existing directors’ and officers’ insurance and fiduciary liability insurance policy carrier and on terms and conditions not less favorable to the insured persons than the directors’ and officers’ liability insurance and fiduciary liability insurance coverage currently maintained by HomeFed with respect to claims arising from facts, events, acts or omissions that occurred on or before the effective time.

See the section entitled “The Merger Agreement—Indemnification and Insurance” beginning on page 73 of this proxy statement/prospectus.

Related Party Transactions

In connection with the offering of HomeFed’s 6.5% Senior Notes due 2018, which we refer to as the notes, on June 29, 2015, Joseph S. Steinberg, the chairman of the HomeFed board, entered into a Purchase Agreement with HomeFed and certain guarantors, pursuant to which he purchased notes with a value of $5,000,000, or four percent (4%) of the principal amount of the notes issued (such purchase, we refer to as the affiliate note purchase). At the time of the offering, Mr. Steinberg was considered to be a related person under HomeFed’s related person transaction policy, which we refer to as the related person transaction policy. Accordingly, pursuant to and in accordance with the related person transaction policy and taking into account all relevant facts and circumstances, the independent audit committee of the HomeFed board considered the affiliate note purchase and approved, and recommended to the HomeFed board the approval of, the affiliate note purchase, which was unanimously approved by the independent members of the HomeFed board (with Mr. Steinberg abstaining from the vote). The notes were fully redeemed on September 28, 2017 on the same terms as other redemptions.

On September 27, 2017, Mr. Steinberg entered into a Purchase Agreement with HomeFed and its wholly-owned subsidiaries, as guarantors, pursuant to which he purchased new notes with a value of $7 million, or 9.3%, of the principal amount of the new notes issued (such purchases and redemptions, we refer to as the affiliate new note transaction). The audit committee considered the affiliate new note transaction and approved, and recommended to the HomeFed board the approval of, the affiliate new note transaction, which was unanimously approved by the independent members of the HomeFed board (with Mr. Steinberg abstaining from the vote).

Pursuant to Placement Agency Agreements, Jefferies LLC acted as placement agent for the notes and for the new notes. Jefferies LLC is a wholly-owned subsidiary of Jefferies Group, a wholly-owned subsidiary of Jefferies. Jefferies LLC is HomeFed’s affiliate and a related person under the related person transaction policy. Accordingly, pursuant to and in accordance with the related person transaction policy, the audit committee considered the Placement Agency Agreements and approved, and recommended to the HomeFed board the approval of, the Placement Agency Agreements, which were unanimously approved by the independent members of the HomeFed board (with Mr. Friedman, chairman of the executive committee of Jefferies Group, Mr. Steinberg and Mr. Hallac abstaining from the vote). Pursuant to the Placement Agency Agreements for the notes, Jefferies LLC received a fee equal to 50 basis points from the gross proceeds of the offering, received a fee equal to 50 basis points of the outstanding balance of the notes on the first anniversary of the issue date and received a fee equal to 50 basis points of the outstanding balance on the second anniversary of the issue date. Pursuant to the Placement Agency Agreements for the new notes, Jefferies LLC received a fee of $100,000. Additionally, HomeFed and each of the guarantors has agreed to indemnify Jefferies LLC against certain liabilities, including liabilities under the Securities Act, and to reimburse Jefferies LLC all reasonable out-of-pocket expenses incurred in connection with any action or claim for which indemnification has or is reasonably likely to be sought by Jefferies.

HomeFed is required to obtain infrastructure improvement bonds primarily for the benefit of the City of San Marcos prior to the beginning of lot construction work and warranty bonds upon completion of such improvements in the San Elijo Hills project. These bonds provide funds primarily to the City in the event HomeFed is unable or unwilling to complete certain infrastructure improvements in the San Elijo Hills project. Jefferies is contractually obligated to obtain these bonds on behalf of the subsidiaries through which the San Elijo Hills project is owned pursuant to the terms of agreements entered into when those subsidiaries were acquired from Jefferies by HomeFed. Those subsidiaries are responsible for paying all third-party fees related to obtaining the bonds. Should the City or others draw on the bonds for any reason, certain of HomeFed’s subsidiaries would be obligated to reimburse Jefferies for the amount drawn. As of December 31, 2018, the amount of outstanding bonds was approximately $650,000, none of which has been drawn upon.

Since 1995, Jefferies has been providing administrative and accounting services to HomeFed. Under the current administrative services agreement, Jefferies provides services to HomeFed for a monthly fee of $15,000 ($180,000 in the aggregate for all of 2018). Pursuant to this agreement, Jefferies provides the services of Mr. Roland Kelly, HomeFed’s Corporate Secretary, in addition to various administrative functions. The term of the administrative services agreement automatically renews for successive annual periods unless terminated in accordance with its terms. Jefferies has the right to terminate the agreement by giving HomeFed not less than one year’s prior notice, in which event the then monthly fee will remain in effect until the end of the notice period. HomeFed has the right to terminate the agreement, without restriction or penalty, upon 30 days prior written notice to Jefferies. The agreement has not been terminated by either party.

Regulatory Approvals

Jefferies and HomeFed have determined that the filing of notification and report forms under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, 15 U.S.C. § 18a, which we refer to as HSR Act, will not be necessary to complete the merger because Jefferies already holds more than 50% of HomeFed’s voting securities. Therefore, the acquisition of HomeFed’s outstanding voting securities is exempt both under Section (c)(3) of the HSR Act, 15 U.S.C. § 18a(c)(3), and Section 802.30 of the HSR Rules, 16 C.F.R. § 802.30.

Accounting Treatment

Jefferies prepares its financial statements in accordance with GAAP. The merger will be accounted for using the acquisition method of accounting. Jefferies will be treated as the acquiror for accounting purposes.

Listing of Shares of Jefferies Common Stock

Jefferies has agreed to use its reasonable best efforts to cause the shares of Jefferies common stock to be issued in the merger and the shares of Jefferies common stock to be issued under Jefferies equity awards to be issued in accordance with the terms of the merger agreement to be approved for listing on the NYSE, subject to official notice of issuance, prior to the closing of the merger.

Cessation of Quoting and Deregistration of HomeFed Common Stock

Prior to the closing, HomeFed has agreed to use its commercially reasonable efforts to cause (a) the retirement of HomeFed’s ticker symbol and (b) HomeFed’s common stock to cease being quoted on the OTCQB Marketplace, in each case effective as of the closing, including by (i) timely filing with FINRA an issuer company-related action notification form in accordance with FINRA Rule 6490 and (ii) sending an email notification to OTC Markets at issuers@otcmarkets.com containing the press release announcing the merger and the transactions contemplated by the merger agreement.

Following the effective time, HomeFed will cease to be registered under the Exchange Act (via termination of registration pursuant to Section 12(g) of the Exchange Act).

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF HOMEFED

The following table presents selected historical consolidated financial data for HomeFed as of and for the fiscal years ended December 31, 2018 and December 31, 2017. The selected balance sheet data, statements of income and statements of cash flows for each of the two fiscal years ended December 31, 2018 and December 31, 2017 have been obtained from HomeFed’s audited consolidated financial statements contained in its Annual Report on Form 10-K for the fiscal years ended December 31, 2018 and December 31, 2017, which are incorporated by reference into this proxy statement/prospectus. The financial data for the three months ended March 31, 2019, has been obtained from HomeFed’s unaudited condensed consolidated financial statements included in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2019, which is incorporated by reference into this proxy statement/prospectus.

The information set forth below is not necessarily indicative of future results and should be read together with the other information contained in HomeFed’s Annual Report on Form 10-K for the fiscal years ended December 31, 2018 and December 31, 2017, and HomeFed’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2019 including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes therein. See the section entitled “Where You Can Find More Information” beginning on page 110 of this proxy statement/prospectus for instructions on how to obtain the information that has been incorporated by reference. Historical results are not necessarily indicative of any results to be expected in the future. See the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” beginning on pages 50 and 51, respectively, of this proxy statement/prospectus.

	Three Months Ended March 31	Three Months Ended March 31	Twelve Months Ended December 31	Twelve Months Ended December 31
	2019	2018	2018	2017
			(in thousands, except per share data)
Selected Statements of Income Information:
Sales of real estate	$25,792	$33,998	$88,324	$50,622
Total revenues	28,501	51,523	140,571	114,508
Cost of Sales	20,138	15,835	60,056	45,198
Total expenses	29,002	37,636	150,336	122,115
Income (loss) from operations	(5,849)	12,509	(6,968)	1,439
Net income (loss) attributable to HomeFed Corporation common shareholders	(3,482)	8,792	(68)	10,931
Basic and diluted earnings per common share attributable to HomeFed Corporation common shareholders	(0.22)	0.57	(0.00)	0.71

Selected Statements of Cash Flow Information:
Net income (loss)	$(3,148)	$8,811	$(1,505)	$10,989
Net cash provided by (used for) operating activities	2,158	(15,512)	(10,759)	(27,432)
Investment in equity method investments	(1,470)	(11)	(52,550)	(55)
Capital distributions from equity method investments	—	82,000	82,000	—
Net cash provided by (used for) investing activities	(1,470)	107,989	55,450	(55)
Net cash provided by (used for) financing activities	16,504	6,987	(24,738)	14,775

	At March 31, 2019	At December 31, 2018	At December 31, 2017

Selected Balance Sheet Information:
Cash and cash equivalents	$80,245	$63,053	$40,415
Equity method investments	94,927	93,170	123,296
Real estate held for development	335,018	328,239	311,664
Real estate held for investment, net	38,005	37,962	38,022
Total assets	609,677	594,008	607,947
Long term debt, net	105,287	88,773	118,213
HomeFed Corporation common shareholders’ equity	451,781	455,147	452,264

Since filing the Form 10-Q for the quarter ended March 31, 2019, HomeFed received a distribution from Brooklyn Renaissance Plaza, an investment in which HomeFed owns a 61.25% membership interest, in the amount of $30.6 million.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF JEFFERIES

The tables below set forth Jefferies’ selected historical consolidated financial data for the periods indicated. The financial information as of and for the fiscal years ended November 30, 2018, December 31, 2017 and December 31, 2016 and the statements of income and statements of cash flows for the fiscal years ended November 30, 2018, December 31, 2017 and December 31, 2016 were derived from Jefferies’ Transition Report on Form 10-K for the fiscal year ended November 30, 2018, Jefferies’ Amendment No. 1 to Transition Report on Form 10-K/A for the fiscal year ended November 30, 2018, and Jefferies’ Annual Reports on Form 10-K for the fiscal years ended December 31, 2017 and December 31, 2016. In the fourth quarter of 2018, Jefferies changed its fiscal year-end from December 31 to November 30. The financial data for the three months ended February 28, 2019, has been obtained from Jefferies’ unaudited condensed consolidated financial statements included in its Quarterly Report on Form 10-Q for the quarterly period ended February 28, 2019, which is incorporated by reference into this proxy statement/prospectus.

The tables below provide only a summary and should be read together with the financial statements of Jefferies and the related notes, as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” contained in Jefferies’ Transition Report on Form 10-K for the fiscal year ended November 30, 2018, Jefferies’ Amendment No. 1 to Transition Report on Form 10-K/A for the fiscal year ended November 30, 2018, Jefferies’ Annual Reports on Form 10-K for the fiscal years ended December 31, 2017 and December 31, 2016, and Jefferies’ Quarterly Report on Form 10-Q for the quarterly period ended February 28, 2019, which Jefferies has filed with the SEC and is incorporated by reference into this proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page 110 of this proxy statement/prospectus for instructions on how to obtain the information that has been incorporated by reference. Historical results are not necessarily indicative of any results to be expected in the future. See the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” beginning on pages 50 and 51, respectively, of this proxy statement/prospectus.

	Three Months Ended February 28, 2019	Eleven Months Ended November 30, 2018	Twelve Months Ended December 31, 2017	Twelve Months Ended December 31, 2016
	(In thousands, except per share amounts)
Selected Statements of Operations Data(1)
Net revenues	$828,443	$3,764,034	$4,077,445	$3,035,374
Total expenses	806,439	3,524,957	3,396,042	3,202,564
Income (loss) related to associated companies	27,313	57,023	(74,901)	154,598
Income (loss) from continuing operations before income taxes	49,317	296,100	606,502	(12,592)
Income tax provision	2,302	19,008	642,286	25,773
Income (loss) from continuing operations	47,015	277,092	(35,784)	(38,365)
Income from discontinued operations, including gain on disposal, net of taxes	—	773,984	288,631	232,686
Net (income) loss attributable to the redeemable noncontrolling interests	138	(37,263)	(84,576)	(65,746)
Net income attributable to Jefferies Financial Group common shareholders	44,811	1,022,318	167,351	125,938
Per share:
Basic earnings (loss) per common share attributable to Jefferies Financial Group common shareholders:
Income (loss) from continuing operations	$0.14	$0.82	$(0.10)	$(0.10)
Income from discontinued operations, including gain on disposal	—	2.11	0.55	0.44

Net income	$0.14	$2.93	$0.45	$0.34

(In thousands, except per share amounts)	Three Months Ended February 28, 2019	Eleven Months Ended November 30, 2018	Twelve Months Ended December 31, 2017	Twelve Months Ended December 31, 2016
Diluted earnings (loss) per common share attributable to Jefferies Financial Group common shareholders:
Income (loss) from continuing operations	$0.14	$0.81	$(0.10)	$(0.10)
Income from discontinued operations, including gain on disposal	—	2.09	0.55	0.44

Net income	$0.14	$2.90	$0.45	$0.34

	At February 28, 2019	At November 30, 2018	At December 31, 2017	At December 31, 2016
Selected Statements of Financial Condition Data
Total assets	$48,959,345	$47,131,095	$47,169,108	$45,071,307
Long-term debt	7,685,908	7,617,563	7,885,783	7,380,443
Mezzanine equity	145,189	144,779	551,593	461,809
Shareholders’ equity	9,932,952	10,060,866	10,105,957	10,128,100
Book value per common share	$—	$32.72	$28.37	$28.18
Cash dividends per common share	$0.125	$0.45	$0.325	$0.25

(1)

Prior to the fourth quarter of 2018, because Jefferies’ fiscal year end was December 31, Jefferies reflected Jefferies Group LLC, a wholly-owned subsidiary of Jefferies, in its consolidated financial statements utilizing a one month lag. In connection with the change in fiscal year end to November 30, Jefferies eliminated the one month lag utilized to reflect Jefferies Group LLC results beginning with the fourth quarter of 2018. Therefore, Jefferies’ results for the eleven months ended November 30, 2018, include twelve month results for Jefferies Group LLC and eleven months for the remainder of its results.

COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION

Comparative Per Share Market Price Information

Shares of HomeFed common stock are quoted on the OTCQB Marketplace under the symbol “HOFD.” Shares of Jefferies common stock are listed on the NYSE under the symbol “JEF.” The following table presents the closing prices of shares of HomeFed common stock and Jefferies common stock on (i) February 19, 2019, the last trading day before Jefferies’ announcement of its initial proposal to acquire HomeFed, (ii) April 12, 2019, the last trading day before the public announcement of the merger agreement, and (iii) May 15, 2019, the last practicable trading day prior to the mailing of this proxy statement/prospectus. The table also shows the equivalent per share value of the merger consideration for each share of HomeFed common stock on the relevant date.

Date	HomeFed Common Stock Closing Price	Jefferies Common Stock Closing Price	Estimated Equivalent Per Share Value(1)
February 19, 2019	$35.00	$21.02	$42.04
April 12, 2019	$39.00	$20.36	$40.72
May 15, 2019	$37.80	$18.92	$37.84

(1)	Calculated by multiplying the closing price of Jefferies’ common stock as of the specified date by the exchange ratio of 2.0.

The above table shows only historical comparisons. These comparisons may not provide meaningful information to HomeFed stockholders in determining whether to adopt the merger agreement. HomeFed stockholders are urged to obtain current market quotations for shares of Jefferies common stock and shares of HomeFed common stock and to review carefully the other information contained in this proxy statement/prospectus or incorporated by reference into this proxy statement/prospectus in considering whether to adopt the merger agreement. See the section entitled “Where You Can Find More Information” beginning on page 110 of this proxy statement/prospectus for instructions on how to obtain the information that has been incorporated by reference. Historical results are not necessarily indicative of any results to be expected in the future. See the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” beginning on pages 50 and 51, respectively, of this proxy statement/prospectus.

Comparative Stock Prices and Dividends

The following tables present, for the periods indicated, the intra-day high and low sales prices per share for HomeFed and Jefferies common stock and the cash dividends declared per share of HomeFed and Jefferies common stock. This information should be read together with the consolidated financial statements and related notes of HomeFed and Jefferies that are incorporated by reference in this document.

	HomeFed Common Stock
	High	Low	Cash Dividends Declared
Calendar Year 2017
First Quarter	$48.50	$42.30	$	N/A
Second Quarter	45.02	42.60		N/A
Third Quarter	46.89	41.52		N/A
Fourth Quarter	52.25	43.10		N/A
Calendar Year 2018
First Quarter	$58.75	$48.00	$	N/A
Second Quarter	58.00	52.00		N/A
Third Quarter	55.00	50.00		N/A
Fourth Quarter	52.00	33.57		N/A
Calendar Year 2019
First Quarter	$49.50	$34.13	$	N/A
Second Quarter (through May 15, 2019)	41.75	37.40		N/A

	Jefferies Common Stock
	High	Low	Cash Dividends Declared Per Share
Calendar Year 2017
First Quarter	$27.34	$22.69	$0.0625
Second Quarter	26.78	23.81	0.0625
Third Quarter	27.21	22.23	0.10
Fourth Quarter	27.09	24.92	0.10
Fiscal Year 2018
First Quarter	$28.30	$21.72	$0.10
Second Quarter	24.91	21.61	0.10
Third Quarter	25.07	21.62	0.125
Fourth Quarter	23.31	19.60	0.125
Fiscal Year 2019
First Quarter	$22.32	$16.20	0.125
Second Quarter (through May 15, 2019)	20.82	18.24	0.125	(1)

(1)	Jefferies Second Quarter dividend was declared on March 28, 2019, with a payment date scheduled for May 31, 2019.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Statements included in or incorporated by reference into this proxy statement/prospectus that are not historical facts, including statements about the beliefs and expectations of the managements of HomeFed and Jefferies, constitute “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and the rules, regulations and releases of the SEC. These forward-looking statements are subject to risks and uncertainties, and actual results might differ materially from those discussed in, or implied by, the forward-looking statements. Forward-looking statements are based on the current beliefs and expectations of the management of HomeFed and Jefferies and are subject to significant known and unknown risks and uncertainties, many of which are beyond the control of Jefferies and HomeFed. Words such as “believes,” “anticipates,” “estimates,” “expects,” “plans,” “intends,” “aims,” “potential,” “will,” “would,” “could,” “considered,” “likely,” “estimate” and variations of these words and similar future or conditional expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on future circumstances that may or may not occur. Actual results may differ materially from the current expectations of HomeFed and Jefferies depending on a number of factors affecting their businesses and risks associated with the successful execution of the merger and the integration and performance of their businesses following the merger. In evaluating these forward-looking statements, you should carefully consider the risks described herein and in other reports that Jefferies and HomeFed file with the SEC. See the sections entitled “Risk Factors,” beginning on page 51 of this proxy statement/prospectus, and “Where You Can Find More Information,” beginning on page 110 of this proxy statement/prospectus. Factors which could have a material adverse effect on operations and future prospects or which could cause events or circumstances to differ from the forward-looking statements include, but are not limited to:

•	the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement;

•	the risk that HomeFed stockholders may not adopt the merger agreement;

•	the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated or that may be burdensome;

•	risks that any of the closing conditions to the proposed merger may not be satisfied in a timely manner;

•	risks related to disruption of management time from ongoing business operations due to the merger;

•	failure to realize the benefits expected from the merger;

•	the timing to complete the merger;

•	risks related to any legal proceedings that have been or may be instituted against Jefferies, HomeFed and/or others relating to the merger; and

•	the effect of the announcement of the merger on HomeFed’s and Jefferies’ operating results and businesses generally.

Except as otherwise required by law, neither Jefferies nor HomeFed is under any obligation, and each expressly disclaim any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Persons reading this announcement are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.

RISK FACTORS

In addition to the other information contained in or incorporated by reference into this proxy statement/prospectus, including the matters addressed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 50 of this proxy statement/prospectus, HomeFed stockholders should carefully consider the following risk factors in determining whether to vote for the adoption of the merger agreement. You should also read and consider the risk factors associated with each of the businesses of HomeFed and Jefferies because these risk factors may affect the business operations and financial results of the combined company. These risk factors may be found in Jefferies’ Quarterly Report on Form 10-Q for the quarterly period ended February 28, 2019, Jefferies’ Transition Report on Form 10-K for the year ended November 30, 2018, HomeFed’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2019 and HomeFed’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, each of which is incorporated by reference into this proxy statement/prospectus.

The market price of shares of Jefferies common stock after completion of the merger will continue to fluctuate, and may be affected by factors different from those affecting shares of HomeFed’s common stock currently.

Upon completion of the merger, HomeFed stockholders receiving the merger consideration will become Jefferies shareholders. The businesses of Jefferies differ from those of HomeFed in important respects, and, accordingly, the results of operations of Jefferies after the merger, as well as the market price of shares of Jefferies common stock, may be affected by factors different from those currently affecting the results of operations of HomeFed. As a result of the merger, HomeFed will be part of a larger company with other lines of business, such that decisions affecting HomeFed may be made in respect of the larger combined business as a whole rather than the HomeFed business individually. Moreover, general fluctuations in stock markets could have a material adverse effect on the market for, or liquidity of, shares of Jefferies common stock, regardless of Jefferies’ actual operating performance. For further information on the businesses of Jefferies and HomeFed and certain factors to consider in connection with those businesses, see the documents incorporated by reference into this proxy statement/prospectus and referred to under the section entitled “Where You Can Find More Information” beginning on page 110 of this proxy statement/prospectus.

After completion of the merger, Jefferies may fail to realize the anticipated benefits of the merger, which could adversely affect the value of shares of Jefferies common stock.

The success of the merger will depend, in part, on Jefferies’ ability to realize the anticipated benefits from combining the businesses of Jefferies and HomeFed. The ability of Jefferies to realize these anticipated benefits is subject to certain risks, including:

•	Jefferies’ ability to successfully combine the businesses of Jefferies and HomeFed; and

•	whether the combined business will perform as expected.

If Jefferies is not able to successfully combine the businesses of Jefferies and HomeFed within the anticipated time frame, or at all, the anticipated benefits may not be realized fully or at all or may take longer to realize than expected, the combined businesses may not perform as expected and the value of shares of Jefferies common stock (including the merger consideration) may be adversely affected.

In addition, at times the attention of certain members of either company’s or both companies’ management and resources may be focused on completion of the merger and the integration of the businesses of the two companies and diverted from day-to-day business operations, which may disrupt each company’s ongoing business and the business of the combined company.

Completion of the merger is subject to conditions and if these conditions are not satisfied or waived, the merger will not be completed.

The obligations of Jefferies and HomeFed to complete the merger are subject to satisfaction or waiver of a number of conditions. The obligations of Jefferies and HomeFed are each subject to, among other conditions: (i) approval of the merger agreement by HomeFed stockholders, (ii) approval for listing on the NYSE of shares of Jefferies common stock issuable as merger consideration pursuant to the merger agreement (iii) absence of any applicable law or order that prohibits completion of the merger, (iv) the registration statement on Form S-4 filed by Jefferies, of which this proxy statement/prospectus forms a part, being declared effective by the SEC and the absence of any stop order or proceedings initiated or threatened related thereto, (v) receipt by Jefferies and HomeFed of a written tax opinion from Weil, Gotshal & Manges LLP, in form and substance reasonably acceptable to Jefferies and HomeFed, that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code, (vi) performance in all material respects of the obligations required to be performed by the other party pursuant to the merger agreement at or prior to the completion of the merger and (vii) the accuracy of certain representations and warranties made in the merger agreement by the other party, subject to certain materiality qualifications.

In addition, Jefferies’ obligation to complete the merger is further subject to, among other conditions, there must not have occurred any change, event, circumstance or development that has or would reasonably be likely to result in a HomeFed material adverse effect.

The satisfaction of the required conditions could delay the completion of the merger for a significant period of time or prevent it from occurring. Any delay in completing the merger could cause Jefferies not to realize some or all of the benefits that Jefferies expects to achieve if the merger is successfully completed within its expected timeframe. Further, there can be no assurance that the conditions to the closing of the merger will be satisfied or waived or that the merger will be completed. For a more complete summary of the conditions that must be satisfied or waived prior to completion of the merger, see the section entitled “The Merger Agreement—Conditions to Completion of the Merger” beginning on page 75 of this proxy statement/prospectus.

HomeFed’s directors and executive officers have interests in the merger that may be different from your interests as a HomeFed stockholder.

When considering the recommendation of the HomeFed board that HomeFed stockholders adopt the merger agreement, HomeFed stockholders should be aware that directors and executive officers of HomeFed have certain interests in the merger that may be different from or in addition to the interests of HomeFed stockholders generally. These interests include the treatment in the merger of HomeFed equity compensation awards, severance protections, retention awards, and certain other rights held by HomeFed’s directors and executive officers, and the indemnification of former HomeFed directors and executive officers by Jefferies. The HomeFed board was aware of and considered these interests, among other matters, in reaching its decisions to (i) determine that the merger agreement and the transactions contemplated thereby, including the merger, are in the best interests of HomeFed and its public stockholders, (ii) approve, adopt and declare advisable the merger agreement and the transaction contemplated thereby, including the merger, (iii) direct that the merger agreement and the merger be submitted to a vote of HomeFed stockholders and (iv) resolve to recommend the adoption of the merger agreement by HomeFed stockholders. See the section entitled “The Merger—Interests of HomeFed’s Directors and Executive Officers in the Merger” beginning on page 39 of this proxy statement/prospectus for a more detailed description of these interests.

The merger agreement contains provisions that could discourage a potential competing acquiror of HomeFed.

The merger agreement contains “no shop” provisions that, subject to certain exceptions, restrict HomeFed’s ability to solicit, initiate, or knowingly encourage and facilitate competing third-party proposals for the acquisition of its stock or assets. In addition, before the HomeFed board withdraws, qualifies or modifies its recommendation of the merger with Jefferies, Jefferies generally has an opportunity to offer to modify the terms of the merger.

These provisions could discourage a potential third-party acquiror that might have an interest in acquiring all or a significant portion of HomeFed from considering or proposing that acquisition, even if it were prepared to pay consideration with a higher per share value than the value proposed to be received or realized in the merger.

Failure to complete the merger could negatively impact the stock price and the future business and financial results of Jefferies and HomeFed.

If the merger is not completed for any reason, including as a result of HomeFed stockholders failing to adopt the merger agreement, the ongoing businesses of Jefferies and HomeFed may be adversely affected and, without realizing any of the benefits of having completed the merger, Jefferies and HomeFed would be subject to a number of risks, including the following:

•	Jefferies and HomeFed may experience negative reactions from the financial markets, including negative impacts on their respective stock prices and debt instruments;

•	Jefferies and HomeFed may experience negative reactions from their respective customers, regulators and employees;

•	Jefferies and HomeFed each will be required to pay certain costs relating to the merger, whether or not the merger is completed;

•

the merger agreement places certain restrictions on the conduct of HomeFed’s business prior to completion of the merger. Such restrictions, the waiver of which is subject to the consent of Jefferies (not to be unreasonably withheld, conditioned or delayed), may prevent HomeFed from making certain acquisitions or taking certain other specified actions during the pendency of the merger (see the section entitled “The Merger Agreement—Conduct of Businesses of HomeFed and its Subsidiaries Prior to Completion of the Merger” beginning on page 68 of this proxy statement/prospectus for a description of the restrictive covenants applicable to HomeFed); and

•

matters relating to the merger (including integration planning) will require substantial commitments of time and resources by Jefferies and HomeFed management, which would otherwise have been devoted to day-to-day operations and other opportunities that may have been beneficial to either Jefferies or HomeFed as an independent company.

In addition to the above risks, Jefferies and HomeFed could be subject to litigation related to any failure to complete the merger or related to any proceeding commenced against Jefferies or HomeFed to enforce performance of their respective obligations under the merger agreement. If the merger is not completed, these risks may materialize and may adversely affect Jefferies’ and HomeFed’s businesses, financial condition, financial results and stock prices.

The shares of Jefferies common stock to be received by HomeFed stockholders as a result of the merger have rights different from the shares of HomeFed common stock.

Upon completion of the merger, HomeFed stockholders receiving the merger consideration will no longer be HomeFed stockholders, but will instead become Jefferies shareholders, and their rights as stockholders will be governed by the terms of the Jefferies restated certificate of incorporation, which we refer to as the Jefferies charter, and the Jefferies amended and restated bylaws, which we refer to as the Jefferies bylaws. The terms of the Jefferies charter and the Jefferies bylaws are in some respects different from the terms of the HomeFed charter and the HomeFed bylaws, which currently govern the rights of HomeFed stockholders. See the section entitled “Comparison of Stockholders’ Rights” beginning on page 88 of this proxy statement/prospectus for a discussion of the difference in rights associated with shares of Jefferies common stock.

After the merger, HomeFed stockholders will have a significantly lower ownership and voting interest in Jefferies than they currently have in HomeFed and will exercise less influence over management.

Based on the number of shares of HomeFed common stock outstanding as of May 16, 2019, holders of shares of HomeFed common stock (other than excluded shares) would receive, in the aggregate, approximately 3% of the issued and outstanding shares of Jefferies common stock immediately following the closing of the merger. Consequently, former HomeFed stockholders will have less influence over the management and policies of Jefferies than they currently have over the management and policies of HomeFed.

OTHER RISKS

Additional Risks Relating to Jefferies and HomeFed

Jefferies and HomeFed are, and following completion of the merger Jefferies will continue to be, subject to the risks described in the following periodic reports filed with the SEC, each of which is incorporated by reference into this proxy statement/prospectus:

•	Jefferies’ Transition Report on Form 10-K for the fiscal year ended November 30, 2018;

•	Jefferies’ Amendment No. 1 to Transition Report on Form 10-K/A for the fiscal year ended November 30, 2018;

•	Jefferies’ Quarterly Report on Form 10-Q for the quarterly period ended February 28, 2019;

•	HomeFed’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018; and

•	HomeFed’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2019.

You should read and consider risk factors specific to Jefferies’ and HomeFed’s respective businesses that will also affect the combined company after the completion of the merger. Please see “Where You Can Find More Information” beginning on page 110 of this proxy statement/prospectus for how you can obtain information incorporated by reference into this proxy statement/prospectus.

INFORMATION ABOUT THE SPECIAL MEETING

Time, Place and Purpose of the Special Meeting

This proxy statement/prospectus is being furnished to HomeFed stockholders as part of the solicitation of proxies by the HomeFed board for use at the special meeting to be held on June 28, 2019, at 12:00 P.M. Pacific time, at the offices of HomeFed, 1903 Wright Place, Suite 220, Carlsbad, CA 92008, or at any postponement or adjournment thereof.

At the special meeting, HomeFed stockholders will be asked to consider and vote on (i) a proposal to adopt the merger agreement and (ii) a proposal to approve one or more adjournments of the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to adopt the merger agreement or if a quorum is not present at the special meeting.

HomeFed stockholders must adopt the merger agreement in order for the merger to occur. If HomeFed stockholders fail to adopt the merger agreement, the merger will not occur. A copy of the merger agreement (as amended) is attached as Annex A to this proxy statement/prospectus, and you are encouraged to read the merger agreement carefully and in its entirety.

Recommendation of the HomeFed Board

Based upon the recommendation of the special committee, the HomeFed board has determined that the merger agreement and the transactions contemplated thereby, including the merger, are fair and reasonable to, and in the best interests of, HomeFed and its public stockholders, and approved the merger agreement and the transactions contemplated thereby, including the merger, on the terms and subject to the conditions set forth in the merger agreement. The HomeFed board has directed that the merger agreement be submitted for approval to the public stockholders at a special meeting of stockholders. The HomeFed board recommends that the public stockholders approve the merger agreement and the transactions contemplated thereby, including the merger. In making its determination, the HomeFed board considered a number of factors, which are described in greater detail in the section entitled “The Merger—Recommendation of the Special Committee; HomeFed’s Reasons for the Merger” beginning on page 26 of this proxy statement/prospectus.

THE HOMEFED BOARD, FOLLOWING THE UNANIMOUS RECOMMENDATION OF THE SPECIAL COMMITTEE, RECOMMENDS THAT YOU VOTE “FOR” THE ADOPTION OF THE MERGER AGREEMENT AND “FOR” ADJOURNMENTS OF THE SPECIAL MEETING FROM TIME TO TIME, IF NECESSARY OR APPROPRIATE AS DETERMINED IN THE DISCRETION OF THE SPECIAL COMMITTEE, INCLUDING TO SOLICIT ADDITIONAL PROXIES IF THERE ARE INSUFFICIENT VOTES AT THE TIME OF THE SPECIAL MEETING TO ADOPT THE MERGER AGREEMENT OR IF A QUORUM IS NOT PRESENT AT THE SPECIAL MEETING. THE HOMEFED BOARD MADE ITS DETERMINATION AFTER EVALUATING THE MERGER IN CONSULTATION WITH HOMEFED’S MANAGEMENT AND LEGAL AND FINANCIAL ADVISORS AND CONSIDERING A NUMBER OF FACTORS.

Record Date and Quorum

HomeFed has set the close of business on May 16, 2019 as the record date for the special meeting, and only holders of record of shares of HomeFed common stock on the record date are entitled to vote at the special meeting. You are entitled to receive notice of, and to vote at, the special meeting if you are a stockholder of record of shares of HomeFed common stock as of the close of business on the record date. On the record date, there were 15,500,246 shares of HomeFed common stock outstanding and entitled to vote. As a HomeFed stockholder, you will have one vote for each share of HomeFed common stock that you owned on the record date on all matters properly coming before the special meeting.

The presence, in person or represented by proxy, of the holders of record of a majority of the issued and outstanding shares of the capital stock of HomeFed entitled to vote at the special meeting constitutes a quorum for the purposes of the special meeting. A quorum is necessary to transact business at the special meeting.

Additionally, the HomeFed bylaws provide that if a quorum has not been obtained, the holders of a majority of such shares that are present or represented by proxy may adjourn the meeting from time to time, until a quorum has been obtained. If a quorum is not present and you abstain, this has the same effect as a vote against such adjournment. Because it is expected that all proposals to be voted on at the special meeting will be “non-routine” matters, banks, brokerage firms and other nominees will not have discretionary authority to vote on any matter at the meeting. Thus, if you do not provide instructions to your bank, brokerage firm or other nominee, you shares will not be counted as present at the meeting and will have no effect on the vote to adjourn the meeting.

As a result of the voting agreement between HomeFed and Jefferies, a quorum for the special meeting will be obtained.

Voting in Person

If you are a HomeFed stockholder on the record date, you may attend the special meeting and vote in person. Please note, however, that if your shares of HomeFed common stock are held of record by a bank, broker or other nominee and you wish to vote at the special meeting, you must obtain a “legal proxy,” executed in your favor from such bank, broker or other nominee who is the holder of record of your shares of HomeFed common stock in order to vote your shares of HomeFed common stock in person at the special meeting.

If you plan to attend the special meeting, you must hold your shares of HomeFed common stock in your own name or have a letter from the record holder of your shares of HomeFed common stock confirming your ownership. In addition, you must bring a form of government-issued, current personal photo identification with you in order to be admitted to the meeting. HomeFed reserves the right to refuse admittance to anyone without proper proof of share ownership or without proper photo identification. Whether or not you intend to be present at the special meeting, you are urged to complete, sign, date and return the enclosed proxy card to HomeFed in the enclosed postage-paid envelope or submit a proxy through the Internet or by telephone as described on the enclosed proxy card as soon as possible. This will not prevent you from voting in person at the special meeting, but will assure that your vote is counted if you are unable to attend. If you are then present at the special meeting and wish to vote your shares of HomeFed common stock in person, your original proxy may be revoked by voting at the special meeting.

Vote Required

The merger cannot be completed unless HomeFed stockholders adopt the merger agreement, which requires the affirmative vote of (i) the holders of a majority of the outstanding shares of HomeFed common stock entitled to vote at the special meeting and (ii) the holders of a majority of the outstanding shares of HomeFed common stock entitled to vote at the special meeting not owned, directly or indirectly, by (x) Jefferies or any of its affiliates or (y) by any director of HomeFed who is a director or employee of Jefferies or a Section 16 officer pursuant to Rule 16a-1(f) of the Exchange Act of HomeFed, at the special meeting. We refer to such holders listed in (ii), other than those listed in (x) and (y) as the public stockholders and to such approvals in (i) and (ii) as the HomeFed requisite stockholder approvals. You may vote “FOR,” “AGAINST” or “ABSTAIN” the adoption of the merger agreement. Votes to abstain will not be counted as votes cast in favor of the adoption of the merger agreement, but will count for the purpose of determining whether a quorum has been obtained. If you fail to submit a valid proxy or to vote in person at the special meeting, if you abstain or if you hold your shares through a bank, brokerage firm or other nominee and you do not provide your bank, brokerage firm or other nominee with instructions, as applicable, it has the same effect as voting your shares of HomeFed common stock “AGAINST” the adoption of the merger agreement.

If your shares of HomeFed common stock are registered directly in your name with the exchange agent of HomeFed, American Stock Transfer & Trust Company, LLC, you are considered, with respect to those shares of HomeFed common stock, the stockholder of record. If you are a stockholder of record, this proxy statement/prospectus and the enclosed proxy card have been sent directly to you by HomeFed. If your shares of HomeFed common stock are held through a bank, brokerage firm or other nominee, you are considered the beneficial owner of shares of HomeFed common stock held in “street name”. In that case, this proxy statement/prospectus has been forwarded to you by your bank, brokerage firm or other nominee who is considered, with respect to those shares of HomeFed common stock, the stockholder of record. As the beneficial owner, you have the right to direct your bank, brokerage firm or other nominee how to vote your shares by following their instructions for voting, which are included on the enclosed voting instruction form.

Under New York Stock Exchange rules, banks, brokerage firms or other nominees who hold shares in “street name” for customers have the authority to vote on “routine” proposals when they have not received instructions from beneficial owners. However, banks, brokerage firms and other nominees are precluded from exercising their voting discretion with respect to approving non-routine matters, such as the adoption of the merger agreement and the proposal to approve adjournments of the special meeting from time to time, if necessary or appropriate as determined in the discretion of the special committee, including to solicit additional proxies if there are insufficient votes at the time of the special meeting to adopt the merger agreement or if a quorum is not present at the special meeting. As a result, absent specific instructions from the beneficial owner of such shares of HomeFed common stock, banks, brokerage firms and other nominees are not empowered to vote those shares of HomeFed common stock on the matters to be voted on at the special meeting.

If a quorum is present, the proposal to approve adjournments of the special meeting from time to time, if necessary or appropriate as determined in the discretion of the special committee, requires the affirmative vote of a majority of the votes cast at the special meeting by HomeFed stockholders. If you abstain or if you fail to submit a valid proxy or to vote in person at the special meeting or if your shares of HomeFed common stock are held through a bank, brokerage firm or other nominee and you do not instruct your bank, brokerage firm or other nominee to vote your shares of HomeFed common stock, your shares of HomeFed common stock will not be voted, but if a quorum is present, this will not have an effect on the vote to adjourn the special meeting, if necessary or appropriate as determined in the discretion of the special committee.

As of the close of business on the record date, the directors and executive officers of HomeFed beneficially owned and were entitled to vote, in the aggregate, 887,713 shares of HomeFed common stock representing 5.7% of the outstanding voting power of HomeFed common stock as of the close of business on the record date. We currently expect that the directors and executive officers of HomeFed will vote their shares of HomeFed common stock “FOR” the adoption of the merger agreement and “FOR” adjournments of the special meeting from time to time, if necessary or appropriate as determined in the discretion of the special committee, including to solicit additional proxies if there are insufficient votes at the time of the special meeting to adopt the merger agreement or if a quorum is not present at the special meeting, although none of them has entered into any agreements obligating him or her to do so.

Proxies and Revocations

If you are a stockholder of record, you may have your shares of HomeFed common stock voted on the matters to be presented at the special meeting in any of the following ways:

•	using the toll-free telephone number shown on the enclosed proxy card;

•	visiting the internet website at specified on the enclosed proxy card and following the on-screen instructions; or

•	dating and signing and promptly returning your proxy card in the enclosed postage prepaid envelope.

Voting instructions (including instructions for both telephonic and Internet voting) are provided on the enclosed proxy card. The Internet and telephone voting procedures are designed to authenticate stockholder identities, to allow stockholders to give voting instructions and to confirm that stockholders’ instructions have been recorded properly. A control number, located on the enclosed proxy card, will identify stockholders and allow them to vote or submit their proxies and confirm that their voting instructions have been properly recorded. Costs associated with electronic access, such as usage charges from Internet access providers and telephone companies, must be borne by the stockholder. If you vote or submit your proxy by Internet or telephone, it will not be necessary to return your proxy card.

If your shares are held in the name of a bank or broker, follow the voting instructions on the form you receive from your record holder. The availability of Internet and telephone voting will depend on their voting procedures.

If a stockholder of record does not return a signed proxy card or submit a proxy by the Internet or by telephone, and does not attend the special meeting and vote in person, his or her shares will not be voted. If your shares are held in the name of a bank, broker or other nominee and you do not provide voting instructions to such nominee to vote your shares, your shares will not be voted.

Any proxy signed and returned by a stockholder or submitted by telephone or via the Internet may be revoked at any time before it is exercised by giving written notice of revocation to HomeFed’s Corporate Secretary at 1903 Wright Place, Ste. 220, Carlsbad, California 92008, by executing and delivering a later-dated proxy (either in writing, by telephone or via the Internet) or by voting in person at the special meeting. Attendance at the special meeting will not in and of itself constitute a revocation of a proxy. If your shares are held in a brokerage, bank or other institutional account, you must obtain a legal proxy from that entity showing that you were the record holder as of the close of business on the record date, in order to vote your shares at the special meeting.

If you have any questions or need assistance voting your shares, please contact HomeFed’s proxy solicitor, Innisfree M&A Incorporated, banks and brokers call collect: (212) 750-5833 and stockholders call toll free: (877) 687-1875.

IT IS IMPORTANT THAT YOU VOTE YOUR SHARES OF HOMEFED COMMON STOCK PROMPTLY. WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN, AS PROMPTLY AS POSSIBLE, THE ENCLOSED PROXY CARD IN THE PRE-ADDRESSED POSTAGE-PAID ENVELOPE, OR FOLLOW THE INSTRUCTIONS ON THE PROXY CARD TO VOTE BY TELEPHONE OR INTERNET. STOCKHOLDERS WHO ATTEND THE SPECIAL MEETING MAY REVOKE PREVIOUSLY SUBMITTED PROXIES BY VOTING IN PERSON.

Adjournments and Postponements

Although it is not currently expected, the special meeting may be adjourned on one or more occasions for the purpose of soliciting additional proxies if there are insufficient votes at the time of the special meeting to adopt the merger agreement or if a quorum is not present at the special meeting. If this proposal is approved, the special meeting could be successively adjourned to any date. Any adjournment of the special meeting for the purpose of soliciting additional proxies will allow HomeFed stockholders who have already sent in their proxies to revoke them at any time prior to their use at the special meeting as adjourned.

HomeFed may also postpone or adjourn the special meeting to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosure that HomeFed has determined, after consultation with outside legal counsel, is reasonably likely to be required under applicable law and for such supplemental or amended disclosure to be disseminated and reviewed by HomeFed stockholders prior to the special meeting.

If a quorum is present, an adjournment generally may be made with the affirmative vote of a majority of the votes cast at the special meeting by HomeFed stockholders. As a result of the voting agreement between HomeFed and Jefferies (i) a quorum for the special meeting and (ii) the vote of a majority of the votes cast at the special meeting, if necessary or appropriate as determined in the discretion of the special committee, to adjourn the special meeting, will be obtained.

Any adjournment may be made without notice to another time or place if the date, time and place to which the meeting is adjourned are announced at the meeting at which the adjournment is taken. At the adjourned meeting any business may be transacted that might have been transacted on the original date of the meeting. If the special committee fixes a new record date for the adjourned meeting, or if an adjournment is for more than 30 days, a notice of the adjourned meeting will be given to each stockholder of record entitled to vote at the adjourned meeting.

Anticipated Date of Completion of the Merger

Subject to the satisfaction or waiver of the closing conditions described under the section entitled “The Merger Agreement—Conditions to Completion of the Merger” beginning on page 75 of this proxy statement/prospectus, including the adoption of the merger agreement by HomeFed stockholders at the special meeting, HomeFed and Jefferies expect that the merger will be completed no later than the second business day following the satisfaction or (to the extent permitted by law) waiver by the party or parties entitled to the benefit thereof of the conditions set forth in the merger agreement. However, it is possible that factors outside the control of both companies, could result in the merger being completed at a different time or not at all.

Stockholder Appraisal Rights

Under Section 262 of the General Corporation Law of the State of Delaware, which we refer to as the DGCL, HomeFed stockholders of record who do not vote in favor of the proposal to adopt the merger agreement and otherwise comply with the requirements set forth in Section 262 of the DGCL will be entitled to seek appraisal and obtain payment in cash for the judicially determined fair value of their shares of HomeFed common stock in connection with the merger, if the merger is completed. This value could be more than, less than or the same as the implied value of the merger consideration for HomeFed common stock. The relevant provisions of the DGCL are included as Annex E to this proxy statement/prospectus. We encourage you to read these provisions carefully and in their entirety. Moreover, due to the complexity of the procedures for exercising the right to seek appraisal, HomeFed stockholders who are considering exercising such rights are encouraged to seek the advice of legal counsel. Failure to strictly comply with these provisions will result in a loss of the right of appraisal. An executed proxy card that does not contain voting instructions will, unless revoked, be voted in favor of the proposal to adopt the merger agreement.

Solicitation of Proxies; Payment of Solicitation Expenses

HomeFed has engaged Innisfree M&A Incorporated to assist in the solicitation of proxies for the special meeting. HomeFed estimates that it will pay Innisfree M&A Incorporated a fee of approximately $15,000. HomeFed has agreed to reimburse Innisfree M&A Incorporated for certain out-of-pocket fees and expenses and also will indemnify Innisfree M&A Incorporated against certain losses, claims, damages, liabilities or expenses.

HomeFed also may reimburse banks, brokerage firms, other nominees or their respective agents for their expenses in forwarding proxy materials to beneficial owners of shares of HomeFed common stock. HomeFed’s directors, officers and employees also may solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.

Questions and Additional Information

If you have additional questions about the merger, need assistance in submitting your proxy or voting your shares of HomeFed common stock or need additional copies of this proxy statement/prospectus or the enclosed proxy card, please contact HomeFed’s proxy solicitor, Innisfree M&A Incorporated, banks and brokers call collect: (212) 750-5833 and stockholders call toll free: (877) 687-1875.

THE PARTIES TO THE MERGER

HomeFed Corporation

1903 Wright Place, Suite 220

Carlsbad, CA 92008

(760) 918-8200

HomeFed is a developer and owner of residential and mixed-use real estate projects in California, Virginia, South Carolina, Florida, Maine and New York. After many years in the entitlement process, the majority of its assets are now either operating real estate or entitled land ready for sale. HomeFed also from time to time investigates and pursues the acquisition of new real estate projects, both residential and commercial. HomeFed’s home page on the Internet is www.homefedcorporation.com. The information provided on HomeFed’s website is not part of this proxy statement/prospectus and is not incorporated herein by reference.

Shares of HomeFed common stock are quoted on the OTCQB Marketplace under the symbol “HOFD.”

Additional information about HomeFed is included in the documents incorporated by reference into this proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page 110 of this proxy statement/prospectus.

Jefferies Financial Group Inc.

520 Madison Avenue

New York, NY 10022

(212) 460-1900

Jefferies, formerly known as Leucadia National Corporation, is a diversified financial services company engaged in investment banking and capital markets, asset management and direct investing. Jefferies Group LLC, Jefferies’ largest subsidiary, is the largest independent full-service global investment banking firm headquartered in the U.S. Jefferies Group LLC retains a credit rating separate from Jefferies and remains a U.S. SEC reporting company. Jefferies has a workforce of approximately 4,700 employees in the Americas, Europe and Asia. Jefferies’ home page on the Internet is www.jefferies.com. The information provided on Jefferies’ website is not part of this proxy statement/prospectus and is not incorporated herein by reference.

Shares of Jefferies common stock are listed on the NYSE under the symbol “JEF.”

Additional information about Jefferies is included in the documents incorporated by reference into this proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page 110 of this proxy statement/prospectus.

Heat Merger Sub, LLC

c/o Jefferies Financial Group Inc.

520 Madison Avenue

New York, NY 10022

(212) 460-1900

Merger Sub was formed on April 9, 2019, for the purpose of effecting the merger. To date, Merger Sub has not conducted any activities other than those incidental to its formation and the matters contemplated by the Merger Agreement in connection with the merger. By operation of the completion of the merger, HomeFed will be merged with and into Merger Sub, and Merger Sub will be the surviving company and a wholly-owned subsidiary of Jefferies. On or after the effective date, Merger Sub will change its name to HomeFed LLC.

THE MERGER AGREEMENT

This section describes the material terms of the merger agreement as amended by Amendment No. 1 to Agreement and Plan of Merger. The description in this section and elsewhere in this proxy statement/prospectus is qualified in its entirety by reference to the complete text of the merger agreement as amended by Amendment No. 1 to Agreement and Plan of Merger, a copy of which is attached as Annex A and is incorporated by reference into this proxy statement/prospectus. This summary does not purport to be complete and may not contain all of the information about the merger agreement that is important to you. You are encouraged to read the merger agreement carefully and in its entirety. This section is not intended to provide you with any factual information about HomeFed or Jefferies. Such information can be found elsewhere in this proxy statement/prospectus and in the public filings HomeFed and Jefferies make with the SEC, as described in the section entitled “Where You Can Find More Information” beginning on page 110 of this proxy statement/prospectus.

Explanatory Note Regarding Representations, Warranties and Covenants in the Merger Agreement

The merger agreement is included to provide you with information regarding its terms. Factual disclosures about HomeFed and Jefferies contained in this proxy statement/prospectus or in the public reports of HomeFed and Jefferies filed with the SEC may supplement, update or modify the factual disclosures about HomeFed and Jefferies contained in the merger agreement. The representations, warranties and covenants made in the merger agreement by HomeFed, Jefferies and Merger Sub were qualified and subject to important limitations agreed to by HomeFed, Jefferies and Merger Sub in connection with negotiating the terms of the merger agreement. In particular, in your review of the representations and warranties contained in the merger agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purpose of establishing circumstances in which a party to the merger agreement may have the right not to consummate the merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the merger agreement, rather than establishing matters as facts. The representations and warranties also may be subject to a contractual standard of materiality different from that generally applicable to stockholders and reports and documents filed with the SEC and in some cases were qualified by the matters contained in the disclosure schedules that HomeFed and Jefferies each delivered in connection with the merger agreement, which disclosures were not reflected in the merger agreement. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this proxy statement/prospectus, may have changed since the date of the merger agreement.

Effects of the Merger; Organizational Documents; Officers and Directors

The merger agreement provides for the merger of HomeFed with and into Merger Sub. After the merger, Merger Sub will be the surviving company and a wholly-owned subsidiary of Jefferies, which we refer to as the surviving company. On or after the effective date, Merger Sub will change its name to HomeFed LLC.

At the effective time, each limited liability interest of Merger Sub, which we refer to as Merger Sub interests, issued and outstanding immediately prior to the effective time will be converted into a limited liability company interest of the surviving company and each share of HomeFed common stock issued and outstanding immediately prior to the effective time (other than excluded shares) will be converted into the right to receive a number of validly issued, fully paid and nonassessable shares of Jefferies common stock equal to the exchange ratio of 2.0, which we refer to as the merger consideration.

The Certificate of Formation; Limited Liability Company Agreement

At the effective time, the certificate of formation of Merger Sub as in effect immediately prior to the merger will be the certificate of formation of the surviving company until thereafter changed or amended as provided therein or by applicable law.

The limited liability company agreement of Merger Sub, in the form attached to the merger agreement, will be the limited liability company agreement of the surviving company until thereafter changed or amended as provided therein or by applicable law, but subject to the indemnification provisions of the merger agreement.

Officers of the Surviving Company

The officers of HomeFed immediately prior to the effective time will be the officers of the surviving company until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be, in accordance with the limited liability company agreement of the surviving company.

Treatment of HomeFed Equity Awards in the Merger

Treatment of HomeFed Stock Options

Each HomeFed stock option, whether vested or unvested, that is outstanding and unexercised immediately prior to the effective time will be, automatically and without any action on the part of the holder, assumed by Jefferies and converted into a Jefferies stock option to purchase that number of shares of Jefferies common stock (rounded down to the nearest whole share) equal to the product obtained by multiplying (A) the total number of shares of HomeFed common stock subject to such HomeFed stock option immediately prior to the effective time by (B) the exchange ratio, at a per-share exercise price (rounded up to the nearest whole cent) equal to the quotient obtained by dividing (x) the exercise price per share of HomeFed common stock at which such HomeFed stock option was exercisable immediately prior to the effective time by (y) the exchange ratio. Except as otherwise provided in the merger agreement, each such Jefferies stock option will continue to have, and will be subject to, the same terms and conditions (including the applicable vesting conditions) as applied to the corresponding HomeFed stock option immediately prior to the effective time.

Treatment of HomeFed RSU Opportunity Awards

Each HomeFed RSU opportunity award that is outstanding immediately prior to the effective time will, as of the effective time, automatically and without any action on the part of the holder thereof, be assumed by Jefferies and converted into a Jefferies RSU opportunity award with respect to a number of shares (or, if applicable, a range of a number of shares) of Jefferies common stock (rounded to the nearest whole share) equal to the product obtained by multiplying (i) the number of shares of HomeFed common stock subject to such HomeFed RSU opportunity award immediately prior to the effective time by (B) the exchange ratio. Except as otherwise provided in the merger agreement, each such Jefferies RSU opportunity award will continue to have, and will be subject to, the same terms and conditions (including the applicable vesting conditions) as applied to the corresponding HomeFed RSU opportunity award immediately prior to the effective time.

Exchange and Payment Procedures

Prior to the effective time, Jefferies will appoint an exchange agent to handle the exchange of shares of Jefferies common stock for the merger consideration, whom we refer to as the exchange agent. At or prior to the effective time, Jefferies will deposit with the exchange agent, for the benefit of the holders of certificates and those holding in book-entry form, for exchange in accordance with the terms of the merger agreement through the exchange agent, the number of shares of Jefferies common stock (in book-entry form) to be issued as merger consideration and cash sufficient to make payments in lieu of fractional shares as discussed below. All such shares of Jefferies common stock and cash deposited with the exchange agent is referred to as the exchange fund.

As promptly as reasonably practicable after the effective time, Jefferies will cause the exchange agent to mail to each holder of record of shares of HomeFed common stock a letter of transmittal, together with instructions thereto.

Upon the delivery of a certificate (or affidavit of loss) to the exchange agent, the holder of such certificate will receive the number of whole shares of Jefferies common stock that such holder is entitled to receive in respect of each such certificate and any cash in lieu of fractional shares as described below, less any required tax withholding. Surrendered certificates will be cancelled and no interest will be paid or accrue on any cash payable upon surrender of the certificate.

HomeFed stockholders who are not registered in HomeFed’s transfer record will not be entitled to receive the merger consideration unless and until the certificate formerly representing such shares is presented to the exchange agent, along with documents evidencing such transfer and the payment of applicable stock transfer taxes.

No Transfers Following the Effective Time

From and after the effective time, there will be no further registration of transfers on the stock transfer books of the surviving company of shares of HomeFed common stock that were outstanding immediately prior to the effective time. If, after the effective time, any certificates formerly representing shares of HomeFed common stock (or shares of HomeFed common stock held in book-entry form) are presented to Jefferies or the exchange agent for any reason, they will be canceled and exchanged as described above.

Termination of Exchange Fund

Any portion of the exchange fund (including any interest received with respect thereto) that remains undistributed to HomeFed stockholders for one year after the effective time will be delivered to Jefferies and any HomeFed stockholder who has not complied with the terms of the merger agreement is entitled to thereafter look only to Jefferies for payment of its claim for merger consideration, any cash in lieu of fractional shares and any dividends and distributions to which such holder is entitled pursuant to the merger agreement, in each case without any interest.

None of HomeFed, Jefferies, Merger Sub or the exchange agent will be liable to any person in respect of any portion of the exchange fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. Any portion of the exchange fund which remains undistributed to the holders of certificates for one year after the effective time (or immediately prior to such earlier date on which the exchange fund would otherwise escheat to, or become the property of, any governmental entity) will, to the extent permitted by applicable law, become the property of Jefferies.

Fractional Shares

No fractional shares of Jefferies common stock will be issued or made upon the conversion of the shares of HomeFed common stock. Notwithstanding any other provision of the merger agreement, each HomeFed stockholder who holds shares of HomeFed common stock that were converted pursuant to the merger would otherwise have been entitled to receive a fraction of a share of Jefferies common stock (after taking into account all shares of HomeFed common stock exchanged by such holder) will receive, in lieu thereof, cash (without interest) in an amount equal to such fractional amount multiplied by the last reported sale price of shares of Jefferies common stock on the NYSE, (as reported in The Wall Street Journal or, if not reported therein, in another authoritative source mutually selected by Jefferies and HomeFed) on the last complete trading day prior to the date of the effective time.

Lost, Stolen or Destroyed Certificates

If any certificate has been lost, stolen or destroyed, then, before a HomeFed stockholder is entitled to receive the merger consideration, such holder is required to deliver an affidavit of that fact and, if required by Jefferies, a bond (in such reasonable and customary amount as required by Jefferies), as indemnity against any claim that may be made against Jefferies with respect to the alleged loss, theft or destruction of such certificate.

Withholding Rights

Each of Jefferies, Merger Sub, HomeFed and the exchange agent will be entitled to deduct and withhold from amounts otherwise payable to HomeFed stockholders pursuant to the merger agreement any amounts required to be deducted and withheld with respect to the making of such payment under applicable tax law. Amounts so withheld and paid over to the appropriate taxing authority will be treated for all purposes of the merger agreement as having been paid to the holder of HomeFed shares in respect of which such deduction or withholding was made.

Representations and Warranties

The merger agreement contains customary representations and warranties by HomeFed, Jefferies and Merger Sub that are subject, in some cases, to specified exceptions and qualifications contained in the merger agreement, in any form, statement, certification, report or other document filed with or furnished to the SEC from January 1, 2017 and prior to April 12, 2019 or in the disclosure letters delivered by HomeFed to Jefferies and Jefferies to HomeFed, in each case, in connection with the merger agreement, excluding, in each case, any disclosures set forth in any risk factor section or any disclosure of risks included in any “forward-looking statement” disclaimer or any other statements that are cautionary, predictive or forward looking in nature in any such forms, statements, certifications, reports and documents.

These representations and warranties relate to, among other things:

•	organization, good standing and qualification to do business;

•	capital structure;

•	corporate authority and approval relating to the execution, delivery and performance of the merger agreement and the other transaction agreements;

•	the absence of any preemptive right or similar rights;

•	governmental filings, notices, reports, consents, registrations, approvals, permits, expirations of waiting periods, or authorizations necessary to complete the merger;

•

that the execution, delivery and performance of the merger agreement, and the consummation of the merger and the other transaction agreements will not constitute or result in a breach or violation of, or a default under, the organizational documents of Jefferies, HomeFed and their respective subsidiaries;

•

that the execution, delivery and performance of the merger agreement, and the consummation of the merger and the other transaction agreements will not constitute or result in a breach or violation of, a change of control of, default or termination or vesting or modification (or right of termination or modification) under, payment of additional fees under, the creation or acceleration of any obligations under, or the creation of a lien on any of the assets of Jefferies, HomeFed or any of their respective subsidiaries pursuant to, any agreement, lease, license, contract, consent, settlement, note, mortgage, indenture, arrangement, understanding or other obligation, which we refer to collectively as contracts, binding upon Jefferies, HomeFed or any of their respective subsidiaries, or under any law to which Jefferies, HomeFed or any of their respective subsidiaries is subject;

•	proper and accurate filings with the SEC since January 1, 2017;

•	compliance with listing and corporate governance rules and regulations;

•	compliance with disclosure controls and procedures required under the Exchange Act, the Securities Act and the Sarbanes-Oxley Act of 2002;

•

the accuracy of the information supplied for the registration statement on Form S-4 (of which this proxy statement/prospectus forms a part) and all other documents filed with the SEC as of the filing date of this proxy statement/prospectus;

•

the absence of civil, criminal or administrative actions, suits, claims, hearings, arbitrations, investigations or other proceedings, pending or, to the knowledge of the party, threatened against the party or any of its respective subsidiaries;

•	the absence of any judgment, order, writ, injunction, decree, award, stipulation or settlement to which Jefferies or HomeFed or any of its subsidiaries is a party;

•	compliance with applicable law or rules;

•	the accuracy of financial statements; and

•	broker’s and finder’s fees.

The merger agreement also contains additional representations and warranties by HomeFed relating to the following:

•

HomeFed’s ownership interest in each of its subsidiaries, the ownership interests of any other person in each of HomeFed’s subsidiaries and HomeFed’s and its subsidiaries’ ownership interests in any other person;

•

the receipt by the special committee of an opinion from Houlihan Lokey to the effect that, as of the date of such opinion and subject to the assumptions, limitations, qualifications, procedures and conditions set forth therein, the exchange ratio provided for in the transaction pursuant to the merger agreement, as amended, is fair to the holders of HomeFed common stock (other than the excluded persons), from a financial point of view;

•

the absence of outstanding bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with HomeFed stockholders (other than the shares of HomeFed common stock);

•

the absence of conflicts between the execution, delivery and performance of the merger agreement and contracts to which HomeFed or any of its subsidiaries is a party that would constitute or result in any change in the rights or obligations under contracts;

•

the absence of a “material adverse effect,” the conduct by HomeFed of its business and of its subsidiaries in the ordinary course consistent with past practice, and the absence of certain other changes or events since January 1, 2017 that would be in breach of the merger agreement;

•	takeover statutes;

•	material contracts;

•	tax matters; and

•	intellectual property.

The merger agreement also contains additional representations and warranties by Jefferies relating to the following:

•	the absence of any required approval for the merger agreement and related transactions by Jefferies shareholders;

•	the absence of any agreement, arrangement or understanding with any HomeFed stockholder in connection with the merger agreement and related transactions;

•

that Jefferies has sufficient funds to consummate the transactions and to pay all cash amounts required to be paid by Jefferies, Merger Sub and the surviving company under the other transaction agreements in connection with the transactions, together with any fees and expenses of or payable by Jefferies, Merger Sub and the surviving company with respect to the transactions; and

•	capitalization and operations of Merger Sub.

Some of the representations and warranties contained in the merger agreement are qualified by a “material adverse effect” standard (that is, they will not be deemed untrue or incorrect unless their failure to be true or correct, individually or in the aggregate has had or would reasonably be expected to have a material adverse effect on either HomeFed or Jefferies).

A material adverse effect with respect to HomeFed, means a material adverse effect on the financial condition, properties, assets, business or results of operations of HomeFed and its subsidiaries, taken as a whole, excluding any such effect resulting from or arising in connection with:

•

changes in, or events generally affecting, the financial, securities or capital markets, general economic or political conditions in the United States or any foreign jurisdiction in which HomeFed or any of its subsidiaries operate, including any changes in currency exchange rates, interest rates, tariff policy, monetary policy or inflation, changes in, or events generally affecting, the industries in which HomeFed or any of its subsidiaries operates, provided, however that these changes, effects, circumstances or developments will be taken into account in determining whether a HomeFed material adverse effect has occurred to the extent such changes, effects, circumstances or developments have a disproportionate adverse effect on HomeFed and its subsidiaries, relative to other participants in the industries in which HomeFed and its subsidiaries operate, but, in such event, only the incremental disproportionate impact of such changes, effects, circumstances or developments will be taken into account in determining whether a HomeFed material adverse effect has occurred;

•	any acts of war, sabotage, civil disobedience or terrorism or natural disasters (including hurricanes, tornadoes, floods or earthquakes) or any escalations thereof;

•

any failure by HomeFed or any of its subsidiaries to meet any internal or published budgets, projections, forecasts or predictions in respect of financial performance for any period, a decline in the price of the shares of HomeFed common stock, or a change in the trading volume of the shares of HomeFed common stock, on the OTC Markets, provided, that these exceptions will not prevent or otherwise affect a determination that any change, effect, circumstance or development underlying such failure or decline or change (if not otherwise falling within any of the exclusions pursuant to the other clauses of this definition) has resulted in, or contributed to, a HomeFed material adverse effect;

•	changes in law;

•	changes in GAAP (or authoritative interpretation thereof);

•	the taking of any specific action expressly required by the merger agreement or the failure to take any specific action expressly prohibited by the merger agreement;

•

the announcement or pendency of the merger agreement, the issuance by Jefferies of shares of Jefferies common stock in connection with the merger, which we refer to as the share issuance, and the merger, including the impact thereof on the relationships with customers, suppliers, tenants, partners or employees of HomeFed or any of the HomeFed subsidiaries;

•

any litigation brought by stockholders of HomeFed or Jefferies alleging breach of fiduciary duty or inadequate disclosure in connection with the merger agreement, the share issuance or any of the transactions contemplated thereby;

•	the departure or threatened departure of, or adverse change or threatened adverse change in, the relationship of HomeFed or any of its subsidiaries with any employees; or

•	any action taken by, at the request of or with the written consent of Jefferies or any of its affiliates.

A material adverse effect with respect to Jefferies means:

•	a material adverse effect on the financial condition, properties, assets, business or results of operations of Jefferies, excluding any such effect resulting from or arising in connection with:

•	changes in, or events generally affecting, the financial, securities or capital markets, general economic or political conditions in the United States or any foreign jurisdiction in which Jefferies or any of its subsidiaries operate, including any changes in currency exchange rates, interest rates, tariff policy, monetary policy or inflation, changes in, or events generally affecting, the industries in which Jefferies or any of its subsidiaries operates, any acts of war, sabotage, civil disobedience or terrorism or natural disasters (including hurricanes, tornadoes, floods or earthquakes), changes in law, changes in GAAP (or authoritative interpretation thereof), provided, however, that these changes, effects, circumstances or developments will be taken into account in determining whether a Jefferies material adverse effect has occurred to the extent such changes, effects, circumstances or developments have a disproportionate adverse effect on Jefferies and its subsidiaries, relative to other participants in the industries in which Jefferies and its subsidiaries operate, but, in such event, only the incremental disproportionate impact of such changes, effects, circumstances or developments will be taken into account in determining whether a Jefferies material adverse effect has occurred;

•	any failure by Jefferies or any of its subsidiaries to meet any internal or published budgets, projections, forecasts or predictions in respect of financial performance for any period;

•

a decline in the price of the shares of Jefferies common stock, or a change in the trading volume of the shares of Jefferies common stock, on the NYSE, provided, that these changes will not prevent or otherwise affect a determination that any change, effect, circumstance or development underlying such failure or decline or change (if not otherwise falling within any of the exclusions pursuant to the other clauses of this definition) has resulted in, or contributed to, a Jefferies material adverse effect;

•	the taking of any specific action expressly required by the merger agreement or the failure to take any specific action expressly prohibited by the merger agreement;

•

the announcement or pendency (but, for the avoidance of doubt, not the consummation) of the merger agreement, the share issuance and the merger, including the impact thereof on the relationships with customers, suppliers, partners or employees of Jefferies or any of its subsidiaries;

•

any litigation brought by stockholders of HomeFed or Jefferies alleging breach of fiduciary duty or inadequate disclosure in connection with the merger agreement, the share issuance or any of the transactions contemplated hereby or thereby;

•	the departure or threatened departure of, or adverse change or threatened adverse change in, the relationship of Jefferies or any of its Subsidiaries with any employees; or

•

any change, effect, event or occurrence that prevents the consummation of the merger and the other transactions or the ability of Jefferies or Merger Sub to consummate the merger and the other transactions contemplated therein on or before the end date.

Conduct of Businesses of HomeFed and its Subsidiaries Prior to Completion of the Merger

Pursuant to the terms of the merger agreement, HomeFed covenants and agrees that, subject to certain exceptions or unless Jefferies approves in writing (such approval not unreasonably withheld, conditioned or delayed) between the date of the merger agreement and the effective time, it will, and will cause each of its subsidiaries to conduct its business in the ordinary course in a manner consistent with past practice and to use their commercially reasonable efforts to (a) preserve intact HomeFed’s business organization and the assets of HomeFed and the HomeFed subsidiaries, (b) keep available the services of their current officers, key employees and key consultants, (c) maintain existing relationships and goodwill with governmental entities, material suppliers, material tenants, material creditors and material lessors and other persons with which HomeFed or any of its subsidiaries has significant business relations and (d) maintain all permits necessary to conduct HomeFed’s business as currently conducted.

HomeFed has agreed that, subject to certain exceptions or unless Jefferies approves in writing (such approval not to be unreasonably withheld, conditioned or delayed), between April 12, 2019 and the completion of the merger, it will not, nor permit any of its subsidiaries, unless as otherwise agreed between the parties, to:

•

issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee or encumbrance of, any shares of the HomeFed securities (other than (1) the issuance, sale, pledge, disposition, grant, transfer, lease, license, guaranty or encumbrance of shares by a wholly-owned HomeFed subsidiary to HomeFed or another wholly-owned HomeFed subsidiary or (2) the issuance or transfer of shares of HomeFed common stock pursuant to awards or rights outstanding as of the date of the merger agreement under, and as required by the terms of the HomeFed stock plan as in effect as of the date of the merger agreement) or (B) amend the terms of any HomeFed security;

•

declare, set aside, authorize, make or pay any dividend or distribution payable in cash, stock, property or otherwise, with respect of any HomeFed security, other than dividends or other distributions paid by any direct or indirect wholly-owned subsidiary to HomeFed or to any other wholly-owned HomeFed subsidiary;

•	adjust, reclassify, split, combine or subdivide, redeem, purchase or otherwise acquire, directly or indirectly, any HomeFed security;

•

make any material change to its methods of accounting for financial accounting purposes, except (A) as required by GAAP (or any interpretation thereof), Regulation S-X of the Exchange Act or a governmental entity or (B) as required by a change in applicable law;

•	take any action that would, or would be reasonably likely to, individually or in the aggregate, prevent, materially delay or materially impede the consummation of the transactions;

•

make, change or revoke any material tax election, change an annual tax accounting period, adopt or change any material tax accounting method, enter into any material agreement in respect of taxes, settle or compromise any material claim, notice, audit report or assessment in respect of taxes, consent to any extension or waiver of the limitation period applicable to any tax return, file any material amendment to a material tax returns, make or request any tax ruling, or surrender any right to claim a refund of a material amount of taxes; or

•

announce an intention to enter into, authorize or enter into, or permit any HomeFed subsidiary to authorize or enter into, any written agreement or otherwise make any commitment to do any of the foregoing actions.

No Solicitation or Negotiation of Acquisition Proposals

The merger agreement provides that, except as expressly permitted by the merger agreement, HomeFed will not, and will use reasonable best efforts to cause its and the HomeFed subsidiaries’ directors, officers and employees not to, and will instruct its representatives not to, directly or indirectly:

•

solicit, initiate, knowingly encourage or knowingly facilitate any inquiries or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, an acquisition proposal;

•	participate in any discussions or negotiations with any person relating to any acquisition proposal; or

•	provide any non-public information or data concerning HomeFed or any of its subsidiaries to any person in connection with any acquisition proposal.

The merger agreement provides that an acquisition proposal means (i) any proposal, offer, inquiry or indication of interest from any person or group (as defined in or under Section 13 of the Exchange Act) relating to a merger, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, share exchange, business combination, joint venture, partnership, dissolution, liquidation, spin-off, extraordinary dividend or similar transaction involving HomeFed or any of its subsidiaries which is structured to permit such person or group to, directly or indirectly, acquire beneficial ownership of twenty percent (20%) or more of the outstanding shares of HomeFed common stock, or twenty percent (20%) or more of the consolidated net revenues, net income or total assets of HomeFed and (ii) any acquisition by any person or group resulting in, or proposal, offer, inquiry or indication of interest, which if consummated would result in, any Person becoming the beneficial owner of, directly or indirectly, in one or a series of related transactions, twenty percent (20%) or more of the outstanding shares of HomeFed common stock, or twenty percent (20%) or more of the consolidated net revenues, net income or total assets of HomeFed, in each case, other than the transactions contemplated by the merger agreement.

Existing Discussions or Negotiations

The merger agreement provides that, HomeFed will, and will cause its subsidiaries and use reasonable best efforts to cause its representatives to, immediately cease and cause to be terminated any discussions and negotiations with any person conducted with respect to any acquisition proposal, or proposal that could reasonably be expected to lead to an acquisition proposal; provided that the foregoing will not restrict HomeFed from permitting a person to request the waiver of a “standstill” or similar obligation or from granting such a waiver, in each case, to the extent necessary to comply with fiduciary duties under applicable law.

Fiduciary Exception

Prior to the time, but not after, the HomeFed requisite stockholder approvals have been obtained, HomeFed may, in response to an unsolicited acquisition proposal:

•

provide access to non-public information regarding HomeFed or any of its subsidiaries to the person who made such acquisition proposal; provided that such information has previously been made available to Jefferies or is provided to Jefferies promptly following the time such information is made available to such person and that, prior to furnishing any such material non-public information, HomeFed receives from the person making such acquisition proposal an executed confidentiality agreement (it being understood that such confidentiality agreement need not include any standstill and need not prohibit the making or amending of an acquisition proposal), and

•

engage or participate in any discussions or negotiations with any such person regarding such acquisition proposal if, and only if, prior to taking any action described above, the special committee determines in good faith after consultation with outside counsel and an independent financial advisor of nationally recognized reputation that (A) that such acquisition proposal either constitutes a superior proposal or could reasonably be expected to result in a superior proposal and (B) the failure to take such action would reasonably be expected to be inconsistent with the directors’ fiduciary duties to the public stockholders under applicable law. Notwithstanding anything to the contrary in the merger agreement, the special committee will be permitted to engage in discussions regarding an acquisition proposal solely to clarify the terms thereof.

The merger agreement provides that a superior proposal means any bona fide binding written offer (not solicited by or on behalf of HomeFed or any of its subsidiaries or any of their respective representatives in material violation of the merger agreement made by a third-party after the date of the merger agreement that, if consummated, would result in such third-party (or its shareholders) owning, directly or indirectly, a majority of the outstanding shares of HomeFed common stock (or of the stock of the surviving entity in a merger or the direct or indirect parent of the surviving entity in a merger) or a majority of the assets of HomeFed and its subsidiaries, taken as a whole, which the special committee determines in good faith after consultation with outside counsel and an independent financial advisor of nationally recognized reputation to be (i) more favorable to the public stockholders from a financial point of view than the merger (taking into account all of the terms and conditions of such proposal and the merger agreement (including any changes to the financial terms of the merger agreement proposed by Jefferies in response to such offer or otherwise)) and (ii) but for the voting control of Jefferies and its affiliates with respect to HomeFed, reasonably capable of being completed, taking into account all financial, legal, regulatory and other aspects of such proposal and such other factors that the special committee deems appropriate.

Notice

At any time prior to obtaining the HomeFed requisite stockholder approvals, HomeFed will promptly notify Jefferies if (A) any written or other bona fide inquiries, proposals or offers with respect to an acquisition proposal have been received by the special committee or its representatives, (B) any non-public information has been requested in connection with any acquisition proposal from the special committee or its representatives or (C) any discussions or negotiation with respect to an acquisition proposal have been sought to be initiated or continued with the special committee or its representatives, indicating, in connection with such notice, the name of such person and the material terms and conditions of any proposals or offers (including, if applicable, copies of any written requests, proposals or offers, including proposed agreements) and thereafter will keep Jefferies informed, on a reasonably current basis, of the status and terms of any such proposals or offers (including any amendments thereto) and the status of any such discussions or negotiations.

No Change in Recommendation or Alternative Acquisition Agreement

Subject to certain exceptions described below, the HomeFed board and each committee of the HomeFed board, including the special committee, may not:

•

withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify), in a manner adverse to Jefferies, the HomeFed recommendation or approve, recommend or otherwise declare advisable any alternative acquisition proposal or make or authorize the making of any public statement (oral or written) that has the substantive effect of such a withdrawal, qualification or modification, which we refer to as a change in recommendation;

•

cause or permit HomeFed or any of its subsidiaries to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement, lease agreement or other agreement (other than a confidentiality agreement entered into in compliance with the merger agreement) relating to any acquisition proposal; or

•	approve or recommend, or publicly propose to enter into an alternative acquisition agreement.

Fiduciary Exception

Notwithstanding these restrictions, at any time before the HomeFed requisite stockholder approvals have been obtained, the special committee or the HomeFed board (upon recommendation of the special committee) may, make a change in recommendation, if and only if:

•	HomeFed has:

•

provided to Jefferies three business days’ prior written notice, which states (i) that it has received a written acquisition proposal that constitutes a superior proposal, and (ii) the material terms and conditions of the acquisition proposal (including the consideration offered therein and the identity of the person or group making the acquisition proposal), and has contemporaneously provided an unredacted copy of an alternative acquisition agreement and all other documents (other than immaterial documents) related to the superior proposal (it being understood and agreed that any amendment to the financial terms or any other material term or condition of such superior proposal will require a new notice and an additional two business day period) and

•	prior to making such a change in recommendation, (x) used commercially reasonable efforts to engage in good faith with Jefferies (to the extent Jefferies wished to engage) during such notice period, which may be on a non-exclusive basis, to consider adjustments to the terms and conditions of the merger agreement such that the alternative acquisition agreement ceases to constitute a superior proposal, or (y) in determining whether to make a change in recommendation, the HomeFed board and the special committee will take into account any changes to the terms of the merger agreement proposed by Jefferies and any other information provided by Jefferies in response to such notice; and

•

the special committee determined in good faith after consultation with outside counsel and an independent financial advisor of nationally recognized reputation that, in light of such superior proposal and taking into account any revised terms proposed by Jefferies, such superior proposal continued to constitute a superior proposal and that the failure to make such change in recommendation would reasonably be expected to be inconsistent with the directors’ fiduciary duties to the public stockholders under applicable law.

Notwithstanding these restrictions, at any time prior to the time HomeFed requisite stockholder approvals have been obtained, the HomeFed board or the special committee, may make a change in recommendation upon the occurrence of any intervening event (as defined below) if and only if:

•

HomeFed has (A) provided to Jefferies three business days’ prior written notice, which (1) sets forth in reasonable detail information describing the intervening event and (2) states expressly that, subject to clause below, the HomeFed board or the special committee has determined to effect a change in recommendation and (B) prior to making such a change in recommendation, used commercially reasonable efforts to engage in good faith with Jefferies (to the extent Jefferies wished to engage) during such three-business day period to consider adjustments to the terms and conditions of the merger agreement in such a manner that the failure of the HomeFed board or the special committee to make a change in recommendation in response to the intervening event in accordance with the clause below would no longer reasonably be expected to be inconsistent with the directors’ fiduciary duties to the public stockholders under applicable law; and

•

the HomeFed board or the special committee has determined in good faith, after consultation with its outside legal counsel, that in light of such Intervening Event and taking into account any revised terms proposed by Jefferies, the failure to make a change in recommendation would reasonably be expected to be inconsistent with the directors’ fiduciary duties to the public stockholders under applicable law.

An “intervening event” means a material event, effect, fact, development or occurrence that (i) was not known to the special committee prior to the execution of the merger agreement (or if known the material consequences of which were not known or reasonably foreseeable), which becomes known to the special committee prior to the receipt of the HomeFed requisite stockholder approvals and (ii) does not relate to an acquisition proposal; provided, that any matter that may not be considered in determining whether a Jefferies material adverse effect has occurred may not be considered in determining whether an intervening event has occurred.

Certain Permitted Disclosure

Nothing in the merger agreement will prevent HomeFed from complying with its disclosure obligations under applicable U.S. federal or state law with regard to an acquisition proposal; provided, that this section will not be deemed to permit HomeFed, the HomeFed board or the special committee to effect a change in recommendation except in accordance with the terms of the merger agreement.

Stockholders Meeting

HomeFed is required to convene and hold a special meeting of HomeFed stockholders, for the sole purposes of seeking the HomeFed requisite stockholder approvals, as soon as reasonably practicable after the registration statement on Form S-4 filed by Jefferies, of which this proxy statement/prospectus forms a part, is declared effective by the SEC and, subject to a change in recommendation, soliciting the HomeFed requisite stockholder approvals. HomeFed may postpone or adjourn such meeting if, as of the time for which the special meeting is originally scheduled, HomeFed has not received proxies representing a sufficient number of shares of HomeFed common stock to obtain the requisite stockholder approvals, whether or not a quorum has been obtained.

Regulatory Approvals

Jefferies and HomeFed have determined that the filing of notification and report forms under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, 15 U.S.C. § 18a, which we refer to as HSR Act, will not be necessary to complete the merger because Jefferies already holds more than 50% of HomeFed’s voting securities. Therefore, the acquisition of HomeFed’s outstanding voting securities is exempt both under Section (c)(3) of the HSR Act, 15 U.S.C. § 18a(c)(3), and Section 802.30 of the HSR Rules, 16 C.F.R. § 802.30.

Access to Information

Subject to applicable law, and upon reasonable prior notice, during the period from the date of the merger agreement until the earlier of the effective time or termination of the merger agreement in accordance with its terms, HomeFed will, and will cause each of the HomeFed subsidiaries to, afford Jefferies reasonable access to all of its and its subsidiaries’ employees, properties, assets, books, commitments, records and contracts as may reasonably be requested. In addition, HomeFed will also promptly furnish to Jefferies such information concerning its business, properties and personnel as Jefferies may reasonably request in connection with the merger agreement and the transactions contemplated thereby, including for purposes of any business planning (including for post-closing periods) and integration. Notwithstanding the obligations described above, HomeFed (i) is not be required to afford such access if it would unreasonably disrupt the operations of HomeFed, (ii) may withhold any document or information the disclosure of which would cause a violation of any agreement to which HomeFed or such HomeFed subsidiary is a party (provided that HomeFed will use its reasonable best efforts to obtain the required consent of such third-party to such access or disclosure) and (iii) may withhold any document or information the disclosure of which would be reasonably likely to risk a loss of legal privilege (provided that HomeFed will use its reasonable best efforts to allow for such access or disclosure (or as much of it as possible) in a manner that would not be reasonably likely to risk a loss of legal privilege).

Expenses

All fees and expenses incurred by any party to the merger agreement in connection with the merger agreement and the transactions will be paid by the party incurring such fees or expenses, whether or not such transactions are consummated.

Indemnification and Insurance

From and after the effective time, Jefferies and Merger Sub agree that all rights to indemnification, advancement of expenses and exculpation of each former and present director or officer of HomeFed or any HomeFed subsidiary and each person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise if such service was at the request or for the benefit of HomeFed or any HomeFed subsidiary, each, together with such person’s heirs, executors or administrators, which we refer to as a company indemnified party, against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit or proceeding, whether civil, criminal, administrative or investigative, each of which we refer to as an action, with respect to matters existing or occurring at or prior to the effective time (including the merger agreement and the transactions and actions contemplated therein), arising out of or pertaining to the fact that the company indemnified party is or was an officer or director of HomeFed or any HomeFed subsidiary or is or was serving at the request of HomeFed or any HomeFed subsidiary as a director or officer of another person, whether asserted or claimed prior to, at or after the effective time as provided in their respective organizational documents as in effect on the date of the merger agreement or in any agreement, to which HomeFed or any of its subsidiaries is a party, will survive the merger and continue in full force and effect in accordance with their terms. For a period of six years from the effective time, Jefferies will, and will cause the surviving company to, maintain in effect (to the fullest extent permitted under applicable law) the exculpation, indemnification and advancement of expenses provisions of HomeFed’s and any HomeFed subsidiary’s organizational documents in effect immediately prior to the effective time or in any agreement, to which HomeFed or any of its subsidiaries is a party, in each case in effect immediately prior to the effective time and will not amend, repeal or otherwise modify any such provisions or the exculpation, indemnification or advancement of expenses provisions of the surviving company’s organizational documents in any manner that would adversely affect the rights thereunder of any individual who immediately before the effective time was a company indemnified party; provided, however, that all rights to indemnification in respect of any action pending or asserted or any claim made within such period will continue until the disposition of such action or resolution of such claim.

From and after the effective time, Jefferies will, and will cause the surviving company to, indemnify and hold harmless each HomeFed indemnified party with respect to all acts or omissions by them in their capacity as a HomeFed indemnified party or taken at the request of HomeFed or any of its subsidiaries at any time prior to the effective time to the fullest extent that HomeFed or the subsidiary for which they were acting in such capacity would have been permitted to indemnify and hold harmless such individuals by applicable law (including with respect to advancement of expenses).

For a period of six (6) years from the effective time, Jefferies will cause to be maintained in effect the coverage provided by the policies of directors’ and officers’ liability insurance and fiduciary liability insurance in effect as of the effective time by HomeFed and its subsidiaries from a carrier with comparable or better credit ratings to HomeFed’s existing directors’ and officers’ insurance and fiduciary liability insurance policy carrier and on terms and conditions not less favorable to the insured persons than the directors’ and officers’ liability insurance and fiduciary liability insurance coverage currently maintained by HomeFed with respect to claims arising from facts, events, acts or omissions that occurred on or before the effective time.

In lieu of the foregoing, HomeFed may in its discretion purchase, and Jefferies may in its discretion purchase if HomeFed declines to do so, a “tail” directors’ and officers’ liability insurance and fiduciary liability insurance policy covering the six-year period from and after the effective time from a carrier with comparable or better credit ratings to HomeFed’s existing directors’ and officers’ insurance and fiduciary liability insurance policy carrier and on terms and conditions not less favorable to the insured persons than the directors’ and officers’ liability insurance and fiduciary liability insurance coverage currently maintained by HomeFed with respect to claims arising from facts, events, acts or omissions that occurred on or before the effective time.

Other Covenants and Agreements

The merger agreement contains additional agreements between Jefferies and HomeFed relating to the following matters, among other things:

•	the preparation of this Form S-4 and proxy statement/prospectus;

•

Jefferies’ reasonable best efforts to cause the shares of Jefferies common stock to be issued as merger consideration to be listed for trading on the NYSE, subject to official notice of issuance, prior to the closing of the merger.

•	providing prompt notice to the other party of notices or communications received from any third-party or governmental entity with respect to the merger or other transactions;

•	making certain public announcements concerning the merger;

•

HomeFed’s taking steps as may be required to minimize the effects of any anti-takeover statutes that may become applicable to the merger or any of the other transactions contemplated by the merger agreement;

•	Jefferies’ and HomeFed’s reasonable best efforts to cause the merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code; and

•

HomeFed’s taking steps as may be required to cause any transactions contemplated by the merger agreement and any other dispositions of shares of HomeFed common stock to be exempt under Rule 16b-3 under the Exchange Act.

Conditions to Completion of the Merger

The respective obligations of each of HomeFed, Jefferies and Merger Sub to effect the merger are subject to the satisfaction or waiver, at or prior to the closing of the merger of certain conditions:

•	the HomeFed requisite stockholder approvals must have been obtained (and such condition cannot be waived by any person including HomeFed, Jefferies or Merger Sub, in any circumstances);

•

shares of Jefferies common stock issuable as merger consideration pursuant to the merger agreement and the shares of Jefferies common stock to be issued under Jefferies equity awards to be issued in accordance with the merger agreement have been approved for listing on the NYSE and subject to official notice of issuance;

•

no domestic, foreign or transnational governmental entity of competent jurisdiction has enacted, issued, promulgated, enforced or entered any law or order (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits the consummation of the merger and the other transactions contemplated by the merger agreement;

•

the registration statement on Form S-4 filed by Jefferies in respect of the shares of Jefferies common stock to be issued in the merger, of which this proxy statement/prospectus forms a part, must have become effective under the Securities Act and must not be the subject of any stop order suspending its effectiveness or any proceedings initiated or threatened for that purpose by the SEC; and

•

Jefferies and HomeFed must have received a written tax opinion from Weil, Gotshal & Manges LLP, in form and substance reasonably acceptable to Jefferies and HomeFed, to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code.

The obligations of Jefferies and Merger Sub to effect the merger also are subject to the satisfaction or waiver by Jefferies and Merger Sub at or prior to the closing of the merger of certain conditions:

•

the representations and warranties of HomeFed with respect to HomeFed’s organization, standing and power; organizational documents; corporate authorization; brokers’ fees and expenses; and takeover laws must, both on the date of the merger agreement and the date of the closing of the merger, are true and correct in all material respects;

•

the representations and warranties of HomeFed with respect to HomeFed’s capitalization, both on the date of the merger agreement and the date of the closing of the merger (except for any representations and warranties that expressly relate to a specified date, which representation and warranty shall have been true and correct as of such specified date), are true and correct subject to de minimis inaccuracies in the aggregate;

•

other than as described above, the other representations and warranties of HomeFed in the merger agreement (without giving effect to any references to any HomeFed material adverse effect or other qualifications based upon the concept of materiality or similar phrases contained therein) must be true and correct, both on the date of the merger agreement and on the date of the closing of the merger (unless such representation or warranty speaks as of a particular date, in which case such representation or warranty must be true and correct as of such earlier date, and except for the representations and warranties of HomeFed with respect to the most recently rendered fairness opinion of Houlihan Lokey, which must be true and correct as of the date of the amendment to the merger agreement and the date of the closing of the merger), unless the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has not had and would not be reasonably be likely to have a HomeFed material adverse effect;

•	the performance, in all material respects, by HomeFed of its obligations under the merger agreement at or prior to the closing of the merger;

•

after the date of the merger agreement, there must not have occurred any change, event, circumstance or development that has or would reasonably be likely to result in a HomeFed material adverse effect; and

•

Jefferies must have received a certificate signed by an executive officer of HomeFed certifying that the above conditions with respect to the accuracy of representations and warranties, performance of the obligations of HomeFed, and no material adverse effect have been satisfied.

HomeFed’s obligation to effect the merger is also subject to the satisfaction or waiver by HomeFed at or prior to the closing of the merger of the following additional conditions:

•

certain representations and warranties of Jefferies and Merger Sub with respect to corporate existence and power, corporate authorization and no vote of Jefferies’ shareholders/required approval must, both on the date of the merger agreement and the date of the closing of the merger (unless such representation or warranty speaks as of a particular date, in which case such representation or warranty must be true and correct as of such earlier date), are true and correct;

•

after the date of the merger agreement, there must not have occurred any change, event, circumstance or development that has or would reasonably be likely to result in a Jefferies material adverse effect; and

•

HomeFed must have received a certificate signed by executive officers of each of Jefferies and Merger Sub certifying that the above conditions with respect to the accuracy of representations and warranties, performance of the obligations of Jefferies and Merger Sub, and no material adverse effect have been satisfied.

Termination of the Merger Agreement

Termination

The merger agreement may be terminated and the merger may be abandoned at any time prior to the effective time, whether before or after the HomeFed requisite stockholder approvals have been obtained:

•	by mutual written consent of Jefferies and HomeFed;

•	by either Jefferies or HomeFed if:

•

the merger has not been consummated by October 12, 2019, which we refer to as the end date, provided that (i) the terminating party has complied with its obligations under the merger agreement and (ii) the right to terminate the merger agreement is not available to any party if the failure of the merger to occur on or before the end date is a proximate result of a breach of the merger agreement by that party; or

•

the HomeFed requisite stockholder approvals are not obtained at a meeting duly convened (unless such HomeFed stockholder meeting has been adjourned or postponed, in which case at the final adjournment or postponement thereof) provided, however, that Jefferies will not have the right to terminate the merger agreement pursuant to this section if the failure to obtain the HomeFed requisite stockholder approvals is due to the failure of one or more parties to the voting agreement to vote shares of HomeFed common stock in accordance with the terms of such agreement;

•	by HomeFed (provided that HomeFed is not then in material breach of its obligations under the merger agreement) if:

•

at any time prior to the effective time, Jefferies or Merger Sub breaches or fails to perform any of its covenants or agreements contained in the merger agreement, or any of the representations or warranties of Jefferies or Merger Sub contained therein fails to be true and correct, which breach or failure (i) would give rise to the failure of a condition to the obligation of HomeFed to close the merger would not be satisfied and such breach is not reasonably capable of being cured by the end date or is not cured by Jefferies or Merger Sub, as the case may be, within 60 days after receiving written notice from HomeFed;

•	by Jefferies (provided that neither of Jefferies nor Merger Sub is then in material breach of its obligations under the merger agreement) if:

•

at any time prior to the effective time, HomeFed breaches or fails to perform any of its covenants or agreements contained in the merger agreement, or any of the representations or warranties of HomeFed contained in the merger agreement are not true and correct, which breach or failure (i) would give rise to the failure of a condition to the obligation of Jefferies to close the merger would not be satisfied and (ii) such breach is not reasonably capable of being cured by the end date or is not cured by HomeFed within 60 days after receiving written notice from Jefferies; and

•

by Jefferies, in the event that (i) a change in recommendation has occurred or (ii) HomeFed fails to include its recommendation of the merger agreement in this proxy statement/prospectus, which effects a change in recommendation; provided that termination pursuant to the terms of the merger agreement may be exercised only prior to the HomeFed requisite stockholder approvals being obtained.

Effect of Termination

In the event the merger agreement is terminated by either Jefferies or HomeFed, in accordance with “Termination of Merger Agreement” above, the merger agreement will become void and have no effect, and there will be no liability or obligation on HomeFed, Jefferies or Merger Sub.

Amendment and Modification

The merger agreement may be amended, modified or supplemented by written agreement of the parties by action taken or authorized by their respective boards of directors at any time prior to the closing of the merger subject to applicable law.

No Third-Party Beneficiaries

Except as described in the sections entitled “The Merger Agreement—Indemnification and Insurance” beginning on page 73 of this proxy statement/prospectus and “The Merger Agreement—Exchange and Payment Procedures” beginning on page 63 of this proxy statement/prospectus (following the effective time), nothing in the transaction agreements, is intended to confer upon any person (other than the parties thereto) any rights or remedies.

Specific Performance

The parties will be entitled to an injunction or injunctions to prevent breaches of the merger agreement and to enforce specifically the performance of terms and provisions of the merger agreement, without proof of actual damages (and each party hereby waives any requirement for the securing or posting of any bond in connection with such remedy). This right is in addition to any other remedy to which they are entitled at law or in equity. The parties further agreed not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy for any such breach.

Governing Law; Jurisdiction

The merger agreement is governed by and will be construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law principles thereof. Each of the parties to the merger agreement irrevocably agreed that any proceeding arising out of or relating to the merger agreement will be brought and determined exclusively in the courts of the State of Delaware and the federal courts located in the State of Delaware.

OTHER TRANSACTION AGREEMENTS

The Voting Agreement

This section describes the material terms of the voting agreement. The description in this section and elsewhere in this proxy statement/prospectus is qualified in its entirety by reference to the complete text of the voting agreement, a copy of which is attached as Annex B and is incorporated by reference into this proxy statement/prospectus. This summary does not purport to be complete and may not contain all of the information about the voting agreement that is important to you. You are encouraged to read the voting agreement carefully and in its entirety. This section is not intended to provide you with any factual information about HomeFed or Jefferies. Such information can be found elsewhere in this proxy statement/prospectus and in the public filings HomeFed and Jefferies make with the SEC, as described in the section entitled “Where You Can Find More Information” beginning on page 110 of this proxy statement/prospectus.

In connection with the execution of the merger agreement, on April 12, 2019, HomeFed entered into a voting agreement with Jefferies. As of the date of this proxy statement/prospectus, Jefferies is the beneficial owner of 10,852,123 shares of HomeFed common stock, which we refer to as the covered shares, representing, approximately 70% of the outstanding shares of HomeFed common stock.

Voting of Shares

Under the voting agreement, and as further described below, Jefferies irrevocably agreed to appear (in person or by proxy) at any meeting of HomeFed stockholders or otherwise cause the covered shares to be counted as present for the purpose of calculating a quorum and to vote the covered shares or cause the covered shares to be voted (in person or by proxy):

•	in favor of the merger and the approval and adoption of the merger agreement and the transactions contemplated by the merger agreement, including any amendment to the merger agreement;

•

in favor of the approval and adoption of any proposal to adjourn or postpone any meeting of HomeFed stockholders to a later date (as determined in good faith by the special committee), including if there are not sufficient votes for adoption of the merger agreement on the date on which such meeting is held;

•

against any proposal, action or agreement that would reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of HomeFed contained in the merger agreement or of Jefferies contained in the voting agreement;

•

against any action, proposal, transaction or agreement that would reasonably be expected to impede, delay or adversely affect the consummation of the merger or the fulfillment of any of HomeFed’s, Jefferies’ or Merger Sub’s conditions under the merger agreement, any of the other transactions contemplated by the merger agreement or change in any manner the voting rights of any class of shares of HomeFed (including any amendments to HomeFed’s certificate of incorporation or by-laws); and

•	against any acquisition proposal.

The voting agreement is entered into by Jefferies in its capacity as owner of the covered shares and nothing in the voting agreement will limit or restrict Jefferies, or any affiliate or designee of Jefferies, who serves as a member of the HomeFed board or the board of directors of Jefferies in acting in his or her capacity as a director of HomeFed or Jefferies, as applicable, and exercising his or her fiduciary duties and responsibilities.

Transfer and Other Restrictions

Jefferies has represented that, except for the voting agreement and the Stockholders Agreement, it has not:

•	entered into, and will not enter into at any time while the voting agreement remains in effect, any voting agreement or voting trust with respect to the covered shares;

•	granted and will not grant at any time while the voting agreement remains in effect, a proxy, a consent or power of attorney with respect to the covered shares; or

•

entered into, and will not enter into any agreement or knowingly taken any action that would make any representation or warranty of Jefferies contained therein untrue or incorrect in any material respect or have the effect of preventing Jefferies from performing any of its obligations under the voting agreement.

In addition, Jefferies has agreed that, while the voting agreement is in effect, it will not directly or indirectly:

•	grant any proxy or enter into any voting agreement, voting trust or similar agreement or understanding with regard to the covered shares other than with HomeFed; or

•

(i) sell, transfer, pledge, encumber, assign, distribute, gift or otherwise dispose of (including by merger or otherwise by operation of law) or (ii) enter into any contract, option or other arrangement or understanding with respect to any transfer (whether by actual disposition or effective economic disposition due to hedging, cash settlement or otherwise) of, any of the covered shares or any interest therein.

Dissenter and Appraisal Rights

Jefferies has irrevocably and unconditionally waived, and agreed not to exercise, assert or perfect, any rights to demand appraisal of the covered shares, rights of dissent and any similar rights relating to the merger or any related transaction that Jefferies may have by virtue of, or with respect to, the covered shares.

Termination

The voting agreement terminates automatically, without any action on the part of any party, upon the earliest to occur of:

•	the effective time;

•	the valid termination of the merger agreement;

•	a change in recommendation by the HomeFed board; and

•	the date on which the parties agree in writing to terminate the voting agreement.

Expenses

All costs and expenses incurred in connection with the voting agreement will be paid by the party incurring such cost or expense, provided, that in any action to enforce the voting agreement or the rights of HomeFed, the prevailing party in such action will be entitled to receive its reasonable attorney’s fees and all other reasonable costs and expenses incurred in such action.

No Third-Party Beneficiaries

Nothing in the voting agreement, express or implied, is intended to confer upon any person (other than the parties thereto) any legal or equitable right, benefit or remedy of any nature whatsoever.

Specific Performance

Prior to the termination of the voting agreement, the parties will be entitled to an injunction or injunctions to prevent breaches of the voting agreement and to enforce specifically the performance of terms and provisions of the voting agreement, without proof of actual damages (and each party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), are in addition to any other remedy to which they are entitled at law or in equity. The parties have further agreed not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy for any such breach.

Governing Law; Jurisdiction

The voting agreement is governed by and will be construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law principles thereof. Each of the parties to the voting agreement irrevocably agreed that any proceeding arising out of or relating to the voting agreement will be brought and determined exclusively in the courts of the State of Delaware and the federal courts located in the State of Delaware.

Waiver and Amendment No. 1 to Stockholders Agreement

This section describes the material terms of the waiver and amendment no. 1 to the stockholders agreement, which we refer to as the waiver and amendment agreement. The description in this section and elsewhere in this proxy statement/prospectus is qualified in its entirety by reference to the complete text of the waiver and amendment agreement, a copy of which is attached as Annex C and is incorporated by reference into this proxy statement/prospectus. This summary does not purport to be complete and may not contain all of the information about the waiver and amendment agreement that is important to you. You are encouraged to read the waiver and amendment agreement carefully and in its entirety. This section is not intended to provide you with any factual information about HomeFed or Jefferies. Such information can be found elsewhere in this proxy statement/prospectus and in the public filings HomeFed and Jefferies make with the SEC, as described in the section entitled “Where You Can Find More Information” beginning on page 110 of this proxy statement/prospectus.

In connection with the execution of the merger agreement, on April 12, 2019, HomeFed entered into a waiver and amendment no. 1 to the stockholders agreement to amend certain terms of the stockholders agreement between HomeFed and Jefferies, dated as of March 28, 2014, which we refer to as the original stockholders agreement.

Limited Waiver of Voting Limitation

The limitation on Jefferies’ voting rights set forth in section 2 of the original stockholders agreement are not applicable with respect to any of the following actions, which we collectively refer to as the merger proposals:

•

voting in favor of the merger and the approval and adoption of the merger agreement and the transactions contemplated thereby, including any amended and restated merger agreement or amendment to the merger agreement;

•

voting in favor of the approval of any proposal to adjourn or postpone any stockholders meeting to a later date (as determined in good faith by the special committee), including if there are not sufficient votes for adoption of the merger agreement on the date on which such meeting is held;

•

voting against any proposal, action or agreement that would reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of HomeFed contained in the merger agreement or of Jefferies contained in the voting agreement;

•

voting against any action, proposal, transaction or agreement that would reasonably be expected to impede, delay or adversely affect the consummation of the merger or the fulfillment of HomeFed’s, Jefferies’ or Merger Sub’s conditions under the merger agreement, any of the other transactions contemplated by the merger agreement or change in any manner the voting rights of any class of shares of HomeFed; and

•	voting against any acquisition proposal.

Stockholder Acquisition

In addition, HomeFed and Jefferies have agreed that:

•

the adoption of the merger agreement and the approval of the transactions, by the public stockholders, at the special meeting, satisfies clause (y) of section 3 of the original stockholders agreement, which requires that the merger received the affirmative vote of a majority of the outstanding shares of HomeFed common stock held by the public stockholders voting on such matter at the special meeting duly called and held for such purpose; and

•

the approval by the special committee, of the transactions contemplated by the merger agreement, as of the effective date of the waiver and amendment agreement, satisfies the clause (x) exception of section 3 of the original stockholders agreement, regardless of whether a change in recommendation (as defined in the merger agreement) occurs following the effective date of the waiver and amendment agreement, which requires that the merger is approved in advance by the HomeFed board upon the recommendation of the special committee.

DESCRIPTION OF JEFFERIES CAPITAL STOCK

The rights of Jefferies shareholders are governed by the Business Corporation Law of the State of New York, which we refer to as the NYBCL, and Jefferies’ restated certificate of incorporation, as amended from time to time, which we refer to as the Jefferies charter, and amended and restated bylaws, which we refer to as the Jefferies bylaws. The rights of HomeFed stockholders are governed by the General Corporation Law of the State of Delaware, or DGCL, and HomeFed’s restated certificate of incorporation, which we refer to as the HomeFed charter and amended and restated bylaws, which we refer to as the HomeFed bylaws. After the merger, the rights of HomeFed stockholders will be governed by the NYBCL, Jefferies charter and Jefferies bylaws. The following description of shares of Jefferies common stock is only a summary and does not purport to be complete. You are encouraged to read carefully Jefferies’ governing documents in their entirety. To find out where copies of these documents can be obtained, see the section entitled “Where You Can Find More Information” beginning on page 110 of this proxy statement/prospectus.

Authorized Capital Stock of Jefferies

Jefferies is authorized to issue 606,000,000 shares, which we refer to as Jefferies stock, which consists of 600,000,000 shares of common stock, par value $1.00 per share, which we refer to as Jefferies common stock; and 6,000,000 shares of preferred stock, par value $1.00 per share, which we refer to as Jefferies preferred stock. Jefferies shareholders have no pre-emptive, preferential or other right to subscribe for or purchase any shares of any class or series of capital stock of Jefferies or any bonds, notes, obligations, options, warrants, rights or other securities which Jefferies may at any time issue or sell, whether or not the same be convertible into or exercisable for the purchase of any class or series of capital stock of Jefferies.

As of the close of business on May 15, 2019, Jefferies has outstanding 290,686,834 shares of Jefferies common stock and 125,000 shares of 3.25% series A cumulative convertible preferred stock.

Common Stock

Voting Rights

Except as otherwise expressly provided with respect to the shares of Jefferies preferred stock and except as otherwise may be required by law, the shares of Jefferies common stock have the exclusive right to vote for the election of directors and for all other purposes and each Jefferies shareholder who holds shares of Jefferies common stock are entitled to one vote for each share held.

Dividend Rights

Subject to all of the rights of the shares of Jefferies preferred stock, dividends may be paid upon the shares of Jefferies common stock as and when declared by the Jefferies board out of funds and other assets legally available for the payment of dividends. The Jefferies board may declare a dividend or distribution upon the shares of Jefferies common stock in shares of any class or series of capital stock of Jefferies.

Liquidation Rights

In the event of any liquidation, dissolution or other winding-up of Jefferies, whether voluntary or involuntary, and after the Jefferies shareholders who hold shares of Jefferies preferred stock have been paid in full the amounts to which they respectively would be entitled, or an amount sufficient to pay the aggregate amount to which such holders would be entitled has been deposited in trust with a bank or trust company having its principal office in the Borough of Manhattan, City, County and State of New York, having a capital, undivided profits and surplus aggregating at least $50,000,000, for the benefit of Jefferies shareholders who hold shares of the Jefferies preferred stock, the remaining net assets of Jefferies will be distributed pro rata to the holders of the common stock.

Preemptive Rights, Conversion and Redemption

Jefferies shareholders who hold shares of Jefferies common stock have no preemptive rights to purchase or subscribe for any shares or other securities, and there are no conversion rights or redemption, purchase, retirement or sinking fund provisions with respect to shares of Jefferies common stock.

Transfer Agent and Registrar

American Stock Transfer & Trust Company, LLC is the transfer agent and registrar for the shares of Jefferies common stock.

Exchange Listing

The shares of Jefferies common stock are currently listed for trading on the NYSE under the symbol “JEF”.

Preferred Stock

Jefferies is authorized by the Jefferies charter to issue up to 6,000,000 shares of Jefferies preferred stock in one or more series, of which no shares are issued and outstanding. Of the 6,000,000 shares of Jefferies preferred stock, (i) 10 have been designated as series A non-voting convertible preferred stock, which we refer to as Jefferies convertible preferred stock and (ii) 125,000 have been designated as 3.25% series A cumulative convertible preferred stock, which we refer to as series A cumulative convertible preferred stock.

The Jefferies board has the authority, without any vote or action by Jefferies shareholders, to (i) authorize the issuance of preferred shares up to the limit set by Jefferies charter, (ii) create new series of shares of Jefferies preferred stock and (iii) fix the terms of each series, including any rights related to dividends, voting, conversion, redemption and liquidation preference.

Certain Transfer Restrictions

In order to protect Jefferies’ significant tax loss carryforwards and other tax attributes, Jefferies preferred and common stock are subject to certain transfer restrictions contained in Jefferies’ charter. The transfer restriction imposes restrictions on the transfer of Jefferies stock to designated persons.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

This section is the opinion of Weil, Gotshal & Manges LLP, legal counsel to Jefferies, as to the material United States federal income tax consequences of the merger to U.S. holders (as defined below) of shares of HomeFed common stock. The following discussion is based on the Internal Revenue Code, applicable Treasury regulations thereunder, administrative interpretations and published rulings and court decisions, each as in effect as of the date hereof, and all of which are subject to change, possibly with retroactive effect. Any such change could affect the continuing validity of this discussion.

For purposes of this discussion, a U.S. holder is:

•	an individual citizen or resident of the United States;

•

a corporation, or any other entity treated as a corporation for United States federal income tax purposes, created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•

a trust (1) that is subject to the primary supervision of a court within the United States and all the substantial decisions of which are controlled by one or more United States persons or (2) that has a valid election in effect under applicable Treasury regulations to be treated as a United States person; or

•	an estate that is subject to United States federal income tax on its income regardless of its source.

If a partnership (including for this purpose any entity or arrangement treated as a partnership for United States federal income tax purposes) holds HomeFed common stock, the tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding HomeFed common stock, you should consult your own tax advisor regarding the tax consequences of the merger.

This discussion addresses only HomeFed stockholders who hold their shares of HomeFed common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code (generally, property held for investment), and does not address all aspects of United States federal income taxation that may be relevant to particular HomeFed stockholders in light of their individual circumstances or to HomeFed stockholders that are subject to special rules, such as:

•	financial institutions;

•	pass-through entities or investors in pass-through entities;

•	real estate investment trusts;

•	insurance companies;

•	tax-exempt organizations;

•	brokers or dealers in securities;

•	traders in securities that elect to use a mark-to-market method of accounting;

•	regulated investment companies;

•	persons that hold HomeFed common stock as part of a straddle, hedge, short sale, constructive sale or conversion transaction;

•	persons that purchased or sell their shares of HomeFed common stock as part of a wash sale;

•	certain expatriates or persons that have a functional currency other than the U.S. dollar;

•	persons who exercise dissenters’ rights;

•	persons that are not U.S. holders (such as controlled foreign corporations or passive foreign investment companies); and

•	stockholders who acquired their shares of HomeFed common stock through the exercise of an employee stock option or otherwise as compensation or through a tax-qualified retirement plan.

In addition, the discussion does not address any tax consequences arising under the unearned income Medicare contribution tax, any alternative minimum tax or any state, local or foreign tax consequences of the merger. This discussion does not address any non-income taxes consequences of the merger.

THE FOLLOWING DISCUSSION DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OR DISCUSSION OF ALL OF THE POTENTIAL TAX CONSEQUENCES OF THE MERGER. ALL HOMEFED STOCKHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING TAX RETURN REPORTING REQUIREMENTS AND THE APPLICABILITY AND EFFECT OF THE ALTERNATIVE MINIMUM TAX AND ANY STATE, LOCAL, FOREIGN AND OTHER TAX LAWS IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES.

U.S. Federal Income Tax Consequences of the Merger to U.S. Holders of Shares of HomeFed Common Stock

Treatment of the Merger as a Tax-Free Reorganization. It is intended that, for United States federal income tax purposes, the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code, and it is a condition to closing of the merger that Jefferies and HomeFed receive a tax opinion from Weil, Gotshal & Manges LLP, in form and substance reasonably acceptable to Jefferies and HomeFed, dated as of the closing date of the merger, to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code. Such tax opinion will be based on customary assumptions and representations made by Jefferies and HomeFed, as well as certain covenants and undertakings by Jefferies and HomeFed. An opinion of counsel represents counsel’s best legal judgment, but is not binding on the IRS or any court. Neither Jefferies nor HomeFed intends to request a ruling from the IRS regarding the United States federal income tax consequences of the merger. Accordingly, even if Jefferies and HomeFed receive a tax opinion that concludes that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code, no assurance can be given that the IRS will not challenge the conclusions reflected in the opinion or that a court would not sustain such a challenge.

Exchange of HomeFed common stock for Jefferies common stock. Subject to the discussion below relating to the receipt of cash in lieu of fractional shares, a U.S. holder of shares of HomeFed common stock who receives shares of Jefferies common stock in the merger will not recognize any gain or loss as a result of the merger, except for any gain or loss recognized with respect to cash received in lieu of a fractional share of Jefferies common stock. A U.S. holder of shares of HomeFed common stock will have an adjusted tax basis in the Jefferies common stock received in the merger, including basis in any fractional share for which cash is received, equal to such holder’s adjusted tax basis in its HomeFed common stock surrendered in exchange for shares of Jefferies common stock. The holding period for shares of Jefferies common stock received in the merger will include the holding period for the shares of HomeFed common stock surrendered in exchange for shares of Jefferies common stock.

In the case of a U.S. holder who holds shares of HomeFed common stock with differing tax bases and/or holding periods, the preceding rules must be applied separately to each identifiable block of shares of HomeFed common stock.

Cash Received Instead of a Fractional Share of Jefferies Common Stock. A U.S. holder who receives cash in lieu of a fractional share of Jefferies common stock as part of the merger generally will be treated as having received the fractional share pursuant to the merger and then as having sold to Jefferies that fractional share of Jefferies common stock for cash. As a result, a U.S. holder of shares of HomeFed common stock generally will recognize gain or loss measured by the difference between the amount of cash received for such fractional share and the portion of the U.S. holder’s tax basis in the HomeFed common stock allocated to the fractional share. Gain or loss recognized with respect to cash received in lieu of a fractional share of Jefferies common stock generally will be capital gain or loss, and generally will be long-term capital gain or loss if, as of the effective time, the holding period for such shares of HomeFed common stock is greater than one year. Long-term capital gain of non-corporate U.S. holders (including individuals) currently is eligible for preferential United States federal income tax rates. The deductibility of capital losses is subject to limitations.

Backup Withholding. Payments of cash to a U.S. holder may, under certain circumstances, be subject to backup withholding at the applicable rate (currently 24%), unless the holder of the HomeFed common stock receiving such payments provides proof of an applicable exemption or provides a certificate containing the holder’s name, address, correct federal taxpayer identification number and a statement that the holder is exempt from backup withholding and otherwise complies with all applicable requirements of the backup withholding rules. Backup withholding does not constitute an additional tax, and any amounts withheld from payments to a holder under the backup withholding rules will be allowed as a refund or credit against the holder’s United States federal income tax liability, provided the required information is timely furnished to the Internal Revenue Service.

COMPARISON OF STOCKHOLDERS’ RIGHTS

If the merger is completed, HomeFed stockholders receiving the merger consideration will become Jefferies shareholders. HomeFed is incorporated under the laws of Delaware and Jefferies is incorporated under the laws of New York and, accordingly, the rights of Jefferies shareholders and HomeFed stockholders are governed by the respective laws of the State of New York and the State of Delaware. The differences in the rights of HomeFed stockholders and Jefferies shareholders discussed below arise from differences between their charters and bylaws. As Jefferies shareholders, after giving effect to the merger, the rights of HomeFed stockholders, currently governed by the laws of the State of Delaware and HomeFed’s governing corporate documents, including HomeFed’s Restated Certificate of Incorporation, which we refer to as the HomeFed charter, and HomeFed’s Amended and Restated Bylaws, which we refer to as the HomeFed bylaws, will be governed by Jefferies’ governing corporate documents under the laws of the State of New York, including Jefferies’ Restated Certificate of Incorporation, which we refer to as the Jefferies charter, and Jefferies’ Amended and Restated Bylaws, which we refer to as the Jefferies bylaws. This section summarizes material differences between the rights of HomeFed stockholders and Jefferies shareholders.

The following summary is not a complete statement of the rights of stockholders of the two companies or a complete description of the specific provisions referred to below. The identification of specific differences is not intended to indicate that other equally significant or more significant differences do not exist. This summary is qualified in its entirety by reference to HomeFed’s and Jefferies’ governing documents, which we urge you to read carefully and in their entirety. HomeFed and Jefferies have filed with the SEC their respective governing corporate documents and will send copies of these documents to you, without charge, upon request. To find out where copies of these documents can be obtained, see the section entitled “Where You Can Find More Information” beginning on page 110 of this proxy statement/prospectus.

Jefferies	HomeFed
Authorized Capital Stock
Jefferies is authorized to issue 606,000,000 shares, divided into two classes consisting of:	HomeFed is authorized to issue 28,000,000 shares, divided into two classes consisting of:
(i) 600,000,000 shares of common stock, par value $1 per share, which we refer to as Jefferies common stock; and	(i) 25,000,000 shares of common stock, par value $0.01 per share, which we refer to as HomeFed common stock; and

(ii) 6,000,000 shares of preferred stock, par value $1 per share, which we refer to as Jefferies preferred stock.

Of the 6,000,000 shares of Jefferies preferred stock, (i) 10 have been designated as series A non-voting convertible preferred stock, which we refer to as Jefferies convertible preferred stock and (ii) 125,000 have been designated as 3.25% series A cumulative convertible preferred stock, which we refer to as 3.25% series A cumulative convertible preferred stock.

(ii) 3,000,000 shares of preferred stock, par value $0.01 per share, which we refer to as HomeFed preferred stock.
The Jefferies board is authorized to issue the preferred stock in one or more series.	The HomeFed board is authorized to issue preferred stock in one or more series.

Rights of Preferred Stock

The Jefferies charter provides that the Jefferies board is expressly granted authority to establish and designate the series and to fix with respect to any such series, or alter in any one or more respects from time to time, by

The HomeFed charter provides that shares of HomeFed preferred stock may be issued in one or more series, from time to time, with each such series to consist of such number of shares and to have such

Jefferies	HomeFed

resolution or resolutions adopted prior to the issuance of any shares of such series, and by filing a certificate under Section 805 of the NYBCL. The designations, relative rights, preferences and limitations of the shares of each such series may differ from those of any and all other such series authorized and/or outstanding.

voting powers, full or limited, or no voting powers, and such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, as shall be stated in the resolution or resolutions providing for the issue of such series adopted by the HomeFed board, and the HomeFed board is expressly vested with authority, to the full extent to adopt any such resolution or resolutions.

Jefferies has 125,000 shares of 3.25% series A cumulative convertible preferred stock outstanding as of the date of this proxy statement/prospectus.	No shares of HomeFed preferred stock were outstanding as of the date of this proxy statement/prospectus.

Voting Rights
The Jefferies charter provides that, except as otherwise expressly provided with respect to shares of Jefferies preferred stock and except as otherwise may be required by law, the shares of Jefferies common stock shall have the exclusive right to vote for the election of directors and for all other purposes and each Jefferies shareholder shall be entitled to one vote for each share held.

The HomeFed charter provides that, subject to the provisions of applicable law or the HomeFed bylaws with respect to the closing of the transfer books or the fixing of a record date for the determination of stockholders entitled to vote, and except as otherwise provided by law or by the resolution or resolutions providing for the issue of any series of HomeFed preferred stock, the holders of outstanding shares of HomeFed common stock shall exclusively possess the voting power for the election of directors and for all other purposes, each holder of record of shares of HomeFed common stock being entitled to one vote for each share of common stock standing in his name on the books of HomeFed. Although not in the HomeFed charter, see “Other Transaction Agreements—Waiver and Amendment No. 1 to Stockholders Agreement” beginning on page 81 of this proxy statement/prospectus for a description of the limitations on Jefferies voting rights under the stockholders agreement.

The Jefferies charter provides that the holders of shares of Jefferies preferred stock, voting as a class (whether or not otherwise entitled to vote for the election of directors), shall be entitled to elect two directors to fill such newly created directorships under the circumstances described below. Holders of shares of Jefferies preferred stock, in the circumstances outlined below shall have one vote for each share of preferred stock held of record by them and entitled to vote. Whenever such right of the holders of shares of Jefferies preferred stock shall have vested, such right may be exercised initially either at a special meeting of such holders called as provided herein, or at any annual meeting of shareholders, and thereafter at annual meetings of shareholders.

Jefferies	HomeFed

The right of the holders of shares of Jefferies preferred stock, voting as a class, to elect members of Jefferies board shall continue until such time as the dividends accumulated on shares of Jefferies preferred stock shall have been paid in full, at which time the special right of the holders of shares of Jefferies preferred stock to vote separately as a class for the election of directors shall terminate, subject to renewal and divestment from time to time upon the same terms and conditions.

The Jefferies charter provides that the holders of shares of Jefferies convertible preferred stock shall have no voting rights, and their consent shall not be required for the taking of any corporate action, except as is required by the NYBCL.

The Jefferies charter provides that the holders of shares of Jefferies series A cumulative convertible preferred stock shall have no voting rights, and their consent shall not be required for the taking of any corporate action, except as is required by the NYBCL; however, the Jefferies charter also provides for the requirement of an affirmative vote or consent of the holders of a majority of the outstanding shares of Jefferies series A cumulative convertible preferred stock at a special meeting called for the purpose, or by written consent in lieu of a meeting, in order to amend any provisions of the Jefferies charter to affect adversely the rights, preferences or voting power of the holders of shares of Jefferies series A cumulative convertible preferred stock. In all cases on which the holders of shares of Jefferies series A cumulative convertible preferred stock shall be entitled to vote, each series A cumulative convertible preferred stock shall be entitled to one vote.

Stock Transfer Restrictions

In order to protect Jefferies’ significant tax loss carryforwards and other tax attributes, Jefferies preferred and common stock are subject to certain transfer restrictions contained in the Jefferies charter. The transfer restrictions impose restrictions on the transfer of Jefferies preferred and common stock to designated persons. Jefferies’ charter generally restricts until December 31, 2024 (or earlier, in certain events) any attempted transfer of Jefferies preferred and common stock to a person or group of persons who own, or who would own as a result of such transfer, 5% or more of the Jefferies preferred and common stock. The transfer restriction also restricts any other attempted transfer of Jefferies preferred and common stock that would result in the identification of a new ‘5-percent

HomeFed and certain of its subsidiaries have certain tax attributes, the amount and availability of which are subject to certain qualifications, limitations and uncertainties. In order to reduce the possibility that certain changes in ownership could result in limitations on the use of the tax attributes, HomeFed’s charter generally restricts the ability of a person or entity from acquiring ownership (including through attribution under the tax law) of 5% or more of shares of HomeFed common stock and the ability of persons or entities owning 5% or more of shares of HomeFed common stock from acquiring additional common stock. The restriction will remain until the earliest of (a) December 31, 2028, (b) the repeal of Section 382 of the Internal Revenue Code (or any

Jefferies	HomeFed
stockholder’ of Jefferies, as determined under applicable tax regulations.	comparable successor provision) and (c) the beginning of HomeFed’s taxable year to which the tax attributes may no longer be carried forward. The restriction may be waived by the HomeFed board.

Dividends

The Jefferies charter provides that subject to all of the rights of the shares of Jefferies preferred stock, dividends may be paid upon the shares of Jefferies common stock as and when declared by the Jefferies board out of funds and other assets legally available for the payment of dividends. The Jefferies board may declare a dividend or distribution upon the shares of Jefferies common stock in shares of any class or series of capital stock of Jefferies.

The Jefferies charter provides that holders of preferred stock of each series are entitled to receive, as and when declared by the Jefferies board, out of funds or other assets of Jefferies legally available, cumulative dividends at the annual rate fixed by the Jefferies board with respect to such series, and no more, payable in cash, on such dates in each year as the Jefferies board may determine, such dividends with respect to each series to be cumulative from the date or dates fixed by the Jefferies board with respect to such series.

The HomeFed bylaws provide that subject to applicable law, the HomeFed charter and HomeFed bylaws, the HomeFed board may, from time to time, declare, and HomeFed may pay, dividends on the outstanding shares of stock of HomeFed.

Number of Directors

The Jefferies bylaws provide that the number of directors shall be such number not less than three, as is designated from time to time by resolution adopted by a majority of the members of the Jefferies board, plus the number of directors, if any, elected by the holders of shares of Jefferies preferred stock, voting as a class.

The HomeFed bylaws provide that the number of directors constituting the entire board shall be three, or such larger number up to seven as may be fixed from time to time by action of HomeFed stockholders or the HomeFed board.

The Jefferies charter provides that whenever dividends payable on shares of Jefferies preferred stock are in default in an aggregate amount equivalent to at least six quarterly dividends on any of the shares of Jefferies preferred stock then outstanding, the number of directors constituting the Jefferies Board shall be increased by two.

There are currently 12 members of the Jefferies board.	There are currently 7 members of the HomeFed board.

Election of Directors
The Jefferies bylaws provide that such election of directors to the Jefferies board shall be by ballot by the Jefferies shareholders entitled to vote and present in person or by proxy at such meeting. A nominee for director shall be elected to the Jefferies board if the	The HomeFed charter provides that the holders of outstanding shares of common stock shall exclusively possess the voting power for the election of directors.

Jefferies	HomeFed

votes cast for such nominee’s election exceed the number of against votes in respect of such nominee’s election; provided, however, that directors shall be elected by a plurality of the votes cast at any meeting of Jefferies shareholders for which the number of director nominees exceeds the number of directors to be elected. If directors are to be elected by a plurality of the votes cast, Jefferies shareholders shall not be permitted to vote against a nominee.

The Jefferies bylaws provide that directors other than those, if any, elected by the holders of shares of Jefferies preferred stock, voting as a class, shall, except as otherwise set forth herein, be elected for one year terms which shall expire at each annual meeting of Jefferies shareholders and when their successors shall have been elected and qualified.

The HomeFed bylaws provide that at all elections of directors the voting may but need not be by ballot and a plurality of the votes cast there shall elect. Except as otherwise required by law or the HomeFed charter, any other action shall be authorized by a majority of the votes cast.

The Jefferies charter provides that the directors elected by the holders of shares of Jefferies preferred stock shall serve until the next annual meeting of Jefferies shareholders and until their successors are elected and qualify, unless they are divested of the voting right, at which time, the directors so elected by the holders of shares of Jefferies preferred stock shall thereupon cease to be directors.

The HomeFed bylaws provide that directors elected at each annual meeting of HomeFed stockholders and directors who are elected in the interim to fill vacancies and newly created directorships will hold office until the next annual meeting of stockholders and until their successors are elected and qualified, or until their earlier resignation or removal.

Filling Vacancies on the Board of Directors

The Jefferies bylaws provide that in case of any vacancy in the Jefferies board (including any vacancy due to an increase in the size of the Jefferies board), the remaining directors, although less than a quorum, by affirmative vote of a majority thereof, may elect a successor to fill such vacancy to serve until the next annual meeting of Jefferies shareholders and when such director’s successor shall have been elected and qualified.

The Jefferies bylaws provide that a committee appointed by the Jefferies board (or, in the absence of such committee, the Jefferies board) may nominate persons for election to the Jefferies board.

The Jefferies bylaws provide that any Jefferies shareholder entitled to vote generally in the election of directors may nominate one or more persons for election to the Jefferies board.

The HomeFed bylaws provide that any vacancies on the HomeFed board resulting from death, resignation, retirement, disqualification, removal from office or other cause may be filled by the affirmative vote of a majority of directors then in office, although less than a quorum, or by the sole remaining director, or, in the event of the failure of the directors or the sole remaining director so to act, by the stockholders at the next annual meeting which occurs after the expiration of a 90-day period commencing on the day the vacancy is created. HomeFed directors so chosen shall hold office for a term expiring at the next annual meeting of stockholders.

A HomeFed director elected to fill a vacancy by reason of an increase in the number of directorships may be elected by a majority vote of the directors then in office, although less than a quorum of the board of directors, to serve until the next annual meeting of stockholders. No decrease in the number of directors constituting HomeFed board shall shorten the term of any incumbent director.

Jefferies	HomeFed

The Jefferies charter provides that at any time after the voting power to elect two additional members of Jefferies board has become vested in the holders of shares of Jefferies preferred stock, the secretary of Jefferies may, and upon the request of the holders of record of at least 5% of shares of Jefferies preferred stock then outstanding addressed to them, shall, call a special meeting of the holders of shares of Jefferies preferred stock for the purpose of electing such directors, to be held within 50 days after the receipt of such request; provided, however, that the secretary need not call any such special meeting if the annual meeting of shareholders is to convene within 90 days after the receipt by the secretary of such request.

Removal of Directors

The Jefferies bylaws provide that any director or directors (other than a director or directors elected by the holders of shares of Jefferies preferred stock) may be removed for cause by the affirmative vote of a majority of the directors present (including by means of a conference telephone or similar communications equipment) at a meeting at which such action is considered, provided a quorum has been obtained.

§141(k) of the DGCL provides that any HomeFed director or the entire HomeFed board may be removed, with or without cause, by the holders of a majority of the outstanding shares of HomeFed capital stock then entitled to vote at an election of directors.

Proxy Access for Director Nominations
The Jefferies bylaws provide that the number of proxy access nominees (including proxy access nominees that were submitted by an eligible Jefferies shareholder (as defined below) for inclusion in the Jefferies proxy statement pursuant to the Jefferies bylaws but either are subsequently withdrawn or that the Jefferies board decides to nominate appearing in the Jefferies’ proxy statement with respect to an annual meeting of Jefferies shareholders shall not exceed the greater of (i) two or (ii) 20% of the number of directors in office as of the last day on which a proxy access notice may be delivered pursuant to the Jefferies bylaws or, if such amount is not a whole number, the closest whole number below 20%, which we refer to as the permitted number; provided, however, that (a) any director in office as of the nomination deadline who was included in the Jefferies proxy statement as a proxy access nominee for any of the two preceding annual meetings and whom the Jefferies board decides to nominate for election to the Jefferies board will be counted against the permitted number, (b) any individual who will be included in Jefferies’ proxy materials as a nominee recommended by the Jefferies board pursuant to an	None.

Jefferies	HomeFed

agreement, arrangement or other understanding with a Jefferies shareholder or group of Jefferies shareholders (other than any such agreement, arrangement or understanding entered into in connection with an acquisition of stock from Jefferies by such Jefferies shareholder or group of Jefferies shareholders) will be counted against the permitted number, and (c) in the event that one or more vacancies for any reason occurs on the Jefferies board at any time after the nomination deadline and before the date of the applicable annual meeting of Jefferies shareholders and the Jefferies board resolves to reduce the size of the Jefferies board in connection therewith, the permitted number shall be calculated based on the number of directors in office as so reduced. In the event that the number of proxy access nominees submitted by eligible Jefferies shareholders pursuant to the bylaws exceeds the permitted number, each eligible Jefferies shareholder shall select one proxy access nominee for inclusion in Jefferies’ proxy statement until the permitted number is reached, going in order of the amount (greatest to least) of voting power of the capital stock of Jefferies entitled to vote on the election of directors as disclosed in the proxy access notice. If the permitted number is not reached after each eligible Jefferies shareholder has selected one proxy access nominee, this selection process shall continue as many times as necessary, following the same order each time, until the permitted number is reached.

An “eligible Jefferies shareholder” is defined as a Jefferies shareholder who must have owned continuously for at least three years a number of shares that represents 3% or more of the total voting power of the outstanding shares of Jefferies capital stock entitled to vote in the election of directors, which we refer to as the required shares, as of both the date the proxy access notice is received by Jefferies in accordance with the Jefferies bylaws and the record date for determining Jefferies shareholders entitled to vote at the annual meeting and must continue to own the required shares through the meeting date.

Delivery and Notice Requirements of Stockholder Nominations and Proposals
The Jefferies bylaws provide that such nomination or nominations must have been received by the secretary of Jefferies at the principal executive office of Jefferies (1) with respect to an election to be held at an annual meeting of Jefferies shareholders, (a) not less than 120 days nor more than 150 days prior to the first anniversary date of Jefferies’ proxy statement in connection with the preceding year’s annual meeting or	The HomeFed bylaws provide that a stockholder intending to present business or nominees at an annual stockholder meeting must deliver to the principal executive offices of HomeFed a notice in writing of such intent not less than 120 days prior to the first anniversary date of HomeFed’s proxy statement in connection with the last annual meeting, or if no annual meeting was held in the previous year,

Jefferies	HomeFed
(b) in the event that the date of the annual meeting is more than 30 days before or more than 60 days after the first anniversary date of the preceding year’s annual meeting, not more than 190 days prior to the date of such annual meeting and not less than the later of 160 days prior to the date of such annual meeting or the tenth day following the day on which public announcement of the date of such meeting is first made and (2) with respect to an election to be held at a special meeting of Jefferies shareholders, not less than the tenth day following the date on which public announcement of the date of such special meeting is first made. In no event shall the public announcement of any adjournment or postponement of a meeting commence a new time period (or extend any time period) for the giving of a notice as described above.

not less than a reasonable time, as determined by the HomeFed board, prior to the date of the annual meeting. Such notice to the HomeFed corporate secretary shall set forth (i) the name and address of the stockholder and his or her nominees, (ii) a representation that the stockholder is entitled to vote at such meeting, indicating the number of stocks owned of record and beneficially by such HomeFed stockholder, together with a statement that such HomeFed stockholder intends to appear in person or by proxy at the meeting, to present such proposal or proposals, (iii) a description of the proposal or to be presented at the meeting (including the complete text of any resolution to be presented at the meeting) and the reasons for conducting such business at the meeting, and (iv) any material interest of the stockholder in the business to be submitted at the meeting. In addition, the stockholder shall promptly any other information reasonably requested by HomeFed.

Stockholder Action by Written Consent
The Jefferies charter does not provide Jefferies’ shareholders with the right to take any action required to be taken at any annual or special meeting of Jefferies shareholders, or any action which may be taken at any annual or special meeting of Jefferies shareholders, without a meeting.

The HomeFed bylaws provide that any action required or permitted to be taken at any meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of record of the issued and outstanding capital stock of HomeFed having a majority of votes that would be necessary to authorize or take such action at a meeting at which all stocks entitled to vote thereon were present and voted, and the writing or writings are filed with the permanent records of HomeFed. Prompt notice of the taking of corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.

Charter Amendments
The Jefferies charter is silent on amending the Jefferies charter. Under Section 803 of the NYBCL, subject to limited exceptions, amendments to the Jefferies charter must be approved by vote of a majority of all outstanding shares entitled to vote on the proposed amendment, except that certificate of incorporation provisions requiring a greater or class vote may only be amended by such greater or class vote. Jefferies does not have supermajority voting requirements. In addition, Section 804 of the NYBCL provides that an amendment	The HomeFed charter provides that HomeFed reserves the right to amend, alter, change or repeal any provision contained in the HomeFed charter in the manner prescribed by the DGCL. Notwithstanding the foregoing, the affirmative vote of the holders of at least two-thirds (or such greater proportion as may otherwise be required pursuant to specific provisions in the HomeFed charter) of the total votes eligible to be cast at a legal meeting of HomeFed stockholders is required to amend, repeal

Jefferies	HomeFed
that negatively affects in certain ways holders of shares of a class or series requires authorization by a majority of the votes of all outstanding shares of the affected class or series.

or adopt any provisions inconsistent with Articles 5 through 10 of the HomeFed charter. Any other amendment to the HomeFed charter must be approved and adopted by the affirmative vote of the holders of a majority of the voting power of the outstanding capital stock entitled to vote thereon. Approval by the HomeFed board is required prior to stockholder approval and adoption of any amendment to the charter.

Bylaw Amendments
The Jefferies charter does not provides a reference to the authority of any party, officer or director, to amend or in any way alter the Jefferies bylaws.	The HomeFed charter provides that the HomeFed bylaws may be expressly made, altered, or repealed, by the directors of HomeFed.

The Jefferies bylaws provide that the Jefferies bylaws may be adopted, amended or repealed by the vote of the holders of the shares at the time entitled to vote in the election of any directors. The bylaws may also be adopted, amended or repealed by the Jefferies board by vote of a majority of the directors present at the time of the vote if a quorum is then present. If any bylaw regulating an impending election of directors is adopted, amended or repealed by the Jefferies board, it shall be set forth in the notice of the next meeting of Jefferies shareholders for the election of Jefferies board so adopted, amended or repealed, together with a concise statement of the changes made.

The HomeFed bylaws provide that the bylaws may be adopted, amended or repealed by the affirmative vote of the holders of at least two-thirds of the total votes eligible to be cast at a legal meeting of HomeFed stockholders or by a resolution adopted by a majority of the HomeFed directors then in office.

Special Meetings of Stockholders
The Jefferies bylaws provide that a special meeting of Jefferies shareholders may be called at any time by the Jefferies board.	The HomeFed bylaws provide that special meetings of HomeFed stockholders shall be called only by a majority of the board of directors.
The Jefferies charter and bylaws do not provide a process for the revocation of a special meeting request.	The HomeFed charter provides that special meetings of HomeFed stockholders shall be called only by a majority of the board of directors then in office.

Notice of Meetings of Stockholders

The Jefferies bylaws provides that written notice of meetings of Jefferies shareholders shall be given whenever Jefferies shareholders are to take any action at a meeting. Such notice shall state the place, date and hour of the meeting and, unless it is the annual meeting, indicate that it is being issued by or at the direction of the person or persons calling the meeting. A copy of the notice of any meeting shall be given, personally or by mail, not less than ten nor more than fifty days before the date of the meeting. Notice of a special meeting shall, in addition, state the purpose or purposes for which the meeting was called.

The HomeFed bylaws provide that a written notice stating the place, day and hour of each meeting and the general purpose or purposes for which such meeting is called shall be delivered not less than ten nor more than sixty days before the date of such, either personally or by mail to each stockholder of record entitled to vote at such meeting.

Jefferies	HomeFed
Indemnification of Directors and Officers

The Jefferies bylaws provide that Jefferies shall (i) indemnify any person (and the heirs and legal representatives of such person) made, or threatened to be made, a party in an action or proceeding (including, without limitation, one by or in the right of Jefferies to procure a judgment in its favor), whether civil, criminal, administrative or investigative, including an action by or in the right of any other corporation of any type or kind, domestic or foreign, or any partnership, joint venture, trust, employee benefit plan or other enterprise, which any director or officer of Jefferies served in any capacity at the request Jefferies, by reason of the fact that he, his testator or intestate, was a director or officer of Jefferies or served such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise in any capacity and (ii) provide to any such person (and their heirs and legal representatives of such person) advances for expenses incurred in pursuing such action or proceeding, upon receipt of an undertaking by or on behalf of such director or officer to repay such amount as, and to the extent, required by Section 725(a) of the NYBCL.

The indemnification and advancement of expenses shall not be deemed exclusive of any other rights to which the person seeking indemnification or advancement of expenses may be entitled (i) under the charter or bylaws of Jefferies or any other corporation, or (ii) by any resolution of Jefferies shareholders, resolution of directors or agreement providing for such indemnification or advancement, all of which are authorized by the Jefferies bylaws (except with respect to matters which at the time of indemnification is sought are prohibited by applicable law), or (iii) otherwise.

The HomeFed charter provides that HomeFed shall, to the fullest extent permitted by the DGCL, indemnify any and all persons whom it shall have power to indemnify under said section from and against any and all of the expenses, liabilities or other matters referred to in or covered by said section, and the indemnification provided for therein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any bylaw, agreement, vote of HomeFed stockholders or disinterested directors or otherwise, both as to action in their official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee, or agent and shall insure to the benefit of the heirs, executors, and administrators of such a person.

Forum Selection
The Jefferies charter and bylaws do not designate an exclusive forum for any actions brought against Jefferies.	The HomeFed charter and bylaws do not designate an exclusive forum for any actions brought against HomeFed.

ADJOURNMENT OF THE SPECIAL MEETING TO SOLICIT ADDITIONAL PROXIES

HomeFed stockholders are being asked to grant authority to proxy holders to vote in favor of one or more adjournments of the special meeting, if necessary or appropriate as determined in the discretion of the special committee, including to solicit additional proxies if there are insufficient votes at the time of the special meeting to adopt the merger agreement or if a quorum is not present at the special meeting. In accordance with the HomeFed bylaws and the DGCL, a vote on adjournments of the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to adopt the merger agreement may be taken in the absence of a quorum. HomeFed does not intend to call a vote on adjournments of the special meeting to solicit additional proxies if the adoption of the merger agreement is approved at the special meeting.

If the special meeting is adjourned to solicit additional proxies, HomeFed stockholders who have already submitted their proxies will be able to revoke them at any time prior to their use. If a quorum is present, approval of adjournments of the special meeting, if necessary or appropriate as determined in the discretion of the special committee, will require the affirmative vote of a majority of the votes cast at the special meeting by HomeFed stockholders. If you abstain or if you fail to submit a valid proxy or to vote in person at the special meeting or if your shares of HomeFed common stock are held through a bank, brokerage firm or other nominee and you do not instruct your bank, brokerage firm or other nominee to vote your shares of HomeFed common stock, your shares of HomeFed common stock will not be voted, but, if a quorum is present, this will not have an effect on the vote to adjourn the special meeting, if necessary or appropriate as determined in the discretion of the HomeFed board.

Additionally, the HomeFed bylaws provide that if a quorum has not been obtained, the holders of a majority of such shares that are present or represented by proxy may adjourn the meeting from time to time, until a quorum has been obtained. If a quorum is not present and you abstain, this has the same effect as a vote against such adjournment. Because it is expected that all proposals to be voted on at the special meeting will be “non-routine” matters, banks, brokerage firms and other nominees will not have discretionary authority to vote on any matter at the meeting. Thus, if you do not provide instructions to your bank, brokerage firm or other nominee, you shares will not be counted as present at the meeting and will have not effect on the vote to adjourn the meeting.

As a result of the voting agreement between HomeFed and Jefferies (i) a quorum for the special meeting and (ii) the affirmative vote of a majority of the votes cast at the special meeting, if necessary, to adjourn the special meeting, will be obtained. The HomeFed board, following the unanimous recommendation of the special committee, recommends that you vote “FOR” adjournments of the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to adopt the merger agreement or if a quorum is not present at the special meeting.

LEGAL MATTERS

Certain United States federal income tax matters relating to the merger are to be passed upon by Weil, Gotshal & Manges LLP, legal counsel for Jefferies.

The validity of the shares of Jefferies common stock offered by this proxy statement/prospectus will be passed upon by Weil, Gotshal & Manges LLP, legal counsel for Jefferies.

EXPERTS

The financial statements incorporated in this proxy statement/prospectus by reference to Jefferies Financial Group Inc.’s Transition Reports on Form 10-K for the transition period from January 1, 2018 to November 30, 2018 and the effectiveness of Jefferies Financial Group Inc.’s internal control over financial reporting have been audited by Deloitte & Touche LLP, independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference (which reports (1) express an unqualified opinion on the financial statements and includes an emphasis of matter paragraph referring to the change in fiscal year from December 31 to November 30 and (2) express an unqualified opinion on the effectiveness of internal control over financial reporting). Such financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Jefferies Finance LLC and its subsidiaries as of November 30, 2018 and for the year then ended, incorporated in this proxy statement/prospectus by reference to the Transition Report on Form 10-K of Jefferies Financial Group Inc. for the transition period from January 1, 2018 to November 30, 2018, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of National Beef Packing Company, LLC and its subsidiaries as of December 31, 2017 and for the fiscal year then ended, incorporated in this proxy statement/prospectus by reference to Amendment No. 1 to Transition Report on Form 10-K/A of Jefferies Financial Group Inc. for the transition period from January 1, 2018 to November 30, 2018, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Jefferies Financial Group Inc. and its subsidiaries for the fiscal year ended December 31, 2016 incorporated in this proxy statement/prospectus by reference to the Transition Report on Form 10-K for the year ended November 30, 2018 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Berkadia Commercial Mortgage Holding LLC and its subsidiaries as of December 31, 2018 and for the fiscal year then ended, which appear in Jefferies Financial Group Inc.’s Transition Report on Form 10-K/A (Amendment No. 1 to Transition Report on Form 10-K) for the year ended November 30, 2018 incorporated in this proxy statement/prospectus by reference to Jefferies Financial Group Inc.’s Transition Report on Form 10-K/A (Amendment No. 1 to Transition Report on Form 10-K) for the year ended November 30, 2018 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of National Beef Packing Company, LLC and its subsidiaries for the fiscal year ended December 31, 2016, which appears in Jefferies Financial Group Inc.’s Transition Report on

Form 10-K/A (Amendment No. 1 to Transition Report on Form 10-K) for the year ended November 30, 2018, incorporated in this proxy statement/prospectus by reference to Jefferies Financial Group Inc.’s Transition Report on Form 10-K/A (Amendment No. 1 to Transition Report on Form 10-K) for the year ended November 30, 2018, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of National Beef Packing Company, LLC and its subsidiaries as of December 29, 2018 and for the fiscal year then ended, incorporated by reference in this proxy statement/prospectus have been incorporated by reference in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on internal control over financial reporting) incorporated in this prospectus/proxy statement by reference to the HomeFed Annual Report (Form 10-K) for the year ended December 31, 2018 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm given on the authority of such firm as experts in auditing and accounting.

STOCKHOLDER PROPOSALS

HomeFed will defer its 2019 annual meeting of HomeFed stockholders only if the merger agreement is terminated without the merger having been consummated. If the merger is not completed, you will continue to be entitled to attend and participate in HomeFed’s annual meetings of stockholders and HomeFed anticipates holding a 2019 annual meeting of stockholders, in which case HomeFed will provide notice of or otherwise publicly disclose the date on which such 2019 annual meeting will be held. If the 2019 meeting is held, stockholder proposals will be eligible for consideration for inclusion in the proxy statement and form of proxy for HomeFed’s 2019 annual meeting of stockholders in accordance with Rule 14a-8 under the Exchange Act and the HomeFed bylaws, as described below.

Any proposal that a stockholder wishes to include in proxy materials for HomeFed’s 2019 annual meeting of stockholders pursuant to SEC Rule 14a-8 must have been received a reasonable time before HomeFed prints proxy materials and must be submitted in compliance with the rule. Any such proposal must be an appropriate subject for stockholder action under applicable law and must otherwise comply with the HomeFed bylaws. Proposals should be directed to the attention of Roland Kelly, Corporate Secretary of HomeFed at 1903 Wright Place, Ste. 220, Carlsbad, California 92008.

With respect to proposals or nominations submitted by a HomeFed stockholder other than for inclusion in HomeFed’s 2019 proxy materials and related form of proxy, timely notice of any HomeFed stockholder’s intention to present such business must be received by HomeFed in accordance with HomeFed’s bylaws. Any proxies solicited by the HomeFed board for the 2019 annual meeting of HomeFed stockholders may confer discretionary authority to vote on any proposals for which notice is not timely received.

STOCKHOLDER APPRAISAL RIGHTS

In connection with the merger, record holders of HomeFed common stock who comply with the requirements of Section 262 of the DGCL, which we refer to as Section 262, which is summarized below, will be entitled to appraisal rights if the merger is completed. Under Section 262, holders of shares of HomeFed common stock with respect to which appraisal rights are properly demanded and perfected and not withdrawn or lost are entitled, in lieu of receiving the merger consideration, to have the “fair value” of their shares at the effective time of the merger (exclusive of any element of value arising from the accomplishment or expectation of the merger) judicially determined and paid to them in cash. HomeFed is required to send a notice to that effect to each stockholder as of the record date for notice of the special meeting not less than 20 days prior to the special meeting. This proxy statement/prospectus constitutes that notice to you.

The following is a brief summary of the law relating to appraisal rights. This summary is qualified in its entirety by reference to Section 262, the text of which is attached to this proxy statement/prospectus as Annex E. All references in this summary of appraisal rights to a “stockholder” or “holders of shares of common stock” are to the record holder or holders of shares of HomeFed common stock.

HomeFed stockholders of record who desire to exercise their appraisal rights must satisfy all of the following conditions:

A stockholder who desires to exercise appraisal rights must (1) not vote in favor of the merger and (2) deliver a written demand for appraisal of the stockholder’s shares to HomeFed before the vote on the proposal to adopt the merger agreement at the special meeting is taken. An executed proxy card that does not contain voting instructions will, unless revoked, be voted in favor of the proposal to adopt the merger agreement. Therefore, a HomeFed stockholder who submits a proxy and who wishes to exercise appraisal rights must mark “AGAINST” or “ABSTAIN” with respect to the proposal to adopt the merger agreement. HomeFed stockholders who wish to exercise their appraisal rights and hold shares in the name of a bank, broker, trust or other nominee must instruct their nominees to take the steps necessary to enable them to demand appraisal for their shares.

A demand for appraisal must be executed by or for the stockholder of record and reasonably inform HomeFed of the identity of the stockholder of record making the demand and that such stockholder intends thereby to demand the appraisal of such stockholder’s shares of common stock. If shares are owned of record by a person other than the beneficial owner, including a broker, a fiduciary (such as a trustee, guardian or custodian), depositary or other nominee, such demand must be executed by or for the record owner. If shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand must be executed by all joint owners. An authorized agent, including an agent of two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, such person must identify the record owner and expressly disclose that, in exercising the demand, the agent is acting as agent for the record owner. In addition, the stockholder must continuously hold the shares of record from the date of making the demand through the effective time of the merger, and a stockholder will not be entitled to appraisal rights for any shares that such stockholder transfers prior to the effective time of the merger. Neither voting against the adoption of the merger agreement, nor abstaining from voting or failing to vote on the proposal to adopt the merger agreement, will in and of itself constitute a written demand for appraisal satisfying the requirements of Section 262. The written demand for appraisal must be in addition to and separate from any proxy or vote on the adoption of the merger agreement. Within ten days after the effective time of the merger, the surviving company must provide notice of the effective time of the merger to all stockholders who have complied with Section 262 and who have not voted in favor of the merger.

A record owner, such as a bank, broker, trust or other nominee, who holds shares as a nominee for others may exercise appraisal rights with respect to the shares held for all or less than all beneficial owners of shares as to which the holder is the record owner. In that case, the written demand must set forth the number of shares covered by the demand. Where the number of shares is not expressly stated, the demand will be presumed to cover all shares outstanding in the name of the record owner.

Beneficial owners who are not record owners and who intend to exercise appraisal rights should instruct the record owner to comply strictly with the statutory requirements with respect to the exercise of appraisal rights before the vote on the proposal to adopt the merger agreement at the special meeting. A beneficial owner of shares held in “street name” who desires appraisal rights with respect to those shares should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record owner of the shares. Shares held through brokerage firms, banks and other financial institutions are frequently deposited with and held of record in the name of a nominee of a central security depositary, such as Cede & Co., The Depository Trust Company’s nominee. Any beneficial owner of shares desiring appraisal rights with respect to such shares should instruct such firm, bank or institution that the demand for appraisal must be made by the record holder of the shares, which might be the nominee of a central security depositary if the shares have been so deposited.

Stockholders of record who elect to demand appraisal of their shares must mail or deliver their written demand to HomeFed. Such demands may be mailed or delivered to: HomeFed Corporation, Attention: Roland Kelly, Corporate Secretary, 1903 Wright Place, Ste. 220, Carlsbad, California 92008, Telephone: (760) 918-8200). The written demand must be received by HomeFed prior to the vote on the merger at the special meeting.

Within 120 days after the effective time of the merger, either the surviving company in the merger or any stockholder who has timely and properly demanded appraisal of such stockholder’s shares and who has complied with the required conditions of Section 262 and is otherwise entitled to appraisal rights may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares of all such stockholders. Within 120 days after the effective time of the merger, any stockholder who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the surviving company a statement setting forth the aggregate number of shares not voted in favor of the proposal to adopt the merger agreement and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. The statement must be mailed within ten days after a written request therefor has been received by the surviving company or within ten days after the expiration of the period for delivery of demands for appraisal, whichever is later. Notwithstanding the foregoing, a person who is the beneficial owner of shares held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the surviving company the statement described in this paragraph.

If a petition for an appraisal is timely filed by a stockholder and a copy thereof is served upon the surviving company, the surviving company will then be obligated within 20 days after such service to file with the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached. After notice of a hearing on the petition is provided to the surviving company and the stockholders on the duly verified list as required by the court, the Delaware Court of Chancery is empowered to conduct a hearing on the petition to determine which stockholders who have complied with Section 262 and who have become entitled to appraisal rights thereunder. The Delaware Court of Chancery may require the stockholders who demanded appraisal for their shares to submit their stock certificates, if any, to the Register in Chancery for notation thereon of the pendency of the appraisal proceeding; and if any stockholder fails to comply with the direction, the Delaware Court of Chancery may dismiss the proceedings as to the stockholder. Where proceedings are not dismissed, the appraisal proceeding shall be conducted, as to the shares of HomeFed common stock owned by such stockholders, in accordance with the rules of the Delaware Court, including any rules specifically governing appraisal proceedings.

Through such proceeding, the Delaware Court of Chancery shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger. In determining fair value, the Delaware Court of Chancery is to take into account all relevant factors. In Weinberger v. UOP, Inc., et al., the Delaware Supreme Court discussed the considerations that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware

Supreme Court stated that in making this determination of fair value, the court must consider “market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which were known or which could be ascertained as of the date of merger which throw any light on future prospects of the merged corporation.” However, Section 262 provides that fair value is to be determined “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, and except as provided in this paragraph, interest from the effective time of the merger through the date of payment of the judgment is compounded quarterly and accrues at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective time of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving company may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided in this paragraph only upon the sum of (i) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Delaware Court of Chancery and (ii) interest theretofore accrued, unless paid at that time.

Stockholders considering seeking appraisal should bear in mind that the fair value of their shares determined under Section 262 could be more than, the same as, or less than the merger consideration they are entitled to receive pursuant to the merger agreement if they do not seek appraisal of their shares, and that opinions of investment banking firms as to fairness from a financial point of view are not necessarily opinions as to fair value under Section 262.

The cost of the appraisal proceeding may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable in the circumstances. Upon application of a stockholder seeking appraisal rights, the Delaware Court of Chancery may order that all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, be charged pro rata against the value of all shares entitled to appraisal. In the absence of such a determination of assessment, each party bears its own expenses.

From and after the effective time of the merger, no stockholder who has demanded appraisal rights will be entitled to vote any shares subject thereto for any purpose or receive dividends or other distributions thereon (except dividends or other distributions payable to the stockholders of record at a date prior to the effective time of the merger).

At any time within 60 days after the effective time of the merger, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party and has demanded appraisal will have the right to withdraw such stockholder’s demand for appraisal and to accept the merger consideration to which the stockholder is entitled pursuant to the merger agreement. After this period, the stockholder may withdraw such stockholder’s demand for appraisal only with the written consent of the surviving company in the merger. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the effective time of the merger, stockholders’ rights to appraisal will cease and all stockholders will be entitled only to receive the merger consideration in the merger. Inasmuch as the parties to the merger agreement have no obligation to file such a petition, and have no present intention to do so, any stockholder who desires that such petition be filed is advised to file it on a timely basis. Any stockholder may withdraw such stockholders demand for appraisal by delivering to the surviving company a written withdrawal of his or her demand for appraisal and acceptance of the merger consideration, except (i) that any such attempt to withdraw made more than 60 days after the effective time of the merger will require written approval of the surviving company and (ii) that no appraisal proceeding in the Delaware Court of Chancery shall be dismissed as to any stockholder without the approval of the Delaware Court, and such approval may be conditioned upon such terms as the Delaware Court deems just, provided, however, that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the merger consideration within 60 days after the effective time of the merger.

The foregoing is a brief summary of Section 262 that sets forth the procedures for demanding statutory appraisal rights. This summary is qualified in its entirety by reference to Section 262, the text of which is attached hereto as Annex E. Failure to comply with all the procedures set forth in Section 262 will result in the loss of a stockholder’s statutory appraisal rights.

CERTAIN BENEFICIAL OWNERS OF HOMEFED COMMON STOCK

To HomeFed’s knowledge, the following tables set forth certain information regarding the beneficial ownership of shares of HomeFed common stock as of the close of business on May 16, 2019 (except as noted in the footnotes below) and with respect to:

•	each person known by HomeFed to beneficially own 5% or more of the outstanding shares of HomeFed common stock;

•	each member of the HomeFed board;

•	each named executive officer; and

•	the members of the HomeFed board and HomeFed’s executive officers as a group.

Unless otherwise noted in the footnotes to the table, to the best of HomeFed’s knowledge, the persons named in the tables have sole voting and investing power with respect to all shares of HomeFed common stock indicated as being beneficially owned by them. Unless otherwise noted below, the address of each beneficial owner listed in the tables below is c/o HomeFed, 1903 Wright Place, Ste. 220, Carlsbad, California 92008.

HomeFed has determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, HomeFed believes, based on the information furnished to HomeFed, that the persons and entities named in the tables below have sole voting and investment power with respect to all shares of HomeFed common stock that he, she or it beneficially owns.

Security Ownership of Directors and Named Executive Officers

The following table sets forth information concerning the beneficial ownership of shares of HomeFed common stock as of May 16, 2019 for each current director, each named executive officer and for all current directors and executive officers of HomeFed as a group. None of the foregoing persons beneficially owned any equity securities of the HomeFed’s subsidiaries as of May 16, 2019.

Applicable percentage ownership is based on 15,500,246 shares of HomeFed common stock issued and outstanding, as well as an additional 42,625 shares of HomeFed common stock that would be issued upon exercise of outstanding options held by directors or executive officers within 60 days of May 16, 2019.

	HomeFed Common Stock Beneficially Owned(1)
Name of Beneficial Owner	Number of Shares HomeFed Common Stock		Percentage of Ownership of HomeFed Common Stock
John K. Aden, Jr.	16,625	(2)	*
Patrick D. Bienvenue	6,318	(3)	*
Paul J. Borden	29,200	(4)	*
Timothy M. Considine	6,900	(5)	*
Christian E. Foulger	19,125	(6)	*
Brian P. Friedman	3,000	(7)	*
Jimmy Hallac	1,150	(8)	*
Michael A. Lobatz	8,908	(9)	*
Erin N. Ruhe	20,125	(10)	*
Joseph S. Steinberg	776,362	(11)	5.0%
All current directors and executive officers (ten persons)	887,713		5.7%

*	Less than 1%.

(1)

Beneficial ownership has been determined in accordance with Rule 13d-3 of the Exchange Act. Unless otherwise indicated, beneficial ownership represents both sole voting and sole investment power. This table does not include, unless otherwise indicated, any shares of HomeFed common stock or other equity securities of HomeFed that may be held by pension and profit-sharing plans of other corporations or endowment funds of educational and charitable institutions for which various directors and officers serve as directors or trustees.

(2)	Includes 3,125 shares that may be acquired upon the exercise of currently exercisable stock options.
(3)	Includes 3,000 shares that may be acquired upon the exercise of currently exercisable stock options.
(4)	Includes 18,000 shares that may be acquired upon the exercise of currently exercisable stock options.
(5)

Includes 500 shares held by the Seeseeanoh Inc. Retirement Plan. Mr. Considine and his wife are the sole owners of Seeseeanoh, a real estate company in San Diego, California. Also includes (i) 3,400 shares held by The Considine Family 1981 Trust, of which Mr. Considine and his wife are trustees and (ii) 3,000 shares that may be acquired upon exercise of currently exercisable stock options.

(6)	Includes 3,125 shares that may be acquired upon the exercise of currently exercisable stock options.
(7)	Includes 3,000 shares that may be acquired upon the exercise of currently exercisable stock options.
(8)	Includes 250 shares that may be acquired upon the exercise of currently exercisable stock options.
(9)	Includes 3,000 shares that may be acquired upon the exercise of currently exercisable stock options.
(10)	Includes 3,125 shares that may be acquired upon the exercise of currently exercisable stock options.
(11)

Includes (i) 3,486 shares beneficially owned by Mr. Steinberg’s wife as to which Mr. Steinberg may be deemed to be the beneficial owner, (ii) 89,325 shares owned by trusts for the benefit of Mr. Steinberg’s children and (iii) 3,000 shares that may be acquired upon the exercise of currently exercisable stock options.

Security Ownership of Other Beneficial Owners

Name and Address of Beneficial Owner	Number of Shares of HomeFed Common Stock		Percentage of Ownership of HomeFed Common Stock
Jefferies Financial Group Inc.(1) 520 Madison Avenue New York, New York 10022	10,852,123		70.0%
Beck, Mack & Oliver LLC(2) 565 Fifth Avenue New York, New York 10017	1,365,881		8.82%
Steinberg 1992 Charitable Trust(3) c/o Jefferies Financial Group Inc. 520 Madison Avenue New York, New York 10022	42,381	*	*
Steinberg 1989 Trust(4) c/o Jefferies Financial Group Inc. 520 Madison Avenue New York, New York 10022	27,532	*	*
State of California(5)	695	*	*

*	Less than 1%.
(1)	Based solely on a Schedule 13D/A filed by Jefferies Financial Group Inc. with the SEC on May 3, 2019.
(2)	Based solely on a Schedule 13G filed by Beck, Mack & Oliver LLC on December 31, 2018.
(3)(4)

Joseph S. Steinberg is the beneficial owner of 779,362 shares of HomeFed common stock, including (i) 5,000 shares of HomeFed common stock that may be acquired from HomeFed upon the exercise of stock options, (ii) 3,486 shares of HomeFed common stock beneficially owned by Mr. Steinberg’s wife as to which Mr. Steinberg may be deemed to be the beneficial owner and (iii) 89,325 shares of HomeFed common stock owned by trusts for the benefit of the Mr. Steinberg’s children. The foregoing does not include 42,381 shares of the HomeFed common stock held by a charitable trust as to which Mr. Steinberg and his wife are trustees and as to which Mr. Steinberg disclaims beneficial ownership.
(5)	Based solely on a Schedule 14A filed by HomeFed Corporation with the SEC June 30, 2017.

HOUSEHOLDING OF PROXY MATERIALS

HomeFed have adopted a procedure approved by the SEC called “householding.” Under this procedure, HomeFed stockholders who have the same address and last name will receive only one copy of this proxy statement/prospectus unless one or more of these HomeFed stockholders notifies us that they wish to continue receiving individual copies. This procedure will reduce printing costs and postage fees. HomeFed stockholders who participate in householding will continue to receive separate proxy cards. Also, householding will not in any way affect dividend check mailings, if any.

If you are eligible for householding, but you and other stockholders of record with whom you share an address currently receive multiple copies of this proxy statement, or if you hold shares of HomeFed common stock in more than one account, and in either case you wish to receive only a single copy of each of these documents for your household, please contact HomeFed’s exchange agent, American Stock Transfer and Trust Company, LLC, in writing: 6201 15th Avenue, Brooklyn, New York 11219; or by telephone: in the U.S., Puerto Rico and Canada: 1-800-937-5449, outside the U.S., Puerto Rico and Canada: 1-718-921-8200. If you do not wish to participate in householding and prefer to receive separate copies of these documents in the future, please contact American Stock Transfer as indicated above and we will deliver promptly a separate copy of the proxy materials to you.

Beneficial owners of HomeFed common stock can request information about householding from their banks, brokers or other HomeFed stockholders.

WHERE YOU CAN FIND MORE INFORMATION

HomeFed and Jefferies file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any documents HomeFed and Jefferies file at the SEC public reference room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains an Internet website that contains reports, proxy statements and other information regarding issuers, including HomeFed and Jefferies, who file electronically with the SEC. The address of that site is www.sec.gov. The information contained on the SEC’s website is expressly not incorporated by reference into this proxy statement/prospectus.

Statements contained in this proxy statement/prospectus, or in any document incorporated by reference into this proxy statement/prospectus regarding the contents of any contract or other document, are not necessarily complete and each such statement is qualified in its entirety by reference to that contract or other document. The SEC allows HomeFed and Jefferies to “incorporate by reference” into this proxy statement/prospectus documents HomeFed and Jefferies file with the SEC, including certain information required to be included in the registration statement on Form S-4 filed by Jefferies to register the shares of Jefferies common stock that will be issued in the merger, of which this proxy statement/prospectus forms a part. This means that HomeFed and Jefferies can disclose important information to you by referring you to those documents. The information incorporated by reference into this proxy statement/prospectus is considered to be a part of this proxy statement/prospectus. Any statement contained in a document incorporated or deemed to be incorporated by reference in this registration statement will be deemed to be modified or superseded for purposes of this registration statement to the extent that a statement contained in this registration statement or in any other subsequently filed document that also is or is deemed to be incorporated by reference in this registration statement modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this registration statement. HomeFed and Jefferies incorporate by reference the documents listed below and any documents subsequently filed by each of them pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act (excluding any information furnished under Items 2.02 or 7.01 of Form 8-K) and before the date of the special meeting.

HomeFed:

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2018;

•	Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2019;

•	Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018;

•

Current Reports on Form 8-K filed with the SEC on February 20, 2019, April 15, 2019 and May 3, 2019 (other than the portions of the documents not deemed to be filed pursuant to the rules promulgated under the Exchange Act);

•	Restated Certificate of Incorporation of HomeFed, filed with the SEC on July 3, 1995, and each subsequent amendment and/or restatement;

•	By-Laws of HomeFed, as amended, filed with the SEC on July 3, 1995 and each subsequent amendment and/or restatement; and

•	Definitive Proxy Statement for HomeFed’s 2018 Annual Meeting filed with the SEC on June 6, 2018.

Jefferies:

•	Statements of Acquisition of Beneficial Ownership on Form 13D/A filed with the SEC on April 15, 2019 and May 3, 2019;

•	Quarterly Report on Form 10-Q for the quarterly period ended February 28, 2019;

•	Transition Report on Form 10-K for the fiscal year ended November 30, 2018;

•	Amendment No. 1 to Transition Report on Form 10-K/A for the fiscal year ended November 30, 2018

•

Current Reports on Form 8-K filed with the SEC on April  15, 2019 and May 3, 2019 (other than the portions of the documents not deemed to be filed pursuant to the rules promulgated under the Exchange Act); and

•	Definitive Proxy Statement for Jefferies’ 2019 Annual Meeting filed with the SEC on February 15, 2019.

Any person may obtain any of the documents incorporated by reference into this proxy statement/prospectus from the SEC, through the SEC’s website at the address provided above, or from HomeFed and Jefferies, at their respective websites, or by requesting them in writing or by telephone from the appropriate company at the following addresses and telephone number:

HomeFed Corporation Attention: Roland Kelly Corporate Secretary 1903 Wright Place, Suite 220 Carlsbad, California 92008 Telephone: (760) 918-8200 Website: www.homefedcorporation.com	Jefferies Financial Group Inc. Attention: Investor Relations 520 Madison Avenue New York, New York 10022 Telephone: (212) 460-1900 Website: www.jefferies.com

The Internet website addresses of HomeFed and Jefferies are provided as inactive textual references only. The information provided on the Internet websites of HomeFed and Jefferies, other than copies of the documents incorporated by reference into this proxy statement/prospectus, are not part of this proxy statement/prospectus and, therefore, are not incorporated herein by reference.

These documents are available from HomeFed or Jefferies, as the case may be, without charge, excluding any exhibits to them unless the exhibit is specifically listed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part.

Any person may also obtain documents incorporated by reference into this proxy statement/prospectus by requesting them in writing or by telephone from HomeFed’s proxy solicitor, Innisfree M&A Incorporated, banks and brokers call collect: (212) 750-5833 and stockholders call toll free: (877) 687-1875.

If you are a stockholder and would like to request documents, please do so by June 14, 2019 to receive them before the special meeting. If you request any documents from HomeFed, HomeFed will mail them to you by first class mail, or anther equally prompt means, within one business day after HomeFed receives your request.

Notwithstanding the foregoing, information furnished by HomeFed or Jefferies on any Current Report on Form 8-K, including the related exhibits, that, pursuant to and in accordance with the rules and regulations of the SEC, is not deemed “filed” for purposes of the Exchange Act will not be deemed to be incorporated by reference into this proxy statement/prospectus.

THIS PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE THE SOLICITATION OF A PROXY IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM OR FROM WHOM IT IS UNLAWFUL TO MAKE SUCH PROXY SOLICITATION IN THAT JURISDICTION. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE INTO THIS PROXY STATEMENT/PROSPECTUS TO VOTE YOUR SHARES OF HOMEFED COMMON STOCK AT THE SPECIAL MEETING. HOMEFED HAS NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS. THIS PROXY STATEMENT/PROSPECTUS IS DATED MAY 20, 2019. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THAT DATE, AND THE MAILING OF THIS PROXY STATEMENT/PROSPECTUS TO STOCKHOLDERS DOES NOT CREATE ANY IMPLICATION TO THE CONTRARY.

Annex A

Execution Version

AGREEMENT AND PLAN OF MERGER

among

HOMEFED CORPORATION,

JEFFERIES FINANCIAL GROUP INC.

and

HEAT MERGER SUB, LLC

Dated as of April 12, 2019

as amended by

AMENDMENT NO. 1

to

AGREEMENT AND PLAN OF MERGER

dated as of May 2, 2019

A-i

A-ii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of April 12, 2019 (this “Agreement”), is made and entered into by and among Jefferies Financial Group Inc., a New York corporation (“Parent”), Heat Merger Sub, LLC, a Delaware limited liability company and a wholly-owned Subsidiary of Parent (“Merger Sub”), and HomeFed Corporation, a Delaware corporation (the “Company”). Parent, Merger Sub and the Company are referred to individually as a “Party” and collectively as the “Parties.”

RECITALS

WHEREAS, upon the terms and subject to the conditions set forth in this Agreement, the Parties wish to merge the Company with and into Merger Sub with Merger Sub surviving the merger as the surviving company (the “Surviving Company”) and a wholly-owned subsidiary of Parent (the “Merger”);

WHEREAS, a committee comprised of certain independent and disinterested directors (the “Special Committee”) of the board of directors of the Company (the “Company Board”) has unanimously (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are in the best interests of the Company and its Public Stockholders, (ii) approved, adopted and declared advisable this Agreement and the transactions contemplated hereby, including the Merger, and (iii) recommended to the Company Board that the Company Board (A) approve and adopt this Agreement and the consummation of the transactions contemplated hereby, including the Merger, and (B) recommend to the Company stockholders that the Company stockholders adopt this Agreement;

WHEREAS, upon receipt of such approval and recommendation of the Special Committee, the Company Board has (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are in the best interests of the Company and its Public Stockholders, (ii) approved, adopted and declared advisable this Agreement and the transactions contemplated hereby, including the Merger, (iii) directed that this Agreement and the Merger be submitted to a vote of the Company stockholders and (iv) recommended to the Company stockholders that the Company stockholders adopt this Agreement;

WHEREAS, the board of directors of Parent has (i) approved this Agreement and the transactions contemplated hereby, including the Merger and the Share Issuance, upon the terms and subject to the conditions set forth in this Agreement, and (ii) adopted and approved this Agreement;

WHEREAS, the sole member of Merger Sub has (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are in the best interests of Merger Sub and its sole member and (ii) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger;

WHEREAS, immediately prior to the execution and delivery of this Agreement, and in furtherance of the transactions contemplated by this Agreement, Parent and the Company have agreed to amend that certain Stockholders Agreement by and between Parent and the Company;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to the Company’s willingness to enter into this Agreement, Parent is entering into an agreement (the “Parent Voting Agreement”) pursuant to which Parent agrees to support the Merger and the other transactions contemplated hereby, including by voting the shares of Company Common Stock beneficially owned by Parent in favor of the approval of this Agreement;

WHEREAS, for U.S. federal income tax purposes, it is intended that the Merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, and the rules and regulations promulgated thereunder, and this Agreement shall constitute a “plan of reorganization” within the meaning of Treasury Regulation Section 1.368-2(g); and

WHEREAS, Parent, the Company and Merger Sub desire to make certain representations, warranties, covenants and agreements specified herein in connection with this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the Parties agree as follows:

ARTICLE I

THE MERGER

Section 1.01 The Merger. On the terms and subject to the conditions set forth in this Agreement, and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”) and the DLLCA, on the Closing Date, the Merger shall occur. At the Effective Time, the separate corporate existence of the Company shall cease and Merger Sub shall continue as the Surviving Company in the Merger. The Merger, the issuance by Parent of Parent Common Stock in connection with the Merger (the “Share Issuance”) and the other transactions contemplated by the Transaction Agreements are referred to collectively as the “Transactions”.

Section 1.02 Closing. The closing (the “Closing”) of the Merger shall take place at the offices of Weil, Gotshal & Manges, LLP, at 10:00 a.m., New York City time, on a date to be specified by the Company and Parent, which shall be no later than the second (2nd) Business Day following the satisfaction or (to the extent permitted by Law) waiver by the party or parties entitled to the benefits thereof of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by Law) waiver of those conditions), or at such other place, time and date as shall be agreed in writing between the Company and Parent. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”.

Section 1.03 Effective Time. Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the parties shall file with the Secretary of State of the State of Delaware a certificate of merger relating to the Merger (the “Certificate of Merger”) executed in accordance with, and in such form as is required by, the relevant provisions of the DGCL and the DLLCA, and, as soon as practicable on or after the Closing Date, shall make all other filings required under the DGCL, the DLLCA or by the Secretary of State of the State of Delaware in connection with the Merger. The Merger shall become effective at the time that the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware, or at such later time as the Company and Parent shall agree and specify in the Certificate of Merger (the time the Merger becomes effective being the “Effective Time”).

Section 1.04 Effects. The Merger shall have the effects set forth in this Agreement and the applicable provisions of the DGCL and the DLLCA. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the properties, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Company, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Company.

Section 1.05 Certificate of Formation; Limited Liability Company Agreement. At the Effective Time, the certificate of formation of Merger Sub as in effect immediately prior to the Merger shall be the certificate of formation of the Surviving Company until thereafter changed or amended as provided therein or by applicable Law. The limited liability company agreement in the form attached hereto as Exhibit A shall be the limited liability company agreement of the Surviving Company until thereafter changed or amended as provided therein or by applicable Law, but subject to Section 6.04.

Section 1.06 Officers of Surviving Company. The officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Company until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be, in accordance with the limited liability company agreement of the Surviving Company.

ARTICLE II

EFFECT ON THE CAPITAL STOCK OF THE CONSTITUENT ENTITIES; EXCHANGE OF CERTIFICATES

Section 2.01 Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holders of any shares of Company Common Stock or Merger Sub Interests:

(a) Conversion of Merger Sub Limited Liability Company Interests. Each limited liability company interest of Merger Sub (“Merger Sub Interests”) issued and outstanding immediately prior to the Effective Time shall be converted into a limited liability company interest of the Surviving Company with the same rights, powers and privileges as the interests so converted and shall constitute the only limited liability company interests of the Surviving Company. From and after the Effective Time, all certificates, if any, representing limited liability company interests of Merger Sub shall be deemed for all purposes to represent the number of limited liability company interests of the Surviving Company into which they were converted in accordance with the immediately preceding sentence.

(b) Cancellation of Excluded Shares. Each share of common stock, par value $0.01 per share, of the Company (the “Company Common Stock”) (i) that is owned by the Company as treasury stock, (ii) that is owned by Parent or any of its Subsidiaries (including Merger Sub) or (iii) that is owned by stockholders (“Dissenting Stockholders”) who have perfected and have not withdrawn a demand for appraisal rights pursuant to Section 262 of the DGCL immediately prior to the Effective Time, as provided in Section 2.04, in each case shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and no consideration shall be delivered in exchange therefor. The shares of Company Common Stock referred to in clauses (i), (ii) and (iii) of this Section 2.01(b) are collectively referred to as the “Excluded Shares.”

(c) Conversion of Company Common Stock. (i) Subject to Section 2.02 and Section 2.04, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than shares to be canceled in accordance with Section 2.01(b)) shall be converted into the right to receive a number of validly issued, fully paid and nonassessable shares of Parent Common Stock equal to the Exchange Ratio (the “Merger Consideration”).

(ii) All such shares of Company Common Stock, when so converted, shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a certificate (or evidence of shares in book-entry form) that immediately prior to the Effective Time represented any such shares of Company Common Stock (each, a “Certificate”) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration and any cash in lieu of fractional shares of Parent Common Stock to be issued or paid in consideration therefor and any dividends or other distributions to which holders become entitled upon the surrender of such Certificate in accordance with Section 2.02, without interest. Notwithstanding the foregoing, if between the date of this Agreement and the Effective Time the outstanding shares of Parent Common Stock or Company Common Stock shall have been changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination, consolidation or exchange of shares, or any similar event shall have occurred (whether by merger, consolidation, conversion or otherwise), or there occurs a record date with respect to any of the foregoing, then any number or amount contained herein which is based upon the number of shares of Parent Common Stock or Company Common Stock, as the case may be, will be appropriately adjusted to provide to Parent and the holders of Company Common Stock the same economic effect as contemplated by this Agreement prior to such event; provided, however, that this sentence shall not be construed to permit Parent or the Company to take any action with respect to its securities that is prohibited by the terms of this Agreement.

Section 2.02 Exchange of Company Common Stock.

(a) Exchange Agent. Prior to the Effective Time, Parent shall appoint a bank or trust company reasonably acceptable to the Company to act as exchange agent (the “Exchange Agent”) for the payment of the Merger Consideration. At or prior to the Effective Time, Parent shall deposit with the Exchange Agent, for the benefit of the holders of Certificates and those holding in book-entry form, for exchange in accordance with this Article II through the Exchange Agent, the number of shares of Parent Common Stock (in book-entry form) to be issued as the Merger Consideration and cash sufficient to make payments in lieu of fractional shares pursuant to Section 2.02(f). All such Parent Common Stock and cash deposited with the Exchange Agent is hereinafter referred to as the “Exchange Fund”.

(b) Letter of Transmittal. As promptly as reasonably practicable after the Effective Time, Parent shall cause the Exchange Agent to mail to each holder of record of Company Common Stock a letter of transmittal substantially in the form attached hereto as Exhibit B (the “Letter of Transmittal”) (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall include customary provisions with respect to delivery of an “agent’s message” with respect to shares held in book-entry form) , together with instructions thereto.

(c) Merger Consideration Received in Connection with Exchange. Upon (i) the surrender of such Certificate for cancellation to the Exchange Agent, in the case of shares of Company Common Stock represented by a Certificate, or (ii) the receipt of an “agent’s message” by the Exchange Agent, in the case of shares of Company Common Stock held in book-entry form, and in each case together with the Letter of Transmittal, duly, completely and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, the holder of such shares shall be entitled to receive in exchange therefor (A) the Merger Consideration into which such shares of Company Common Stock shall have been converted pursuant to Section 2.01(c) and (B) any cash in lieu of fractional shares which the holder shall have the right to receive pursuant to Section 2.02(f) and in respect of any dividends or other distributions which the holder shall have the right to receive pursuant to Section 2.02(d). In the event of a transfer of ownership of Company Common Stock which is not registered in the transfer records of the Company, a certificate representing the proper number of shares of Parent Common Stock pursuant to Section 2.01(c) and cash in lieu of fractional shares which the holder shall have the right to receive pursuant to Section 2.02(f) and in respect of any dividends or other distributions which the holder shall have the right to receive pursuant to Section 2.02(d) may be issued to a transferee if the Certificate representing such Company Common Stock (or, if such Company Common Stock is held in book-entry form, proper evidence of such transfer) is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence satisfactory to the Exchange Agent and Parent that any applicable stock transfer or similar Taxes have been paid or are not applicable. Until surrendered as contemplated by this Section 2.02(c), each share of Company Common Stock, and any Certificate with respect thereto, shall be deemed at any time from and after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration which the holders of shares of Company Common Stock were entitled to receive in respect of such shares pursuant to this Section 2.01(c) (and cash in lieu of fractional shares pursuant to Section 2.02(f) and in respect of any dividends or other distributions pursuant to Section 2.02(d)). No interest shall be paid or shall accrue on the cash payable upon surrender of any Certificate (or shares of Company Common Stock held in book-entry form).

(d) Treatment of Unexchanged Shares. No dividends or other distributions declared or made with respect to Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate (or shares of Company Common Stock held in book-entry form) with respect to the shares of Parent Common Stock issuable upon surrender thereof, and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 2.02(f), until the surrender of such Certificate (or shares of Company Common Stock held in book-entry form) in accordance with this Article II. Following surrender of any such Certificate (or shares of Company Common Stock held in book-entry form), there shall be paid to the holder of the certificate representing whole shares of Parent Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of any cash payable in lieu of a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 2.02(f) and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such whole shares of Parent Common Stock.

(e) No Further Ownership Rights in Company Common Stock. The shares of Parent Common Stock issued and cash paid in accordance with the terms of this Article II upon conversion of any shares of Company Common Stock (including any cash paid pursuant to Section 2.02(f)) shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to such shares of Company Common Stock. From and after the Effective Time, there shall be no further registration of transfers on the stock transfer books of the Surviving Company of shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificates formerly representing shares of Company Common Stock (or shares of Company Common Stock held in book-entry form) are presented to Parent or the Exchange Agent for any reason, they shall be canceled and exchanged as provided in this Article II.

(f) No Fractional Shares. No certificates or scrip or book-entry representing fractional shares of Parent Common Stock shall be issued or made upon the conversion of Company Common Stock pursuant to Section 2.01(c). Notwithstanding any other provision of this Agreement, each holder of shares of Company Common Stock converted pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock (after taking into account all shares of Company Common Stock exchanged by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to such fractional amount multiplied by the last reported sale price of Parent Common Stock on the New York Stock Exchange (the “NYSE”) (as reported in The Wall Street Journal or, if not reported therein, in another authoritative source mutually selected by Parent and the Company) on the last complete trading day prior to the date of the Effective Time.

(g) Termination of Exchange Fund. Any portion of the Exchange Fund (including any interest received with respect thereto) that remains undistributed to the holders of Company Common Stock for one (1) year after the Effective Time shall be delivered to Parent and any holder of Company Common Stock who has not theretofore complied with this Article II shall thereafter look only to Parent for payment of its claim for Merger Consideration, any cash in lieu of fractional shares and any dividends and distributions to which such holder is entitled pursuant to this Article II, in each case without any interest thereon.

(h) No Liability. None of the Company, Parent, Merger Sub or the Exchange Agent shall be liable to any Person in respect of any portion of the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any portion of the Exchange Fund which remains undistributed to the holders of Certificates for one (1) year after the Effective Time (or immediately prior to such earlier date on which the Exchange Fund would otherwise escheat to, or become the property of, any Governmental Entity) shall, to the extent permitted by applicable Law, become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto.

(i) Investment of Exchange Fund. The Exchange Agent shall invest any cash in the Exchange Fund as directed by Parent. Any interest and other income resulting from such investments shall be paid to Parent.

(j) Withholding Rights. Each of Parent, Merger Sub, the Company and the Exchange Agent shall be entitled to deduct and withhold from amounts otherwise payable pursuant to this Agreement any amounts required to be deducted and withheld with respect to the making of such payment under applicable Tax Law. Amounts so withheld and paid over to the appropriate taxing authority shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

(k) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond, in such reasonable and customary amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall issue, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration, any cash in lieu of fractional shares and any dividends and distributions on the Certificate deliverable in respect thereof pursuant to this Agreement.

Section 2.03 Reserved.

Section 2.04 Dissenters’ Rights. No Dissenting Stockholder shall be entitled to receive the Merger Consideration pursuant to the provisions of this Article II unless and until the holder thereof shall have failed to perfect or shall have effectively withdrawn, waived or lost such holder’s right to dissent from the Merger under the DGCL, and any Dissenting Stockholder shall be entitled to receive only the payment from the Company provided by Section 262 of the DGCL with respect to Company Common Stock owned by such Dissenting Stockholder. If any Person who otherwise would be deemed a Dissenting Stockholder shall have failed to properly perfect or shall have effectively withdrawn or lost the right to dissent under Section 262 of the DGCL or if a court of competent jurisdiction shall finally determine that the Dissenting Stockholder is not entitled to relief provided by Section 262 of the DGCL with respect to any shares of Company Common Stock, then such Company Common Stock shall thereupon be treated as if such Company Common Stock had been converted, as of the Effective Time, into the right to receive the Merger Consideration without interest and less any required Tax withholding. The Company shall give Parent (i) prompt written notice of any written demands for appraisal, attempted withdrawals of such demands, and any other instruments served pursuant to applicable Law received by the Company relating to shareholders’ rights of appraisal and (ii) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal. The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any demands for appraisal, offer to settle or settle any such demands or approve any withdrawal of any such demands.

Section 2.05 Treatment of Company Equity Awards.

(a) Company Stock Options. Each Company Stock Option, whether vested or unvested, that is outstanding and unexercised immediately prior to the Effective Time shall, as of the Effective Time, automatically and without any action on the part of the holder thereof, be assumed by Parent and converted into a Parent Stock Option to purchase that number of shares of Parent Common Stock (rounded down to the nearest whole share) equal to the product obtained by multiplying (A) the total number of shares of Company Common

Stock subject to such Company Stock Option immediately prior to the Effective Time by (B) the Exchange Ratio, at a per-share exercise price (rounded up to the nearest whole cent) equal to the quotient obtained by dividing (x) the exercise price per share of Company Common Stock at which such Company Stock Option was exercisable immediately prior to the Effective Time by (y) the Exchange Ratio. Except as otherwise provided in this Section 2.05(a), each such Parent Stock Option shall continue to have, and shall be subject to, the same terms and conditions (including the applicable vesting conditions) as applied to the corresponding Company Stock Option immediately prior to the Effective Time.

(b) Company RSU Opportunity Awards. Each Company RSU Opportunity Award that is outstanding immediately prior to the Effective Time shall, as of the Effective Time, automatically and without any action on the part of the holder thereof, be assumed by Parent and converted into a Parent RSU Opportunity Award with respect to a number of shares (or, if applicable, a range of a number of shares) of Parent Common Stock (rounded to the nearest whole share) equal to the product obtained by multiplying (i) the number of shares of Company Common Stock subject to such Company RSU Opportunity Award immediately prior to the Effective Time by (B) the Exchange Ratio. Except as otherwise provided in this Section 2.05(b), each such Parent RSU Opportunity Award shall continue to have, and shall be subject to, the same terms and conditions (including the applicable vesting conditions) as applied to the corresponding Company RSU Opportunity Award immediately prior to the Effective Time.

(c) Company Actions. Prior to the Effective Time, the Company Board (or, if appropriate, any committee thereof administering the Company Stock Plans) shall pass resolutions to effect the foregoing provisions of this Section 2.05.

(d) Parent Actions. As soon as practicable after the Effective Time, if and to the extent necessary to cause a sufficient number of shares of Parent Common Stock to be registered and issuable with respect to the Parent Equity Awards, Parent shall prepare and file with the SEC a post-effective amendment to Form S-4 or registration statement on Form S-1, S-3 or S-8 (or any successor or other appropriate forms) with respect to the shares of Parent Common Stock subject to the Parent Equity Awards (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such awards remain outstanding.

(e) Extraordinary Event. The Company Board has determined that the Merger will not constitute an Extraordinary Event (as defined in the Amended and Restated 1999 Stock Incentive Plan) with respect to the Company Stock Options and the Company shall take all actions necessary with such interpretation to ensure the treatment of the Company Stock Options under this Section 2.05.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as otherwise disclosed in the Parent SEC Documents filed with or furnished to the SEC prior to the date of this Agreement, but excluding disclosures set forth in any risk factors, “forward looking statements” or other statements included in such Parent SEC Documents to the extent they are predictive or forward looking in nature, Parent and Merger Sub hereby jointly and severally represent and warrant to the Company as follows:

Section 3.01 Corporate Existence and Power. Parent is a New York corporation duly organized, validly existing and in good standing under the Laws of the State of New York and Merger Sub is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware. Each of Parent and Merger Sub is duly qualified to do business in each other jurisdiction where such qualification is necessary for it to carry on its business as now conducted, except where the failure to be so qualified, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. Parent has made available to the Company complete and correct copies of the Organizational Documents for each of Parent and Merger Sub, in each case as amended to date.

Section 3.02 Corporate Authorization. Each of Parent and Merger Sub has full power and authority to enter into this Agreement and to consummate the Transactions. The execution, delivery and performance by Parent and

Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the Transactions have been duly authorized by all necessary action on the part of Parent and Merger Sub. Each of Parent and Merger Sub has duly executed and delivered this Agreement, and, assuming due authorization, execution and delivery by the Company, this Agreement constitutes a valid and binding agreement of each of Parent and Merger Sub, enforceable against each such Person in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, moratorium and other similar applicable Laws affecting creditors’ rights generally and by general principles of equity.

Section 3.03 Governmental Authorization. The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the Transactions require no action by or in respect of, consent, approval, authorization or permit from, or filing with or notification to, any Governmental Entity, other than (i) the filing of the Certificate of Merger with the Office of the Secretary of State of the State of Delaware and compliance with other applicable requirements of the DGCL and the DLLCA in connection therewith and the filing of appropriate corresponding documents with the appropriate authorities of any other states in which the Parent and Merger Sub are qualified to transact business, (ii) the filing with the SEC of the Form S-4 and any other filings and reports that may be required in connection with this Agreement and the Transactions under the Exchange Act, (iii) compliance with any applicable requirements of the Securities Act, the Exchange Act and any other applicable securities laws and stock exchange rules and (iv) any other actions or filings the absence of which would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

Section 3.04 Non-contravention. The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the Transactions do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the Organizational Documents of Parent or Merger Sub, (ii) contravene, conflict with or result in a violation or breach of any provision of any applicable Law or Order or (iii) require any consent or approval under, violate, conflict with, result in any breach of or any loss of any benefit under, constitute a change of control or default under, or result in termination or cancellation or give to others any right of termination, vesting, amendment, acceleration or cancellation (in each case, with or without notice or lapse of time or both) of any Contract to which Parent, Merger Sub or any other Subsidiary of Parent is a party, or by which they or any of their respective properties or assets may be bound or affected, with such exceptions, in the case of each of clauses (ii) through (iii) above, as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

Section 3.05 Capitalization and Operation of Merger Sub.

(a) The authorized capital stock of Parent consists of 600,000,000 shares of common stock, par value $1.00 per share (“Parent Common Stock”), and 6,000,000 shares of preferred stock, par value $1.00 per share (“Parent Preferred Stock”), of which 125,000 shares have been designated as 3.25% Series A Cumulative Convertible Preferred Shares (the “Parent Series A Preferred Stock”). At the close of business on April 11, 2019, (i) 291,236,845 shares of Parent Common Stock (excluding treasury shares) were issued and outstanding, (ii) 25,810,031 shares of Parent Common Stock were held by Parent in its treasury and (iii) 125,000 shares of Parent Series A Preferred Stock were issued and outstanding. Except as set forth above, there are no outstanding (i) shares of capital stock, convertible debt securities or other voting securities of or ownership interests in Parent, (ii) securities of Parent or any of its subsidiaries convertible into or exchange for shares of capital stock, debt securities or voting securities of or ownership interests in Parent other than outstanding equity awards granted pursuant to Parent’s equity plans, (iii) subscriptions, calls, contracts, commitments, understandings, restrictions, arrangements, rights, warrants, options or other rights to acquire from Parent or any subsidiary of Parent to issue any capital stock, debt securities, voting securities or other ownership interests in, Parent, or obligations of Parent or any subsidiary of Parent to grant, extend or enter into any such arrangement or commitment or (iv) obligations of Parent to repurchase, redeem or otherwise acquire any outstanding securities of Parent, or to vote or to dispose of any shares of capital stock of Parent. All of the outstanding shares of capital stock of Parent have been duly authorized and validly issued and are fully paid and nonassessable and free of preemptive or similar rights. The shares of Parent Common Stock constituting the Merger Consideration and the shares of Parent Common Stock reserved under Parent Equity Awards to be issued in accordance with Section 2.04 will be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to, or issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the New York Corporation Law, the Organizational Documents or any Contract to which Parent is a party or otherwise bound.

(b) As of the date of this Agreement, all of the issued and outstanding limited liability company interests of Merger Sub are, and at the Effective Time will be, owned, directly or indirectly, by Parent. Merger Sub has been formed solely for the purpose of engaging in the Transactions and prior to the Effective Time will have engaged in no other business activities and will have incurred no liabilities or obligations other than as contemplated hereby or otherwise incidental or ancillary to the Transactions.

Section 3.06 SEC Filings and the Sarbanes-Oxley Act.

(a) Since January 1, 2017, Parent has timely filed with or furnished to the SEC (subject to extensions pursuant to Exchange Act Rule 12b-25) each report, statement, schedule, form, registration statement, proxy statement, certification or other document (including exhibits and all other information incorporated therein) or filing required by applicable Law to be filed with or furnished by Parent to the SEC (the documents referred to in this Section 3.06(a), as they may have been supplemented, modified or amended since the initial filing date and together with all exhibits thereto and information incorporated by reference therein, the “Parent SEC Documents”).

(b) As of its filing date (or, if amended, supplemented, modified or superseded by a filing prior to the date of this Agreement, on the date of such filing), each Parent SEC Document complied, and each such Parent SEC Document filed subsequent to the date of this Agreement and prior to the Effective Time will comply, in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (“SOX”) and the rules and regulations of the SEC promulgated thereunder applicable to those Parent SEC Documents.

(c) As of its filing date (or, if amended, supplemented, modified or superseded by another filing prior to the date of this Agreement, on the date of such filing), each Parent SEC Document filed on or prior to the date hereof did not, and each such Parent SEC Document filed subsequent to the date of this Agreement and prior to the Effective Time will not, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(d) With respect to each annual report on Form 10-K and each quarterly report on Form 10-Q (and any amendments to such Form 10-K or 10-Q) included in the Parent SEC Documents, the principal executive officer and principal financial officer of Parent have made all certifications required by SOX and any related rules and regulations promulgated by the SEC, and (A) the statements contained in any such certifications were complete and correct and (B) such certification complied with the applicable provisions of SOX, in each case in all material respects as of their respective dates. As of the date of this Agreement, Parent has not received written notice from the SEC challenging or questioning the accuracy, completeness, form or manner of filing of such certifications made with respect to the Parent SEC Documents filed prior to the date of this Agreement. Parent has timely responded to all comment letters of the Staff of the SEC relating to the Parent SEC Documents, and the SEC has not asserted that any of such responses are inadequate, insufficient or otherwise non-responsive. None of the Parent SEC Documents is, to Parent’s Knowledge, the subject of ongoing SEC review.

(e) Parent is in compliance in all material respects with all applicable requirements of the NYSE and is in compliance in all material respects with all applicable provisions, rules, regulations and requirements of SOX.

Section 3.07 Financial Statements and Undisclosed Liabilities.

(a) The financial statements of Parent (including any related notes and schedules thereto) included in the Parent SEC Documents (i) have been derived from the accounting books and records of Parent and Parent’s consolidated subsidiaries, (ii) as of their respective dates of filing with the SEC complied in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, (iii) have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and (iv) fairly present, in all material respects, the consolidated financial position of Parent and Parent’s consolidated subsidiaries and the consolidated results of operations, stockholders’ equity and cash flows as of the dates and for the respective periods indicated (subject, in the case of the unaudited statements, to normal year-end audit adjustments and the absence of notes, none of which individually or in the aggregate are material).

(b) Parent and Parent’s consolidated subsidiaries do not have any liabilities or obligations of any nature (whether absolute, contingent, accrued or otherwise) required by GAAP to be reflected or reserved against in a consolidated balance sheet (or the notes thereto) of Parent, except for those liabilities and obligations (i) reflected or reserved against in the most recent consolidated balance sheet of the Company (including the notes thereto) included in Parent’s transition report on Form 10-K for the transition period ended November 30, 2018, (ii) incurred since November 30, 2018 in the ordinary course of business consistent with past practice, (iii) that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect or (iv) incurred in accordance with this Agreement.

Section 3.08 No Vote of Parent Shareholders; Required Approval. No vote or consent of the holders of any class or series of capital stock of Parent or the holders of any other securities of Parent (equity or otherwise) is necessary to adopt this Agreement, or to approve the Merger or the other Transactions, including under New York Corporation Law, the rules of the NYSE, the Organizational Documents or any Contract to which Parent is a party or otherwise bound. The vote or consent of Parent or a wholly-owned Subsidiary of Parent as the sole member of Merger Sub is the only vote or consent of the member of Merger Sub necessary to approve the Merger and adopt this Agreement, and Parent shall cause such vote to be taken by consent immediately following the execution and delivery of this Agreement.

Section 3.09 Disclosure Documents. None of the information supplied or to be supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 is filed with the SEC, and at any time it is amended or supplemented or at the time the Form S-4 becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and (ii) the Proxy Statement will, at the date it or any amendment or supplement is mailed to holders of the shares of Company Common Stock and at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading (except that no representation or warranty is made by Parent or Merger Sub regarding such portions thereof that relate expressly to the Company or any Company Subsidiaries or to statements made therein to the extent based on information supplied by or on behalf of the Company for inclusion or incorporation by reference therein).

Section 3.10 Absence of Certain Changes or Events. From December 1, 2018 to the date of this Agreement, there has not occurred any fact, circumstance, effect, change, event or development that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect.

Section 3.11 Brokers’ Fees and Expenses. No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent or Merger Sub.

Section 3.12 Absence of Certain Agreements. Except as set forth in the Parent SEC Documents, neither Parent nor any of its Affiliates has entered into any agreement, arrangement or understanding (in each case, whether oral or written), or authorized, committed or agreed to enter into any agreement, arrangement or understanding (in each case, whether oral or written) with any stockholder of the Company in connection with the transactions contemplated by this Agreement.

Section 3.13 Sufficient Funds. On the Closing Date, Parent will have sufficient funds available to enable Parent to consummate the Transactions and to pay all cash amounts required to be paid by Parent, Merger Sub and the Surviving Company under the Transaction Agreements in connection with the Transactions, together with any fees and expenses of or payable by Parent, Merger Sub and the Surviving Company with respect to the Transactions.

Section 3.14 Intended Tax Treatment. Neither Parent nor any of its Affiliates has taken or agreed to take any action or knows of the existence of any fact that is reasonably likely to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

Section 3.15 No Other Representations or Warranties. Except for the representations and warranties contained in Article IV, each of Parent and Merger Sub acknowledges that none of the Company, the Company Subsidiaries or any other Person on behalf of the Company makes any other express or implied representation or warranty whatsoever with respect to the Company or any Company Subsidiary or with respect to any information provided to Parent or Merger Sub or any of their respective affiliates and Representatives in connection with the Transactions, including the accuracy and completeness thereof, and specifically (but without limiting the generality of the foregoing) that none of the Company, the Company Subsidiaries or any other Person on behalf of the Company makes any representation or warranty with respect to: (i) any projections, estimates or budgets delivered or made available to Parent or any of its affiliates or Representatives of business, prospects, future revenues, results of operations (or any component thereof), cash flows or financial condition (or any component thereof) of the Company and the Company Subsidiaries or (ii) the future business and operations of the Company and the Company Subsidiaries, including in the case of (i) and (ii) with respect to any information, documents, projections, forecasts or other material made available to Parent or its affiliates and Representatives in expectation of the transactions contemplated by this Agreement, and neither of Parent nor Merger Sub has relied on any such information or any representation or warranty not set forth in Article IV.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as otherwise disclosed in (a) the Company SEC Documents filed with or furnished to the SEC prior to the date of this Agreement, but excluding disclosures set forth in any risk factors, “forward looking statements” or other statements included in such Company SEC Documents to the extent they are predictive or forward looking in nature, or (b) the corresponding section of the letter (the “Company Disclosure Letter”) delivered to Parent by the Company at the time of the execution of this Agreement (it being agreed that disclosure of any item in any section or subsection of the Company Disclosure Letter shall be deemed disclosure with respect to any other section or subsection to which the relevance of such item is reasonably apparent), the Company represents and warrants to Parent and Merger Sub as follows:

Section 4.01 Corporate Existence and Power. The Company is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware. The Company has full power and authority required to own, lease and operate the assets and properties that it purports to own, lease and operate and to carry on its business conducted as of the date of this Agreement. The Company is duly licensed and qualified to do business as a foreign corporation and is in good standing (to the extent a concept of “good standing” is applicable) in each jurisdiction where such qualification is necessary, except for those jurisdictions where the failure to be so licensed, qualified or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

Section 4.02 Organizational Documents. The Organizational Documents that are incorporated by reference as exhibits to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 are true, correct and complete copies of the Organizational Documents of the Company as of the date of this Agreement, and contain and reflect any and all amendments thereto, and (i) the Organizational Documents of the Company are in full force and effect and (ii) the Company is not in material violation of any material provision of such Organizational Documents.

Section 4.03 Corporate Authorization.

(a) Authority; Enforceability. (i) The Company has full power and authority to enter into this Agreement and the other Transaction Agreements and, subject to obtaining the Company Stockholder Approval, to consummate the Transactions, and (ii) the execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Transactions have been duly authorized by all necessary action on the part of the Company, subject, in the case of the effectuation of the Merger, to receipt of the Company Stockholder Approval. The Company has duly executed and delivered this Agreement, and, assuming due authorization, execution and delivery by Parent and Merger Sub, this Agreement constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, moratorium and other similar applicable Law affecting creditors’ rights generally and by general principles of equity.

(b) Company Board Approval and Board Recommendation. Each of the Company Board and the Special Committee has adopted resolutions, by vote at meetings duly called at which a quorum of members of the Company Board and the Special Committee, respectively, were present, (i) approving the execution, delivery and performance of this Agreement and the Transactions, including the Merger, (ii) determining that entering into this Agreement is advisable and in the best interests of the Company and its Public Stockholders and (iii) recommending that the Company’s stockholders adopt this Agreement (the “Company Recommendation”) and directing that this Agreement be submitted to the Company’s stockholders for adoption at a duly held meeting of the stockholders of the Company for such purpose (the “Company Stockholders Meeting”). As of the date of this Agreement, such resolutions have not been amended or withdrawn. Except for (x) the adoption of this Agreement and the approval of the Transactions contemplated hereby by the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock entitled to vote on such matter at the Company Stockholders Meeting (or any adjournment thereof) (the “Company Stockholder Approval”) and (y) the adoption of this Agreement and the approval of the Transactions contemplated hereby by the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock entitled to vote on such matter not owned, directly or indirectly, by Parent or any of its Affiliates, by any director of the Company who is a director or employee of Parent or a Section 16 officer (pursuant to Rule 16a-1(f) of the Exchange Act) of the Company (such holders, the “Public Stockholders”) at the Company Stockholders Meeting (or any adjournment thereof) (the “Company Additional Stockholder Approval” and, together with the Company Stockholder Approval, the “Company Requisite Stockholder Approvals”), no other corporate proceedings on the part of the Company are necessary to authorize, adopt or approve, as applicable, this Agreement or to consummate the Transactions (except for the filing of the appropriate merger documents as required by the DGCL and the DLLCA). The Company has duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by Parent and Merger Sub, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, except, in each case, as enforcement may be limited by bankruptcy, insolvency, reorganization or similar Laws affecting creditors’ rights generally and by general principles of equity. The Company Board’s approval of the execution, delivery and performance of this Agreement and the Transactions, including the Merger, constitutes the Company Board’s approval of a “Transfer” as defined in the Company’s restated certificate of incorporation.

Section 4.04 Governmental Authorization. The execution, delivery and performance by the Company of this Agreement and the other Transaction Agreements and the consummation by the Company of the Transactions require no action by or in respect of, consent, approval, authorization or Permit from or filing with or notification to, any Governmental Entity, other than (i) the filing of the Certificate of Merger with the Office of the Secretary of State of the State of Delaware and appropriate corresponding documents with the appropriate authorities of any other states in which the Company is qualified as a foreign corporation to transact business, (ii) the filing with the SEC of (A) the Proxy Statement and (B) any other filings and reports that may be required in connection with this Agreement and the Transactions under the Exchange Act, (iii) compliance with any applicable requirements of the Securities Act, the Exchange Act, any other applicable U.S. state or federal or foreign securities laws or any rule or regulation of FINRA as applicable to the OTCQB Marketplace and (iv) any other actions or filings the absence of which, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

Section 4.05 Non-contravention. The execution, delivery and performance by the Company of this Agreement and the other Transaction Agreements and the consummation by the Company of the Transactions do not and will not (i) contravene, conflict with or result in any violation or breach of any provision of the Organizational Documents of the Company, (ii) assuming compliance with the matters referred to in Section 4.04, contravene, conflict with or result in a violation or breach of any provision of any applicable Law or Order, (iii) require any consent or approval under, violate, conflict with, result in any breach of or any loss of any benefit under, constitute a change of control or default under, or result in the termination, or cancellation or give to others any right to receive any payment or of purchase (including any right of first refusal or right of first offer or the like) or any right of termination, vesting, amendment, modification, acceleration or cancellation (in each case, with or without notice or lapse of time or both) under any Contract (including any Material Contract) to which the Company or any Company Subsidiary is a party, or by which they or any of their respective properties or assets may be bound or affected or any Permits affecting, or relating in any way to, the property, assets or business of the Company or any of the Company Subsidiaries or (iv) result in the creation or imposition of any Lien (other than Permitted Liens) on any rights, property or asset of the Company or any of the Company Subsidiaries, with such exceptions, in the case of each of clauses (ii), (iii) and (iv), as, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

Section 4.06 Capitalization.

(a) The authorized capital stock of the Company consists of 25,000,000 shares of Company Common Stock and 3,000,000 shares of preferred stock of the Company, par value $0.01 per share (none of which are issued or outstanding). At the close of business on April 11, 2019, (i) 15,500,246 shares of Company Common Stock were issued and outstanding (excluding treasury shares) and (ii) 398,663 shares of Company Common Stock were held by the Company in its treasury. All outstanding shares of capital stock of the Company have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive or similar rights. No Company Subsidiary owns any shares of capital stock of the Company. As of the close of business on April 11, 2019, (i) 252,400 shares of Company Common Stock were reserved for issuance pursuant to Company Equity Awards not yet granted under the Company Stock Plans, (ii) 168,500 shares of Company Common Stock were subject to issuance upon exercise of outstanding Company Stock Options and (iii) 66,000 shares of Company Common Stock were subject to issuance under outstanding Company RSU Opportunity Awards.

(b) Section 4.06(b) of the Company Disclosure Letter sets forth, as of the close of business on April 11, 2019, a complete and correct list of (i) the number of shares of Company Common Stock subject to outstanding Company Stock Options and Company RSU Opportunity Awards, (ii) all outstanding Company Stock Options, including the number of shares of Company Common Stock subject to such award, the grant date, the vesting schedule and the expiration date thereof, and the exercise or purchase price per share, if applicable, and (iii) all outstanding Company RSU Opportunity Awards, including the number of shares of Company Common Stock subject to such award, the grant date and the vesting schedule. The Company has made available to Parent the names of all holders of outstanding Company Stock Options and Company RSU Opportunity Awards as of

April 11, 2019. The Company stock plans set forth on Section 4.06(b) of the Company Disclosure Letter (the “Company Stock Plans”) are the only plans or programs the Company or any of the Company Subsidiaries maintains under which stock options, restricted stock, restricted stock units, stock appreciation rights or other compensatory equity and equity-based awards are outstanding and no awards other than Company Stock Options and Company RSU Opportunity Awards have been granted under the Company Stock Plans or otherwise. With respect to each grant of a Company Equity Award, (i) each such grant was made in accordance with the terms of the applicable Company Stock Plan and applicable Law, and (ii) each such grant was properly accounted for in accordance with GAAP in the Company SEC Documents (including financial statements) and all other applicable Laws.

(c) Except as set forth in this Section 4.06, there are no outstanding (i) shares of capital stock or other voting securities of or ownership interests in the Company, (ii) securities of the Company or the Company Subsidiaries convertible into or exchangeable for shares of capital stock or other voting securities or ownership interests of the Company or any of the Company Subsidiaries, (iii) options, warrants, calls or other rights or arrangements to acquire from the Company or any of the Company Subsidiaries, or other obligations or commitments of the Company or any of the Company Subsidiaries to issue, any capital stock or other voting securities or ownership interests in, or any securities convertible into or exchangeable for capital stock or other voting securities or ownership interests in, the Company or any of the Company Subsidiaries, (iv) restricted shares, restricted stock units, stock appreciation rights, performance shares, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of, or other voting securities or ownership interests in, the Company or any of the Company Subsidiaries (the items in clauses (i)—(iv) being referred to collectively as the “Company Securities”), (v) voting trusts, proxies or other similar agreements or understandings to which Company or any of the Company Subsidiaries is a party or by which the Company or any of the Company Subsidiaries is bound with respect to the voting of any shares of capital stock of the Company or any of the Company Subsidiaries or (vi) contractual obligations or commitments of any character (whether contingent or otherwise) restricting the transfer of, or requiring the registration for sale of, granting any preemptive or anti-dilution rights with respect to or requiring the repurchase, redemption, disposition or acquisition, or containing any right of first refusal with respect to any shares of capital stock or debt securities of the Company or any of the Company Subsidiaries. There are no outstanding obligations or commitments of any character of the Company or any of the Company Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Securities or any of the capital stock of the Company Subsidiaries. All Company Stock Options and Company RSU Opportunity Awards may, by their terms, be treated in accordance with Section 2.05.

(d) The Company has not declared or paid any dividend, or declared or made any distribution on, or authorized the creation or issuance of, or issued, or authorized or effected any split-up or any other recapitalization of, any of its capital stock, or directly or indirectly redeemed, purchased or otherwise acquired any of its outstanding capital stock, other than as a result of any cashless exercise of any Company Stock Option. Other than the Company Common Stock, there are no outstanding bonds, debentures, notes or other indebtedness or securities of the Company having the right to vote (or, other than the outstanding Company Stock Options and Company RSU Opportunity Awards, convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Company may vote.

Section 4.07 Company Subsidiaries.

(a) Subsidiary Capital Stock. Neither the Company nor any of the Company Subsidiaries, (i) owns, directly or indirectly, or has the right to acquire pursuant to any Contract or upon the conversion or exchange of any security, any share capital of, or any partnership interests, joint venture or other equity ownership interest of any nature in, any other Person, other than the Company or the Company Subsidiaries or (ii) has agreed or is obligated to make, or is bound by any Contract under which it may become obligated to make, any material future investment in or material capital contribution to any other Person. All outstanding shares of capital stock or other equity securities of, or other ownership interests in, the Company Subsidiaries have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, and all such shares, securities or interests are owned by the Company or by a Company Subsidiary free and clear of any Liens or limitations or restrictions on transfer (other than pursuant to applicable Law) or voting rights.

(b) Organization; Qualification. Each Company Subsidiary is a corporation or other business entity duly incorporated or organized (as applicable), validly existing and in good standing (to the extent a concept of “good standing” is applicable) under the laws of its jurisdiction of incorporation or organization and has full corporate or other organizational power and authority required to own, lease and operate the assets and properties that it purports to own, lease and operate and to carry on its business as now conducted, except where any failure thereof has not had, and would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Each such Company Subsidiary is duly qualified to do business and is in good standing (to the extent a concept of “good standing” is applicable) in each jurisdiction where such qualification is necessary, except for those jurisdictions where the failure to be so qualified or in good standing has not had, and would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 4.08 SEC Filings and the Sarbanes-Oxley Act.

(a) Since January 1, 2017, the Company has timely filed with or furnished to the SEC (subject to extensions pursuant to Exchange Act Rule 12b-25) each report, statement, schedule, form, registration statement, proxy statement, certification or other document (including exhibits and all other information incorporated therein) or filing required by applicable Law to be filed with or furnished by the Company to the SEC (the documents referred to in this Section 4.08(a), as they may have been supplemented, modified or amended since the initial filing date and together with all exhibits thereto and information incorporated by reference therein, the “Company SEC Documents”). No Company Subsidiary is required to file or furnish any report, statement, schedule, form, registration statement, proxy statement, certification or other document with, or make any other filing with, or furnish any other material to, the SEC.

(b) As of its filing date (or, if amended, supplemented, modified or superseded by a filing prior to the date of this Agreement, on the date of such filing), each Company SEC Document complied, and each such Company SEC Document filed subsequent to the date of this Agreement and prior to the Effective Time will comply in all material respects with the applicable requirements of the Securities Act, the Exchange Act and SOX and the rules and regulations of the SEC promulgated thereunder applicable to those Company SEC Documents.

(c) As of its filing date (or, if amended, supplemented, modified or superseded by another filing prior to the date of this Agreement, on the date of such filing), each Company SEC Document filed on or prior to the date hereof did not, and each such Company SEC Document filed subsequent to the date of this Agreement and prior to the Effective Time will not, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Each Company SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the Securities Act, as of the date such registration statement, amendment or supplement became effective, did not, and each such Company SEC Document filed subsequent to the date of this Agreement and prior to the Effective Time, as of the date such registration statement, amendment or supplement becomes effective, will not, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

(d) The Company has provided (including by making available on EDGAR) Parent with copies of all comment letters received by the Company from the SEC since January 1, 2017 relating to the Company SEC Documents, together with all written responses of the Company thereto. As of the date of this Agreement, (i) there are no outstanding or unresolved comments in any such comment letters received by the Company from the SEC and (ii) to the Company’s Knowledge, none of the Company SEC Documents is the subject of any ongoing review by the SEC.

(e) With respect to each annual report on Form 10-K and each quarterly report on Form 10-Q (and any amendments to such Form 10-K or 10-Q) included in the Company SEC Documents, the chief executive officer and chief financial officer of the Company have made all certifications required by SOX and any related rules and regulations promulgated by the SEC, and (A) the statements contained in any such certifications were complete and correct and (B) such certification complied with the applicable provisions of SOX, in each case in all material respects as of their respective dates. As of the date of this Agreement, the Company has not received written notice from the SEC challenging or questioning the accuracy, completeness, form or manner of filing of such certifications made with respect to the Company SEC Documents filed prior to the date of this Agreement. The Company is in compliance in all material respects with all applicable requirements of the OTC Markets and is in compliance in all material respects with all applicable provisions, rules, regulations and requirements of SOX.

Section 4.09 Financial Statements and Undisclosed Liabilities.

(a) The financial statements of the Company (including any related notes and schedules thereto) included in the Company SEC Documents (i) have been derived from the accounting books and records of the Company and the Company Subsidiaries, (ii) as of their respective dates of filing with the SEC complied in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, (iii) have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and (iv) fairly present, in all material respects, the consolidated financial position of the Company and the Company Subsidiaries and the consolidated results of operations, stockholders’ equity and cash flows as of the dates and for the respective periods indicated (subject, in the case of the unaudited statements, to normal year-end audit adjustments and the absence of notes, none of which individually or in the aggregate are material).

(b) The Company and the Company Subsidiaries do not have any liabilities or obligations of any nature (whether absolute, contingent, accrued or otherwise) required by GAAP to be reflected or reserved against in a consolidated balance sheet (or the notes thereto) of the Company, except for those liabilities and obligations (i) reflected or reserved against in the most recent consolidated balance sheet of the Company (including the notes thereto) included in the Company’s annual report on Form 10-K for the year ended December 31, 2018, (ii) incurred since December 31, 2018 in the ordinary course of business consistent with past practice, (iii) that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect or (iv) incurred in accordance with this Agreement.

Section 4.10 Disclosure Documents. None of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 is filed with the SEC, and at any time it is amended or supplemented or at the time the Form S-4 becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and (ii) the Proxy Statement will, at the date it or any amendment or supplement is mailed to holders of the shares of Company Common Stock and at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading (except that no representation or warranty is made by the Company regarding such portions thereof that relate expressly to Parent, Merger Sub or any of their Subsidiaries or to statements made therein to the extent based on information supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference therein).

Section 4.11 Absence of Certain Changes or Events. Since January 1, 2017 and through the date of this Agreement, (a) the Company and the Company Subsidiaries have conducted the business of the Company and the Company Subsidiaries in all material respects in the ordinary course consistent with past practice (except with respect to this Agreement and discussions, negotiations and transactions related thereto), (b) there has not occurred any fact, circumstance, effect, change, event or development that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect and (c) neither the Company nor any Company Subsidiary has taken any action that, if taken during the period from the date of this Agreement through the Effective Time, would constitute a breach of Section 5.01.

Section 4.12 Litigation. As of the date hereof, (a) there is no Proceeding pending against or, to the Company’s Knowledge, threatened against the Company or any of the Company Subsidiaries or any of their respective properties or assets and (b) neither the Company nor any of the Company Subsidiaries is subject to any Order, and to the Company’s Knowledge, no such Order is threatened to be imposed, that would, in either case with respect to (a) and (b), above, reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.13 Compliance with Laws. Since January 1, 2017, the Company and each of the Company Subsidiaries are and have been in compliance with all applicable Law and Orders, except where any instances of non-compliance has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Since January 1, 2017, neither the Company nor any of the Company Subsidiaries has received any written notice (i) of any Proceeding by any Governmental Entity relating to the Company or any of the Company Subsidiaries or (ii) from any Governmental Entity alleging that the Company or any of the Company Subsidiaries are not in compliance with any applicable Law or Order, in either case, except for such Proceeding and instances of noncompliance which, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

Section 4.14 Material Contracts. Other than as disclosed in the Company SEC Documents, the Company has no:

(a) Contract with any Affiliate, director, executive officer (as such term is defined in the Exchange Act), holder of 5% or more of Company Common Stock or, to the Company’s Knowledge, any of their respective Affiliates (other than the Company);

(b) Contract (A) materially limiting the freedom or right of the Company or any Company Subsidiary (or, following the consummation of the Transactions, Parent and its Affiliates) to engage in any line of business or to compete with any other Person in any location or line of business (including by limiting the ability to research, develop or sell any particular services or products), (B) containing any “most favored nations” term (including with respect to pricing) granted by the Company or any Company Subsidiary or exclusivity obligations or restrictions or otherwise materially limiting the freedom or right of the Company or any Company Subsidiary (or, following the consummation of the Transactions, Parent and its Affiliates) to sell, distribute or manufacture any products, services, technology or other assets to or for any other Person or (C) that grants a third party development rights or marketing or ownership rights relating;

(c) “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K promulgated by the SEC) with respect to the Company and the Company Subsidiaries;

(d) other than Company Stock Options and Company RSU Opportunity Awards, Contract that requires or permits the Company, or any successor thereto or acquirer thereof, to make any payment to another person as a result of a change of control of the Company or gives another Person a right to receive or elect to receive a such a payment; and

(e) Contract, or group of related Contracts with the same Person or its Affiliates, the termination or breach of which would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect and is not disclosed pursuant to Sections 4.14(a) – (d) above or any commitment or agreement to enter into any of the foregoing (any Contract referred to in Sections 4.14(a) – (d), a “Material Contract”).

Section 4.15 Taxes.

(a) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company and each of the Company Subsidiaries (i) have duly and timely filed all Tax Returns required by Applicable Law to be filed by the Company or any of the Company Subsidiaries with any Taxing Authority when due (taking into account any available extensions) and in accordance with all Applicable Law and all such Tax Returns and are accurate and complete in all respects; (ii) have maintained all required records as prescribed by applicable Law; and (iii) have withheld, collected and paid (or have had withheld, collected and paid on their behalf) all Taxes required to be withheld, collected and paid (whether or not shown on any Tax Return).

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, neither the Company nor any Company Subsidiary has granted any currently effective extension or waiver of the statute of limitations period applicable to any Tax Return of the Company or any of the Company Subsidiaries, which period (after giving effect to such extension or waiver) has not yet expired or has executed or filed any power of attorney with respect to Taxes that will be in effect on or after the Closing Date.

(c) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect: (i) no deficiencies for Taxes with respect to the Company or any of the Company Subsidiaries have been claimed, proposed or assessed by any Taxing Authority, except for deficiencies that have been paid or otherwise resolved or are being contested in good faith (and disclosed pursuant to clause (ii) of this Section 4.15(c)); (ii) there is no Proceeding in progress, or, to the Knowledge of the Company, pending or threatened against or with respect to the Company or any of the Company Subsidiaries in respect of any Tax; and (iii) since January 1, 2016, no claim has been made by a Taxing Authority in a jurisdiction where the Company or any of the Company Subsidiaries does not file Tax Returns that the Company or the Company Subsidiaries is or may be subject to taxation or required to file Tax Returns in that jurisdiction.

(d) There are no Liens for Taxes on any assets of the Company or any of the Company Subsidiaries, other than Permitted Liens, except for such Liens that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(e) (i) Neither the Company nor any Company Subsidiary is or has been, at any time since January, 1 2015, a member of an affiliated group of corporations (within the meaning of Section 1504(a) of the Code) or any group that has filed a combined, consolidated or unitary Tax Return (other than a group of which the Company and/or any Company Subsidiary are the only members) and (ii) neither the Company nor any Company Subsidiary has any liability for the Taxes of any Person (other than the Company or the Company Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Applicable Law), as a transferee or successor, by Contract, or otherwise.

(f) Except for such agreements or arrangements that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, there are no Tax sharing or allocation agreements or similar arrangements, including Tax indemnity arrangements (other than commercial agreements or arrangements not primarily related to Taxes and entered into in the ordinary course of business) or other arrangements or practices with respect to any Tax (including any advance pricing agreement, closing agreement or other agreement relating to any Tax with any Taxing Authority) with respect to or involving the Company or any of the Company Subsidiaries, other than, in each case, any agreement or arrangement exclusively between or among the Company and any Company Subsidiary.

(g) Neither the Company nor any Company Subsidiary has taken or agreed to take any action or knows of the existence of any fact that is reasonably likely to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

Section 4.16 Intellectual Property.

(a) The Company and the Company Subsidiaries own or have valid, sufficient and continuing rights to use, pursuant to valid written agreements, all Intellectual Property used by the Company and the Company Subsidiaries in, or otherwise necessary for, the conduct of the Company’s or the Company Subsidiaries’ respective businesses, free and clear of all Liens other than Permitted Liens. The Company and each of the Company Subsidiaries have taken reasonable measures to maintain and protect the secrecy of all Trade Secrets included in the Company Intellectual Property. To the Knowledge of the Company, the conduct of the Company’s and its Subsidiaries’ business does not infringe upon, misappropriate or otherwise violate the Intellectual Property of any third Person. No claims are pending or, to the Knowledge of the Company, threatened, that the conduct of the Company’s or its Subsidiaries’ business infringes upon, misappropriates, or otherwise violates the Intellectual Property of a third Person.

(b) The Company and its Subsidiaries own or have a valid right to access and use pursuant to a written agreement all computer systems, networks, hardware, technology, software, databases, websites, and equipment used in connection with the business of the Company and each of its Subsidiaries (the “IT Systems”), as such IT Systems are currently used by the Company and the Company Subsidiaries. The IT Systems have not suffered any material malfunction, failure or security breach since January 1, 2017 and do not, to the Knowledge of the Company, contain any viruses, worms, trojan horses, bugs, faults or other devices, errors or contaminants or effects.

(c) The Company and the Company Subsidiaries have since January 1, 2017 complied in all material respects with (i) all applicable Privacy Laws, (ii) all of the Company’s and the Company Subsidiaries’ policies and procedures regarding Personal Information and (iii) all contractual obligations that the Company and the Company Subsidiaries have entered into with respect to Personal Information. As of the date hereof, to the Knowledge of the Company, there are no Proceedings threatened against the Company or any of the Company Subsidiaries alleging a violation of any Privacy Laws, applicable privacy policies, or contractual commitments with respect to Personal Information.

Section 4.17 Brokers’ Fees and Expenses. No broker, investment banker, financial advisor or other Person, other than Houlihan Lokey Capital, Inc. (the “Committee Financial Advisor”), the fees and expenses of which will be paid by the Company, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company. Prior to the execution of this Agreement, the Company has furnished to Parent true and complete copies of all agreements between or among the Company and the Committee Financial Advisor relating to the Transactions.

Section 4.18 Opinion of Financial Advisor. The Special Committee has received a written opinion or an oral opinion to be subsequently confirmed in writing from the Committee Financial Advisor to the effect that, as of the date of such opinion, and subject to the assumptions, limitations, qualifications, procedures and conditions set forth therein, the Exchange Ratio provided for in the Transaction pursuant to the Agreement is fair to the holders of Company Common Stock (other than the Excluded Persons) from a financial point of view (the “Opinion”). Prior to the execution of Amendment No. 1 to this Agreement, the Special Committee has furnished a draft of the Opinion to the Company Board for use in the connection with its consideration of the Special Committee’s recommendation to the Company Board and its evaluation and approval of a transaction. Promptly after the execution of Amendment No. 1 to this Agreement, the Special Committee will furnish to Parent, solely for informational purposes, a true and complete executed copy of the Opinion.

Section 4.19 Takeover Laws. Neither Section 203 of the DGCL nor any other anti-takeover, moratorium, fair price, control share, interested shareholder or similar Law is applicable with respect to this Agreement, the Merger or the other transactions contemplated hereby.

Section 4.20 No Other Representations or Warranties. Except for the representations and warranties contained in Article III and the certificate to be delivered on behalf of the Company pursuant to Section 7.03(a), the Company acknowledges that none of Parent, Merger Sub or any other Person on behalf of Parent makes any other express or implied representation or warranty whatsoever with respect to Parent or Merger Sub or with respect to any information provided to the Company or any of its affiliates and Representatives in connection with the Transactions, including the accuracy and completeness thereof, and specifically (but without limiting the generality of the foregoing) that none of Parent, Merger Sub or any other Person on behalf of Parent makes any representation or warranty with respect to: (i) any projections, estimates or budgets delivered or made available to the Company or any of its affiliates or Representatives of future revenues, results of operations (or any component thereof), cash flows or financial condition (or any component thereof) of Parent and its Subsidiaries or (ii) the future business and operations of Parent and its Subsidiaries, including in the case of (i) and (ii) with respect to any information, documents, projections, forecasts or other material made available to the Company or its affiliates and Representatives in expectation of the transactions contemplated by this Agreement, and the Company has not relied on any such information or any representation or warranty not set forth in Article III.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

Section 5.01 Interim Conduct of Business. The Company covenants and agrees that, between the date of this Agreement and the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Article VIII, except (i) as required by applicable Law, (ii) as consented to in writing by Parent (which consent shall not be unreasonably withheld, conditioned or delayed), (iii) as may be expressly required or expressly contemplated by the Transactions or (iv) as set forth in Section 5.01 of the Company Disclosure Letter, the business of the Company and the Company Subsidiaries shall be conducted in, and such entities shall not take any action except in, the ordinary course of business and in a manner consistent with past practice. The Company and the Company Subsidiaries shall use their commercially reasonable efforts to (a) preserve intact the Company’s business organization and the assets of the Company and the Company Subsidiaries, (b) keep available the services of their current officers, key employees and key consultants, (c) maintain existing relationships and goodwill with Governmental Entities, material suppliers, material tenants, material creditors and material lessors and other Persons with which the Company or any of its Subsidiaries has significant business relations and (d) maintain all Permits necessary to conduct the Company’s business as currently conducted. Furthermore, the Company agrees with Parent that, except (1) as required by applicable Law, (2) as consented to in writing by Parent (which consent shall not be unreasonably withheld, conditioned or delayed), (3) as may be expressly required or expressly contemplated by the Transactions or (4) as set forth in Section 5.01 of the Company Disclosure Letter, the Company shall not, and shall not permit any of its Subsidiaries to:

(a) (A) issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee or encumbrance of, any Company Securities (other than (1) the issuance, sale, pledge, disposition, grant, transfer, lease, license, guaranty or encumbrance of shares by a wholly-owned Company Subsidiary to the Company or another wholly-owned Company Subsidiary or (2) the issuance or transfer of Company Common Stock pursuant to awards or rights outstanding as of the date of this Agreement under, and as required by the terms of the Company Stock Plan as in effect as of the date of this Agreement) or (B) amend the terms of any Company Security;

(b) declare, set aside, authorize, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any Company Security, other than dividends or other distributions paid by any direct or indirect wholly-owned Company Subsidiary to the Company or to any other wholly-owned Company Subsidiary;

(c) adjust, reclassify, split, combine or subdivide, redeem, purchase or otherwise acquire, directly or indirectly, any Company Security;

(d) make any material change to its methods of accounting for financial accounting purposes, except (A) as required by GAAP (or any interpretation thereof), Regulation S-X of the Exchange Act or a Governmental Entity or (B) as required by a change in applicable Law;

(e) take any action that would, or would be reasonably likely to, individually or in the aggregate, prevent, materially delay or materially impede the consummation of the Transactions;

(f) make, change or revoke any material Tax election, change an annual Tax accounting period, adopt or change any material Tax accounting method, enter into any material agreement in respect of Taxes, settle or compromise any material claim, notice, audit report or assessment in respect of Taxes, consent to any extension or waiver of the limitation period applicable to any Tax Return, file any material amendment to a material Tax Returns, make or request any Tax ruling, or surrender any right to claim a refund of a material amount of Taxes; or

(g) announce an intention to enter into, authorize or enter into, or permit any of Company Subsidiary to authorize or enter into, any written agreement or otherwise make any commitment to do any of the foregoing.

Nothing contained herein shall give to Parent or Acquisition Sub, directly or indirectly, rights to control or direct the Company’s operations prior to the Effective Time in violation of applicable Law. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions hereof, complete control and supervision of its operations and shall not be required to obtain consent of Parent if it reasonably believes that doing so would violate applicable Law.

Section 5.02 Acquisition Proposals.

(a) No Solicitation or Negotiation. Except as expressly permitted by this Section 5.02, the Company shall not, and shall use reasonable best efforts to cause its and the Company Subsidiaries’ directors, officers and employees not to, and shall instruct its investment bankers, attorneys, accountants and other Representatives not to, directly or indirectly:

(i) solicit, initiate, knowingly encourage or knowingly facilitate any inquiries or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal;

(ii) participate in any discussions or negotiations with any Person regarding any Acquisition Proposal; or

(iii) provide any non-public information or data concerning the Company or any of its Subsidiaries to any Person in connection with any Acquisition Proposal;

provided that notwithstanding anything herein to the contrary, the Company, the Company Subsidiaries and their respective Representatives may inform the Person or group of Persons that has made, or to the Knowledge of the Special Committee, is considering making, an Acquisition Proposal of the provisions of this Section 5.02. The Company shall, and the Company shall cause its Subsidiaries and use reasonable best efforts to cause its Representatives to, immediately cease and cause to be terminated any discussions and negotiations with any Person conducted heretofore with respect to any Acquisition Proposal, or proposal that could reasonably be expected to lead to an Acquisition Proposal; provided that the foregoing shall not restrict the Company from permitting a Person to request the waiver of a “standstill” or similar obligation or from granting such a waiver, in each case, to the extent necessary to comply with fiduciary duties under applicable Law.

(b) Fiduciary Exception to No Solicitation Provision. Notwithstanding anything to the contrary in Section 5.02(a), prior to the time, but not after, the Company Requisite Stockholder Approvals are obtained, the Company may, in response to an unsolicited, Acquisition Proposal, (i) provide access to non-public information regarding the Company or any of its Subsidiaries to the Person who made such Acquisition Proposal; provided, that such information has previously been made available to Parent or is provided to Parent promptly following the time such information is made available to such Person and that, prior to furnishing any such material non-public information, the Company receives from the Person making such Acquisition Proposal an executed confidentiality agreement (it being understood that such confidentiality agreement need not include any standstill and need not prohibit the making or amending of an Acquisition Proposal), and (ii) engage or participate in any discussions or negotiations with any such Person regarding such Acquisition Proposal if, and only if, prior to taking any action described in clause (i) or (ii) above, the Special Committee determines in good faith after consultation with outside counsel and an independent financial advisor of nationally recognized reputation that (A) that such Acquisition Proposal either constitutes a Superior Proposal or could reasonably be expected to result in a Superior Proposal and (B) the failure to take such action would reasonably be expected to be inconsistent with the directors’ fiduciary duties to the Public Stockholders under applicable Law. Notwithstanding anything to the contrary in Section 5.02(a), the Special Committee shall be permitted to engage in discussions regarding an Acquisition Proposal solely to clarify the terms thereof.

(c) Notice. At any time prior to obtaining the Company Requisite Stockholder Approvals, the Company shall promptly notify Parent if (i) any written or other bona fide inquiries, proposals or offers with respect to an Acquisition Proposal are received by the Company, the Special Committee or their respective Representatives, (ii) any non-public information is requested in connection with any Acquisition Proposal from the Company, the Special Committee or their respective Representatives or (iii) any discussions or negotiation with respect to an Acquisition Proposal are sought to be initiated or continued with the Company, the Special Committee or their respective Representatives, indicating, in connection with such notice, the name of such Person and the material terms and conditions of any proposals or offers (including, if applicable, copies of any written requests, proposals or offers, including proposed agreements) and thereafter shall keep Parent informed, on a reasonably current basis, of the status and terms of any such proposals or offers (including any amendments thereto) and the status of any such discussions or negotiations.

(d) Definitions. For purposes of this Agreement:

“Acquisition Proposal” means (i) any proposal, offer, inquiry or indication of interest from any Person or group (as defined in or under Section 13 of the Exchange Act) relating to a merger, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, share exchange, business combination, joint venture, partnership, dissolution, liquidation, spin-off, extraordinary dividend or similar transaction involving the Company or any of its Subsidiaries which is structured to permit such Person or group to, directly or indirectly, acquire beneficial ownership of twenty percent (20%) or more of the outstanding shares of Company Common Stock, or twenty percent (20%) or more of the consolidated net revenues, net income or total assets of the Company and (ii) any acquisition by any Person or group (as defined in or under Section 13 of the Exchange Act) resulting in, or proposal, offer, inquiry or indication of interest, which if consummated would result in, any Person becoming the beneficial owner of, directly or indirectly, in one or a series of related transactions, twenty percent (20%) or more of the outstanding shares of Company Common Stock, or twenty percent (20%) or more of the consolidated net revenues, net income or total assets of the Company, in each case, other than the transactions contemplated by this Agreement.

“Intervening Event” means a material event, effect, fact, development or occurrence that (i) was not known to the Special Committee prior to the execution of this Agreement (or if known the material consequences of which were not known or reasonably foreseeable), which becomes known to the Special Committee prior to the receipt of the Company Requisite Stockholder Approvals and (ii) does not relate to an Acquisition Proposal; provided, that any matter that may not be considered in determining whether a Parent Material Adverse Effect has occurred may not be considered in determining whether an Intervening Event has occurred.

“Superior Proposal” means any bona fide binding written offer (not solicited by or on behalf of the Company or any the Company Subsidiaries or any of their respective Representatives in material violation of Section 5.02(a)) made by a third party after the date of this Agreement that, if consummated, would result in such third party (or its shareholders) owning, directly or indirectly, a majority of the outstanding shares of Company Common Stock (or of the stock of the surviving entity in a merger or the direct or indirect parent of the surviving entity in a merger) or a majority of the assets of the Company and its Subsidiaries, taken as a whole, which the Special Committee determines in good faith after consultation with outside counsel and an independent financial advisor of nationally recognized reputation to be (i) more favorable to the Public Stockholders from a financial point of view than the Merger (taking into account all of the terms and conditions of such proposal and this Agreement (including any changes to the financial terms of this Agreement proposed by Parent in response to such offer or otherwise)) and (ii) but for the voting control of Parent and its Affiliates with respect to the Company, reasonably capable of being completed, taking into account all financial, legal, regulatory and other aspects of such proposal and such other factors that the Special Committee deems appropriate.

(e) No Change in Recommendation or Alternative Acquisition Agreement. Except as provided in Section 5.02(f) and Section 5.02(g), the Company Board and each committee of the Company Board, including the Special Committee, shall not (i) withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify), in a manner adverse to Parent, the Company Recommendation or approve, recommend or otherwise declare advisable any Acquisition Proposal or make or authorize the making of any public statement (oral or written) that has the substantive effect of such a withdrawal, qualification or modification (each, a “Change in Recommendation”), (ii) cause or permit the Company or any of its Subsidiaries to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement, lease agreement or other agreement (other than a confidentiality agreement referred to in Section 5.02(b) entered into in compliance with Section 5.02(a)) (an “Alternative Acquisition Agreement”) relating to any Acquisition Proposal and (iii) approve or recommend, or publicly propose to enter into an Alternative Acquisition Agreement.

(f) Fiduciary Exception to Change in Recommendation Provision. Notwithstanding anything to the contrary set forth in this Agreement, following receipt of a written Acquisition Proposal by the Company after the date of this Agreement that did not result from a material breach of this Section 5.02 and the Special Committee determines in good faith after consultation with outside counsel and an independent financial advisor of nationally recognized reputation, constitutes a Superior Proposal, the Special Committee or the Company Board (upon recommendation of the Special Committee) may, at any time prior to the time the Company Requisite Stockholder Approvals are obtained, make a Change in Recommendation, if all of the following conditions are met:

(i) the Company shall have (A) provided to Parent three (3) Business Days’ prior written notice, which shall state expressly (1) that it has received a written Acquisition Proposal that constitutes a Superior Proposal and (2) the material terms and conditions of the Acquisition Proposal (including the consideration offered therein and the identity of the Person or group making the Acquisition Proposal), and shall have contemporaneously provided an unredacted copy of the Alternative Acquisition Agreement and all other documents (other than immaterial documents) related to the Superior Proposal (it being understood and agreed that any amendment to the financial terms or any other material term or condition of such Superior Proposal shall require a new notice and an additional two (2) Business Day period), and (B) prior to making such a Change in Recommendation, (x) used commercially reasonable efforts to engage in good faith with Parent (to the extent Parent wishes to engage) during such notice period, which may be on a non-exclusive basis, to consider adjustments to the terms and conditions of this Agreement such that the Alternative Acquisition Agreement ceases to constitute a Superior Proposal, or (y) in determining whether to make a Change in Recommendation, the Company Board and the Special Committee shall take into account any changes to the terms of this Agreement proposed by Parent and any other information provided by Parent in response to such notice; and

(ii) the Special Committee determines in good faith after consultation with outside counsel and an independent financial advisor of nationally recognized reputation that, in light of such Superior Proposal and taking into account any revised terms proposed by Parent, such Superior Proposal continues to constitute a Superior Proposal and that the failure to make such Change in Recommendation would reasonably be expected to be inconsistent with the directors’ fiduciary duties to the Public Stockholders under applicable Law.

(g) Change in Recommendation. Notwithstanding anything to the contrary set forth in this Agreement, upon the occurrence of any Intervening Event, the Company Board or the Special Committee may, at any time prior to the time the Company Requisite Stockholder Approvals are obtained, make a Change in Recommendation if all of the following conditions are met:

(i) the Company shall have (A) provided to Parent three (3) Business Days’ prior written notice, which shall (1) set forth in reasonable detail information describing the Intervening Event and the rationale for the Change in Recommendation and (2) state expressly that, subject to clause (ii) below, the Company Board or the Special Committee has determined to effect a Change in Recommendation and (B) prior to making such a Change in Recommendation, used commercially reasonable efforts to engage in good faith with Parent (to the extent Parent wishes to engage) during such three-Business Day period to consider adjustments to the terms and conditions of this Agreement in such a manner that the failure of the Company Board or the Special Committee to make a Change in Recommendation in response to the Intervening Event in accordance with clause (ii) below would no longer reasonably be expected to be inconsistent with the directors’ fiduciary duties to the Public Stockholders under applicable Law; and

(ii) the Company Board or the Special Committee shall have determined in good faith, after consultation with its outside legal counsel, that in light of such Intervening Event and taking into account any revised terms proposed by Parent, the failure to make a Change in Recommendation would reasonably be expected to be inconsistent with the directors’ fiduciary duties to the Public Stockholders under applicable Law.

(h) Certain Permitted Disclosure. Nothing contained in this Section 5.02 shall be deemed to prohibit the Company from complying with its disclosure obligations under applicable U.S. federal or state Law with regard to an Acquisition Proposal; provided, that this paragraph (h) shall not be deemed to permit the Company, the Company Board or the Special Committee to effect a Change in Recommendation except in accordance with Section 5.02(f) or Section 5.02(g).

ARTICLE VI

ADDITIONAL AGREEMENTS

Section 6.01 Preparation of the Form S-4 and Proxy Statement; Company Stockholders Meeting.

(a) As promptly as practicable after the date hereof the Company shall use reasonable best efforts to prepare and cause to be filed with the SEC a proxy statement to be sent to the stockholders of the Company relating to the Company Stockholders Meeting (together with any amendments or supplements thereto, the “Proxy Statement”) and Parent shall prepare and cause to be filed with the SEC the Form S-4, in which the Proxy Statement will be included as a prospectus, and Parent and the Company shall use their respective reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as reasonably practicable after such filing. Each of the Company and Parent shall furnish all information concerning such Person and its Affiliates to the other, and provide such other assistance, as may be reasonably requested in connection with the preparation, filing and distribution of the Form S-4 and the Proxy Statement, and the Form S-4 and the Proxy Statement shall consider in good faith the inclusion of all information reasonably requested by such other party to be included therein. Each of the Company and Parent shall promptly notify the other upon the receipt of any comments from the SEC or any request from the SEC for amendments or supplements to the Form S-4 or the Proxy Statement and shall provide the other with copies of all correspondence between it and its Representatives, on the one hand, and the SEC, on the other hand. Each of the Company and Parent shall use its reasonable best efforts to respond as promptly as reasonably practicable to any comments from the SEC with respect to the Form S-4 or the Proxy Statement. Notwithstanding the foregoing, prior to filing the Form S-4 (or any amendment or supplement thereto) or mailing the Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, each of the Company and Parent (i) shall provide the other a reasonable opportunity to review and comment on such document or response (including the proposed final version of such document or response), (ii) shall consider in good faith the inclusion in such document or response all comments reasonably proposed by the other and (iii) shall not file or mail such document or respond to the SEC prior to receiving the approval of the other, which approval shall not be unreasonably withheld, conditioned or delayed, but, in each case, the foregoing shall not apply to any document relating to a Change in Recommendation. Each of the Company and Parent shall advise the other, promptly after receipt of notice thereof, of the time of effectiveness of the Form S-4, the issuance of any stop order relating thereto or the suspension of the qualification of the Merger Consideration for offering or sale in any jurisdiction, and each of the Company and Parent shall use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. Each of the Company and Parent shall also take any other action (other than qualifying to do business in any jurisdiction in which it is not now so qualified) required to be taken under the Securities Act, the Exchange Act, any applicable state securities or “blue sky” laws and the rules and regulations thereunder in connection with the Transactions.

(b) If prior to the Effective Time, any event occurs with respect to Parent, or any change occurs with respect to other information supplied by Parent for inclusion in the Proxy Statement or the Form S-4, which is required to be described in an amendment of, or a supplement to, the Proxy Statement or the Form S-4, Parent shall promptly notify the Company of such event, and the Company and Parent shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Proxy Statement or the Form S-4 and, as required by Law, in disseminating the information contained in such amendment or supplement. Nothing in this Section 6.01(b) shall limit the obligations of any party under Section 6.01(a).

(c) If prior to the Effective Time, any event occurs with respect to the Company or any Company Subsidiary, or any change occurs with respect to other information supplied by the Company for inclusion in the Proxy Statement or the Form S-4, which is required to be described in an amendment of, or a supplement to, the Proxy Statement or the Form S-4, the Company shall promptly notify Parent of such event, and the Company and Parent shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Proxy Statement or the Form S-4 and, as required by Law, in disseminating the information contained in such amendment or supplement. Nothing in this Section 6.01(c) shall limit the obligations of any party under Section 6.01(a).

(d) The Company shall, as soon as reasonably practicable following the date of this Agreement, duly call, give notice of, convene and hold the Company Stockholders Meeting for the sole purposes of seeking the Company Requisite Stockholder Approvals, considering and voting (on a non-advisory basis) upon specified compensation that may become payable to certain of the Company’s executive officers (if required), considering and voting upon a proposal to adjourn the Company Stockholders Meeting from time to time to a later date, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the Company Stockholders Meeting to obtain the Company Requisite Stockholder Approvals, and transacting such other business as may properly come before the Company Stockholders Meeting or any adjournment or postponement of the Company Stockholders Meeting. The Company shall use its reasonable best efforts to (i) cause the Proxy Statement to be mailed to the Company’s stockholders as promptly as reasonably practicable after the Form S-4 is declared effective under the Securities Act and to hold the Company Stockholders Meeting as soon as reasonably practicable after the Form S-4 becomes effective and (ii) subject to a Change in Recommendation, solicit the Company Requisite Stockholder Approvals. The Company shall, through the Company Board and the Special Committee, recommend to its stockholders that they give the Company Requisite Stockholder Approvals and shall include such recommendation in the Proxy Statement, except to the extent that the Company Board or Special Committee shall have made a Change in Recommendation as permitted by Section 5.02(f) or Section 5.02(g). If on a date for which the Company Stockholders Meeting is scheduled, the Company has not received proxies representing a sufficient number of shares of Company Common Stock to obtain the Company

Requisite Stockholder Approvals, whether or not a quorum is present, the Company shall have the right (but not the obligation) to make one or more successive postponements or adjournments of the Company Stockholders Meeting, provided that (excluding any adjournments or postponements required by applicable Law) the Company Stockholders Meeting is not postponed or adjourned to a date that is more than thirty (30) days after the date for which the Company Stockholders Meeting was originally scheduled (excluding any adjournments or postponements required by applicable Law). The Company agrees that its obligations pursuant to this Section 6.01 shall not be affected by the commencement, public proposal, public disclosure or communication to the Company of any Company Acquisition Proposal, by the making of any Change in Recommendation or by the occurrence of an Intervening Event. Notwithstanding the foregoing, the Company may adjourn or postpone the Company Stockholders Meeting from time to time (i) with the consent of Parent (not to be unreasonably withheld, conditioned or delayed) or (ii) if the Company determines an amendment or supplement to the Proxy Statement is required by applicable Law (in which case the Company Stockholders Meeting shall be adjourned to ensure the amendment or supplement is provided to the Company’s stockholders).

Section 6.02 Access to Information; Confidentiality.

(a) Subject to applicable Law, the Company shall, and shall cause each of the Company Subsidiaries to, afford to Parent and to Parent’s Representatives reasonable access, upon reasonable advance notice, during the period from the date of this Agreement until the earlier of the Effective Time or termination of this Agreement in accordance with its terms, to all their respective properties, books, contracts, commitments, personnel and records and, during such period, the Company shall, and shall cause each of the Company Subsidiaries to, furnish promptly to Parent all information concerning its business, properties and personnel as Parent may reasonably request in connection with this Agreement and the transactions contemplated hereby, including for purposes of any business planning (including for post-Closing periods) and integration; provided, however, that the Company (i) shall not be required to afford such access if it would unreasonably disrupt the operations of the Company, (ii) may withhold any document or information the disclosure of which would cause a violation of any agreement to which the Company or such Company Subsidiary is a party (provided that the Company shall use its reasonable best efforts to obtain the required consent of such third party to such access or disclosure) and (iii) may withhold any document or information the disclosure of which would be reasonably likely to risk a loss of legal privilege (provided that the Company shall use its reasonable best efforts to allow for such access or disclosure (or as much of it as possible) in a manner that would not be reasonably likely to risk a loss of legal privilege).

(b) Until the earlier of (i) the Closing Date and (ii) one (1) year from the date hereof, each of Parent and the Company shall hold in strict confidence and not disclose or release without the prior written consent of other Party, any and all Confidential Information of the other Party; provided that each of Parent and the Company may disclose, or may permit disclosure of, Confidential Information (i) to its Representatives who have a need to know such information and are informed of their obligation to hold such information confidential to the same extent as is applicable to the Parties hereto and in respect of whose failure to comply with such obligations, Parent or the Company, as applicable, shall be responsible, or (ii) if Parent or the Company, or any of their respective Representatives is compelled (whether by deposition, interrogatory, request for documents, subpoena, civil investigation, demand, order or other legal process) or otherwise required by Law to disclose any such Confidential Information. As used in this Agreement, “Confidential Information” of a Party shall mean all proprietary, operational, financial or other business information or material, data, reports, interpretations, forecasts and business plans of such Party and its businesses, products, services, financial condition, operations, assets, liabilities and/or prospects which is, or after the date hereof, comes into the possession of the other Party or any of its respective Representatives, including pursuant to the access provisions of Section 6.02 or any other provision of any Transaction Agreement; except the term “Confidential Information” of a Party does not include any information which (i) at the time of disclosure is generally available to and known by the public (other than as a result of a disclosure by the other Party in breach of this Section 6.02(b)), (ii) becomes available after the date hereof to the other Party or any of its Representatives on a non-confidential basis from a source which is not subject to any contractual, legal or fiduciary obligation of confidentiality to such Party or (iii) is independently developed by the other Party or any of its Representatives without use of the Confidential Information.

Section 6.03 Reasonable Best Efforts.

(a) Each of the parties shall use their respective commercially reasonable efforts to take, or cause to be taken, all actions, and do, or cause to be done, and assist and cooperate with the other parties in doing, all things reasonably appropriate to consummate and make effective, as soon as reasonably possible, the Transactions, including (i) the taking of all reasonable acts necessary to cause the conditions set forth in Article VII to be satisfied as soon as reasonably practicable, (ii) the obtaining of all mandatory or appropriate nonactions and consent, approval, clearance, waiver, Permit or order (“Consents”) from Governmental Entities and the making of all mandatory or appropriate registrations and filings (including filings with Governmental Entities, if any) and the taking of all reasonable steps as may be necessary to obtain a Consent from, or to avoid an Action by, any Governmental Entity, (iii) the obtaining of all mandatory or appropriate Consents from third parties, provided that no party shall be required or permitted to incur any significant expense or liability, enter into any significant new commitment or agreement or agree to any significant modification to any contractual arrangement to obtain any such Consents and (iv) the execution and delivery of any additional instruments mandatory or appropriate to consummate the Transactions and to fully carry out the purposes of the Transaction Agreements.

(b) In connection with and without limiting the foregoing, the parties shall (i) take all action necessary (including by granting any approvals) to ensure that no state takeover statute or similar statute or regulation is or becomes applicable to the Transactions or the Transaction Agreements and (ii) if any state takeover statute or similar statute or regulation becomes applicable to any Transaction or Transaction Agreement, take all action necessary (including by granting any approvals) to ensure that the Transactions may be consummated as promptly as practicable on the terms contemplated by the Transaction Agreements and otherwise to eliminate or minimize the effect of such statute or regulation on the Transactions.

(c) Notwithstanding this Section 6.03 or anything else to the contrary herein, none of Parent, the Company, or any of their respective Subsidiaries shall be obligated to agree, and none of Parent, the Company, or any of their respective Subsidiaries shall agree without the other party’s prior written consent, to take any action or accept any condition, restriction, obligation or requirement with respect to Parent, the Company, their respective Subsidiaries or Affiliates or their and their respective Subsidiaries’ or Affiliates’ assets if such action, condition, restriction, obligation or requirements (i) would reasonably be expected to require Parent, the Company or their respective Subsidiaries or Affiliates to sell, license, transfer, assign, lease, dispose of or hold separate any business or assets or (ii) would reasonably be expected to result in any limitations on Parent or the Company or their respective Subsidiaries or Affiliates to own, retain, conduct or operate all or a portion of their respective businesses or assets.

(d) Subject to applicable Law, each party shall consult and cooperate with one another, and consider in good faith the views of one another, in connection with obtaining all mandatory or appropriate nonactions and Consents from Governmental Entities, and each party shall (i) keep one another reasonably informed as to the status of and the processes and proceedings relating to obtaining nonactions and Consents from Governmental Entities, (ii) give prompt notice to the other party of any direct or indirect communication with a Governmental Entity in connection with the Transactions or with any person alleging that the consent of such person is or may be required in connection with the Transactions, in each case to the extent such other party is not aware of such matter, (iii) prior to making any direct or indirect substantive communication with a Governmental Entity or submission of any analyses, appearances, presentations, memoranda, briefs, arguments, opinions, or proposals to a Governmental Entity in connection with the Transactions, provide the other party and its counsel a reasonable opportunity to review, and shall consider in good faith the comments of the other party in connection with any such communications, analyses, appearances, presentations, memoranda, briefs, arguments, opinions, or proposals, and (iv) unless impractical, allow the other party to participate in any substantive teleconference or in-person meetings with a Governmental Entity in connection with the Transactions; provided, however, that no notification pursuant to this Section 6.03(d) shall affect the representations, warranties, covenants or agreements of the parties (or remedies with respect thereto) or the conditions to the obligations of the parties under this Agreement.

(e) Notwithstanding anything in this Agreement to the contrary, the Company shall not be in breach of its obligations pursuant to this Section 6.03 if the failure of the Company to comply with any obligation hereunder was primarily the result of any action or failure to act that was directed by Parent or any of its Representatives.

Section 6.04 Indemnification, Exculpation and Insurance. (a) (i) From and after the Effective Time, Parent and Merger Sub agree that all rights to indemnification, advancement of expenses and exculpation of each former and present director or officer of the Company or any Company Subsidiary and each person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise if such service was at the request or for the benefit of the Company or any Company Subsidiary (each, together with such person’s heirs, executors or administrators, a “Company Indemnified Party”), against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit or proceeding, whether civil, criminal, administrative or investigative (each, an “Action”), with respect to matters existing or occurring at or prior to the Effective Time (including this Agreement and the transactions and actions contemplated hereby), arising out of or pertaining to the fact that the Company Indemnified Party is or was an officer or director of the Company or any Company Subsidiary or is or was serving at the request of the Company or any Company Subsidiary as a director or officer of another Person, whether asserted or claimed prior to, at or after the Effective Time as provided in their respective Organizational Documents as in effect on the date of this Agreement or in any agreement, a true and complete copy of which agreement has been provided by the Company to Parent prior to the date hereof, to which the Company or any of its Subsidiaries is a party, shall survive the Merger and continue in full force and effect in accordance with their terms. For a period of six years from the Effective Time, Parent shall, and shall cause the Surviving Company to, maintain in effect (to the fullest extent permitted under applicable Law) the exculpation, indemnification and advancement of expenses provisions of the Company’s and any Company Subsidiary’s Organizational Documents in effect immediately prior to the Effective Time or in any agreement, a true and complete copy of which agreement has been provided by the Company to Parent prior to the date hereof, to which the Company or any of its Subsidiaries is a party, in each case in effect immediately prior to the Effective Time and shall not amend, repeal or otherwise modify any such provisions or the exculpation, indemnification or advancement of expenses provisions of the Surviving Company’s Organizational Documents in any manner that would adversely affect the rights thereunder of any individual who immediately before the Effective Time was a Company Indemnified Party; provided, however, that all rights to indemnification in respect of any Action pending or asserted or any claim made within such period shall continue until the disposition of such Action or resolution of such claim. (ii) From and after the Effective Time, Parent shall, and shall cause the Surviving Company to, indemnify and hold harmless each Company Indemnified Party with respect to all acts or omissions by them in their capacity as a Company Indemnified Party or taken at the request of the Company or any of its Subsidiaries at any time prior to the Effective Time to the fullest extent that the Company or the Subsidiary for which they were acting in such capacity would have been permitted to indemnify and hold harmless such individuals by applicable Law (including with respect to advancement of expenses).

(b) For a period of six (6) years from the Effective Time, Parent shall cause to be maintained in effect the coverage provided by the policies of directors’ and officers’ liability insurance and fiduciary liability insurance in effect as of the Effective Time by the Company and its Subsidiaries from a carrier with comparable or better credit ratings to the Company’s existing directors’ and officers’ insurance and fiduciary liability insurance policy carrier and on terms and conditions not less favorable to the insured Persons than the directors’ and officers’ liability insurance and fiduciary liability insurance coverage currently maintained by the Company with respect to claims arising from facts, events, acts or omissions that occurred on or before the Effective Time. In lieu of the foregoing, the Company may in its discretion purchase, and Parent may in its discretion purchase if the Company declines to do so, a “tail” directors’ and officers’ liability insurance and fiduciary liability insurance policy covering the six-year period from and after the Effective Time from a carrier with comparable or better credit ratings to the Company’s existing directors’ and officers’ insurance and fiduciary liability insurance policy carrier and on terms and conditions not less favorable to the insured Persons than the directors’ and officers’ liability insurance and fiduciary liability insurance coverage currently maintained by the Company with respect to claims arising from facts, events, acts or omissions that occurred on or before the Effective Time.

(c) The provisions of this Section 6.04 shall (i) survive consummation of the Merger, (ii) are intended to be for the benefit of, and will be enforceable by, each indemnified or insured party (including the Company Indemnified Parties), his or her heirs and his or her representatives and (iii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by contract or otherwise.

Section 6.05 Fees and Expenses. All fees and expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such fees or expenses, whether or not such transactions are consummated.

Section 6.06 Transaction Litigation. The Company shall give Parent the opportunity to participate in (but not control) the defense and settlement of any stockholder litigation against the Company and/or its officers or directors, and Parent shall give the Company the opportunity to participate in (but not control) the defense and settlement of any stockholder litigation against Parent and/or its officers or directors, in each case relating to the Merger or any of the other transactions contemplated by this Agreement.

Section 6.07 Section 16 Matters. The Company Board and the board of directors of Parent (or, in each case, a duly authorized committee thereof) shall, prior to the Effective Time, take all such actions as may be necessary or appropriate to cause the transactions contemplated by this Agreement and any other dispositions of equity securities of the Company (including derivative securities) in connection with the transactions contemplated by this Agreement by each individual who is a director or executive officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 6.08 Public Announcements. Except with respect to any Change in Recommendation made in accordance with the terms of this Agreement, Parent and the Company will use reasonable best efforts to develop a joint communications plan and to consult with each other before issuing, and give each other the opportunity to review and comment upon, any press release or other public statements with respect to the Transactions, and not to issue any such press release or make any such public statement prior to such consultation, except as such party may reasonably conclude may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange or national securities quotation system. The Company and Parent agree that the initial press release to be issued with respect to the Transactions shall be in the form heretofore agreed to by the parties. Notwithstanding the foregoing sentences of this Section 6.08, (i) Parent and the Company may make any oral or written public announcements, releases or statements without complying with the foregoing requirements if the substance of such announcements, releases or statements, was publicly disclosed and previously subject to the foregoing requirements, and (ii) the Company need not consult with Parent in connection with any press release, public statement or filing to be issued or made with respect to any Acquisition Proposal, Superior Proposal or Change in Recommendation.

Section 6.09 Stock Exchange Listing. Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock to be issued in the Merger and the shares of Parent Common Stock to be issued under Parent Equity Awards to be issued in accordance with Section 2.04 to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Closing Date.

Section 6.10 OTC Markets. Prior to the Closing, the Company shall use its commercially reasonable efforts to cause (a) the retirement of the Company’s ticker symbol and (b) the Company’s stock to cease being quoted on the OTCQB Marketplace, in each case effective as of the Closing, including by (i) timely filing with FINRA an Issuer Company-Related Action Notification Form in accordance with FINRA Rule 6490, and (ii) sending an email notification to OTC Markets at issuers@otcmarkets.com containing the press release announcing the Merger and the transactions contemplated by this Agreement.

Section 6.11 Merger Sub Compliance. Parent shall cause each of Merger Sub and the Surviving Company, as applicable, to comply promptly with all of their respective obligations under this Agreement. Merger Sub shall not engage in any activities of any nature except as provide in, contemplated by, or necessary to fulfill its obligations under, this Agreement.

Section 6.12 Tax Treatment.

(a) The Company and Parent shall each use its reasonable best efforts to cause the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code and neither of them shall take any action (or fail to take any action) that is reasonably likely to prevent or impede such qualification.

(b) Each of the Company and Parent shall deliver to Weil, Gotshal & Manges LLP (“Parent’s Counsel”), at such time or times as reasonably requested by Parent’s Counsel letters signed by an officer thereof and containing customary representations for the purposes of obtaining a tax opinion from Parent’s Counsel to the effect that the Merger will be treated for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code.

ARTICLE VII

CONDITIONS PRECEDENT

Section 7.01 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions (provided that the conditions in Section 7.01(a) cannot be waived by any Person including the Company, Parent or Merger Sub, in any circumstances):

(a) Stockholder Approvals. The Company Requisite Stockholder Approvals shall have been obtained.

(b) Listing. The shares of Parent Common Stock issuable as Merger Consideration pursuant to this Agreement and the shares of Parent Common Stock to be issued under Parent Equity Awards to be issued in accordance with Section 2.04 shall have been approved for listing on the NYSE, subject to official notice of issuance.

(c) No Legal Restraints. No applicable Law and no judgment, preliminary, temporary or permanent, or other legal restraint or prohibition and no binding Order or ruling by any Governmental Entity of competent jurisdiction shall be in effect that prevents, makes illegal or prohibits the consummation of the Transactions.

(d) Form S-4. The Form S-4 shall have been declared effective by the SEC under the Securities Act. No stop Order suspending the effectiveness of the Form S-4 shall have been issued by the SEC and no proceedings for that purpose shall have been initiated or threatened by the SEC.

(e) Tax Opinion. Parent and the Company each shall have received a written opinion of Parent’s Counsel, in form and substance reasonably acceptable to Parent and the Company and dated as of the Effective Time, to the effect that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, Parent’s Counsel shall be entitled to rely upon customary representations and assumptions as Parent’s Counsel reasonably deems relevant.

Section 7.02 Conditions to Parent’s and Merger Sub’s Obligation to Effect the Merger. The obligation of Parent and Merger Sub to consummate the Merger is further subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Company set forth in Section 4.01 (Organization, Standing and Power), Section 4.02 (Organizational Documents), Section 4.03 (Corporate Authorization), Section 4.17 (Brokers’ Fees and Expenses) and Section 4.19 (Takeover Laws) shall be true and correct as of the date of this Agreement and as of and as though made on the Closing Date (except for any representations and warranties that expressly relate to a specified date, which representation and warranty shall have been true and correct as of such specified date); (ii) each of the representations and warranties of the Company set forth in Section 4.06 (Capitalization) shall be true and correct, subject to de minimis inaccuracies in the aggregate, as of the date of this Agreement and shall be true and correct as of and as though made on the Closing Date (except for any representations and warranties that expressly relate to a specified date, which representation and warranty shall have been true and correct as of such specified date); and (iii) the other representations and warranties of the Company set forth in Article IV shall be true and correct as of the date of this Agreement and as of and as though made on the Closing Date (except for any representations and warranties that expressly relate to a specified date, which representation and warranty shall have been true and correct as of such specified date, and except for each of the representations and warranties of the Company set forth in Section 4.18 (Opinion of Financial Advisor), which shall be true and correct as of the date of Amendment No. 1 to this Agreement and as of and though made on the Closing Date); provided that notwithstanding anything herein to the contrary, the condition set forth in clause (iii) of this Section 7.02(a) shall be deemed to have been satisfied even if any representations and warranties of the Company are not so true and correct unless the failure of such representations and warranties of the Company to be so true and correct (read for purposes of clause (iii) of this Section 7.02(a) without any materiality, Company Material Adverse Effect or similar qualification), individually or in the aggregate, has had or would reasonably be likely to have a Company Material Adverse Effect, and Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect.

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect.

(c) Absence of Company Material Adverse Effect. Since the date of this Agreement there shall not have occurred a Company Material Adverse Effect, and Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect.

Section 7.03 Conditions to the Company’s Obligation to Effect the Merger. The obligations of the Company to consummate the Merger are further subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of Parent and Merger Sub set forth in Section 3.01 (Corporate Existence and Power), Section 3.02 (Corporate Authorization) and Section 3.07 (No Vote of Parent Shareholders; Required Approval) shall be true and correct as of the date of this Agreement and as of and as though made on the Closing Date (except for any representations and warranties that expressly relate to a specified date, which representation and warranty shall have been true and correct as of such specified date); and (ii) the other representations and warranties of Parent and Merger Sub set forth in Article III shall be true and correct as of the date of this Agreement and as of and as though made on the Closing Date (except for any representations and warranties that expressly relate to a specified date, which representation and warranty shall have been true and correct as of such specified date); provided, that notwithstanding anything herein to the contrary, the condition set forth in this Section 7.03(a)(ii) shall be deemed to have been satisfied even if any representations and warranties of Parent and Merger Sub are not so true and correct unless the failure of such representations and warranties of Parent and Merger Sub to be so true and correct (read for purposes of this Section 7.03(a)(ii) without any materiality, Parent Material Adverse Effect or similar qualification), individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect, and the Company shall have received a certificate signed on behalf of each of Parent and Merger Sub by an executive officer of each of Parent and Merger Sub, respectively, to such effect.

(b) Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of each of Parent and Merger Sub by an executive officer of each of Parent and Merger Sub, respectively, to such effect.

(c) Absence of Parent Material Adverse Effect. Since the date of this Agreement there shall not have occurred a Parent Material Adverse Effect, and the Company shall have received a certificate signed on behalf of Parent by an executive officer of Parent to such effect.

Section 7.04 Frustration of Conditions. None of the Company, Parent or Merger Sub may rely on the failure of any condition set forth in Section 7.01, Section 7.02 or Section 7.03, as the case may be, to be satisfied if such failure was caused by such party’s failure to act in good faith or use its reasonable best efforts to consummate the Transactions, as required by and subject to Section 6.03.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

Section 8.01 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after the receipt of the Company Requisite Stockholder Approvals, as follows:

(a) by mutual written consent of the Company and Parent;

(b) by either the Company or Parent:

(i) if the Merger is not consummated on or before the End Date. The “End Date” shall mean October 12, 2019; provided, however, that the terminating party shall have complied with its obligations pursuant to Section 6.03 and the right to terminate this Agreement under this Section 8.01(b)(i) shall not be available to any party if such failure of the Merger to occur on or before the End Date is a proximate result of a breach of this Agreement by such party (including, in the case of Parent, Merger Sub); or

(ii) if the Company Requisite Stockholder Approvals are not obtained at the Company Stockholders Meeting duly convened (unless such Company Stockholders Meeting has been adjourned or postponed, in which case at the final adjournment or postponement thereof); provided, however, that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.01(b)(ii) if the failure to obtain the Company Requisite Stockholder Approvals is due to the failure of one or more parties to the Parent Voting Agreement to vote shares of Company Common Stock in accordance with the terms of such Agreement;

(c) by the Company (provided that the Company is not then in material breach of any of its obligations under this Agreement), if Parent or Merger Sub breaches or fails to perform any of its covenants or agreements contained in this Agreement, or if any of the representations or warranties of Parent or Merger Sub contained herein fails to be true and correct, which breach or failure (i) would give rise to the failure of a condition set forth in Section 7.03 and (ii) is not reasonably capable of being cured by the End Date or is not cured by Parent or Merger Sub, as the case may be, within 60 days after receiving written notice from the Company;

(d) by Parent (provided that neither of Parent nor Merger Sub is then in material breach of any of their respective obligations under this Agreement), if the Company breaches or fails to perform any of its covenants or agreements contained in this Agreement, or if any of the representations or warranties of the Company contained herein fails to be true and correct, which breach or failure (i) would give rise to the failure of a condition set forth in Section 7.02 and (ii) is not reasonably capable of being cured by the End Date or is not cured by the Company within 60 days after receiving written notice from Parent; or

(e) by Parent, in the event that (i) a Change in Recommendation shall have occurred or (ii) the Company shall have failed to include in the Proxy Statement, the Company Recommendation; provided that termination pursuant to this Section 8.01(e) may be exercised only prior to the Company Required Stockholder Approvals being obtained.

The party desiring to terminate this Agreement pursuant to clause (b), (c), (d) or (e) of this Section 8.01 shall give written notice of such termination to the other parties in accordance with Section 9.02, specifying the provision of this Agreement pursuant to which such termination is effected.

Section 8.02 Effect of Termination. In the event of termination of this Agreement by either Parent or the Company as provided in Section 8.01, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of the Company, Parent or Merger Sub, other than Section 6.02(b), Section 6.05, this Section 8.02 and Article IX, which provisions shall survive such termination, and no such termination shall relieve any party from any liability for fraud, intentional misrepresentation or intentional breach of any covenant or agreement set forth in this Agreement.

Section 8.03 Amendment. Prior to the Effective Time, this Agreement may be amended by the parties at any time before or after receipt of the Company Requisite Stockholder Approvals; provided, however, that after receipt of the Company Requisite Stockholder Approvals, there shall be made no amendment that by Law requires further approval by the stockholders of the Company without the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

Section 8.04 Extension; Waiver. At any time prior to the Effective Time, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement, (c) waive compliance with any covenants and agreements contained in this Agreement or (d) waive the satisfaction of any of the conditions contained in this Agreement. No extension or waiver by Parent shall require the approval of the stockholders of Parent unless such approval is required by Law and no extension or waiver by the Company shall require the approval of the stockholders of the Company unless such approval is required by Law. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

ARTICLE IX

GENERAL PROVISIONS

Section 9.01 Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 9.01 shall not limit Section 8.02 or any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

Section 9.02 Notices. All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given when delivered in accordance with the following clauses (i) and (ii): (i) by email to the parties at the following email addresses (or at such other email address for a party as shall be specified by like notice) and (ii) by email and hand delivery to the parties’ counsel at the following email addresses and street addresses (or at such other email address or street address for a party’s counsel as shall be specified by like notice):

If to the Company, by email to:

HomeFed Corporation

1903 Wright Place, Suite 220

Carlsbad, California 92008

Attn: Christian E. Foulger

Email: cfoulger@hfc-ca.com

and by email and hand delivery to:

Sheppard, Mullin, Richter & Hampton LLP

12275 El Camino Real, Suite 200

San Diego, CA 92130

Attn: John D. Tishler

Email: jtishler@sheppardmullin.com

if to Parent or Merger Sub, by email to:

Jefferies Financial Group Inc.

520 Madison Avenue

New York, New York 10022

Attn: General Counsel

Email: msharp@jefferies.com

and by email and hand delivery to:

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, New York 10153

Attn: Howard Chatzinoff; Matthew J. Gilroy

Email: howard.chatzinoff@weil.com; matthew.gilroy@weil.com

Section 9.03 Definitions. For purposes of this Agreement:

“Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person; provided, however, that prior to the Closing the Company and the Company Subsidiaries shall not be deemed to be Affiliates of Parent or any of its Affiliates.

“Business Day” means any day other than (a) a Saturday or a Sunday or (b) a day on which banking and savings and loan institutions are authorized or required by Law to be closed in New York City, New York.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Equity Award” means, collectively, the Company Stock Options and the Company RSU Opportunity Awards.

“Company Intellectual Property” means Intellectual Property owned by the Company or any Company Subsidiary.

“Company Material Adverse Effect” means a material adverse effect on the financial condition, properties, assets, business or results of operations of the Company and the Company’s Subsidiaries, taken as a whole, excluding any such effect resulting from or arising in connection with: (1) changes in, or events generally affecting, the financial, securities or capital markets, (2) general economic or political conditions in the United States or any foreign jurisdiction in which the Company or any of the Company Subsidiaries operate, including any changes in currency exchange rates, interest rates, tariff policy, monetary policy or inflation, (3) changes in, or events generally affecting, the industries in which the Company or any of the Company Subsidiaries operates, (4) any acts of war, sabotage, civil disobedience or terrorism or natural disasters (including hurricanes, tornadoes, floods or earthquakes) or any escalations thereof, (5) any failure by the Company or any of its Subsidiaries to meet any internal or published budgets, projections, forecasts or predictions in respect of financial performance for any period, (6) a decline in the price of the shares of Company Common Stock, or a change in the trading volume of the shares of Company Common Stock, on the OTC Markets, provided, that the exceptions in clauses

(5) and (6) shall not prevent or otherwise affect a determination that any change, effect, circumstance or development underlying such failure or decline or change (if not otherwise falling within any of the exclusions pursuant to the other clauses of this definition) has resulted in, or contributed to, a Company Material Adverse Effect, (7) changes in Law, (8) changes in GAAP (or authoritative interpretation thereof), (9) the taking of any specific action expressly required by this Agreement or the failure to take any specific action expressly prohibited by this Agreement, (10) the announcement or pendency of this Agreement, the Share Issuance and the Merger, including the impact thereof on the relationships with customers, suppliers, tenants, partners or employees of the Company or any of the Company Subsidiaries, (11) any litigation brought by stockholders of the Company or Parent alleging breach of fiduciary duty or inadequate disclosure in connection with this Agreement, the Share Issuance or any of the transactions contemplated hereby or thereby; (12) the departure or threatened departure of, or adverse change or threatened adverse change in, the relationship of the Company or any of the Company Subsidiaries with any employees or (13) any action taken by, at the request of or with the written consent of Parent or any of its Affiliates; provided, however that the changes, effects, circumstances or developments set forth in the foregoing clauses (1), (2), (3), (4), (7) and (8) shall be taken into account in determining whether a “Company Material Adverse Effect” has occurred to the extent such changes, effects, circumstances or developments have a disproportionate adverse effect on the Company and the Company Subsidiaries, relative to other participants in the industries in which the Company and the Company Subsidiaries operate, but, in such event, only the incremental disproportionate impact of such changes, effects, circumstances or developments shall be taken into account in determining whether a “Company Material Adverse Effect” has occurred.

“Company Requisite Stockholder Approvals” shall have the meaning assigned to it in Section 4.03(b).

“Company RSU Opportunity Award” means a potential award of restricted stock units corresponding to shares of Company Common Stock outstanding under the Company’s 2017 RSU Opportunity Plan, which potential award is subject to restrictions based on performance or continuing service.

“Company Stock Option” means a stock option to acquire Company Common Stock outstanding under the Amended and Restated 1999 Stock Incentive Plan.

“Company Subsidiary” means each Subsidiary of the Company.

“Contract” means any note, bond, debenture, mortgage, indenture, deed of trust, license, lease, agreement or other contract, agreement, commitment, instrument or obligation, in each case, including all amendments, supplements or other modifications thereto.

“DLLCA” means the Limited Liability Company Act of the State of Delaware.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the related rules and regulations promulgated thereunder.

“Exchange Ratio” means 2.0.

“FINRA” means the Financial Industry Regulatory Authority.

“Form S-4” means the registration statement on Form S-4 to be filed with the SEC by Parent in connection with the registration under the Securities Act of the shares of Parent Common Stock to be issued in the Merger (as amended or supplemented from time to time).

“GAAP” means generally accepted accounting principles in the United States.

“Governmental Entity” means, anywhere in the world, any supranational, national, federal, state, provincial, municipal, local or foreign government, governmental or quasi-Governmental Entity, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, court, arbitral body or other tribunal.

“Intellectual Property” means all intellectual property and all corresponding rights throughout the world, including (a) all trademarks and service marks, together with all goodwill associated with the foregoing; (b) all patents and patent applications; (c) all works of authorship (whether or not copyrightable); (d) trade secrets and other confidential information (collectively, “Trade Secrets”); (e) software; (f) all Internet domain names; and (g) copies and tangible embodiments or descriptions of any of the foregoing (in whatever form or medium).

“IRS” means the United States Internal Revenue Service.

“Knowledge” of any Person that is not an individual means, with respect to any matter in question, in the case of the Company or the Special Committee, as the case may be, the knowledge, assuming due inquiry, of any of the Persons set forth on Section 9.03 of the Company Disclosure Letter, and in the case of Parent, the knowledge, assuming due inquiry, of Parent’s Chief Executive Officer, President, Chairman, General Counsel and Chief Financial Officer.

“Laws” means any United States, federal, state or local or any foreign law (in each case, statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, statute, regulation or other similar requirement enacted, issued, adopted, promulgated, entered into or applied by a Governmental Entity.

“Lien” means any lien (statutory or otherwise), pledge, hypothecation, mortgage, lease, restriction, covenant, title defect, assignment, charge, encumbrance, adverse right, claim, option, right of first refusal, preemptive right or security interest of any kind or nature whatsoever.

“Order” means, with respect to any Person, any order, injunction, judgment, decision, determination, award, writ, ruling, stipulation, assessment or decree or other similar requirement of, or entered, enacted, adopted, promulgated or applied by, with or under the supervision of, a Governmental Entity or arbitrator.

“Organizational Documents” means, with respect to any Person that is not a natural person, the articles of incorporation, certificate of incorporation, charter, certificates of designations, bylaws, stockholders’ agreement, articles of formation, certificate of formation, operating agreement, partnership agreement, certificate of limited partnership and all other similar documents, instruments or certificates executed, adopted or filed in connection with the creation, formation or organization of such Person, including any amendments thereto or restatements thereof.

“Parent Equity Awards” means, collectively, the Parent Stock Options and the Parent RSU Opportunity Awards.

“Parent Material Adverse Effect” means (A) a material adverse effect on the financial condition, properties, assets, business or results of operations of Parent, excluding any such effect resulting from or arising in connection with: (1) changes in, or events generally affecting, the financial, securities or capital markets, (2) general economic or political conditions in the United States or any foreign jurisdiction in which Parent or any of its Subsidiaries operate, including any changes in currency exchange rates, interest rates, tariff policy, monetary policy or inflation, (3) changes in, or events generally affecting, the industries in which Parent or any of its Subsidiaries operates, (4) any acts of war, sabotage, civil disobedience or terrorism or natural disasters (including hurricanes, tornadoes, floods or earthquakes), (5) any failure by Parent or any of its Subsidiaries to meet any internal or published budgets, projections, forecasts or predictions in respect of financial performance for any period, (6) a decline in the price of the shares of Parent Common Stock, or a change in the trading volume of the shares of Parent Common Stock, on the NYSE, provided, that the exceptions in clauses (5) and (6) shall not prevent or otherwise affect a determination that any change, effect, circumstance or development underlying such failure or decline or change (if not otherwise falling within any of the exclusions pursuant to the other clauses of this definition) has resulted in, or contributed to, a Parent Material Adverse Effect, (7) changes in Law, (8) changes in GAAP (or authoritative interpretation thereof), (9) the taking of any specific action expressly required by this Agreement or the failure to take any specific action expressly prohibited by this Agreement, (10) the announcement or pendency (but, for the avoidance of doubt, not the consummation) of this Agreement, the Share Issuance and the Merger, including the impact thereof on the relationships with customers, suppliers, partners or employees of Parent or any of its Subsidiaries, (11) any litigation brought by stockholders of the Company or Parent alleging breach of fiduciary duty or inadequate disclosure in connection with this Agreement, the Share Issuance or any of the transactions contemplated hereby or thereby or (12) the departure or threatened departure of, or adverse change or threatened adverse change in, the relationship of Parent or any of its Subsidiaries with any employees; provided, however, that the changes, effects, circumstances or developments set forth in the foregoing clauses (1), (2), (3), (4), (7) and (8) shall be taken into account in determining whether a “Parent Material Adverse Effect” has occurred to the extent such changes, effects, circumstances or developments have a disproportionate adverse effect on Parent and its Subsidiaries, relative to other participants in the industries in which Parent and its Subsidiaries operate, but, in such event, only the incremental disproportionate impact of such changes, effects, circumstances or developments shall be taken into account in determining whether a “Parent Material Adverse Effect” has occurred or (B) any change, effect, event or occurrence that prevents (1) the consummation of the Merger and the other Transactions contemplated hereby or (2) the ability of Parent or Merger Sub to consummate the Merger and the other Transactions contemplated hereby on or before the End Date.

“Parent RSU Opportunity Award” means a potential award of restricted stock units corresponding to shares of Parent Common Stock, which potential award is subject to restrictions based on performance or continuing service.

“Parent Stock Option” means any option to purchase Parent Common Stock.

“Permit” means any governmental license, permit, certificate, approval or authorization.

“Permitted Liens” means any Lien (a) for Taxes or governmental assessments, charges or claims of payment (i) not yet due or (ii) being contested in good faith in appropriate proceedings and for which adequate reserves have been established in accordance with GAAP, (b) that is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s, or other similar lien arising in the ordinary course of business or (c) that is disclosed on the most recent consolidated balance sheet of the Company or notes thereto included in the Company SEC Documents filed prior to the date hereof or securing liabilities reflected on such balance sheet.

“Person” means any natural person, firm, corporation, partnership, company, limited liability company, trust, joint venture, association, Governmental Entity or other entity.

“Personal Information” means, in addition to any definition provided by applicable Law, or by the Company for any similar term (e.g., “personally identifiable information” or “PII”) in any Company privacy policy or notices, contracts or other public-facing statement, all information in any form that identifies, allows identification of or is otherwise identifiable with an individual.

“Privacy Laws” means any and all applicable Laws, legal requirements, and self-regulatory guidelines (including of any applicable foreign jurisdiction) relating to privacy, data security, and Personal Information, and similar applicable consumer protection laws.

“Proceeding” means any suit, action, proceeding, arbitration, mediation, audit, hearing, or inquiry commenced, brought, conducted or heard by or before any Governmental Entity.

A “Representative” of any Person means the Affiliates, directors, officers, employees, accountants, legal counsel, investment bankers, and other advisors and representatives of such Person.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the related rules and regulations promulgated thereunder.

A “Subsidiary” of a Person means a corporation, partnership, limited liability company or other business entity of which a majority of the shares of voting securities is at the time beneficially owned, or the management of which is otherwise controlled, directly or indirectly, through one or more intermediaries, or both, by such Person.

“Tax Return” means any Tax return, declaration, statement, report, schedule, forms, elections, information return, or any other document filed or required to be filed relating to Taxes or the administration of any Laws relating to Taxes, including any attachments thereto and any amendment thereof.

“Taxes” means (a) any and all federal, state, local or foreign taxes, including all income, profits, inventory, franchise, transfer, net income, gross receipts, capital, environmental, customs duty, capital stock, severances, stamp, payroll, sales, employment, social security, unemployment, disability, use, property, withholding, production, value added, ad valorem, indirect, service, occupancy and other taxes duties or assessments or charges of any kind whatsoever, (b) all interest, penalties, additions to tax or additional amounts imposed by any Governmental Entity in connection with any item described in clause (a), and (c) all liabilities in respect of any items described in clauses (a) or (b) payable by reason of assumption, transferee or successor liability, operation of Law, Treasury Regulation Section 1.1502-6(a) (or any similar provision of Law) or otherwise.

“Taxing Authority” means any Governmental Entity exercising any authority to determine, impose, regulate, collect, levy, assess, enforce or administer any Tax.

“Transaction Agreements” means this Agreement, the Parent Voting Agreement and any other agreements contemplated hereby or thereby.

Section 9.04 Interpretation. When a reference is made in this Agreement to an Exhibit, an Article or a Section, such reference shall be to an Exhibit, an Article or a Section of this Agreement unless otherwise indicated. The table of contents, index of defined terms and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof”, “hereto”, “hereby”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The term “or” is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms. Any agreement, instrument or Law defined or referred to herein means such agreement, instrument or Law as from time to time amended, modified or supplemented, unless otherwise specifically indicated. References to a Person are also to its permitted successors and assigns. Unless otherwise specifically indicated, all references to “dollars” and “$” will be deemed references to the lawful money of the United States of America. Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.

Section 9.05 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as either the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party or such party waives its rights under this Section 9.05 with respect thereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

Section 9.06 Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

Section 9.07 Entire Agreement; No Third-Party Beneficiaries. The Transaction Agreements, taken together with the Company Disclosure Letter, (a) constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the Transactions and (b) except for Section 6.05 and, except for Article II following the Effective Time, is not intended to confer upon any Person other than the parties any rights or remedies.

Section 9.08 Governing Law; Consent to Jurisdiction; Venue. This Agreement shall be governed and construed in accordance with the Laws of the State of Delaware, without regard to any applicable conflicts of laws provisions. Each of the parties (i) consents to submit itself to the personal jurisdiction of the Court of Chancery of the State of Delaware or, if such court lacks subject matter jurisdiction, any federal court located in the State of Delaware in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iii) agrees that it will not bring any Action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the Court of Chancery of the State of Delaware or, if such court lacks subject matter jurisdiction, any federal court located in the State of Delaware, (iv) waives any objection that it may now or hereafter have to the venue of any such Action in the Court of Chancery of the State of Delaware or, if such court lacks subject matter jurisdiction, any federal court located in the State of Delaware or that such Action was brought in an inconvenient court and agrees not to plead or claim the same and (v) consents to service being made through the notice procedures set forth in Section 9.02. Each of Parent, Merger Sub and the Company hereby agrees that service of any process, summons, notice or document by U.S. registered mail to the respective addresses set forth in Section 9.02 shall be effective service of process for any Action in connection with this Agreement or the transactions contemplated hereby.

Section 9.09 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of Law or otherwise by any of the parties without the prior written consent of the other parties; provided that Parent and Merger Sub may assign their rights and obligations pursuant to this Agreement to any direct or indirect wholly-owned Subsidiary of Parent so long as Parent continues to remain primarily liable for all of such rights and obligations as if no such assignment had occurred. Any purported assignment without such consent shall be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

Section 9.10 Specific Performance. The parties acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that, prior to the termination of this Agreement pursuant to Article VIII, the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the performance of terms and provisions of this Agreement, without proof of actual damages (and each party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity. The parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy for any such breach.

Section 9.11 WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY

JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING ARISING OUT OF THE TRANSACTION AGREEMENTS OR THE TRANSACTIONS. EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 9.11.

Section 9.12 Special Committee.

(a) Prior to the earlier of the Effective Time and the termination of this Agreement, Parent shall not and it shall not permit any of its Subsidiaries to, and it shall not and shall not permit any of its Subsidiaries to take any action intended to cause the Company to, without the consent of a majority of the then existing members of the Special Committee, eliminate the Special Committee, revoke or diminish the authority of the Special Committee or remove or cause the removal of any director of the Company that is a member of the Special Committee either as a director or as a member of such committee. For the avoidance of doubt, this Section 9.12 shall not apply to the filling, in accordance with the provisions of the Company’s Organizational Documents, of any vacancies caused by the resignation, death or incapacity of any such director.

(b) To the fullest extent permitted by law, the Special Committee shall have the sole power and authority (without the approval of the Company Board or any other Person or body) to take the following actions for and on behalf of the Company and the Company Board: (i) approve or adopt any amendment or waiver of any provision of the Transaction Agreements; (ii) making any decisions or determinations, or authorizing the taking of any actions, by or on behalf of the Company or the Company Board under or with respect to the Transaction Agreements (including without limitation, pursuing any action or litigation with respect to breaches of this Agreement on behalf of the Company); and (iii) delegate any of the foregoing authority to any agent of the Company.

Section 9.13 Knowledge of Inaccuracies and Certain Breaches. Neither Parent nor Merger Sub shall have any right to (a) to terminate this Agreement under Article VIII or claim any damage or seek any other remedy at Law or in equity for any breach of or inaccuracy in any representation or warranty made by the Company in this Agreement to the extent Parent or Merger Sub had Knowledge of any facts or circumstances that constitute or give rise to such breach of or inaccuracy in such representation or warranty as of the date hereof, or (b) terminate this Agreement under Article VIII or claim any damage or seek any other remedy at Law or in equity in connection with any action that Parent or any of its Affiliates caused the Company to take or omit from taking.

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Annex I

Index of Defined Terms

Term	Section
Acquisition Proposal	Section 5.02(d)
Action	Section 6.04(a)
Affiliate	Section 9.03
Agreement	Preamble
Alternative Acquisition Agreement	Section 5.02(e)
Business Day	Section 9.03
Certificate	Section 2.01(c)(iii)
Certificate of Merger	Section 1.03
Change in Recommendation	Section 5.02(e)
Closing	Section 1.02
Closing Date	Section 1.02
Code	Section 9.03
Committee Financial Advisor	Section 4.17
Company	Preamble
Company Additional Stockholder Approval	Section 4.03(b)
Company Benefit Plan	Section 9.03
Company Board	Recitals
Company Common Stock	Section 2.01(b)
Company Disclosure Letter	Article IV
Company Equity Award	Section 9.03
Company Indemnified Party	Section 6.04(a)
Company Intellectual Property	Section 9.03
Company Material Adverse Effect	Section 9.03
Company Recommendation	Section 4.03(b)
Company Registered Intellectual Property	Section 9.03
Company Requisite Stockholder Approvals	Section 4.03(b)
Company RSU Opportunity Award	Section 9.03
Company SEC Documents	Section 4.08(a)
Company Securities	Section 4.06(c)
Company Stock Option	Section 9.03
Company Stock Plans	Section 4.06(b)
Company Stockholder Approval	Section 4.03(b)
Company Stockholders Meeting	Section 4.03(b)
Company Subsidiary	Section 9.03
Confidential Information	Section 6.02(b)
Contract	Section 9.03
Consents	Section 6.03(a)
DGCL	Section 1.01
Dissenting Stockholders	Section 2.01(b)
Effective Time	Section 1.03
End Date	Section 8.01(b)(i)
Exchange Act	Section 9.03
Exchange Agent	Section 2.02(a)
Exchange Fund	Section 2.02(a)
Exchange Ratio	Section 9.03
Form S-4	Section 9.03
GAAP	Section 9.03
Governmental Entity	Section 9.03

Term	Section
Intellectual Property	Section 9.03
Intervening Event	Section 5.02(d)
IRS	Section 9.03
IT Systems	Section 4.16(b)
Knowledge	Section 9.03
Laws	Section 9.03
Letter of Transmittal	Section 2.02(b)
Lien	Section 9.03
Marks	Section 9.03
Material Contract	Section 4.14(e)
Merger	Recitals
Merger Consideration	Section 2.01(c)(ii)
Merger Sub	Preamble
Merger Sub Interests	Section 2.01(a)
NYSE	Section 2.02(f)
Opinion	Section 4.18
Organizational Documents	Section 9.03
Parent	Preamble
Parent Common Stock	Section 3.05(a)
Parent Equity Award	Section 9.03
Parent Material Adverse Effect	Section 9.03
Parent Preferred Stock	Section 3.05(a)
Parent RSU Opportunity Award	Section 9.03
Parent SEC Documents	Section 3.06(a)
Parent Series A Preferred Stock	Section 3.05(a)
Parent Stock Option	Section 9.03
Parent Voting Agreement	Recitals
Parent’s Counsel	Section 6.12
Party/Parties	Preamble
Permit	Section 9.03
Permitted Liens	Section 9.03
Person	Section 9.03
Personal Information	Section 9.03
Privacy Laws	Section 9.03
Proxy Statement	Section 6.01(a)
Proceeding	Section 9.03
Public Stockholders	Section 4.03(b)
Release	Section 9.03
Representative	Section 9.03
SEC	Section 9.03
Securities Act	Section 9.03
Share Issuance	Section 1.01

Term	Section
SOX	Section 3.06(b)
Special Committee	Recitals
Subsidiary	Section 9.03
Superior Proposal	Section 5.02(d)
Surviving Company	Recitals
Tax Return	Section 9.03
Taxes	Section 9.03
Taxing Authority	Section 9.03
Trade Secrets	Section 9.03
Transaction Agreements	Section 9.03
Transactions	Section 1.01

IN WITNESS WHEREOF, the Company, Parent and Merger Sub have duly executed this Agreement, all as of the date first written above.

HOMEFED CORPORATION

By:	/s/ Christian E. Foulger
Name: Christian E. Foulger
Title: President

JEFFERIES FINANCIAL GROUP INC.

By:	/s/ Michael J. Sharp
Name: Michael J. Sharp
Title: Executive Vice President and General Counsel

HEAT MERGER SUB, LLC

By:	/s/ Michael J. Sharp
Name: Michael J. Sharp
Title: President, Treasurer and Secretary

Annex B

Execution Version

VOTING AGREEMENT

This VOTING AGREEMENT, dated as of April 12, 2019 (this “Voting Agreement”), is entered into by and between HomeFed Corporation, a Delaware corporation (the “Company”) and Jefferies Financial Group Inc., a New York corporation (the “Stockholder”).

RECITALS

WHEREAS, the Stockholder, Heat Merger Sub, LLC, a Delaware limited liability company (“Merger Sub”) and the Company are, concurrently with the execution and delivery of this Voting Agreement, entering into an Agreement and Plan of Merger, as amended from time to time (the “Merger Agreement”), pursuant to which the Company has agreed to merge with and into Merger Sub (the “Merger”) on the terms and subject to the conditions set forth therein;

WHEREAS, as of the date hereof, the Stockholder is the record or “beneficial owner” (as defined under Rule 13d-3 of the Exchange Act) of 10,852,123 shares of Company Common Stock (the “Covered Shares”);

WHEREAS, the Stockholder and the Company are parties to that certain Stockholders Agreement, dated as of March 28, 2014 (the “Original Stockholders Agreement”) and, as a condition and inducement to the willingness of the Stockholder to enter into the Merger Agreement and this Voting Agreement, the Stockholder and the Company contemporaneously herewith are entering to that certain Waiver and Amendment No. 1 to Stockholders Agreement (as the Original Stockholders Agreement is so amended and after giving effect to such waiver, the “Stockholders Agreement”);

WHEREAS, as a condition and inducement to the willingness of the Company to enter into the Merger Agreement, the Stockholder has agreed to enter into this Voting Agreement; and

WHEREAS, capitalized terms used but not defined herein have the respective meanings ascribed thereto in the Merger Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the Company and the Stockholder hereby agree as follows:

ARTICLE I

VOTING

1.1 Agreement to Vote.

(a) The Stockholder, on behalf of itself and all record owners of Covered Shares, hereby irrevocably agrees, from and after the date hereof and until the date on which this Voting Agreement is terminated pursuant to Section 5.1 hereof, at any meeting of the stockholders of the Company (the “Stockholders Meeting”), however called, including any adjournment, recess or postponement thereof, or, if applicable, by written consent, to, in each case to the fullest extent that the Covered Shares are entitled to vote thereon or consent thereto:

(i) appear (in person or by proxy) at each such meeting or otherwise cause all of the Covered Shares to be counted as present thereat for purposes of calculating a quorum; and

(ii) vote (or cause to be voted), in person or by proxy, all of the Covered Shares: (A) in favor of the Merger and the approval and adoption of the Merger Agreement and the transactions contemplated by the Merger Agreement; (B) in favor of the approval of any proposal to adjourn or postpone any Stockholders Meeting to a later date if necessary or advisable (as determined in good faith by the Special Committee of the Board of Directors of the Company), including if there are not sufficient votes for adoption of the Merger Agreement on the date on which such meeting is held; (C) against any proposal, action or agreement that would reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company contained in the Merger Agreement or of the Stockholder contained in this Voting Agreement; (D) against any action, proposal, transaction or agreement that would reasonably be expected to impede, delay, postpone, discourage or adversely affect the consummation of the Merger or the fulfillment of the Company’s, the Stockholder’s or Merger Sub’s conditions under the Merger Agreement, any of the other transactions contemplated by the Merger Agreement or change in any manner the voting rights of any class of shares of the Company (including any amendments to the Company’s certificate of incorporation or bylaws); and (E) against any Acquisition Proposal (clauses (A) through (E) collectively, the “Merger Proposals”).

(b) If the Stockholder is the beneficial owner, but not the record owner, of any of the Covered Shares, the Stockholder agrees to take all actions necessary to cause the record owner and any nominee to vote all such shares in accordance with Section 1.1(a) hereof.

(c) This Voting Agreement is entered into by the Stockholder in its capacity as owner of the Covered Shares and nothing in this Voting Agreement shall limit or restrict the Stockholder, or any Affiliate or designee of the Stockholder, who serves as a member of the Company Board or the board of directors of the Stockholder in acting in his or her capacity as a director of the Company or the Stockholder, as applicable, and exercising his or her fiduciary duties and responsibilities.

1.2 No Inconsistent Agreements. The Stockholder hereby represents, warrants, covenants and agrees that, except for this Voting Agreement and the Stockholders Agreement, it (a) has not entered into, and shall not enter into at any time while this Voting Agreement remains in effect, any voting agreement or voting trust with respect to the Covered Shares, (b) has not granted, and shall not grant at any time while this Voting Agreement remains in effect, a proxy, a consent or power of attorney with respect to the Covered Shares and (c) has not entered into any arrangement or agreement or knowingly taken any action (and shall not enter into any agreement or knowingly take any action) that would make any representation or warranty of the Stockholder contained herein untrue or incorrect in any material respect or have the effect of preventing the Stockholder from performing any of his obligations under this Voting Agreement.

1.3 Proxy.

(a) The Stockholder, on behalf of itself and all record owners of Covered Shares, hereby grants to the Company (and any designee of the Company) a proxy (and appoints the Company or any such designee of the Company as its attorney-in-fact) and each of them, as its proxy and attorney-in-fact, with full power of substitution and re-substitution by either of such named proxy holders) to vote the Covered Shares, instruct nominees or record owners to vote the Covered Shares, or act by written consent with respect to the Covered Shares in the manner indicated in Section 1.1 (which proxy and appointment shall be limited solely to the matters set forth in Section 1.1). This proxy and appointment (i) is irrevocable, (ii) is coupled with an interest and (iii) constitutes, among other things, an inducement for the Company to enter into the Merger Agreement. This proxy and appointment shall continue in force until it expires, automatically and without further action by the parties, upon termination of this Voting Agreement. The Stockholder shall take such further action or execute such other instruments as may be reasonably requested by the Company to carry out and effectuate the intent of this Voting Agreement and this proxy and appointment.

(b) The Stockholder hereby revokes any and all prior proxies or powers of attorney given by the Stockholder with respect to the voting of the Covered Shares inconsistent with the terms of this Voting Agreement.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE STOCKHOLDER

The Stockholder hereby represents and warrants to the Company as follows:

2.1 Authorization of the Stockholder; Validity of Agreement.

(a) The Stockholder has the right and all requisite corporate power and authority to execute and deliver this Voting Agreement and to perform its obligations under this Voting Agreement. The person executing this Voting Agreement on behalf of the Stockholder has full power and authority to execute and deliver this Voting Agreement on behalf of the Stockholder and to thereby bind the Stockholder.

(b) This Voting Agreement has been duly and validly executed and delivered by the Stockholder and, assuming due and valid authorization, execution and delivery hereof by the Company, constitutes the legal, valid and binding obligation of the Stockholder enforceable against the Stockholder in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (ii) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

2.2 Ownership. On the date hereof, the Stockholder holds of record or owns beneficially all of the Covered Shares free and clear of all Liens, subscriptions, options, warrants, calls, proxies, commitments, restrictions and Contracts of any kind other than pursuant to applicable securities Laws, the terms of this Voting Agreement and the Stockholders Agreement. As of the date hereof, the Covered Shares represent all of the capital stock of the Company owned of record or beneficially by the Stockholder and, other than the Covered Shares, the Stockholder does not directly or indirectly hold or exercise control over any options, warrants or other rights or awards to purchase shares of Company Common Stock or other voting capital stock or securities of the Company or any other securities convertible into or exercisable or exchangeable for shares of Company Common Stock or other voting capital stock or securities of the Company. The Covered Shares are, and any additional shares of Company Common Stock, options, warrants and other rights or awards to purchase shares of Company Common Stock or other voting capital stock or securities of the Company and any other securities convertible into or exercisable or exchangeable for shares of Company Common Stock or other voting capital stock or securities of the Company acquired by the Stockholder after the date hereof and prior to the Effective Time will be, owned beneficially or of record by the Stockholder, free and clear of any Liens, subscriptions, options, warrants, calls, proxies, commitments, restrictions and Contracts of any kind other than pursuant to applicable securities Laws, the terms of this Voting Agreement and the Stockholders Agreement. The Stockholder has and will have at all times through the Effective Time sufficient rights and powers over voting and disposition with respect to the matters set forth in Article I, and to agree to all of the matters set forth in this Voting Agreement, in each case with respect to all of the Covered Shares, with no other limitations, qualifications or restrictions on such rights, in each case, subject to applicable securities Laws, the terms of this Voting Agreement and the Stockholders Agreement. All of the Covered Shares are, as of the date hereof, held directly or indirectly by the Stockholder.

2.3 Noncontravention. No authorization, consent, permit, action or approval of, or filing with, or notification to, any Governmental Entity is necessary, under applicable Law, for the consummation by the Stockholder of the transactions contemplated by this Voting Agreement other than (i) any filings required under applicable Laws or (ii) as would not reasonably be expected to, individually or in the aggregate, prevent or materially delay the performance of the Stockholder of its obligations under this Voting Agreement. The execution and delivery by the Stockholder of this Voting Agreement does not, and the consummation of the transactions contemplated hereby and compliance with the provisions of this Voting Agreement will not (a) result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, amendment, cancellation or acceleration of any obligation or to the loss of a benefit under, any Contract to which the Stockholder is a party or is subject, (b) conflict with or violate any Laws applicable to the Stockholder, other than violations that would not reasonably be expected to, individually or in the aggregate, prevent or materially delay the performance of the Stockholder of his obligations under this Voting Agreement.

2.4 Reliance. The Stockholder understands and acknowledges that the Company is entering into the Merger Agreement in reliance upon the Stockholder’s execution and delivery of this Voting Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to the Stockholder as follows:

3.1 Organization; Authorization; Validity of Agreement.

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The Company has the right and all requisite corporate power and authority to execute and deliver this Voting Agreement and to perform its obligations under this Voting Agreement. The person executing this Voting Agreement on behalf of the Company has full power and authority to execute and deliver this Voting Agreement on behalf of the Company and to thereby bind the Company.

(b) This Voting Agreement has been duly and validly executed and delivered by the Company and, assuming due and valid authorization, execution and delivery hereof by the Stockholder, constitutes the legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (ii) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

ARTICLE IV

OTHER COVENANTS

4.1 Stock Dividends, etc.

(a) In case of a stock dividend or distribution, or any change in shares of Company Common Stock by reason of any stock dividend or distribution, split-up, recapitalization, combination, exchange of shares or the like, for all purposes under this Voting Agreement, the term “Covered Shares” shall be deemed to refer to and include the Covered Shares as well as all such stock dividends and distributions and any securities into which or for which any or all of the Covered Shares may be changed or exchanged or that are received in such transaction.

(b) Subject to the terms of the Stockholders Agreement, the Stockholder shall, while this Voting Agreement is in effect, notify the Company promptly in writing of the number of any additional shares of Company Common Stock, any additional options, warrants or rights or other awards to purchase shares of Company Common Stock or other voting capital stock of the Company and any other securities convertible into or exercisable or exchangeable for shares of Company Common Stock or other voting capital stock or securities of the Company acquired (beneficially or of record) by such Person, if any, after the date hereof.

4.2 Transfers. While this Voting Agreement is in effect and except as expressly contemplated hereby, the Stockholder shall not directly or indirectly (a) grant any proxies or enter into any voting agreement, voting trust or other agreement or arrangement with respect to the voting of any Covered Shares or (b) (i) sell, offer, transfer, pledge, encumber, assign, distribute, gift, convey or otherwise dispose of (including by merger or otherwise by operation of law) (collectively, a “Transfer”) or (ii) enter into any contract, option or other arrangement or understanding with respect to any Transfer (whether by actual disposition or effective economic disposition due to hedging, cash settlement or otherwise) of, any of the Covered Shares or any interest therein. The Stockholder shall not seek or solicit any such Transfer or any such contract, option or other arrangement or understanding with respect to any Transfer, and shall promptly notify (and provide information requested by) the Company, if it is approached or solicited, directly or indirectly, by any Person with respect to any of the foregoing.

4.3 Adverse Actions. While this Voting Agreement is in effect, the Stockholder shall not: (a) take, agree or commit to take any action that would reasonably be expected to make any representation and warranty of the Stockholder contained in this Voting Agreement inaccurate in any material respect as of any time during the term of this Voting Agreement, (b) fail to take all reasonable action necessary to prevent any such representation or warranty from being inaccurate in any material respect at any such time or (c) take any action that would, or would reasonably be expected to, prevent, delay, postpone, discourage or adversely affect the consummation of the Merger or any of the other transactions contemplated by the Merger Agreement.

4.4 Waiver of Dissenter and Appraisal Rights. The Stockholder hereby irrevocably and unconditionally waives, and agrees to cause to be waived and to prevent the exercise of, any rights of appraisal, any dissenter’s rights and any similar rights relating to the Merger or any related transaction that the Stockholder may have by virtue of, or with respect to, the Covered Shares.

ARTICLE V

MISCELLANEOUS

5.1 Termination. This Voting Agreement shall terminate automatically, without any action on the part of any party hereto, upon the earliest to occur of (a) the date on which the Merger becomes effective, (b) the date on which the Merger Agreement is validly terminated in accordance with its terms, (c) a Change in Recommendation and (d) the date on which the parties agree in writing to terminate this Voting Agreement. The date on which this Voting Agreement so terminates per the preceding sentence is referred to in this Voting Agreement as the “Termination Date”.

5.2 Further Assurances. From time to time, at the other party’s request and without further consideration, each party shall execute and deliver such additional documents and take all such further action as may be reasonably necessary or desirable to consummate the transactions contemplated by this Voting Agreement.

5.3 No Ownership Interest. Nothing contained in this Voting Agreement shall be deemed to vest in the Company any direct or indirect ownership or incidence of ownership of or with respect to any Covered Shares. All rights, ownership and economic benefits of and relating to the Covered Shares shall remain vested in and belong to the Stockholder, and the Company shall have no authority to exercise any power or authority to direct the Stockholder in the voting of any of the Covered Shares, except as otherwise provided herein.

5.4 Non-Survival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and other agreements in this Voting Agreement will survive the termination of this Voting Agreement pursuant to Section 5.1; provided, however, that notwithstanding the foregoing, the parties hereto acknowledge and agree that the Company shall be entitled to exercise all rights and remedies with respect to any breach prior to and including the Termination Date of the representations, warranties, covenants and agreements made by the Stockholder, which breach (and all of the available remedies with respect thereto) shall expressly survive the Termination Date.

5.5 Expenses. All costs and expenses incurred in connection with this Voting Agreement and the transactions contemplated hereby will be paid by the party incurring such costs and expenses; provided, however, that in any Action to enforce this Voting Agreement or the rights of the Company hereunder, the prevailing party in such Action shall be entitled to receive its reasonable attorney’s fees and all other reasonable costs and expenses incurred in such Action.

5.6 Notices. All notices, requests, demands and other communications under this Voting Agreement shall be in writing and shall be deemed to have been duly given when delivered in accordance with the following clauses

(i) and (ii): (i) by email to the parties at the following email addresses (or at such other email address for a party as shall be specified by like notice) and (ii) by email and hand delivery to the parties’ counsel at the following email addresses and street addresses (or at such other email address or street address for a party’s counsel as shall be specified by like notice):

(a)	To the Stockholder:

Jefferies Financial Group Inc.

520 Madison Avenue

New York, New York 10022

Attention:             General Counsel

Email:                   msharp@jefferies.com

with a copy to:

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, New York 10153

Attention:             Howard Chatzinoff; Matthew J. Gilroy

Email:                   howard.chatzinoff@weil.com; matthew.gilroy@weil.com

(b)	To the Company:

HomeFed Corporation

1903 Wright Place, Suite 220

Carlsbad, California 92008

Attention:             Christian E. Foulger

Email:                   cfoulger@hfc-ca.com

with a copy to:

Sheppard Mullin Richter & Hampton LLP

12275 El Camino Real, Suite 200

San Diego, California 92130

Attention:             John D. Tishler

Email:                  jtishler@sheppardmullin.com

5.7 Construction. The parties have participated jointly in the negotiation and drafting of this Voting Agreement, and, in the event an ambiguity or question of intent or interpretation arises, this Voting Agreement will be construed as if drafted jointly by the parties, and no presumption or burden of proof will arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Voting Agreement.

5.8 Succession and Assignment. Neither this Voting Agreement nor any of the rights, interests or obligations under this Voting Agreement shall be assigned, in whole or in part, by operation of Law or otherwise by either party without the prior written consent of the other party. Any purported assignment without such consent shall be void. Subject to the preceding sentences, this Voting Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

5.9 Entire Agreement; No Third-Party Beneficiaries. This Voting Agreement (a) constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral (other than the Stockholders Agreement and the Transaction Agreements), between the parties with respect to the matters related herein and (b) is not intended to confer upon any Person other than the parties any rights or remedies.

5.10 Specific Performance. The parties acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Voting Agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that, prior to the termination of this Voting Agreement pursuant to Section 5.1, the parties shall be entitled to an injunction or injunctions to prevent breaches of this Voting Agreement and to enforce specifically the performance of terms and provisions of this Voting Agreement, without proof of actual damages (and each party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity. The parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy for any such breach.

5.11 Governing Law; Consent to Jurisdiction; Venue. This Voting Agreement shall be governed and construed in accordance with the Laws of the State of Delaware, without regard to any applicable conflicts of laws provisions. Each of the parties (i) consents to submit itself to the personal jurisdiction of the Court of Chancery of the State of Delaware or, if such court lacks subject matter jurisdiction, any federal court located in the State of Delaware in the event any dispute arises out of this Voting Agreement or any of the transactions contemplated by this Voting Agreement, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iii) agrees that it will not bring any Action relating to this Voting Agreement or any of the transactions contemplated by this Voting Agreement in any court other than the Court of Chancery of the State of Delaware or, if such court lacks subject matter jurisdiction, any federal court located in the State of Delaware, (iv) waives any objection that it may now or hereafter have to the venue of any such Action in the Court of Chancery of the State of Delaware or, if such court lacks subject matter jurisdiction, any federal court located in the State of Delaware or that such Action was brought in an inconvenient court and agrees not to plead or claim the same and (v) consents to service being made through the notice procedures set forth in Section 5.6. Each of the parties hereby agrees that service of any process, summons, notice or document by U.S. registered mail to the respective addresses set forth in Section 5.6 shall be effective service of process for any Action in connection with this Voting Agreement or the transactions contemplated hereby.

5.12 Waiver of Jury Trial. EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING ARISING OUT OF THE TRANSACTION AGREEMENTS OR THE TRANSACTIONS. EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS VOTING AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 5.12.

5.13 Waiver of Rights. No failure on the part of the Company to exercise any power, right, privilege or remedy under this Voting Agreement, and no delay on the part of the Company in exercising any power, right, privilege or remedy under this Voting Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. The Company shall not be deemed to have waived any claim available to the Company arising out of this Voting Agreement, or any power, right, privilege or remedy of the Company under this Voting Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of the Company; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

5.14 Severability. If any term or other provision of this Voting Agreement is invalid, illegal or incapable of being enforced by any rule or Law, or public policy, all other conditions and provisions of this Voting Agreement shall nevertheless remain in full force and effect so long as either the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party or such party waives its rights under this Section 5.14 with respect thereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Voting Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

5.15 Amendments. This Voting Agreement may not be amended except by an instrument in writing signed on behalf of the Company and the Stockholder.

5.16 Counterparts. This Voting Agreement may be executed in two counterparts, both of which shall be considered one and the same agreement, and shall become effective when both counterparts have been signed by either of the parties and delivered to the other party.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned has caused this Voting Agreement to be duly executed by its authorized officer as of the date first above written.

HOMEFED CORPORATION

By:	/s/ Christian E. Foulger
	Name:	Christian E. Foulger
	Title:	President

[Signature Page to Parent Voting Agreement]

IN WITNESS WHEREOF, the undersigned has caused this Voting Agreement to be duly executed as of the date first above written.

JEFFERIES FINANCIAL GROUP INC.

By:	/s/ Michael J. Sharp
	Name:	Michael J. Sharp
	Title:	Executive Vice President and General Counsel

[Signature Page to Parent Voting Agreement]

Annex C

Execution Version

WAIVER AND AMENDMENT NO. 1

TO

STOCKHOLDERS AGREEMENT

This WAIVER AND AMENDMENT NO. 1 TO STOCKHOLDERS AGREEMENT is made as of April 12, 2019 (this “Waiver and Amendment Agreement”) and effects a limited waiver in respect of and amends that certain Stockholders Agreement, dated as of March 28, 2014 (as amended, supplemented or otherwise modified from time to time in accordance with its terms, the “Stockholders Agreement”), by and between HomeFed Corporation, a Delaware corporation (the “Company”) and Jefferies Financial Group Inc. (f/k/a Leucadia National Corporation), a New York corporation (the “Stockholder”). Capitalized terms used herein and not otherwise defined shall have the meaning ascribed to them in the Stockholders Agreement.

WHEREAS, concurrently herewith (a) the Stockholder, Heat Merger Sub, LLC, a Delaware limited liability company and a wholly-owned subsidiary of the Stockholder and the Company have entered into that certain Agreement and Plan of Merger, dated as of April 12, 2019 (the “Merger Agreement”) and (b) the Stockholder and the Company have entered into that certain Voting Agreement, dated as of April 12, 2019 (the “Jefferies Voting Agreement”), pursuant to which the Stockholder has agreed to vote the Subject Shares in favor of certain matters relating to the Merger Agreement;

WHEREAS, (a) pursuant to Section 12 of the Stockholders Agreement, the Stockholders Agreement may be amended with the written approval of the Company and the holders of a majority of the outstanding Subject Shares and (b) the Stockholder holds a majority of the Subject Shares; and

WHEREAS, in order to clarify the terms of the Stockholders Agreement and to facilitate the transactions contemplated by the Merger Agreement, the Company and the Stockholder desire to amend the Stockholders Agreement, in accordance with the terms and subject to the conditions set forth in this Waiver and Amendment Agreement.

NOW, THEREFORE, for good and valuable consideration, the receipt, adequacy and sufficiency of which are hereby acknowledged, the parties hereto covenant and agree as follows:

1. Limited Waiver of Voting Limitation. The limitation on the Stockholder’s voting rights set forth in Section 2 of the Stockholders Agreement shall not be applicable with respect to any votes, whether at any meeting, however called, or by written consent, with respect to the Merger Proposals (as defined in the Jefferies Voting Agreement). For the avoidance of doubt, the Stockholder shall be entitled to vote all of the Subject Shares, whether at any meeting, however called, or by written consent, for the Merger Proposals (as defined in the Jefferies Voting Agreement) in accordance with the Jefferies Voting Agreement.

2. Stockholder Acquisition. The parties hereto agree that (a) the Company Additional Stockholder Approval (as defined in the Merger Agreement) shall satisfy clause (y) of Section 3 of the Stockholders Agreement and (b) the approval by the Special Committee (as defined in the Merger Agreement) of the transactions contemplated by the Merger Agreement as of the date hereof shall satisfy clause (x) of Section 3 of the Stockholders Agreement, regardless of whether a Change in Recommendation (as defined in the Merger Agreement) occurs following the date hereof.

3. Effectiveness of Amendment. This Waiver and Amendment Agreement has been executed in accordance with the terms of Section 12 of the Stockholders Agreement and shall become effective as of the date hereof.

4. Entire Agreement. This Waiver and Amendment Agreement, the Stockholders Agreement, and the terms and provisions hereof and thereof constitute the entire agreement among the parties pertaining to the subject matter hereof and thereof and supersede any and all prior or contemporaneous agreements relating to the subject matter hereof or thereof. Except as expressly amended hereby, the Stockholders Agreement shall remain unchanged and in full force and effect. To the extent any terms or provisions of this Amendment conflict with those of the Stockholders Agreement, the terms and provisions of this Waiver and Amendment Agreement shall control.

5. Miscellaneous. The provisions of Sections 12 (Amendments and Waivers), 13 (Severability), 15 (Successors and Assigns), 17 (Remedies), 18 (Notices), 19 (Governing Law; Consent to Jurisdiction), 20 (Waiver of Trial by Jury), 21 (Descriptive Headings, etc.) and 22 (No Strict Construction) shall apply to this Amendment mutatis mutandis.

6. Counterparts. This Waiver and Amendment Agreement may be executed in counterparts (including by facsimile or pdf or other similar medium), each one of which shall be deemed an original and all of which together shall constitute one and the same Waiver and Amendment Agreement.

[Signature Pages Follow.]

IN WITNESS WHEREOF, the parties hereto have caused this Waiver and Amendment Agreement to the Stockholders Agreement to be duly executed as of the date first above-written.

HOMEFED CORPORATION

By:	/s/ Christian E. Foulger
Name:	Christian E. Foulger
Title:	President

[SIGNATURE PAGE TO WAIVER AND AMENDMENT AGREEMENT]

JEFFERIES FINANCIAL GROUP INC.

By:	/s/ Michael J. Sharp
Name:	Michael J. Sharp
Title:	Executive Vice President and General Counsel

[SIGNATURE PAGE TO WAIVER AND AMENDMENT AGREEMENT]

Annex D

May 2, 2019

The Special Committee of the Board of Directors of HomeFed Corporation

c/o Sheppard, Mullin, Richter & Hampton LLP

12275 El Camino Real, Suite 200

San Diego, CA 92130

Attn: John D. Tishler, Esq.

Dear Special Committee:

We understand that Jefferies Financial Group, Inc. (the “Acquiror”), Heat Merger Sub, LLC, a wholly-owned subsidiary of the Acquiror (the “Merger Sub”), and HomeFed Corporation (the “Company”), propose to amend the Agreement (defined below) pursuant to which, among other things, the Company will be merged with and into the Merger Sub (the “Transaction”) and that, in connection with the Transaction, (a) each outstanding share of common stock, par value $0.01 per share (“Company Common Stock”), of the Company will be converted into the right to receive 2.0 shares (the “Exchange Ratio”) of common stock, par value $1.00 per share, of the Acquiror and (b) the Company will become a wholly owned subsidiary of the Acquiror. “Excluded Persons” shall be defined as the Company, the Acquiror or any of their respective subsidiaries and affiliates.

The Special Committee of the Board of Directors of the Company (the “Committee”) has requested that Houlihan Lokey Capital, Inc. (“Houlihan Lokey”) provide an opinion (the “Opinion”) to the Committee as to whether, as of the date hereof, the Exchange Ratio provided for in the Transaction pursuant to the Agreement, as amended by the Amendment (as defined below), is fair to the holders of Company Common Stock (other than the Excluded Persons) from a financial point of view.

In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

1.	reviewed the Agreement and Plan of Merger by and among the Company, the Acquiror and the Merger Sub, dated April 12, 2019 (the “Agreement”);

2.	reviewed a draft dated May 1, 2019 of the Amendment No. 1 to the Agreement, by and among the Company, the Acquiror and the Merger Sub (the “Amendment”);

3.

reviewed certain publicly available business and financial information relating to the Company and the Acquiror that we deemed to be relevant, including certain publicly available research analyst estimates with respect to the future financial performance of the Acquiror;

4.

reviewed certain information relating to the historical, current and future operations, financial condition and prospects of the Company made available to us by the Company, including financial projections prepared by and discussed with the management of the Company relating to the Company for the fiscal years ending 2019 through 2038;

245 Park Avenue, 20th Fl. • New York, NY 10167 • Tel 212.497.4100 • Fax 212.661.3070 • HL.com

Broker-dealer services through Houlihan Lokey Capital, Inc.

HomeFed Corporation

May 2, 2019

5.	reviewed certain information relating to the historical and current operations and financial condition of the Acquiror made available to us by the Acquiror;

6.	considered the publicly available financial terms of certain real estate transactions that we deemed to be relevant in evaluating certain of the real estate assets owned by the Company;

7.

spoken with certain members of the management of the Company and certain of its representatives and advisors regarding the business, operations, financial condition and prospects of the Company and the Acquiror, the Transaction and related matters;

8.

spoken with certain members of the management of the Acquiror and certain of its representatives and advisors regarding the business, operations and financial condition of the Acquiror, the Transaction and related matters;

9.	reviewed the current and historical market prices and trading volume for certain of the Company’s and the Acquiror’s publicly traded securities;

10.

reviewed a representation addressed to us from the senior management of the Company which contains, among other things, confirmation regarding the accuracy of financial information and data relating to the Company provided to, or discussed with, us by or on behalf of the Company; and

11.	conducted such other financial studies, analyses and inquiries and considered such other information and factors as we deemed appropriate.

We have relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to us, discussed with or reviewed by us, or publicly available, and do not assume any responsibility with respect to such data, material and other information. In addition, management of the Company has advised us, and we have assumed, that the financial projections reviewed by us have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management as to the future financial results and condition of the Company, and we express no opinion with respect to such projections or the assumptions on which they are based. As you are aware, neither the management of the Acquiror nor the management of the Company have provided us with, and we did not have access to, financial forecasts relating to the Acquiror prepared by the management of the Acquiror or the management of the Company. We have relied upon and assumed, without independent verification, that there has been no change in the businesses, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company or the Acquiror since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to us that would be material to our analyses or this Opinion, and that there is no information or any facts that would make any of the information reviewed by us incomplete or misleading. With the consent of the Committee, for purposes of our financial analyses and this Opinion, we have assumed that the closing price of the Acquiror Common Stock on April 30, 2019 provides a reasonable basis upon which to evaluate the fair value of the Acquiror and the Acquiror Common Stock as of the date of this Opinion.

We have relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the Agreement identified in item 1 above, the Amendment identified in item 2 above and all other related documents and instruments that are referred to therein are true and correct, (b) each party to the Agreement, the Amendment and other related documents and instruments will fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the Transaction will be satisfied without waiver thereof, and (d) the Transaction will be consummated in a timely manner in accordance with the terms described in the Agreement, the Amendment and other related documents and instruments, without any amendments or modifications thereto. We have also assumed, with the consent of the Committee, that the Transaction will qualify as a “reorganization” within the meaning of Section 368(a) of

HomeFed Corporation

May 2, 2019

the Internal Revenue Code. We have relied upon and assumed, without independent verification, that (i) the Transaction will be consummated in a manner that complies in all respects with all applicable federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Transaction will be obtained and that no delay, limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would result in the disposition of any assets of the Company or the Acquiror, or otherwise have an effect on the Transaction, or the Company or the Acquiror or any expected benefits of the Transaction that would be material to our analyses or this Opinion. In addition, we have relied upon and assumed, without independent verification, that the final form of the Amendment will not differ in any respect from the draft of the Amendment identified above. As you are aware, we have been provided with limited information relating to the Acquiror by the management of, or advisors to, the Acquiror. We assume that, were we to have more fulsome information relating to the Acquiror, any information received from such parties would not materially affect or change this Opinion.

Furthermore, in connection with this Opinion, we have not been requested to make, and have not made, any independent appraisal of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of the Company, the Acquiror or any other party. We did not estimate, and express no opinion regarding, the liquidation value of any entity or business. We have undertaken no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company or the Acquiror is or may be a party or is or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the Company or the Acquiror is or may be a party or is or may be subject.

We have not been requested to, and did not, initiate or participate in any discussions or negotiations with, or solicit any indications of interest from, third parties with respect to the Transaction, the securities, assets, businesses or operations of the Company or any other party, or any alternatives to the Transaction. This Opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We have not undertaken, and are under no obligation, to update, revise, reaffirm or withdraw this Opinion, or otherwise comment on or consider events occurring or coming to our attention after the date hereof. We are not expressing any opinion as to what the value of the Company Common Stock or the Acquiror Common Stock actually will be when exchanged or issued, respectively, pursuant to the Transaction or the price or range of prices at which the Company Common Stock or the Acquiror Common Stock may be purchased or sold, or otherwise be transferable, at any time. We have assumed that the Acquiror Common Stock to be issued in the Transaction to the shareholders of the Company will be listed on the New York Stock Exchange. Subsequent events that could materially affect the conclusion set forth in this Opinion include, without limitation, changes in industry performance or market conditions; changes to the businesses, financial condition and results of operations of the Company or the Acquiror; changes in the terms of the Transaction; and the failure to consummate the Transaction within a reasonable period of time.

This Opinion is furnished for the use of the Committee (in its capacity as such) in connection with its evaluation of the Transaction and may not be used for any other purpose without our prior written consent, provided that the Board of Directors of the Company (the “Board”) may rely on this Opinion in connection with its consideration of the Committee’s recommendation to the Board and its evaluation and approval of a Transaction. This Opinion is not intended to be, and does not constitute, a recommendation to the Committee, the Board, any security holder of the Company or the Acquiror or any other party as to how to act or vote with respect to any matter relating to the Transaction or otherwise.

In the ordinary course of business, certain of our employees and affiliates, as well as investment funds in which they may have financial interests or with which they may co-invest, may acquire, hold or sell, long or short positions, or trade, in debt, equity, and other securities and financial instruments (including loans and other

HomeFed Corporation

May 2, 2019

obligations) of, or investments in, the Company, the Acquiror, or any other party that may be involved in the Transaction and their respective affiliates or security holders or any currency or commodity that may be involved in the Transaction.

Houlihan Lokey and/or certain of its affiliates have in the past provided and are currently providing financial advisory and/or other financial or consulting services to certain affiliates of the Acquiror, for which Houlihan Lokey and/or its affiliates have received, and may receive, compensation, including, among other things, having provided certain valuation services for financial reporting purposes to such affiliates. Houlihan Lokey and certain of its affiliates may provide investment banking, financial advisory and/or other financial or consulting services to the Company, the Acquiror, other participants in the Transaction or certain of their respective affiliates or security holders in the future, for which Houlihan Lokey and its affiliates may receive compensation. In addition, Houlihan Lokey and certain of its affiliates and certain of our and their respective employees may have committed to invest in private equity or other investment funds managed or advised by the Acquiror, other participants in the Transaction or certain of their respective affiliates or security holders, and in portfolio companies of such funds, and may have co-invested with the Acquiror, other participants in the Transaction or certain of their respective affiliates or security holders, and may do so in the future. Furthermore, in connection with bankruptcies, restructurings, distressed situations and similar matters, Houlihan Lokey and certain of its affiliates may have in the past acted, may currently be acting and may in the future act as financial advisor to debtors, creditors, equity holders, trustees, agents and other interested parties (including, without limitation, formal and informal committees or groups of creditors) that may have included or represented and may include or represent, directly or indirectly, or may be or have been adverse to, the Company, the Acquiror, other participants in the Transaction or certain of their respective affiliates or security holders, for which advice and services Houlihan Lokey and its affiliates have received and may receive compensation.

Houlihan Lokey has also acted as financial advisor to the Committee in connection with, and has participated in certain of the negotiations leading to, the Transaction and will receive a fee for such services, a portion of which is contingent upon the consummation of the Transaction. In addition, we will receive a fee for rendering this Opinion, which is not contingent upon the successful completion of the Transaction. The Company has agreed to reimburse certain of our expenses and to indemnify us and certain related parties for certain potential liabilities arising out of our engagement.

We have not been requested to opine as to, and this Opinion does not express an opinion as to or otherwise address, among other things: (i) the underlying business decision of the Committee, the Board, the Company, the Acquiror, their respective security holders or any other party to proceed with or effect the Transaction, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the Transaction or otherwise (other than the Exchange Ratio to the extent expressly specified herein), (iii) the fairness of any portion or aspect of the Transaction to the holders of any class of securities, creditors or other constituencies of the Company, the Acquiror, or to any other party, except if and only to the extent expressly set forth in the last sentence of this Opinion, (iv) the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available for the Company, the Acquiror or any other party, (v) the fairness of any portion or aspect of the Transaction to any one class or group of the Company’s, the Acquiror’s or any other party’s security holders or other constituents vis-á-vis any other class or group of the Company’s, the Acquiror’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration amongst or within such classes or groups of security holders or other constituents), (vi) whether or not the Company, the Acquiror, their respective security holders or any other party is receiving or paying reasonably equivalent value in the Transaction, (vii) the solvency, creditworthiness or fair value of the Company, the Acquiror or any other participant in the Transaction, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, or (viii) the fairness, financial or otherwise, of the amount,

HomeFed Corporation

May 2, 2019

nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the Transaction, any class of such persons or any other party, relative to the Exchange Ratio or otherwise. Furthermore, no opinion, counsel or interpretation is intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, we have relied, with the consent of the Committee, on the assessments by the Committee, the Board, the Company, the Acquiror and their respective advisors, as to all legal, regulatory, accounting, insurance, tax and other similar matters with respect to the Company, the Acquiror and the Transaction or otherwise. The issuance of this Opinion was approved by a committee authorized to approve opinions of this nature.

Based upon and subject to the foregoing, and in reliance thereon, it is our opinion that, as of the date hereof, the Exchange Ratio provided for in the Transaction pursuant to the Agreement, as amended by the Amendment, is fair to the holders of Company Common Stock (other than the Excluded Persons) from a financial point of view.

Very truly yours,

HOULIHAN LOKEY CAPITAL, INC.

ANNEX E

Delaware General Corporation Law § 262 Appraisal Rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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